.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ¨ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ¨ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia Tbk

(Registrant)

Date April 30, 2021	By: /s/ Heri Supriadi
(Signature)

Heri Supriadi
Director of Finance

THEME

Digitizing The Nation To Create Opportunities For Sustainable Future

The COVID-19 pandemic has impacted society and various sectors on an unprecedented scale. For TelkomGroup, the various obstacles that emerged due to the COVID-19 pandemic have been taken as opportunities to push digital acceleration, by providing services and solutions in the field of information and communications technology. As a key element in the nation's infrastructure, TelkomGroup has the vitality to help the people and the Government of Indonesia to address the pandemic, and to rise once more to face the future. TelkomGroup provides a variety of services and solutions to all customers and the public with the support of a digital connectivity infrastructure, digital platforms, and digital services.

In line with our efforts to transform into a world-class digital telco and amid various challenges throughout the reporting period, TelkomGroup has continued to expand and improve its digital connectivity infrastructure and to strengthen digital platforms and develop various digital services with the purpose of furnishing the best digital customer experience. Our mission as a public institution that supports the Government in various fields, including disaster management, is to provide continuous communication services.

All TelkomGroup business activities and business development initiatives are executed strategically in accordance with market potential as well as the needs and characteristics of Indonesians, to support digitalization in various fields such as education, the development of Small and Medium Enterprises (SMEs), finance, agriculture, and various other sectors.

DISCLAIMER

This report is a form of transparency and accountability of PT Telkom Indonesia (Persero) Tbk to present material data and information regarding corporate performance and governance for stakeholders such as investors, customers and the government. In general, the contents of this report come from internal analysis as well as reliable documents and resource persons. Some parts of this report contain data and information regarding Telkom's future views, which are forward-looking statements, such as targets, expectations, forecasts, estimates, prospects, or projections of Telkom's operational performance and future business conditions.

Prior to its inclusion in the Report, Telkom had carefully considered the certainty of data and information in the forward-looking statements. However, Telkom cannot guarantee that the data and information are true and accurate and can be completely fulfilled. Readers need to understand that Telkom faces various risks and uncertainties caused by various factors, such as changes in the economic, social and political situation in Indonesia. This of course can affect operational performance and future business conditions.

In addition to publishing this report Telkom, as a listed company in the New York Stock Exchange (NYSE), is also required to submit the SEC Form 20-F as an annual report to the Securities and Exchange Commission (SEC). This 2020 Annual Report and the SEC Form 20-F are not the same set of reports, although some of the information in this report can also be found in SEC Form 20-F.

The term “Telkom” as used in the Report emphasizes the parent entity, while the term “Telkom and subsidiaries” or “TelkomGroup” refer to the entire parent company, subsidiaries and affiliated entities. Nevertheless, the use of the term “Telkom” does not exclude subsidiary and affiliation within the scope of the content and discussion of the Report.

To make it easier for stakeholders, this report can be accessed and downloaded in softcopy through http://www.telkom.co.id

Or scan here:

Telkom stakeholders can submit questions and suggestions to:

Investor Relation Unit

Andi Setiawan

PT Telkom Indonesia (Persero) Tbk

The Telkom Hub, Telkom Landmark Tower 39th Floor

Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia

Phone	: (62-21) 521 5109
Fax.	: (62-21) 522 0500
E-mail	: investor@telkom.co.id
Facebook	: TelkomIndonesia
Instagram	: telkomindonesia
Twitter	: @telkomindonesia

TABLE OF CONTENTS

TIPS FOR READING THE CONTENTS OF THIS REPORT

Readers looking to gain a general understanding of Telkom are advised to read this Report from the beginning to the “Report of the Board of Commissioners and Board of Directors”. Readers who wish to learn in depth about Telkom are advised to continue reading this Report until the end.

THEME	3

DISCLAIMER	4

TABLE OF CONTENTS	5

TELKOM HIGHLIGHTS	8
Kaleidoscope 2020	9
Profile of Telkom and Its Subsidiaries	11
Infrastructure	13
Products and Customers	14
Social Responsibility	15
Financial Data Overview	16
Stock Information	18
Bond, Sukuk or Convertible Bond and Medium Term Notes (MTN) Information	20

REPORT OF THE BOARD OF COMMISSIONERS AND DIRECTORS	21
Report of the Board of Commissioners	22
Report of the Board of Directors	26
Statement Letter of Responsibility for 2020 Annual Report	32

ABOUT TELKOM	34
Purpose, Vision, Mission, and Strategy	35
Telkom: A Brief History	37
Business Activities	39
Awards and Certifications	41
Telkom Organizational Structure	45
Profile of the Board of Commissioners	46
Profile of the Board of Directors	56
Telkom Employees	68
Shareholders Composition	73
Subsidiaries, Associated Companies, and Joint Ventures	75
Chronology of Stocks Registration	79
Chronology of Other Securities Registration	81
Name and Address of Institutions and/or Supporting Capital Market Profession	83

MANAGEMENT DISCUSSION AND ANALYSIS	86
Business Environment Overview 2020	87
Operational Overview by Business Segment	91
Marketing Overview	107
Comprehensive Financial Performance	121
Solvency	134
Capital Structure and the Management Policies for Capital Structure	135
Realization of Capital Expenditure	137
Material Commitment for Capital Expenditure	138
Receivables Collectability	139
Material Information and Fact After Accountant Reporting Date	140
Business Prospects and Sustainability of The Company	141
Comparison of Initial Year Target and Realization	143
Target or Projections for the Following Year	144
Dividend	145
Realization of Public Offering Fund	146
Material Information regarding Transaction with Conflict of Interest, Transaction with Affiliated Parties, Investment, Divestment and Acquisition	147
Changes in Regulation	148
Changes in Accounting Policy	149

CORPORATE GOVERNANCE	151
Corporate Governance Principle and Platform	152
Corporate Governance Structure	159
Corporate Governance Assessment	160
General Meeting of Shareholders (GMS)	161
Board of Commissioners	171
Audit Committee	187
Committee for Nomination and Remuneration	194
Committee for Planning and Risk Evaluation and Monitoring	199
Board of Directors	203
Corporate Secretary	219
Internal Audit Unit	222
Internal Control System	226
Risk Management System	229
Whistleblowing System	237
The Policy of Reporting Share Ownership of Directors and Commissioners	240
Employee Stock Ownership Program	241
Significant Legal Disputes	242
Information Regarding Administrative Sanctions	243
Information Access and Company’s Public Data	244
Corporate Code of Conduct	245
Corporate Culture	247

CORPORATE SOCIAL RESPONSIBILITY	249
The Governance of Corporate Social Responsibility	250
Business Integrity, Human Rights, and Fair Practices	255
Goods and Services Responsibility	261
Social Responsibility for Employment	266
Social Responsibility for Community Engagement and Development	274
Environmental Responsibility	279

PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM (PKBL)		287
Partnership and Community Development Program (PKBL) Report		288

APPENDICES		292
Appendix 1:	Glossary	293
Appendix 2:	List of Abbreviations	300
Appendix 3:	Circular Letter to Financial Services Authority No.30/SEOJK.04/2016 Cross Reference	306
Appendix 4:	List of Affiliate Transactions	319

CONSOLIDATED FINANCIAL STATEMENTS		324
Audited Consolidated Financial Statements 2020 and Audited PKBL Financial Statements 2020

TELKOM HIGHLIGHTS

9	Kaleidoscope 2020
11	Profile of Telkom and Its Subsidiaries
13	Infrastructure
14	Products and Customers
15	Social Responsibility
16	Financial Data Overview
18	Stock Information
20	Bond, Sukuk or Convertible Bond and Medium Term Notes (MTN) Information

KALEIDOSCOPE 2020

January	2	TelkomGroup set up Flood Assistance & Network Equipment Alert Stations to support and care for the communities and customers affected by the Jabotabek flood.
	23

To support the Government in advancing the tourism industry, Telkomsel strengthened the quality of the 4G network in five super-priority tourist locations in Indonesia, namely in Lake Toba, Likupang, Borobudur, Mandalika, and Labuan Bajo.

February	6	To further develop the digital ecosystem in Indonesia, especially the gaming ecosystem, Telkom once again opened registration for the Indigo Game Startup Incubation program.
March	16

In pursuing the accelerated development of underdeveloped areas, the Ministry of Villages, Development of Disadvantaged Regions, and Transmigration (Kemendesa) collaborated with Telkom to implement a village tourism digitization program in Sumba.

	23	TelkomGroup provided internet access support as well as information and communication technology facilities at the Kemayoran Emergency Hospital.
April	9

The Minister of Communication and Information launched the PeduliLindungi application developed by Telkom. It is the official app used by the Ministry of Communication and Information to help stop the spread of COVID-19.

	22

Telkom, through MDI Ventures, set up the IndonesiaBergerak initiative with the support of 4 startups: Kata.ai, Qiscus, Volantis, and Qlue. IndonesiaBergerak is a website that provides up-to-date data on the spread of the COVID-19 infection and their distribution areas.

May	20

The CEO of TelkomGroup and the Minister of State-Owned Enterprise distributed 100,000 aid packages worth nearly Rp40.7 billion. These are donation made by the TelkomGroup for communities affected by COVID-19 throughout Indonesia.

	30	25 Years Telkomsel: Putting Meaning to our Consistency in Serving the Country To Continue Moving Forward with Indonesia.
June	10	To help corporations face a New Normal, Telkom offers a variety of ICT solutions including thermal CCTV, thermal camera tablets, AdsQoo application, and shared services.
	30

In collaboration with Gojek, Telkom expanded access to the PeduliLindungi application to increase the use and utilization of the application as part of an effort to break the chain of spread of the COVID-19 virus.

July	9

Groundbreaking of the Telkom HyperScale Data Center (HDC), a large-scale data center with global standards and tier 3 and 4 certifications, to accelerate the digital platform business as an enabler of various ICT services and solutions.

	23	Launch of AKHLAK Core Values, a behavior guide for all State-Owned Enterprise employees, which have been adopted into TelkomGroup's core values.
August	10

The Directorate General of Taxes (DGT) and Telkom strengthened their cooperation through the integration of tax data, including exchange, processing, research, and testing of tax data through information technology-based facilities.

	17

Launch of PaDi UMKM (Pasar Digital UMKM), a platform created by the Indonesians, initiated by the Ministry of State-Owned Enterprises and developed by Telkom, which acts as a centralized manager of information and business-to-business marketing services.

	19

Transfer of ownership of TS Global Network (TSGN) from Telin to Telkomsat as part of a series of satellite business consolidation processes in which all satellite business management is carried out by Telkomsat.

September	4	Telkom celebrated National Customer Day 2020 with an array of appealing programs for IndiHome customers, such as open channels and minipacks as well as invoice discount vouchers up to 80%.
	22

Telkomsel supported the Ministry of Education and Culture of the Republic of Indonesia’s the internet data quota assistance program for students, teachers, and lecturers to help them with distance learning.

October	14	To Strengthen the tower business through Portfolio management, TelkomGroup transferred ownership of 6,050 Telkomsel towers to Mitratel.
	18

The Minister of State-Owned Enterprises (SOE), the Minister of Tourism & Creative Economy, the Deputy Minister of SOE II, the President Commissioner of Telkom, the President Director of Telkom, and the Director of Telkom CONS conducted the soft launching of an English language news channel, Southeast Asia Today (SEA Today). The channel targets an international public audience and is managed by PT Metra Digital Media (MDM) as a subsidiary of Telkom.

November	16	Telkomsel invested US$150 million in PT Aplikasi Karya Anak Bangsa (Gojek) as a commitment by the digital telecommunication company to provide services beyond connectivity.
	19	Opening Bell Ceremony and 25th Anniversary of Telkom's IPO on the Indonesia Stock Exchange and the New York Stock Exchange.
December	2	Telkom launched the BigBox Platform, a big data analytics solution for the Satu Data Indonesia Program initiated by the Government of the Republic of Indonesia.
	10	To improve services to the community and ensure an effective and efficient fuel distribution, Telkom and Pertamina completed the digitization program for gas stations throughout Indonesia.

PROFILE OF TELKOM AND ITS SUBSIDIARIES

PROFILE OF TELKOM

Company’s Full Name	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk
Company’s Short Name	PT Telkom Indonesia (Persero) Tbk
Commercial Name	Telkom
Business Fields, Type of Products and Services

To operate telecommunications and information networks and services, as well as the optimization of the usage of resources owned by the Company to produce goods and/or services of high-quality and strong competitiveness to obtain/pursue profits in order to increase the value of the Company by applying the principles of a Limited Liability Company.

Corporate Status	Public Company, State-Owned Enterprise
Ownership	52.09% The Government of the Republic of Indonesia 47.91% Public
Legality	NPWP 01.000.013.1-093.000
TDP 101116407740
SIUP 0029/IUP-UB/X/2017/DPMPTSP
NIB 9120304490415
Date of Establishment	November 19, 1991
Legal Basis of Establishment

Pursuant to the Government Regulation No.25 of 1991, the Company’s status was changed to a State-Owned Limited Liability Company (“Company”) based on a Notarial Deed inscribed by Imas Fatimah, S.H., No.128, dated September 24, 1991, which was approved by the Minister of Justice of the Republic of Indonesia through Decree No.C26870.HT.01.01.Year.1991 dated November 19, 1991, and announced in the State Gazette of the Republic of Indonesia No.5 of January 17, 1992 Supplement to the State Gazette No.210.

Address and Contact of Headquarters Office	Graha Merah Putih Jl. Japati No. 1 Bandung Jawa Barat, Indonesia - 40133
	Phone Fax Website E-mail	: +62-22-4521404 : +62-22-7206757 : www.telkom.co.id : corporate_comm@telkom.co.id
: investor@telkom.co.id
Social Media	Facebook	: TelkomIndonesia
	Instagram	: telkomindonesia
	Twitter	: @telkomindonesia
Stock Listing	The Company was listed on the Indonesia Stock Exchange (IDX) and New York Stock Exchange (NYSE) on November 14, 1995
Ticker	Indonesia Stock Exchange: TLKM New York Stock Exchange: TLK
Stock Type	Series A Dwiwarna shares and series B shares
Authorized Capital	1 series A Dwiwarna share 399,999,999,999 series B shares
Issued and Fully Paid Capital	1 series A Dwiwarna share 99,062,216,599 series B shares
Rating	International	: Baa1 (stable) from Moody’s BBB (stable) from Fitch Ratings
	Domestic	: idAAA from Pefindo

PROFILE OF SUBSIDIARIES

Telkom is the largest telecommunication company in Indonesia with:

10	direct subsidiaries, actively operating
24	indirect subsidiaries
10	affiliated companies

Telkomsel www.telkomsel.com

PT Telekomunikasi Selular (Telkomsel) is a cellular operator with the widest network in Indonesia, reaching more than 90% of the population. Its core business comprises of cellular telecommunications services and the operation of cellular telecommunications networks.

Telkom Metra www.metra.co.id

PT Multimedia Nusantara (Telkom Metra) is an investment company and sub-holding which has expanded into various basic digital services and ICT industries through acquisition, partnership and building a strong business ecosystem.

Telkomsat www.telkomsat.co.id	PT Telkom Satelit Indonesia (Telkomsat) is a company with a satellite business portfolio that provides end-to-end satellite-based digital service focusing on customer needs (customer-oriented).
PINS pins.co.id

PT PINS Indonesia (PINS) is involved in the business of integrating devices, networks, systems, processes, and the Internet of Things (IoT). Its core business is providing various technological, information, and communication equipment and IoT facilities.

Telkom Akses www.telkomakses.co.id

PT Telkom Akses (Telkom Akses) is engaged in the deployment and management of fixed-broadband access network infrastructure services, with the core business of fixed-broadband access network deployment construction services, managed service & operation maintenance, and fixed-broadband access networks.

Telin www.telin.net

PT Telekomunikasi Indonesia International (Telin) is a global telecommunications operator that provides telecommunications & IT service solutions overseas. Currently, Telin has 9 global offices abroad.

Mitratel www.mitratel.co.id

PT Dayamitra Telekomunikasi (Mitratel) is a national infrastructure provider for telecommunications towers (tower provider). Its core business includes tower construction and tower management services (collocation & resellers).

Telkom Infra telkominfra.co.id

PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra) is a provider of domestic and international telecommunications infrastructure (service and solution) management services. The Telkom Infra’s core business is telecommunications infrastructure and submarine cable services.

Metranet www.metranet.co.id	PT Metranet (Metranet) is an integrated media and digital content provider. Its core business is online media, digital content, and digital billing.
Telkom Property telkomproperty.co.id

PT Graha Sarana Duta (Telkom Property) is a property service company that focuses on leveraging Telkom’s idle assets. Its core business is property management, property development, project management, and facilities management.

Note:

a more complete list of subsidiaries can be seen in the Consolidated Financial Statements.

INFRASTRUCTURE

Telkom and its subsidiaries continue to actively develop infrastructure to support technology and information services and support the growth of digital service innovations.

id-Con	Data Center	26 data centers
		•	5 data centers (overseas)
		•	18 data centers neuCentrIX (domestic)
		•	3 data centers tier 3 and 4 (domestic)
	Digital Platform	Big Data & Analytics, API Factory & Internet of Things
id-Ring	Fiber Optic Backbone Network	167,935 km
		•	103,235 km of Domestic fiber optic backbone
		•	64,700 km of International fiber optic backbone
	Point of Presence (PoP)	117 PoP
		•	59 PoP in domestic network
		•	58 PoP in International network
	Satellite	3 satellites with total capacity of 133 TPE
		•	Merah Putih Satellite (60 TPE)
		•	Telkom 3S (49 TPE)
		•	Telkom-2 (24 TPE)
id-Access	Mobile Network	231,172 BTS
		•	50,252 BTS 2G
		•	73,397 BTS 3G
		•	107,523 BTS 4G
35,822 towers
		•	16,000 Telkomsel towers
		•	18,473 Mitratel towers
		•	1,349 Mitratel towers
	Fiber Optic Access Network	•	960 Telkom Clouds
		•	30.1 million Homes Passed
		•	12.7 million Optical Ports
	Wi-Fi	386,856 Access Points
		•	146,053 Managed Access Points
		•	240,803 Homespots

7	Regional Telkom Offices.
61	Telecommunications areas.
383	Plasa Telkom Outlets.
9	Global offices in Singapore, Hong Kong, Timor Leste, Australia, Malaysia, Taiwan, USA, Myanmar, and New Zealand.
19	GraPARI Internasional di Hong Kong, Taiwan, dan Timor Leste.
403	GraPARI in Indonesia, including 9 GraPARI TelkomGroup in Medan, Pematang Siantar, Pangkal Pinang, Palembang, Tangerang, Jakarta, Bandung, Surabaya, and Sorong.
365	Mobile GraPARI units.
896	IndiHome Sales Car units.

PRODUCTS AND CUSTOMERS

To create and increase value for its customers, Telkom manages the business based on the customer segment, or Customer Facing Unit (CFU). Telkom categorizes its products portfolio into five segments: Mobile, Consumer, Enterprise, Wholesale International Business, and Other.

Consumer Providing fixed voice, fixed broadband, IP-TV, and digital services.	Fixed Broadband IndiHome Subscribers 8.0 million
Fixed Line Subscribers 9.1 million

Mobile

Providing cellular legacy services including voice and SMS, mobile broadband, as well as mobile digital services including IoT, big data, financial services, VOD, music, gaming, and digital advertisement.

Cellular Subscribers 169.5 million
Postpaid Subscribers 6.5 million	Prepaid Subscribers 163.0 million
Mobile Broadband Subscribers 115.9 million

Enterprise

Providing ICT and smart platform services including connectivity, IT services, data centers and cloud, business process outsourcing, devices, satellite business, digital services, and adjacent services (such as e-health services and ATM management).

Corporate Customers 1,703	Small and Medium-Sized Enterprises Customers 339,182	Government Institution Customers 935

Wholesale and International Business

Providing wholesale telecommunication carrier services, international business, tower business/telecommunications tower, infrastructure, and network management services.

Other Licensed Operator (OLO) Customers 8	Transponder & Closed User Group Customers 25
Internet Service Provider Customers 237	Global Partner Customers 370

Others

Providing digital services such as digital platforms, digital content, B2B e-commerce in support of other segments as well as providing property management services to fully utilize Telkom’s property assets throughout Indonesia.

Digital Music 41,7 million active users	Digital Games 25,2 million paid users

Note:

The data presented on this page is current as of December 31, 2020.

SOCIAL RESPONSIBILITY

CUSTOMER EXPERIENCE

NPS Score	2020		2019
	2H 2020	1H 2020	2H 2019	1H 2019
Telkom	45	43	43	41
Point Increase	2	0	2	2

SOCIAL CONTRIBUTION

Description	2020	2019	2018
	Rp (billion)
Partnership and Community Development Program	346.39	368.70	385.86
Partnership Program	221.66	253.44	279.98
Community Development Program	124.73	115.26	105.88
Corporate Social Responsibility	50.75	49.50	39.80
Total	397.14	418.20	425.66

ENERGY AND WATER CONSUMPTION

Description	Unit	2020	2019****	2018****
Fixed Network (STO)	kWh	287,927,905	323,667,742		338,596,501
Operational Building*	kWh	71,981,976	80,916,935		84,649,125
Cellular Network (BTS)	kWh	1,889,032,157	1,776,077,129		1,679,150,702
Data Center	kWh	64,358,862	54,191,239		43,042,256
Sigma Data Center	kWh	62,736,741	52,821,841		41,801,266
Telin Data Center in Hong Kong	kWh	251,241	90,678		18,430
Telin Data Center in Timor Leste	kWh	1,370,880	1,278,720		1,222,560
Total Electricity Consumption	kWh	2,313,300,900	2,234,853,045		2,145,438,584
Water Consumption**	m3	1,588,177	1,881,747		1,779,662
Total Water Consumption	m3	1,588,177	1,881,747		1,779,662
Fixed Network (STO)	Litre	1,082,622	1,583,986		N/A
Operational Vehicle***	Litre	2,100,567	1,463,650		4,799,513
Cellular Network (BTS)	Litre	9,979,993	10,246,811	±	12,000,000
Sigma Data Center	Litre	18,215	16,642		27,230
Telin Data Center in Timor Leste	Litre	9,000	10,000		12,000
Total Fuel Consumption	Litre	13,190,397	13,321,089	±	16,838,743

Remarks:

*	Electricity consumption in operational buildings managed by Telkom Property.
**	Domestic water consumption in buildings managed by Telkom Property.
***	Fuel consumption for operational vehicles managed by Telkom Property.
****	Reiteration.

CARBON EMISSIONS

Description	Unit	2020	2019
Carbon Emissions from Electricity Consumption*	KgCO2/TJ	800,309,579	773,169,759
Carbon Emissions from Fuel Consumption**	KgCO2/litre	34,453,894	35,061,450
Total Carbon Emissions		834,763,473	808,231,209
Increased Carbon Emissions from Electricity Consumption	Ton CO2 eq	27,140	30,934
Reduction of Carbon Emissions from Fuel Consumption	Ton CO2 eq	608	8,065
Total Increase in Carbon Emissions	Ton CO2 eq	26,532	22,869

Remarks:

*	Scope 2 carbon emission for electricity consumption.
**	Scope 1 carbon emission for fuel consumption.

FINANCIAL DATA OVERVIEW

Consolidated Statements of Comprehensive Income (in billions of Rupiah except for net income per share and per ADS which are represented in Rupiah)	Years ended on December 31
	2020	2019	2018	2017	2016
Revenues	136,462	135,567	130,784	128,256	116,333
Expenses*	93,274	93,913	93,009	84,093	75,367
EBITDA	72,080	64,832	59,181	64,609	59,498
Operating profit	43,505	42,394	38,845	43,933	39,195
Profit for the year	29,563	27,592	26,979	32,701	29,172
Profit for the year attributable to:
Owners of the parent company	20,804	18,663	18,032	22,145	19,352
Non-controlling interest	8,759	8,929	8,947	10,556	9,820
Total comprehensive profit for the year	25,986	25,400	31,921	30,369	27,073
Total comprehensive profit for the year attributable to:
Owners of the parent company	17,595	16,624	22,844	19,952	17,331
Non-controlling interest	8,391	8,776	9,077	10,417	9,742
Net income per share	210.01	188.40	182.03	223.55	196.19
Net income per ADS (1 ADS : 100 common stock)	21,001	18,840	18,203	22,355	19,619

Remark:

*	exclude other expenses.

Consolidated Statement of Financial Position	Years ended on December 31
(in billions of Rupiah)	2020	2019	2018	2017	2016
Assets	246,943	221,208	206,196	198,484	179,611
Liabilities	126,054	103,958	88,893	86,354	74,067
Equity attributable to owner of the parent company	102,527	99,561	98,910	92,713	84,384
Net working capital (current asset - current liabilities)	(22,590)	(16,647)	(2,993)	2,185	7,939

Capital Expenditure	Years ended on December 31
(in billions of Rupiah)	2020	2019	2018	2017	2016
Total	29.436	36,585	33,620	33,156	29,199

Consolidated Financial and Operation Ratios	Years ended on December 31,
	2020	2019	2018	2017	2016
Return on Assets (ROA (%)(1)	12.0	12.5	13.1	16.5	16.2
Return on Equity (ROE) (%)(2)	24.5	23.5	23.0	29.2	27.6
Operating Profit Margin (%)(3)	31.9	31.3	29.7	34.3	33.7
Current Ratio (%)(4)	67.3	71.5	93.5	104.8	120.0
Total Liabilities to Equity (%)(5)	104.3	88.7	75.8	77.0	70.2
Total Liabilities to Total Assets (%)(6)	51.0	47.0	43.1	43.5	41.2
Debt to Equity Ratio(x)(7)	0.54	0.44	0.38	0.32	0.30
Debt to EBITDA Ratio(x)(8)	0.91	0.80	0.74	0.55	0.53
EBITDA to Interest Expense (x)(9)	15.9	15.3	16.9	23.3	21.2

Remarks:

(1)	ROA is calculated as profit for the year divided by total assets at year end December 31.
(2)	ROE is calculated as profit for the year divided by total equity at year end December 31.
(3)	Operating profit margin is calculated as operating profit divided by revenues.
(4)	Current ratio is calculated as current assets divided by current liabilities at year end December 31.
(5)	Liabilities to equity ratio is calculated as total liabilities divided by total equity at year end December 31.
(6)	Liabilities to total assets ratio is calculated as total liabilities divided by total assets at year end December 31.
(7)	Debt to equity ratio is calculated as debt (included finance lease) divided by total equity.
(8)	Debt to EBITDA ratio is calculated as debt (included finance lease) divided by EBITDA.
(9)	EBITDA to interest ratio is calculated as EBITDA divided by cost of funds.

STOCK INFORMATION

TELKOM’S STOCK INFORMATION AT THE IDX

The following is the report of the highest, lowest and closing share prices, trading volumes, number of shares outstanding and market capitalization of the stock which were recorded at the Indonesia Stock Exchange (IDX) for the periods indicated:

Calendar Year		Price Per Share			Volume	Outstanding Shares Excluding Treasury Stock	Market Capitalization
		Highest	Lowest	Closing
		(in Rupiah)			(shares)		(Rp Billion)
2016		4,570	3,045	3,980	23,017,915,300	99,062,216,600	401,184
2017		4,840	3,780	4,440	21,225,443,500	99,062,216,600	447,552
2018		4,460	3,250	3,750	24,436,003,500	99,062,216,600	371,483
2019		4,500	3,480	3,970	20,656,298,500	99,062,216,600	393,277
	First quarter	4,050	3,690	3,950	4,878,089,700	99,062,216,600	391,296
	Second quarter	4,200	3,480	4,140	5,154,944,000	99,062,216,600	410,118
	Third quarter	4,500	4,050	4,310	5,234,147,400	99,062,216,600	426,958
	Fourth quarter	4,400	3,800	3,970	5,389,117,400	99,062,216,600	393,277
2020		4,030	2,450	3,310	34,789,507,100	99,062,216,600	327,896
	First quarter	4,030	2,450	3,160	6,183,711,600	99,062,216,600	313,037
	Second quarter	3,540	2,970	3,050	8,074,592,300	99,062,216,600	302,140
	Third quarter	3,190	2,540	2,560	7,535,262,700	99,062,216,600	253,599
	Fourth quarter	3,640	2,540	3,310	12,995,940,500	99,062,216,600	327,896
	September	2,970	2,540	2,560	2,760,379,700	99,062,216,600	253,599
	October	2,850	2,600	2,620	2,809,943,700	99,062,216,600	259,543
	November	3,500	2,540	3,230	5,838,181,000	99,062,216,600	319,971
	December	3,640	3,160	3,310	4,347,815,800	99,062,216,600	327,896

Telkom’s stock price on the last trading day of the IDX, which was December 30, 2020, closed at Rp3,310. At that price, Telkom’s market capitalization reached Rp328 trillion or 4.7% of the total capitalization of the Indonesia Stock Exchange (IDX).

TELKOM’S AMERICAN DEPOSITORY SHARES (ADS) INFORMATION AT THE NYSE

On the last trading day of the NYSE for 2020, which was December 31, 1 Telkom ADS closed at US$23.52. Effective October 26, 2016, Telkom changed the Depositary Receipt (DR) from 1 Depositary Share (DS) representing 200 shares to 1 DS representing 100 shares

The following is the report on the highest, lowest, closing and trading volume of Telkom’s ADS which were listed on the New York Stock Exchange (NYSE) for the stated period.

Calendar Year		Price Per ADS			Volume
		Highest	Lowest	Closing	(ADS)
			(in US$)
2016		34.65	21.22	29.16	110,532,172
2017		36.19	28.10	32.22	76,122,383
2018		32.51	21.75	26.21	98,313,215
2019		31.48	24.27	28.50	58,515,643
	First quarter	28.55	25.75	27.46	17,397,564
	Second quarter	29.49	24.27	29.24	16,129,872
	Third quarter	31.48	28.24	30.11	13,689,830
	Fourth quarter	30.70	27.18	28.50	11,298,377
2020		29.37	16.06	23.52	69,959,149
	First quarter	29.37	16.06	19.25	14,250,945
	Second quarter	23.32	18.29	21.88	21,448,517
	Third quarter	22.66	17.33	17.37	16,701,828
	Fourth quarter	25.55	16.97	23.52	17,557,859
	September	20.25	17.33	17.37	6,026,745
	October	19.10	16.97	17.09	6,000,492
	November	24.47	17.22	22.45	6,592,934
	December	25.55	22.56	23.52	4,964,433

CORPORATE ACTION INFORMATION REGARDING STOCKS

During the period covered by this report, Telkom did not take any corporate actions, such as stock splits, reverse stock, shares dividend, bonus shares and decrease in nominal value of shares. Therefore, this report does not contain information regarding the dates of corporate actions, stock split ratios, mergers of shares, stock dividends, bonus shares, the number and value of shares before and after corporate actions.

BONDS, SUKUK OR CONVERTIBLE BONDS AND MEDIUM TERM NOTES (MTN) INFORMATION

Bonds	Principal (Rp million)	Issuance Date	Maturity Date	Term (Years)	Interest Rate per Annum (%)	Underwriter	Trustee	Rating (Pefindo)
Telkom Shelf Registered Bond I 2015 Series A	2,200,000	June 23, 2015	June 23, 2022	7	9.93	PT Bahana Sekuritas: PT BRI Danareksa Sekuritas; PT Mandiri Sekuritas: PT Trimegah Sekuritas Indonesia Tbk	PT Bank Permata Tbk	idAAA
Telkom Shelf Registered Bond I 2015 Series B	2,100,000	June 23, 2015	June 23, 2025	10	10.25
Telkom Shelf Registered Bond I 2015 Series C	1,200,000	June 23, 2015	June 23, 2030	15	10.60
Telkom Shelf Registered Bond I 2015 Series D	1,500,000	June 23, 2015	June 23, 2045	30	11.00

Medium Term Notes	Currency Principal (Rp million)	Issuance Date	Maturity Date	Term (Years)	Interest Rate per Annum (%) / Annual Return Payment (Rp million)	Arranger	Monitoring Agent	Rating (Pefindo)
MTN I Telkom Year 2018 Series C	296,000	September 4, 2018	September 4, 2021	3	8.35%	PT Bahana Sekuritas, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT BRI Danareksa Sekuritas and PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	idAAA
MTN Syariah Ijarah I Telkom Year 2018 Series C	182,000	September 4, 2018	September 4, 2021	3	Rp15,000			idAAA Sy

REPORT OF THE BOARD OF COMMISSIONERS AND DIRECTORS

22	Report of the Board of Commissioners
26	Report of the Board of Directors
32	Statement Letter of Responsibility for 2019 Annual Report

REPORT OF THE BOARD OF COMMISSIONERS

"Overall, we have assessed that throughout 2020, the Board of Directors has carried out all its duties and roles in managing the company in a good manner and has been able to balance aspects of finance, operations, business processes, and learning and growth."

Esteemed shareholders and stakeholders,

Let us offer praise and gratitude to God Almighty, that despite the challenging conditions we experienced due to the COVID-19 pandemic, TelkomGroup managed to get through 2020 by recording a fairly good performance.

GENERAL VIEW OF MACROECONOMICS AND INDUSTRIES

The COVID-19 pandemic has paralyzed community activities and has had quite a heavy impact on diverse sectors in various parts of the world. The Government's strategy to control the pandemic through large-scale social restrictions (PSBB) which were balanced with economic policies and stimulus to promote growth has succeeded quite well. Gross Domestic Product (GDP) grew negatively by 2.07% in 2020, better than the economic downturn experiences by several neighboring countries such as Singapore, Malaysia, and Thailand. In the future, it is estimated that economic growth will soon recover. This, supported by a mass vaccination program, has created public confidence in resuming activities. Economic institutions predict that Indonesia will record positive growth again in 2021: the International Monetary Fund (IMF) projects GDP a growth of 4.8%, while the Organization for Economic Cooperation and Development (OECD) estimates growth at 4.9%.

For the telecommunications sector, social restrictions that hindered physical mobility have forced the formation of new communication habits within the society, thus creating new opportunities. Concurrent with limited physical interactions, there is an increased need for high-quality internet and various applications to support work, study, shopping, and various other activities. The changing conditions and habits of the community require new services that can be fulfilled by a variety of digital solutions which require a dependable supporting infrastructure.

SUPERVISION AND ASSESSMENT OF BOARD OF DIRECTORS PERFORMANCE AND BASIS OF ASSESSMENT THROUGHOUT 2020

Overall, we have assessed that throughout 2020, the Board of Directors has carried out all its duties and roles in managing the company in a good manner and has been able to balance aspects of finance, operations, business processes, and learning and growth. We are of the view that the Board of Directors has compiled the right work plan and strategy as well as execution in order to achieve the strategic goals that were set in accordance with the Company's purpose, vision and mission. The results can be seen with the achievement of positive growth in the Company's Revenue, EBITDA, and Net Profit in 2020, even though economic conditions and purchasing power weakened due to the COVID-19 pandemic.

From an operational perspective, the Company also recorded a very good performance growth in which important parameters, such as IndiHome fixed-broadband subscribers and data traffic for cellular services, grew extremely well. This positive performance has further strengthened Telkom's position as the market leader in the Indonesian telecommunications industry.

The company is also further strengthening its infrastructure capabilities, both backbone network and fiber-optic-based access as well as 4G BTS to ensure the best and broadest digital connectivity. Infrastructures that support the strengthening of digital platforms such as data centers and clouds are also being built. Additionally, the development of various applications through digital services is being continuously carried out in order to provide the best experience for customers. We consider that all of this is carried out to increase competitiveness and create a competitive and sustainable growth in the long term.

VIEWS ON BUSINESS PROSPECTS

We are of the view that the Company's future business prospects will remain good. This is supported by the Company's complete and integrated infrastructure network. Telkom also continues to invest in increasing its network capacity and capability to anticipate increasing needs in line with various community activities, including the preparation for the arrival of new technology, namely 5G. By strengthening its digital connectivity, digital platforms, and digital services, it will be easier for the Company to capture various opportunities as well as to continue to grow sustainably in the future.

Opportunities for growth mainly come from fixed broadband services, digital mobile business services, and enterprise solutions services – services that are increasingly needed concurrent with changes in the ways that people communicate and interact, as well as new habits and activities. Supported by its unmatched capacity and infrastructure capabilities, Telkom is at the forefront in capturing future opportunities.

In addition to the aforementioned matters, the Board of Commissioners also supports the Board of Directors' efforts to explore other opportunities in order to increase the Company's value, including selectively and prudently carrying out inorganic activities, unlocking assets that have not been evaluated optimally and developing start-ups with the hope that someday it can be of greater value or produce synergetic value.

ASSESSMENT OF THE PERFORMANCE OF COMMITTEES UNDER THE BOARD OF COMMISSIONERS

Three Committees assist Telkom's Board of Commissioners in carrying out their supervisory duties and functions. The three Committees are the Audit Committee, the Nomination and Remuneration Committee (KNR), and the Planning and Risk Evaluation and Monitoring Committee (KEMPR). In our view, the functions of the three Committees have performed well in accordance with their respective roles. The committees conduct studies and provide recommendations to the Board of Commissioners, fully supporting the supervisory mechanism of the Board of Directors so that it can run smoothly.

We are assisted by the Audit Committee in supervising and ensuring the effective implementation of internal controls in the preparation of financial statements; reviewing the Company's financial information; reviewing the implementation of audits by the Internal Audit Unit; and monitoring the follow-up actions by the Board of Directors based on the findings of internal auditors, including monitoring the audit process in the Partnership and Community Development Program. The Nomination and Remuneration Committee has effectively supported the Board of Commissioners by providing various recommendations related to policies, criteria and selection of strategic positions within the Company, as well as the remuneration of the Board of Directors. Whilst the Planning and Risk Evaluation and Monitoring Committee provided several important recommendations related to strategic aspects, corporate risk management, and conducted comprehensive evaluation and monitoring of the Directors' suggestions related to the Company's Budget Activity Plan.

VIEWS ON THE IMPLEMENTATION OF SUPERIOR CORPORATE GOVERNANCE

Corporate governance is one of the focuses of the Board of Commissioners' supervision. We are committed to ensuring that the implementation of corporate governance is of a high standard, in accordance with the principles and best practices of Good Corporate Governance (GCG). The Board of Commissioners actively supervises and provides advice and recommendations related to various aspects of governance and risk management, in line with the growth and complexity of the Company’s business.

One of the corporate governance practices implemented by Telkom is the Whistleblowing System (WBS). Throughout its implementation in 2020, WBS was quite efficacious in helping identify policy irregularities or internal violations as well as minimizing the potential for fraud that could occur within the Company.

CHANGES IN THE COMPOSITION OF THE BOARD OF COMMISSIONERS

The composition of Telkom's Board of Commissioners has changed in accordance with the resolution of the AGMS on 19 June, 2020. The Annual General Meeting of Shareholders for the 2019 Financial Year resolved to honorably terminate the term of office of the following Members of the Board of Commissioners:

1.	Margiyono Darsasumarja as Independent Commissioner; and
2.	Cahyana Ahmadjayadi as Independent Commissioner

Furthermore, the Annual General Meeting of Shareholders for the 2019 Financial Year also resolved to appoint five new members to the Board of Commissioners, namely Alex Denni, Rizal Mallarangeng, Ahmad Fikri Assegaf, Wawan Iriawan, and Chandra Arie Setiawan.

Therefore, as of December 31, 2020, the composition of the Company's Board of Commissioners is as follows:

Rhenald Kasali	: President Commissioner / Independent Commissioner
Marsudi Wahyu Kisworo	: Independent Commissioner
Wawan Iriawan	: Independent Commissioner
Chandra Arie Setiawan	: Independent Commissioner
Ismail	: Commissioner
Marcelino Rumambo Pandin	: Commissioner
Ahmad Fikri Assegaf	: Commissioner
Alex Denni	: Commissioner
Rizal Mallarangeng	: Commissioner

APPRECIATION TO STAKEHOLDERS AND CLOSING

On behalf of the Board of Commissioners, we would like to thank all Directors, management, and employees who have contributed wholeheartedly to manage Telkom's business activities. We would also like express our appreciation to all stakeholders, including shareholders, customers, business partners, and other stakeholders who have fully supported effort to bring to fruition the Company's purpose, vision and mission.

We believe that with a good collaboration between stakeholders, Telkom can continue to grow in a sustainable manner and to play an important role in supporting the advancement of the nation.

Jakarta, April 30, 2021

/s/ Rhenald Kasali

Rhenald Kasali

President Commissioner/Independent Commissioner

REPORT OF THE BOARD OF DIRECTORS

“Digitizing the Nation to Create Opportunities for a Sustainable Future”

"TelkomGroup’s business development initiatives continues to focus on digitizing various aspects of community life to create opportunities and advancement in a sustainable future."

Esteemed Shareholders, Board of Commissioners, and all stakeholders,

We give thanks and gratitude to God Almighty who has bestowed upon us His infinite mercy, thus enabling PT Telkom Indonesia (Persero) Tbk (“Telkom” or “The Company”) to successfully navigate a challenging period in 2020.

On this auspicious occasion, allow us to present a summary of the various efforts and achievements that we have successfully attained throughout 2020.

ECONOMIC AND INDUSTRY CONDITIONS

The COVID-19 pandemic battered the world, including Indonesia, weakened many industry sectors and put quite intense pressure on the national economy. The Government's decision to implement measurable social restrictions through Large-Scale Social Restrictions (PSBB) to suppress the spread of the pandemic, combined with a series of fiscal and monetary policies and stimuli to promote economic growth, worked well. Indonesia recorded a small decline in Gross Domestic Product (GDP) of -2.07% in 2020, better than the economic decline of other countries such as Singapore -5.4%, Malaysia -5.6%, and Thailand -6.1%.

In terms of key macro indicators, the Rupiah exchange rate against the USD in 2020 experienced a slight decline; however, this was within a controlled range. Based on data from Bank Indonesia, the USD exchange rate on January 2, 2020 was at Rp13,895 per USD and the USD exchange rate on December 31, 2020 closed at Rp14,105. Meanwhile, Bank Indonesia’s benchmark interest rate (BI 7 Days Repo Rate), which was at 5% in early 2020, was lowered to 3.75% at the end of December 2020, a part of BI's efforts to support economic growth during the COVID-19 pandemic.

When the COVID-19 pandemic emerged in early 2020, almost all industries, including the telecommunications industry, were negatively affected. This was mainly caused by a decline of purchasing power, especially for the lower-middle class. However, in parallel, the COVID-19 pandemic increased the need for home internet services (fixed broadband), prompted by the necessity to work and learn from home as well as other activities such as shopping through e-commerce platforms or consulting with a healthcare provider through an e-health platform. Pandemic conditions also increasingly encouraged companies, both large and small, to take advantage of various digital facilities to improve services to their customers as they created efficiency. Government agencies also utilized digital services, including its efforts to control the spread of COVID-19. In short, the COVID-19 pandemic indirectly accelerated the digital transformation of the Indonesians, which is both a challenge and an opportunity for TelkomGroup as digital transformation requires the support of a reliable connectivity, capable digital platforms, as well as diverse and suitable digital services.

COMPANY PERFORMANCE IN 2020

In 2020, Telkom recorded a total revenue of Rp136.5 trillion or a growth of 0.7% compared to 2019. In terms of profitability, Telkom’s recorded EBITDA was Rp72.1 trillion or an increase of 11.2% with a Net Income of Rp20.8 trillion, or a rise of 11.5% compared to 2019. We experienced positive growth in revenue performance with good profitability in the midst of the COVID-19 pandemic conditions and fierce business competition in the telecommunications industry.

In the Mobile segment, Telkom, through its subsidiary Telkomsel, was able to maintain its position as the largest cellular operator in Indonesia with a national coverage that serves 169.5 million subscribers, of which 115.9 million are mobile data users. Telkomsel's Digital Business revenue grew quite well, an increase of 7% YoY or Rp62.34 trillion, driven by an increasing need for public data services amid the COVID-19 pandemic. The revenue contribution from the Digital Business increased to 71.6% of Telkomsel's total revenue, compared to the previous year's 63.9%. The Digital Business’ growth was supported by an 8.3% rise revenue from Data, driven by an upsurge of data traffic (Data Payload) of 43.8%. At the same time, revenue from the Legacy business decreased by 24.6%, in line with a trending shift from voice and SMS to data, resulting in a 4.4% decrease of Telkomsel's overall revenue. However, Telkomsel was able to increase its EBITDA margin to 58.7% compared to the previous year’s 54.0%. The Mobile segment contributed 61.5% to the Company's Consolidated Revenues.

In the Consumer segment, IndiHome also sustained its position as the market leader in fixed broadband services in Indonesia with an 82.3% market share. The number of IndiHome subscribers increased by 1.0 million, to 8.0 million subscribers. The rise in the number of subscribers also contributed to the growth of the Consumer segment's revenue, which rose significantly by 18.4% to Rp21.0 trillion and contributed 15.4% to the Company's Consolidated Revenues. Additionally, IndiHome's profitability has much improved with an EBITDA margin reaching 38.9%, a significant increase compared the 33.9% recorded last year.

In the Enterprise segment, in 2020 we continued with our policy to strengthen our business fundamentals by focusing on services that have better margins as well as reducing products and services with relatively small margins to ensure business sustainability as well as revenue quality. Even though the Enterprise segment decreased by 5.2% to Rp17.7 trillion, it went through significant improvement in the second half of 2020. The Enterprise segment contributed 13.0% to the Consolidated Revenues.

The Wholesale and International Business (“WIB”) segment, through a comprehensive provision of infrastructure and services, serves other licensed operators (OLO), service providers, and digital players at domestic and abroad. The WIB segment also performs a vital role as an enabler for TelkomGroup’s other business segments. In 2020, the WIB Segment recorded a revenue of Rp13.5 trillion or a growth of 27.3% compared to 2019, which amounted to Rp10.6 trillion. This segment contributed 9.9% to Telkom's Consolidated Revenues.

In the Other segment, which primarily consists of Digital services, Telkom reported a growth of 11.2% in 2020. Although its contribution to the Consolidated Revenues is still relatively small, this segment shows our initiatives in the development and provision of a variety of digital services for both business-to-business (B2B) and business-to-consumer (B2C). The assorted digital services we have developed include that in finance, education, logistics, health and lifestyle such as videos, games and music.

OVERVIEW OF BUSINESS PROSPECTS

Telkom continually strives to create growth opportunities through three business pillars: namely Digital Connectivity, Digital Platform, and Digital Services. Our consistent investments are an important effort to strengthen our position as a market leader in the digital connectivity domain, by providing quality mobile data and fixed broadband services with the widest coverage in Indonesia. We also continue to build data centers and clouds as the core of the digital platform, which enables the creation of various digital service features and solutions in accordance with our customers’ needs. We believe that these three business pillars will still be very relevant in the future, consistent with the needs and demands of our consumers. We endeavour to ensure that Telkom's business continues to have good prospects.

In the Mobile segment, in an effort to provide the best experience for customers, we are committed to always implement the most advanced and newest technologies. We discern that 5G technology will be promptly implemented and we have the resources and operational capabilities to roll out this new technology. Nevertheless, we will remain careful and we will implement the right strategy in deploying new technology to ensure that the investments made will be efficient and profitable. Additionally, we will also continue to develop various digital services to meet various needs and simultaneously augment the mobile customer experience. In the B2C segment, we will continue to prioritize customer-centricity through digital products that meet the customers’ needs such as digital lifestyle (videos, music, games) as well as digital financial services. We will also continue to strengthen the B2B services by providing digital solutions in keeping to the needs of our customers, such as digital advertising, big data, and the Internet of Things to support breakthroughs in various industries.

For the Consumer segment, IndiHome is one of the materializations of Telkom's commitment to support the creation of a digital lifestyle for all levels of Indonesian society.  We believe that the need for high-quality fixed broadband services will remain high, to support the diverse day-to-day activities of the community such as work, study, shopping, entertainment as well as entrepreneurship. With Indonesia’s fixed broadband penetration still low at around 15%, this is an opportunity for IndiHome to further maintain its growth momentum in the future.

To create synergy between the Mobile and Consumer segments as well as boost growth opportunities, Telkom has developed a product innovation, fixed wireless, that both complement and strengthen the segments. We expect that this novel product will suit the characteristics of Indonesia’s geography and demography characteristics and we hope that it will accelerate the penetration of broadband services in the country.

In the Enterprise segment, we see growth opportunities that are still completely accessible, in line with increasing importance of digitalization of business processes for large and small companies in to expand their competitiveness. The digitalization of business processes is also increasingly important for government agencies or local governments in order to improve public services. With its diverse enterprise solutions supported by a comprehensive infrastructure including data centers, Telkom is in a strong position to seize business opportunities and grow together with corporations as well as small and medium enterprises in Indonesia.

Whilst for the Wholesale and International Business segment, Telkom will focus on increasing the tower, data center and infrastructure manage service business to strengthen Telkom’s position as a partner to domestic and global content providers in support of the digital ecosystem.

Telkom continues to increase company value through other strategic efforts such as inorganic activities, unlocking assets that have not been optimally assessed, as well as investing in, developing and growing start-up companies with the expectation that the start-up companies will, in the future, become good contributors to the Company whether through business synergies or through increasing valuations as these start-up companies grow. We are always open to investing in or forming partnerships with other companies, including digital companies, to gain bigger opportunities in building synergies as well as to accelerate a digital transformation. We also own assets that have not been optimally reflected in the company's valuation, such as towers and data centers which generally have a higher valuation than telecommunication companies. Consequently, we are working hard so that these assets can be unlocked in the future to increase our corporate value, either through strategic partnerships or by going public in the capital market.

SUPPORTING THE COUNTRY THROUGH DIGITIZATION

The COVID-19 pandemic has impacted society and various sectors on an unprecedented scale. For Telkom, the various obstacles that emerged due to the COVID-19 pandemic increasingly speed up digital acceleration, by providing services and solutions in the field of information technology and communications. We have the vitality to help the people and the Government of Indonesia address the pandemic, and to rise up once more to face the future. Telkom develops and provides a variety of services and solutions to all customers and the public, with the support of a digital connectivity infrastructure that spans the entire country, a reliable digital platform, and digital services that meet customer needs. In step with our efforts to transform into a world-class digital telco and amid various challenges, Telkom remains committed to expanding its digital connectivity infrastructure, strengthening its digital platforms and developing various digital services, with the purpose of providing the best digital customer. All TelkomGroup business activities and business development initiatives are carried out by considering market potentials as well as the needs and characteristics of Indonesians, to support the digitalization of various fields such as finance, education, logistics, health, the development of Small and Medium Enterprises (SMEs), agriculture, and various other sectors.

Additionally, in running our business, we are particularly consistent in continuing to advance national economic growth, for example through a program to enhance the Domestic Component Level (TKDN) that supports and increases the productivity of domestic businesses, to encourage better national economic growth in the future.

PROGRAM AND PERFORMANCE GOALS FOR 2021

In 2021, Telkom affirmed its 2021 Corporate Theme: Strengthen Business Health and Accelerate Digital Transformation to Smartly Cope with Changing Customer Behavior. This consists of 3 main programs:

1.	Accelerate transformation to lead in digital space and get stronger customer engagement: the company will accelerate digital transformation to get a stronger customer engagement.
2.

Drive cost leadership and CAPEX efficiency, underpinned by innovative operating models: the Company will continue to innovate to reduce costs and CAPEX while maintaining business effectiveness and efficiency.

3.	Leverage and unlock group potential to increase corporate value, to encourage TelkomGroup's subsidiaries to always increase their valuation by going public or by looking for strategic partners.

We are committed to implementing these 3 key programs, with the expectations that they will be supported with an improvement of economic conditions in 2021, even though the impact of the pandemic will be felt for some more time. Telkom hopes to accelerate its transformation to become the people’s digital telco company of choice, one that will provide a better customer experience, that, in turn will create greater corporate value.

DEVELOPMENT OF CORPORATE GOVERNANCE IMPLEMENTATION

Telkom continually upholds and applies the principles of good governance (Good Corporate Governance or GCG) in carrying out its business activities. We believe that good governance is a key aspect that will ensure the company’s long-term sustainability. The GCG values are transparency, accountability, responsibility, independence and fairness. Furthermore, the implementation of GCG at Telkom also refers to the provisions of the Financial Services Authority (OJK), as well as the implementation of eight principles of company management in accordance with GCG best practices. The implementation of GCG at TelkomGroup is to support the realization of the Company’s purpose, vision and mission which in turn will provide added-value and benefits to shareholders and other stakeholders.

Telkom's efforts in implementing good governance have received awards, including "The Best State-Owned Enterprise" in the BigCap category from IICD and “The Best Indonesia GCG Award” in the Public Company Telecommunication category given by the Economic Review and the Indonesia-Asia Institute.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITIES AND PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAMS

As the largest telecommunications company in Indonesia that is also a State-Owned Enterprise, Telkom is committed to continuously contribute and provide support to the community in the form of social and environmental responsibility and through a Partnership and Community Development Program (PKBL). Telkom's commitment in implementing PKBL refers to the Ministerial Regulation Number PER-09/MBU/07/2015 concerning the SOE Partnership and Community Development Programs. We hope that our social and environmental efforts as well as the PKBL program are positive contributions to the communities, including an improvement in their welfare and economy particularly during the pandemic.

In 2020, TelkomGroup disbursed Rp346.39 billion in PKBL funds for various programs related to improving the welfare and social life of communities. With regards to support for the management of COVID-19, Telkom has disbursed funds amounting to Rp40.91 billion, with the best part used to purchase personal protective equipment (PPE) for medical personnel, medicine, medical equipment and for social safety nets. Particularly for the Partnership Program, in 2020 TelkomGroup disbursed funds amounting to Rp221.66 billion to 5,091 mentorship partners with businesses in industry, trade, agriculture, livestock, plantation, fishery, services and other sectors. Meanwhile, in 2020 TelkomGroup disbursed funds amounting to Rp124.73 billion for Community Development. These have been put to use in 8 fields, namely assistance for survivors of natural disasters, as well as support for education, health improvement, development of public infrastructure and/or facilities, religious facilities, nature conservation, and community social assistance related to poverty alleviation.

CHANGES TO THE COMPOSITION OF THE BOARD OF DIRECTORS IN 2020

On June 19, 2020, Telkom held an Annual General Meeting of Shareholders (AGMS). One of the decisions determined during the AGMS was changes to the composition of the members of the Company’s Board of Directors. The resolutions of the AGMS stipulate:

1.	To honorably end the term of service of the following:
	Harry Mozarta Zen	: Director of Finance
	Siti Choiriana	: Director of Consumer Service
	Zulhelfi Abidin	: Director of Network & IT Solution
	Achmad Sugiarto	: Director of Strategic Portfolio
	Bogi Witjaksono	: Director of Enterprise & Business Service
	Edwin Aristiawan	: Director of Wholesale & International Service
	Faizal R. Djoemadi	: Director of Digital Business
2.	To reassign Edi Witjara, previously Director of Human Capital Management, to become Director of Enterprise and Business Service.
3.	To nominate the following to the Board of Directors:
	Heri Supriadi	: Director of Finance
	Herlan Wijanarko	: Director of Network & IT Solution
	FM Venusiana R	: Director of Consumer Service
	Muhamad Fajrin Rasyid	: Director of Digital Business
	Budi Setyawan Wijaya	: Director of Strategic Portfolio
	Dian Rachmawan	: Director of Wholesale & International Service
	Afriwandi	: Director of Human Capital Management

Thus, at the closing of the AGMS on June 19, 2020, the composition of the Board of Directors as follows:

Ririek Adriansyah	: President Director
Heri Supriadi	: Director of Finance
Herlan Wijanarko	: Director of Network & IT Solution
FM Venusiana R	: Director of Consumer Service
Muhamad Fajrin Rasyid	: Director of Digital Business
Budi Setyawan Wijaya	: Director of Strategic Portfolio
Dian Rachmawan	: Director of Wholesale & International Service
Afriwandi	: Director of Human Capital Management
Edi Witjara	: Director of Enterprise & Business Service

We would like to express our deepest appreciation to the members of the Board of Directors whose their term of service have ended for their roles and contributions. We hope that the positive values that have been built thus far will be maintained and developed for the advancement of the Company.

CLOSING

On behalf of the Board of Directors of PT Telkom Indonesia (Persero) Tbk, I would like to express our gratitude and great appreciation to all shareholders, the Board of Commissioners, loyal customers, business partners, the media, the general public, and other stakeholders for the support accorded to Telkom throughout 2020. We would also like to express our gratitude to the management and all TelkomGroup employees for their dedication and contributions in carrying out their duties and responsibilities as well as their support in realizing the Company's purpose, vision, mission and work program throughout 2020. Hopefully in the future, Telkom can continue grow sustainably for the creation of even higher corporate value.

Jakarta, April 30, 2021

/s/ Ririek Adriansyah

Ririek Adriansyah

President Director

STATEMENT OF THE MEMBER OF BOARD OF COMMISSIONERS

REGARDING WITH RESPONSIBILITY FOR

PT TELKOM INDONESIA (PERSERO) TBK 2020 ANNUAL REPORT

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2020 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Annual Report.

This statement is made in all truthfulness.

Jakarta, April 30, 2021

Board of Commissioners
/s/ Rhenald Kasali
Rhenald Kasali President Commissioner/Independent Commissioner
/s/ Marsudi Wahyu Kisworo	/s/ Wawan Iriawan	/s/ Chandra Arie Setiawan
Marsudi Wahyu Kisworo Independent Commissioner	Wawan Iriawan Independent Commissioner	Chandra Arie Setiawan Independent Commissioner
/s/ Ismail	/s/ Marcelino Rumambo Pandin	/s/ Ahmad Fikri Assegaf
Ismail Commissioner	Marcelino Rumambo Pandin Commissioner	Ahmad Fikri Assegaf Commissioner
/s/ Alex Denni	/s/ Rizal Mallarangeng
Alex Denni Commissioner	Rizal Mallarangeng Commissioner

STATEMENT OF THE MEMBER OF BOARD OF DIRECTORS

REGARDING WITH RESPONSIBILITY FOR

PT TELKOM INDONESIA (PERSERO) TBK 2020 ANNUAL REPORT

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2020 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Annual Report.

This statement is made in all truthfulness.

Jakarta, April 30, 2021

Board of Directors
/s/ Ririek Adriansyah
Ririek Adriansyah President Director
/s/ Edi Witjara	/s/ FM Venusiana R.	/s/ Dian Rachmawan
Edi Witjara Director of Enterprise & Business Service	FM Venusiana R. Director of Consumer Service	Dian Rachmawan Director of Wholesale & International Service
/s/ Heri Supriadi	/s/ Afriwandi	/s/ Herlan Wijanarko
Heri Supriadi Director of Finance	Afriwandi Director of Human Capital Management	Herlan Wijanarko Director of Network & IT Solution
/s/ Muhamad Fajrin Rasyid	/s/ Budi Setyawan Wijaya
Muhamad Fajrin Rasyid Director of Digital Business	Budi Setyawan Wijaya Director of Strategic Portfolio

ABOUT TELKOM

35	Purpose, Vision, Mission, and Strategy
37	Telkom: A Brief History
39	Business Activities
41	Awards and Certifications
45	Telkom Organizational Structure
46	Profile of the Board of Commissioners
56	Profile of the Board of Directors
68	Telkom Employees
73	Shareholders Composition
75	Subsidiaries, Associated Companies, and Joint Ventures
79	Chronology of Stocks Registration
81	Chronology of Other Securities Registration
83	Name and Address of Institutions and/or Supporting Capital Market Profession

PURPOSE, VISION, MISSION, AND STRATEGY

Telkom has determined its purpose, vision, mission and strategy as stated in its long-term plan and approved by the Boards of Commissioners and Directors on December 9, 2019.

PURPOSE

To build more prosperous and competitive nation as well as deliver the best value to our stakeholders.

VISION

To be the most preferred digital telco to empower the society.

MISSION

1.	Advance rapid buildout of sustainable intelligent digital infrastructure and platforms that is affordable and accessible to all.
2.	Nurture best-in-class digital talent that helps develop nation’s digital capabilities and increase digital adoption.
3.	Orchestrate digital ecosystem to deliver superior customer experience.

STRATEGIES

Telkom conceives its strategic framework into a portfolio direction strategy that includes the development of 3 (three) business domains, namely digital connectivity, digital platforms and digital services. This business domain strategy is supported by a value delivery model strategy that includes strategies for portfolio optimization, technology, organization, synergy and operational excellence, talent management and corporate culture, inorganic initiatives, and corporate governance.

Broadly speaking, Telkom's strategy is contained in the acronym WINDIGITAL, which includes:

Win broadband connectivity business to maximize cashflow
Invest to scale DC/IaaS and be the national B2B digital leader to maximize value
Nurture digital B2C service ecosystem through selective investment to maximize synergy
Drive continuous and strict optimization of business and asset value
Increase group technology integration and digitization
Gear up for streamlined lean digital-ready organization
Improve operation quality and synergy for cost leadership and better customer experience
Transform digital telco talents and incorporate digital culture
Acquire digital capabilities inorganically and accelerate ecosystem partnership
Link up group strategy plan and implementation and enhance risk management and compliance

TRANSFORM AND DIGITIZE

Throughout 2020, TelkomGroup continued to pursue its primary program to deliver best quality of digital connectivity services with improved customer experience; develop digital talent and establish digital platform business leveraging group collaboration & synergy; and drive portfolio optimization along with cost leadership and a lean organization. TelkomGroup believes that carrying out consistent transformations towards digital telecommunication will drive TelkomGroup to become a leading company in Asia. In line with TelkomGroup's efforts to provide the best digital customer experience, Telkom is strengthening leadership positions in its core businesses, namely digital connectivity by nurturing digital talents to accelerate the growth of its digital and encourage increased business value through portfolio optimization and lean organization.

TelkomGroup increases the competitiveness of broadband and digital businesses through investments in the required infrastructure and creating lean operations based on sustainable digital processes. Additionally, TelkomGroup also works with various partners who have reliable resources to support Telkom's operations. With the WFH (work from home) policy implemented throughout 2020, Telkom accelerated the transformation to digital culture in internal management by emphasizing effectiveness, speed, accuracy in work, and collaborations with various parties.

Telkom had already established a specific Group Corporate Transformation (GCT) unit to oversee and accelerate digital transformation in the TelkomGroup’s business strategy. GCT reinforces the company's digital readiness, becoming leaner, more agile and streamlined. Through its subsidiary streamlining program, TelkomGroup implemented various policies that increased synergetic value, including the structuring of business portfolios by focusing on subsidiaries to support TelkomGroup's vision. Additionally, the implementation of shared service operations (SSO) in 2020, Telkom combined several repetitive, massive and transactional operational activities, including at several subsidiaries, to increase the efficiency and effectiveness of the company as a group.

TELKOM: A BRIEF HISTORY

The history of Telkom begins with the separation of postal and telecommunication services by the Government of Indonesia in 1965. At that time PN Postel was split into Perusahaan Negara Pos and Giro (PN Pos and Giro) and Perusahaan Negara Telekomunikasi (PN Telekomunikasi). Subsequently, in 1974, PN Telekomunikasi became two entities, namely Perusahaan Umum Telekomunikasi (Perumtel) and PT Industri Telekomunikasi Indonesia (PT INTI). PT INTI is a manufacturer of telecommunications equipment. In 1991, Perumtel changed to a state-owned limited liability company with the official name PT Telekomunikasi Indonesia (Persero), known as Telkom.

In 1995, Telkom began to enter the national capital market by registering on the Indonesia Stock Exchange (IDX), and in parallel entered the international capital market through the New York Stock Exchange (NYSE). The market capitalization values on the stock exchange until the end of 2020 are respectively valued at Rp328 trillion on the IDX and US $ 23.3 billion on the NYSE.

2020

TelkomGroup actively took part in several initiatives that responded to the COVID-19 pandemic at the company, community, and national levels. In particular, TelkomGroup increasingly improved network reliability and availability as well as service accessibility at affordable prices, in line with the increasing number of people being asked to work or study from home. Additionally, Telkom also participated in application development, including for the purposes of the national vaccination campaign.

TelkomGroup also built the Telkom HyperScale Data Center with a tier 3 and 4 mega class capacity, which will complement the 26 data centers that are already in operation (five international data centers, 18 neuCentrIX and three tier 3 and 4 data centers). Telkom HyperScale Data Center is intended to support Indonesia's digital transformation by empowering global players and corporations from various sectors to further develop access to their services and continue digitalization efforts.

In 2020, subsidiary Telkomsel signed a conditional sale and purchase agreement for the sale of 6,050 telecommunication towers to Mitratel. Telkomsel also entered into a new partnership with PT Aplikasi Karya Anak Bangsa (“Gojek”) through its investment in the company.

In 2020, Telkomsel added 18,937 BTS units, while IndiHome subscribers grew by 1.0 million, or 14.5%, to 8.0 million subscribers.

2019

In order to expand the company, TelkomGroup acquired, through Mitratel, 2,100 towers owned by Indosat Ooredoo. Additionally, TelkomGroup also purchased 95% shares of PT Persada Sokka Tama, which owned 1,017 towers. Telkomsel, a subsidiary of Telkom, added 23,162 BTS. IndiHome subscribers also grew 1.9 million or 37.2% to 7.0 million subscribers. Telkom was awarded the "2019 Indonesia IoT Services Provider of the Year" by Frost & Sullivan at the Asia Pacific Best Practices Awards.

2018

Expanding its network, Telkom launched the Merah Putih Satellite. Telkom also completed the Indonesia Global Gateway (IGG) submarine cable construction project, connecting two main submarine cable systems: the South East Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) and the Southeast Asia-United States (SEA- US) Submarine Cable Systems. That same year Telkom also inaugurated the Telkom Hub as a Center of Excellence and Source of Inspiration to Build Digital Indonesia. IndiHome subscribers, Telkom's mainstay digital service, recorded growth to 5.1 million subscribers.

2017

The Telkom 3S satellite launch is a subsequent undertaking to expand the network area. Also in 2017, Telkom completed the submarine fiber optic cable route for Southeast Asia-United States (SEA-US). Telkomsel, a subsidiary of Telkom, succeeded in expanding its service coverage by obtaining an additional 30 MHz spectrum at 2.3 GHz frequency.

2016

Telkom successfully completed the construction of the crucial South East Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) submarine cable.

2011-2015

In 2011, to penetrate the digital era, Telkom completed the Super Nusantara Highway and the True Broadband Access projects to provide internet access with a capacity of 20 Mbps to 100 Mbps. In 2014, supported by the availability of the latest infrastructure, Telkom became the first operator in Indonesia to enter the 4G service network. The following year, Telkom launched the IndiHome service package which consisted of broadband internet, fixed wireline telephone and interactive TV services.

1999-2010

To strengthen its telecommunication service infrastructure, Telkom launched the Telkom-1 and Telkom-2 satellites. During that period Telkom also succeeded in completing the submarine fiber optic cable project, JaKaLaDeMa.

1991-1995

Based on Government Regulation no. 25, In 1991, Perumtel changed to Telkom. In 1995, Telkom established a subsidiary, Telkomsel, a cellular operator. That same year Telkom entered the stock exchange with an IPO on the Jakarta Stock Exchange and the Surabaya Stock Exchange, registered shares on the NYSE and LSE, and publicly offered shares without listing on the Tokyo Stock Exchange.

1974

PN Telekomunikasi became two entities: PT INTI, an independent company manufacturing telecommunications equipment, and Perumtel.

1965

1965 marked the beginning of PT Telkom as an independent entity, when the Indonesian Government separated postal and telecommunication services by splitting PN Postel into Perusahaan Negara Pos dan Giro (PN Pos dan Giro) and Perusahaan Negara Telekomunikasi (PN Telekomunikasi).

BUSINESS ACTIVITIES

BUSINESS ACTIVITIES BASED ON TELKOM’S ARTICLES OF ASSOCIATION

Referring to the Company's Articles of Association as stated in Deed No.32 dated June 21, 2019, Telkom's purposes and objectives are to conduct business in the field of telecommunication network and services, informatics and the optimization of the utilization of Company’s resources to produce to produce goods and/or services that are of high quality and strong competitiveness to gain/pursue profits in order to increase the value of the Company by applying the principles of a Limited Liability Company. In general, the business lines containing Telkom's business activities according to the latest Articles of Association are as follows:

Main Business Lines

1.

Planning, building, providing, developing, operating, marketing/selling/leasing, and maintaining telecommunication and information technology networks in the broadest definition with due observance of the statutory regulations.

2.	Planning, developing, providing, marketing/selling, and improving telecommunication and information technology services in the broadest definition with due observance of the statutory regulations.
3.	Making investments including equity participation in other companies in line with and in order to achieve the goals and objectives of the Company.

Supporting Business Fields

1.	Provide payment transaction and money transfer services through telecommunications and informatics networks.
2.

Carry out other activities and businesses in the context of optimizing resources owned by the Company, including the use of fixed and movable assets, information system facilities, education and training facilities, maintenance and repair facilities.

3.

Cooperate with other parties in the context of optimizing informatics, communication or technology resources owned by other parties in the informatics, communication, and technology industries, in line with and in order to achieve the aims and objectives of the Company.

PORTFOLIO PRODUCT AND/OR SERVICE

Telkom's business activities throughout 2020 were in accordance with its Articles of Association, namely providing telecommunications, informatics, and network services. The development of business activities in various segments were in line with Telkom's digital transformation strategy and the development of the telecommunications industry.

Telkom's product and service portfolio is described as follows:

Segment	Business Line	Product
Mobile	Data	Mobile broadband
	Digital Service	financial services, video on Demand (VoD), music, gaming, IoT solutions, big data analytics, digital advertising
	Legacy	Mobile voice, mobile SMS
Consumer	Fixed Services	Fixed voice, fixed broadband, home digital (IPTV, gaming, advertising)
Enterprise	Connectivity	Fixed voice, fixed broadband, enterprise data, CPE networks
	Satellite	Upstream, link, downstream
	IT Services	System integration, IT service management
	Data Center & Cloud	Enterprise data center, internet data center, cloud (IaaS, Paas, SaaS)
	Business Process Operations (BPO)	Traditional BPO, digital BPO, shared service operation service
	Device, Digital Service, & Adjacent service	CPE trading, CPE managed service, IoT, cyber security, financial service, big data, digital advertising, e-health, managed ATM, professional services
Wholesale	Telecommunication Carrier Services	Wholesale Voice, Managed Services, A2P SMS, IP Transit, IP Connectivity, Data Center & Cloud, CDN, Security, Value Added Service, Digital Business
	International	MVNO, MNO, call center
	Tower & Infrastructure	Tower built to suit, co-location & reseller, microcell, network & infra managed service, submarine cable service, construction solution, power solutions
Other	Smart Platform & E-Commerce	Big data, financial service, IoT, cyber security, digital advertising, B2B e-commerce, digital content
	Digital Content	Music, gaming
	Property	Property development, property management, project management, facility management

AWARDS AND CERTIFICATIONS

AWARDS

Month	Date	Award Name	Achievements	Institution Provider
February	7	Indonesia Corporate Secretary & Corporate Communication Award 2020	Corporate of The Year 2020	Economic Review
			1st The Best Indonesia Corporate Secretary & Corporate Communication 2020 on Public Company category at Telecommunication sector
	12	Indonesia Digital Innovation Award 2020	Innovative Company for Digital Edutainment Service in Telecommunication category	Warta Ekonomi
	27	Indonesian CSR Brand Equity Award 2020	Excellence Corporate Social Responsibility Program in 2020	Iconomics
	28	Indonesia Top Digital PR Award 2020	Achievements in Building Digital Public Relations on the Infrastructure, Utilities, and Transportation-telecommunication categories	TRAS N CO Indonesia
March	4	BUMN Performance Excellence Award 2020	Industry Leader Based on Assessment KPKU BUMN 2019 Total Score 763.75	Forum Ekselen BUMN
April	15	Indonesian Most Admirer Companies Award 2020	Top 3 Most Admired Company in Telecommunication category	Warta Ekonomi
	20	PR Indonesia Award	Gold Winner of PR Indonesia Award 2020 on BUMN categoryat Social Media Sub category	PR Indonesia
			Silver Winner of PR Indonesia Award 2020 on BUMN category at Website sub category
			Silver Winner of PR Indonesia Award 2020 on BUMN category at Brand Guideline sub category
			Winner of PR Indonesia Award 2020 on Most popular in Media category at BUMN Tbk. sub category
	29	Digital Innovation & ICT for Excellence Award 2020	Top Corporate Performance in Telecommunication Industry 2020	Itech
May	14	Indonesia Corporate Branding PR Award	Excellence in Corporate Public Relations	Iconomics
	22	Contact Center Service Excellence Award	Contact Center 147 (IndiHome) - Internet Service Provider category	Service Excellence and Marketing
June	4	Indonesia's Most Valuable Brands 2020	1st of 100 Most Valuable Brand 2020	SWA and Brand Finance
	5	Indonesia Top Corporate Social Responsibility Award 2020	Special Achievement of The Corporate's Contribution to Social Responsibilty in COVID-19 Handling Activities	Infobrand
	19	Indonesia Millennial’s Top Brand Award 2020	1st Millennial’s Choice Brand for Internet Provider (IndiHome)	Warta Ekonomi
			1st Millennial’s Choice Brand - Category TV Cable (IndiHome)
July	13	Indonesia Original Brands Award	Champion Indonesia Original Brand 2020 on SLI (International Direct Dialing) category for 007 Product	SWA
	15	Teropong CSR Award	Teropong CSR Award Care for MSMEs Category	Teropong Senayan
			Teropong CSR Award Digital E-Learning Development Category
	23	BEST CEO – Employees’ Choice Award 2020	Best CEO 2020 in Broadband Telecommunication	Iconomics

Month	Date	Award Name	Achievements	Institution Provider
August	14	Top 100 Indonesia’s Most Valuable Brand 2020	IndiHome Brand of Choice in Pandemic Era	SWA
	27	Anugerah Gatra 2020	Gatra Award in the Innovation and Economic Development category of MSMEs	Gatra
September	9	The 6th Jambore PR Indonesia	Most Popular Leader in Social Media	PR Indonesia
	23	Indonesia CSR PKBL Award 2020	Best PKBL for Indonesia CSR x PKBL Telecommunication category	Warta Ekonomi
	28	2nd BUMN Brand Award 2020	BUMN Brand Award in Market Domination, Brand Strength, and Social Economy Contribution	Iconomics
October	8	Top Corporate Award 2020	Top Corporate Award 2020	TRAS N CO Indonesia
	22	11th Nusantara CSR Award 2020	Latofi CSR Nusantara Award category of Education Quality Improvement	La Tofi
November	4	WOW Brand Festive Day	Gold Champion Category Pay TV	Indonesia WOW Brand
	6	Indonesia Information Technology Award (IITA)-III- 2020	Best of The Best Indonesia IT Award 2020	Economic Review
	27	BUMN Award 2020	The Best Financial Performance of Indonesia Best BUMN Award 2020 Acceleration of Digital Transformation During Pandemic	Warta Ekonomi
	27	HR Excellence Award 2020	Excellence Award, Excellence in CSR Strategy, Gold	HREA
December	3	Obsession Awards 2020	Best Companies	Obsession Media Group
	7	Indonesia Best Companies in Creating Leaders from Within (IBC CLfW) 2020	Best Companies in Creating Leader From Within 2020	SWA
	10	Best of The Best Awards 2020	The Top 50 Companies for 2020	Forbes Indonesia
	10	CNBC Indonesia Awards 2020	Best State Owned Company in Nation Building and Best Digitalization Enabler Enterprise	CNBC Indonesia
	17	BUMN Terbaik 2020	Non Financial Category in Telecommunication and Broadcasting Sector	Berita Satu
	17	Best Practice Awards 2020	2020 Indonesia Telecom Service Provider of the Year	Frost and Sullivan
	18	Teropong Leadership Award 2020	Inspiring Leader of Professional and Business	Teropong Senayan
	18	Marketeers Editor's Choice Award	One stop Entertaintment Media of The Year - IndiHome TV	Marketeers
	22	Top Digital Awards 2020	Top Digital Implementation on Digital Sector 2020	IT Works
Top Digital Transformation Readiness 2020
Top Leader on Digital Implementation 2020
Top CIO in Digital Implementation 2020

CERTIFICATIONS

Telkom has various certifications as a form of commitment to provide the best services for customers and implement international standards. Following is the list of TelkomGroup certifications and ISO:

No.	Recipient	Year	Certificate	Institution Provider	Validity Period
1.	Telkom	2018	SNI ISO/IEC 27001:2013	TUV Rheinland	2021
		2018	ISO 9001:2015 QMS	TUV Rheinland	2021
		2018	ISO 27001:2013 ISMS	TUV Rheinland	2021
		2018	ISO 22301:2012 BCMS	TUV Rheinland	2021
		2018	ISO 20000-1:2011 ITSMS	TUV Rheinland	2021
		2020	ISO 37001:2016 Anti-Bribery Management System	Sucofindo	2023
2.	Telkomsel	2013	ISO/IEC 27001:2013	BSI	2022
		2014	ISO 9001:2015	TUV-NORD	*)
3.	AdMedika	2019	ISO/IEC 27001:2013	British Standards Institution (BSI)	2022
		2019	ISO/45001:2008 Standard	MSC Global	2022
		2020	ISO 9001:2015 Standard	MSC Global	2023
4.	MD Media	2018	IT IL Foundation Certificate in IT Service Management	IT IL Foundation	Applied onwards
5.	Infomedia	2016	ISO 27001:2013	TUV NORD Indonesia	**)
6.	Finnet	2017	ISO/IEC 27001:2005	TUV Rheinland	2020
7.	Telkom Sigma	2014	ISO 20000-1	British Standards Institution (BSI)	2020
		2016	EMS ISO 14001:2015	British Standards Institution (BSI)	2022
		2016	BS OHSAS 18001:2007	British Standards Institution (BSI)	2021
		2016	PAS 99:2012	British Standards Institution (BSI)	2022
		2016	ISO 27001	British Standards Institution (BSI)	2022
		2016	ISO 9001:2015	British Standards Institution (BSI)	2022
		2017	Payment Card Industry Data Security	TUV Rheinland	2021
		2017	Data Center Tier III	Uptime Institute	Applied onwards as long as there are no changes
		2018	Data Center Tier IV	Uptime Institute	Applied onwards as long as there are no changes
		2020	Data Center Certificate of Conformance Constructed Facilities ANSI/TIA-942-B:2017 Rate 3	EPI	2023
8.	Telin	2019	ISO 20000 - 1:2011	Intertek	2021
		2019	ISO 27000-1:2013	Intertek	2023
		2019	ISO 22301:2012	Intertek	2022
		2019	ISO 45001:2018	British Standards Institution (BSI)	2022
9.	Telin Singapore	2019	SS 564 for Telin-3 Data Centre	TUV SUD	2023
		2019	ISO 50001 Energy Management System for Telin-3 Data Centre	TUV SUD	2023
10.	TelkomProperty	2019	ISO 9001: 2015	LLOYD Register	2022
		2019	OHSAS 18001:2007	Sucofindo	2022
		2019	SMK3	Sucofindo	2022

No.	Recipient	Year	Certificate	Institution Provider	Validity Period
11.	Telkomsat	2017	BS OHSAS 18001:2007	TUV Rheinland	2020
		2019	ISO 9001:2015	TUV Rheinland	2022
12.	Telkom Akses	2019	CIQS 2000:2018	Telkom Professional Certificate Center (TPCC)	2022
		2020	ISO 9001:2015	British Standards Institution (BSI)	2022
		2020	ISO 45001:2018	British Standards Institution (BSI)	2023
		2020	ISO 27001:2013	British Standards Institution (BSI)	*)
13.	PINS	2018	ISO 9001:2015	URS Services Indonesia	2021
		2019	CIQS 2000:2009	Telkom Professional Certification Center (TPCC)	2022
		2020	ISO 14001:2015	Quality Sertification Services	2023
		2020	OHSAS 18001:2007	Quality Sertification Services	2023
14.	SSI	2017	ISO 9001:2015	Lloyd's Register LRQA	2020
15.	Dayamitra Telekomunikasi	2019	ISO 9001:2015	SGS	2022
16.	TelkomTelstra	2019	ISO/IEC 20000 Service Management System	Intertek	**)
17.	TelkoMedika	2018	SNI ISO 9001:2015	International Certification Service Management	2021
		2018	SNI ISO 14001:2015	International Certification Service Management	2021
		2018	SNI ISO 45001:2015	International Certification Service Management	2021

Remarks:

*)	Update process every year.
**)	On renewal process.

TELKOM ORGANIZATIONAL STRUCTURE

As of December 31, 2020, Telkom has an organizational structure that is determined based on the decision letter of the Director of Human Capital Management with disclosure of at least up to 1 (one) level below the Board of Directors, along with names and positions, as shown in the following chart.

Board of Directors
President Director
Ririek Adriansyah
CEO's Office
Director of Enterprise & Business Service
Edi Witjara
Director of Consumer Service
FM Venusiana R
Director of Wholesale & International Service
Dian Rachmawan
Director of Network & IT Solution
Herlan Wijanarko
Director of Digital Business
Muhamad Fajrin Rasyid
Director of Strategic Portfolio
Budi Setyawan Wijaya
Director of Finance
Heri Supriadi
Director of Human Capital Management
Afriwandi
SVP Corporate Secretary
Indrawan Ditapradana
SVP Corporate Communication & Investor Relation
Ahmad Reza
SVP Internal Audit
Harry Suseno Hadisoebroto
SVP Group Corporate Transformation
Ikhsan
CORPORATE OFFICE
AVP Secretary of Directorate EBIS
Sigit Adi Pramono
VP Enterprise Business Strategy
A Hartono
VP Enterprise Business Orchestration
Dian Prambini
VP Enterprise Business Governance
Ambar Kuspardianto
AVP Secretary of Directorate CONS
Fitriansyah Nasution
VP Planning & Resource Management
Soewiyarso
VP Marketing Management
Edie Kurniawan
OVP Consumer Fulfillment
Mohamad Khamdan
OVP Consumer Assurance
Suparwiyanto
AVP Secretary of Directorate WINS
Daniel Syafril
VP Strategy & Planning
Muhammad Rofik
VP Traffic Product & Solution
Tri Nugroho B W
VP Network Infrastructure Product & Solution
Arief Hidayat
AVP Secretary of Directorate NITS
Agung Kertioso
VP Network/IT Strategy, Technology & Architecture
Moh. Riza Sutjipto
VP Integrated Infra Program & Budget Management
M Amperandus Simanjuntak
VP Performance & Governance Management
Admiral Dasrin
OVP Cyber Security
Rizal Akbar
AVP Secretary of Directorate DB
H Mohamad Rahmat Yusuf
OVP Group of Digital Strategy
Riza A N Rukmana
OVP Group of Digital Business Performance & Tribe
EVP Digital & Next Business
Joddy Hernady
AVP Secretary of Directorate SP
Zakariah
VP Corporate Strategic Planning
Torkis Ropinda Sihombing
VP Integrated Portfolio Management
Saiful Hidajat
VP Synergy
Suhartono
VP Strategic Investment Digital Telco
Yusuf Wibisono
VP Strategic Investment ICT & Services
AVP Secretary of Directorate Keuangan
Setio Nuranto
VP Financial Controller CFU Enterprise
Devindra Kamal
VP Financial Controller CFU Non-Enterprise
Irphan Wijaya
VP Corporate Finance
VP Financial & Procurement Policy
Achmad Aliyadin
AVP Secretary of Directorate HCM
Puspo Hendriadi
VP HC Strategic Management
Dwi Heriyanto B
VP HC Development
Nizar
VP HC Organizational Effectiveness
Iwan Setiawan
VP Telkom Smart Office
Personal Assistant BOD
VP Governance & Risk Management
Jajat Sutarjat
VP Regulatory Management
Chairudin Mirza
VP Corporate Office Support
Hardi Purwanto
VP Legal & Compliance
Junian Sidharta
VP Corporate Communication
VP Investor Relation
Andi Setiawan
VP Planning & Development Audit
Imam Santoso
VP Infrastructure & Operation Audit
Alip Priyono
VP Information Technology Audit
Umar Syahid
VP Integrated & Financial Audit
Agus Widjajanto
Transformation Program Leader
Taskforce Leader
AVP Plan, Governance, Monitor & Report
Noviwan
AVP Budget & Resourcing
Satria Utama
VP GCT Change Management & Communication
Oki Wiranto Sarwoto
BUSINESS UNIT
EGM Solution Delivery & Assurance Division
Rosyidul Umam Aly
EVP Enterprise Service Division
Mohammad Salsabil
EVP Business Service Division
Syaifudin
EVP Government Service Division
Dedy Mardhianto
EGM TV Video Division
Anak Agung Gede Mayun Wirayuda
EVP Wholesale Service Division
Erik Orbandi
EGM Service Operation Division
Akhmad Ludfy
EGM Digital Connectivity Service Division
Abdi Mulyanta Ginting
EGM Digital Infrastructure Development Division
Lukman Hakim Abd Rauf
EGM Information Technology Division
Sihmirmo Adi
SGM SSO Finance Center
Muchamad Noor Hidayat
SGM SSO Procurement & Sourcing Center
I Ketut Dody Wirawan
SGM Asset Management Center
Weriza
SGM Assessment Center Indonesia
Justi Ariesthiawati
SGM Community Development Center
Hery Susanto
SGM HC Business Partner
Sandy Aditya Kamesvara
SGM Telkom Corporate University
Jemy Vestius Confido
CRO
TERRITORY
EVP Telkom Regional I
Machsus Kusuma Apriyono
EVP Telkom Regional II
Teuku Muda Nanta
EVP Telkom Regional III
Sujito
EVP Telkom Regional IV
Djatmiko
EVP Telkom Regional V
Pontjo Suharwono
EVP Telkom Regional VI
Rijanto Utomo, Radon
EVP Telkom Regional VII
Aris Dwi Tjahjanto

PROFILE OF THE BOARD OF COMMISSIONERS

MEMBER OF THE BOARD OF COMMISSIONERS WHO OFFICIATE AS OF DECEMBER 31, 2020

Rhenald Kasali

President Commissioner/Independent Commissioner

Born	: Jakarta, August 13, 1960
Age	: 60 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1985	Bachelor degree in Economics, Universitas Indonesia.
1993	Master of Science in Business Administration, University of Illinois, United States of America.
1998	Ph.D, University of Illinois, United States of America.

Basis of Appointment

Telkom's Annual General Meeting of Shareholders (AGMS) on May 24, 2019.

Work Experiences

2009 – present	Professor of Economics Faculty, Universitas Indonesia.
2015 – 2019	President Commissioner, Angkasa Pura II.
2007	Founder, Yayasan Rumah Perubahan.

Marsudi Wahyu Kisworo

Independent Commissioner

Born	: Kediri, October 29, 1958
Age	: 62 years old
Citizenship	: Indonesian
Domicile	:Jakarta, Indonesia

Educations

1983	Bachelor degree in Electrical Engineering, Institut Teknologi Bandung, Indonesia.
1990	Post graduate diploma degree in Computer Science, Curtin University of Technology, Australia.
1992	Ph.D. in Computer Science, Curtin University of Technology, Australia.

Base of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on May 24, 2019.

Work Experiences

.
2019 – present	Professor of Computer Science, Universitas Prasetiya Mulya and Universitas Bina Darma.
2016 – present	Advisory Team of the 100 Smart-City Movement, Ministry of Communication and Information Technology of Republic of Indonesia.
2015 – present	Cyber Telematics and Defense Expert Staff, Ministry of Defense Republic Indonesia.
2015 – present	Special Advisory Committee on Corrections, Ministry of Law and Human Rights Republic Indonesia.
2015 – present	Member of the Board of Advisors The Indonesian Association of Islamic Economist.
2013 – present	Chairman of Creative Industry Division in Indonesian Professor Association.
2000 – present	Chairman of The Advisory Board Indonesia China Friendship Association.
2010 – 2018	Rector, Perbanas Institute.
2005 – 2010	Pro-Rector, Swiss German University Asia.
1998 – 2004	Rector Deputy, Universitas Paramadina.

Ahmad Fikri Assegaf

Commissioner

Born	: Jakarta, June 14, 1968
Age	: 52 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

Chelor of L
1991	Bachelor degree in Law, Universitas Indonesia, Indonesia.
1994	Master degree in Law, Cornell Law School, United States.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020, Letter of Decree Number: SR-409/MBU/06/ 2020 regarding Correction of the 6th (six) Agenda Decision of the AGMS of PT Telekomunikasi Indonesia (Persero) Tbk for Financial Year 2019.

Work Experiences

2015 – present	Lecturer, Sekolah Tinggi Hukum Indonesia (STHI) Jentera.
2001 – present	Co-founder, Assegaf Hamzah & Partners.
1999 – present	Co-founder and Shareholder, PT Justika Siar Publika.
2017 – 2020	Independent Commissioner, PT Bank BNI (Persero) Tbk.
2015 – 2017	Supervisory Board, Kemayoran Complex Management Center.

Wawan Iriawan

Independent Commissioner

May 31,
Born	: Jakarta, May 31, 1963
Age	: 57 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

Gister in Law
1987	Bachelor degree in Law, Universitas Jenderal Soedirman, Indonesia.
2005	Master degree in Law, Universitas Padjadjaran, Indonesia.
2018	Doctoral degree in Law, Universitas Padjadjaran, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Work Experiences

1999 – 2020	Managing Partner, Iriawan & Co.

Chandra Arie Setiawan

Independent Commissioner

Born	: Jakarta, September 4, 1970
Age	: 50 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

Ba
1999	Bachelor degree in Economics, Universitas Indonesia, Indonesia.
2005	Master degree in Management, Universitas Indonesia, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Work Experiences

2011 – 2020	Chief Executive Officer (CEO), PT Sarana Global Indonesia.
2004 – 2011	Director, PT Ketrosden Triasmitra.
1999 – 2004	Vice President (VP) Marketing, PT Sanatel.

Marcelino Rumambo Pandin

Commissioner

Age	: 54 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1991	Bachelor degree in Architecture, Institut Teknologi Bandung, Indonesia.
1999	Master of Philosophy, Judge Business School, University of Cambridge, United Kingdom.
2003	Diploma in Company Direction (Chartered Director Level II), The Institute of Directors (IoD), United Kingdom.
2005	Graduate diploma degree in Company Director Course, Australian Institute of Company Director (GAICD), Australia.
2007	Ph.D. of Technology and Innovation, the University of Queensland, Australia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Work Experiences

2018 – 2019	Committee, World Observatory on Subnational Government Finance and Investment OECD Paris, France.
2017 – 2019	Senior Policy Advisor on City Finance, United City and Local Government (UCLG) Asia Pacific.

Ismail

Commissioner

Born	: Mataram, August 10, 1969
Age	: 51 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1993	Bachelor degree in Physics Engineering, Institut Teknologi Bandung, Indonesia.
1999	Master degree in Electrical Engineering, Universitas Indonesia, Indonesia.
2010	Doctoral degree in Electrical and Informatics Engineering, Institut Teknologi Bandung, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Work Experiences

2016 – present	Director General of Post and Information Technology Devices Resources, Ministry of Communication and Information Technology of Republic Indonesia.
2018 - 2019	Chairman, Badan Regulasi Telekomunikasi Indonesia (BRTI).
2016 - 2018	Deputy Chairman, Badan Regulasi Telekomunikasi Indonesia (BRTI).
2014 - 2016	Director of Broadband Development (previously known as Special Telecommunications), Ministry of Communication and Information, Republic of Indonesia.
2012 – 2014	Director of Telecommunications, Ministry of Communication and Information Technology of Republic of Indonesia.
2008 – 2012	Director of IT System Operations, Financial Transaction Reports and Analysis Center, Ministry of Communication and Information Technology of Republic of Indonesia.

Alex Denni

Commissioner

Born	: Tanah Datar, December 27, 1968
Age	: 52 years old
Citizenship	: Indonesian
Domicile	: Depok, Indonesia

Educations

1990	Bachelor degree in Agro Industry Management, Institut Pertanian Bogor, Indonesia.
1997	Master degree in Management, Universitas Atmajaya, Indonesia.
2011	Doctoral degree in Capital Law, Institut Pertanian Bogor, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Work Experiences

2020	Deputy for IT HR, Ministry of BUMN.
2018 – 2020	Director of HC & Transformation, PT Jasa Marga.
2014 – 2018	Chief Human Capital Officer, PT Bank Negara Indonesia (BNI).

Rizal Malarangeng

Commissioner

Born	: Makassar, October 29, 1964
Age	: 56 years old
Citizenship	: Indonesia
Domicile	: Jakarta, Indonesia

Educations

1990	Bachelor degree in Communication Science, Universitas Gadjah Mada, Indonesia.
1994	Master degree in Comparative Politics, Ohio State University, United States of America.
2000	Doctoral degree in Comparative Politics, Ohio State University, United States of America.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Work Experiences

2001 – 2020	Executive Director, Freedom Institute.
2016	Founder, Freedom Corp.
2009	Founder, Fox Indonesia.

MEMBER OF THE BOARD OF COMMISSIONERS WHO TERMINATE IN 2020

Margiyono Darsasumarja

Independent Commissioner

, Indo
Born	: Klaten, September 14, 1976
Age	: 44 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2008	Bachelor degree in Law, Universitas Indonesia.
2012	Master degree in Cyber Law, University of Leeds, United Kingdom.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 17, 2015.

Work Experiences

e
2012 – 2015	Coordinator of Advocacy and Partnership for Government of the Bureaucracy Reform Project.
2012 – 2014	Lecturer in Law and Media Ethics, Universitas Bakrie, Indonesia.
2001 – 2011	Media Development Manager at Voice of Human Rights (VHR) Media.

Cahyana Ahmadjayadi

Independent Commissioner

Born	: Garut, July 12, 1955
Age	: 65 years old
Citizenship	: Indonesian
Domicile	: Bandung and Jakarta, Indonesia

Educations

1980	Bachelor degree in Industrial Engineering, Institut Teknologi Bandung, Indonesia.
2004	Master degree in Law of Technology/Business, Universitas Padjadjaran, Indonesia.
2010	Doctoral degree in Cyber Law, Universitas Padjadjaran, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on April 21, 2017.

Work Experiences

PT
2010 – 2013	Commissioner, PT Bank Mandiri (Persero) Tbk.
2011	Expert staff, Ministry of Communication and Informatics.
2006	Founder, Pengelola Nama Domain Internet Indonesia (PANDI).
2005	Director General of Telematics Application, Ministry of Communication and Informatics.
2002	Deputy for Communication & Infrormation Network, Ministry of Communication and Informatics.
1993	Head of Regional V Division West Java, PT Telkom Indonesia (Persero), Tbk.

EDUCATION, TRAINING, SEMINAR, AND CONGRESS

To improve the competence of the members of the Board of Commissioners, Telkom provided opportunities for the Board of Commissioners to attend education and training in 2020.

These are the education and/or training that have been participated by members of the Board of Commissioners in improving competence in the 2020 financial year.

No.	Program	Date	Location	Commissioner
1.	4th Annual Global Artificial Intelligence Conference	January 21-23, 2020	California, USA	Rhenald Kasali
	Sharing Session of ISO 37001 Implementation	February 26, 2020	Jakarta
	Sharing Session Alignment of CSS Documents	February 28, 2020	Jakarta
	Digital Capacity Building Benchmark	March 2-3, 2020	Singapore
	CSS Workshop: Strategic Insight for The New Normal	June 10, 2020	Jakarta (online)
	CSS Workshop: sharing and discussion on Telco Industry & Strategy Update by A.T.Kearny Consultants	July 24, 2020	Jakarta
	TKDN Sharing Session with BPKP	August 11, 2020	Jakarta (online)
	OJK socialization	September 1, 2020	Jakarta (online)
	CSS Rolling Finalization Workshop 2021-2025	September 11, 2020	Jakarta (online)
	Tech Session: 5G Update (Huawei and Nokia)	October 6, 2020	Jakarta (online)
	Technology & Business Update: 5G (Ericsson and ZTE)	October 7, 2020	Jakarta (online)
	Open RAN Tech Session	October 12, 2020	Jakarta (online)
	Update PSAK and SEC	October 14, 2020	Jakarta (online)
	QualComm Tech Session	November 13, 2020	Jakarta (online)
2.	Sharing Session of ISO 37001 Implementation	February 26, 2020	Jakarta	Marsudi Wahyu Kisworo
	Sharing Session Alignment of CSS Documents	February 28, 2020	Jakarta
	KNKG webinar: "Preventing Corruption through Strengthening a Culture of Governance, Risk Management and Compliance."	June 2, 2020	Jakarta (online)
	CSS Workshop: Strategic Insight for The New Normal	June 10, 2020	Jakarta (online)
	CSS Workshop: sharing and discussion on Telco Industry & Strategy Update by A.T.Kearny Consultants	July 24, 2020	Jakarta
	TKDN Sharing Session with BPKP	August 11, 2020	Jakarta (online)
	OJK socialization	September 1, 2020	Jakarta (online)
	IPMI - Training Ecosystem Edge	September 10, 2020	Jakarta (online)
	CSS Rolling Finalization Workshop 2021-2025	September 11, 2020	Jakarta (online)
	Tech Session: 5G Update (Huawei and Nokia)	October 6, 2020	Jakarta (online)
	Technology & Business Update: 5G (Ericsson and ZTE)	October 7, 2020	Jakarta (online)
	Open RAN Tech Session	October 12, 2020	Jakarta (online)
	Update PSAK and SEC	October 14, 2020	Jakarta (online)
	QualComm Tech Session	November 13, 2020	Jakarta (online)
3.	CSS Workshop: sharing and discussion on Telco Industry & Strategy Update by A.T.Kearny Consultants	July 24, 2020	Jakarta	Ahmad Fikri Assegaf(2)
	TKDN Sharing Session with BPKP	August 11, 2020	Jakarta (online)
	OJK socialization	September 1, 2020	Jakarta (online)
	CSS Rolling Finalization Workshop 2021-2025	September 11, 2020	Jakarta (online)
	Tech Session: 5G Update (Huawei and Nokia)	October 6, 2020	Jakarta (online)
	Technology & Business Update: 5G (Ericsson and ZTE)	October 7, 2020	Jakarta (online)
	Open RAN Tech Session	October 12, 2020	Jakarta (online)
	Update PSAK and SEC	October 14, 2020	Jakarta (online)
	QualComm Tech Session	November 13, 2020	Jakarta (online)

No.	Program	Date	Location	Commissioner
4.	CSS Workshop: sharing and discussion on Telco Industry & Strategy Update by A.T.Kearny Consultants	July 24, 2020	Jakarta	Wawan Iriawan(2)
	TKDN Sharing Session with BPKP	August 11, 2020	Jakarta (online)
	OJK socialization	September 1, 2020	Jakarta (online)
	CSS Rolling Finalization Workshop 2021-2025	September 11, 2020	Jakarta (online)
	Tech Session: 5G Update (Huawei and Nokia)	October 6, 2020	Jakarta (online)
	Technology & Business Update: 5G (Ericsson and ZTE)	October 7, 2020	Jakarta (online)
	Open RAN Tech Session	October 12, 2020	Jakarta (online)
	Update PSAK and SEC	October 14, 2020	Jakarta (online)
	QualComm Tech Session	November 13, 2020	Jakarta (online)
5.	CSS Workshop: sharing and discussion on Telco Industry & Strategy Update by A.T.Kearny Consultants	July 24, 2020	Jakarta	Chandra Arie Setiawan(2)
	TKDN Sharing Session with BPKP	August 11, 2020	Jakarta (online)
	OJK socialization	September 1, 2020	Jakarta (online)
	CSS Rolling Finalization Workshop 2021-2025	September 11, 2020	Jakarta (online)
	Tech Session: 5G Update (Huawei and Nokia)	October 6, 2020	Jakarta (online)
	Technology & Business Update: 5G (Ericsson and ZTE)	October 7, 2020	Jakarta (online)
	Open RAN Tech Session	October 12, 2020	Jakarta (online)
	Update PSAK and SEC	October 14, 2020	Jakarta (online)
	QualComm Tech Session	November 13, 2020	Jakarta (online)
6.	Monitoring the Development of Metra Digital Innovation	January 16-17, 2020	Singapore	Marcelino Rumambo Pandin
	Sharing Session of ISO 37001 Implementation	February 26, 2020	Jakarta
	Sharing Session Alignment of CSS Documents	February 28, 2020	Jakarta
	ICION 8th Annual Bali Conference & Exhibition ASEAN Digital Economic, 2020	March 3-5, 2020	Bali, Indonesia
	Galilee International Management Institite Conference	June 1, 2020	Israel (online)
	CSS Workshop: Strategic Insight for The New Normal	June 10, 2020	Jakarta (online)
	CSS Workshop: sharing and discussion on Telco Industry & Strategy Update by A.T.Kearny Consultants	July 24, 2020	Jakarta
	TKDN Sharing Session with BPKP	August 11, 2020	Jakarta (online)
	OJK socialization	September 1, 2020	Jakarta (online)
	IPMI - Training Ecosystem Edge	September 10, 2020	Jakarta (online)
	CSS Rolling Finalization Workshop 2021-2025	September 11, 2020	Jakarta (online)
	Tech Session: 5G Update (Huawei and Nokia)	October 6, 2020	Jakarta (online)
	Technology & Business Update: 5G (Ericsson and ZTE)	October 7, 2020	Jakarta (online)
	Open RAN Tech Session	October 12, 2020	Jakarta (online)
	Update PSAK and SEC	October 14, 2020	Jakarta (online)
	QualComm Tech Session	November 13, 2020	Jakarta (online)

No.	Program	Date	Location	Commissioner
7.	Sharing Session of ISO 37001 Implementation	February 26, 2020	Jakarta	Ismail
	Sharing Session Alignment of CSS Documents	February 28, 2020	Jakarta
	KNKG webinar: "Preventing Corruption through Strengthening a Culture of Governance, Risk Management and Compliance."	June 2, 2020	Jakarta (online)
	CSS Workshop: Strategic Insight for The New Normal	June 10, 2020	Jakarta (online)
	WSIS Forum, 2020 High-Level Interactive Policy Sessions	July 23, 2020	Online
	CSS Workshop: sharing and discussion on Telco Industry & Strategy Update by A.T.Kearny Consultants	July 24, 2020	Jakarta
	TKDN Sharing Session with BPKP	August 11, 2020	Jakarta (online)
	OJK socialization	September 1, 2020	Jakarta (online)
	CSS Rolling Finalization Workshop 2021-2025	September 11, 2020	Jakarta (online)
	Tech Session: 5G Update (Huawei and Nokia)	October 6, 2020	Jakarta (online)
	Technology & Business Update: 5G (Ericsson and ZTE)	October 7, 2020	Jakarta (online)
	Open RAN Tech Session	October 12, 2020	Jakarta (online)
	Update PSAK and SEC	October 14, 2020	Jakarta (online)
	ITU Virtual Digital World Ministrial Roundtable, 2020	October 21, 2020	Online
	GSMA Thrive APAC Policy Forum	November 4, 2020	Online
	QualComm Tech Session	November 13, 2020	Jakarta (online)
8.	SNI ISO 37001 - Roadmap of Strengthening Integrity in Organizations	June 30, 2020	Jakarta (online)	Alex Denni(2)
	CSS Workshop: sharing and discussion on Telco Industry & Strategy Update by A.T.Kearny Consultants	July 24, 2020	Jakarta
	TKDN Sharing Session with BPKP	August 11, 2020	Jakarta (online)
	OJK socialization	September 1, 2020	Jakarta (online)
	CSS Rolling Finalization Workshop 2021-2025	September 11, 2020	Jakarta (online)
	Tech Session: 5G Update (Huawei and Nokia)	October 6, 2020	Jakarta (online)
	Technology & Business Update: 5G (Ericsson and ZTE)	October 7, 2020	Jakarta (online)
	Open RAN Tech Session	October 12, 2020	Jakarta (online)
	Update PSAK and SEC	October 14, 2020	Jakarta (online)
	QualComm Tech Session	November 13, 2020	Jakarta (online)
9.	CSS Workshop: sharing and discussion on Telco Industry & Strategy Update by A.T.Kearny Consultants	July 24, 2020	Jakarta	Rizal Mallarangeng
	TKDN Sharing Session with BPKP	August 11, 2020	Jakarta (online)
	OJK socialization	September 1, 2020	Jakarta (online)
	CSS Rolling Finalization Workshop 2021-2025	September 11, 2020	Jakarta (online)
	Tech Session: 5G Update (Huawei and Nokia)	October 6, 2020	Jakarta (online)
	Technology & Business Update: 5G (Ericsson and ZTE)	October 7, 2020	Jakarta (online)
	Open RAN Tech Session	October 12, 2020	Jakarta (online)
	Update PSAK and SEC	October 14, 2020	Jakarta (online)
	QualComm Tech Session	November 13, 2020	Jakarta (online)
10.	Sharing Session of ISO 37001 Implementation	February 26, 2020	Jakarta	Margiyono Darsasumarja(3)
	Sharing Session Alignment of CSS Documents	February 28, 2020	Jakarta
	CSS Workshop: Strategic Insight for The New Normal	June 10, 2020	Jakarta (online)
	HARVARD PDP Online - Leading the Way Back from Crisis: Charting a Path to New Norms for Your Organizations	June 16, 2020	Cambridge, USA (online)

No.	Program	Date	Location	Commissioner
11.	Sharing Session of ISO 37001 Implementation	February 26, 2020	Jakarta	Cahyana Ahmadjayadi(3)
	Sharing Session Alignment of CSS Documents	February 28, 2020	Jakarta
	CSS Workshop: Strategic Insight for The New Normal	June 10, 2020	Jakarta (online)
	HARVARD PDP Online - Leading the Way Back from Crisis: Charting a Path to New Norms for Your Organizations	June 16, 2020	Cambridge, USA (online)

COMMISSIONER AFFILIATION RELATIONSHIPS

Telkom discloses the affiliation of members of the Board of Commissioners with fellow Commissioners, Directors and major and controlling shareholders, including the names of affiliated parties, in accordance with the principle of transparency in the implementation of good corporate governance or GCG.

No.	Name	Position	Financial Affiliation with			Family Affiliation with
			BOC	BOD	Major & Controlling Shareholder(1)	BOC	BOD	Major & Controlling Shareholder(1)
1.	Rhenald Kasali	President Commissioner/ Independent Commissioner	No	No	No	No	No	No
2.	Marsudi Wahyu Kisworo	Independent Commissioner	No	No	No	No	No	No
3.	Ahmad Fikri Assegaf(2)	Commissioner	No	No	No	No	No	No
4.	Wawan Iriawan(2)	Independent Commissioner	No	No	No	No	No	No
5.	Chandra Arie Setiawan(2)	Independent Commissioner	No	No	No	No	No	No
6.	Marcelino Rumambo Pandin	Commissioner	No	No	No	No	No	No
7.	Ismail	Commissioner	No	No	No	No	No	No
8.	Alex Denni(2)	Commissioner	No	No	No	No	No	No
9.	Rizal Mallarangeng	Commissioner	No	No	No	No	No	No
10.	Margiyono Darsasumarja(3)	Independent Commissioner	No	No	No	No	No	No
11.	Cahyana Ahmadjayadi(3)	Independent Commissioner	No	No	No	No	No	No

Remarks:

(1)	The controlling shareholder in this matter is the Government of Indonesia represented by the Minister of SOE as a primary shareholder.
(2)	Served since June 19, 2020 according to the SOE Minister's Letter read at the Telkom AGMS.
(3)	Has not served again since June 19, 2020 according to the Letter of the Minister of BUMN read at the AGMS of Telkom.

STATEMENT OF INDEPENDENCE

Enforcement of the Good Corporate Governance (GCG) is carried out by Telkom by requiring all Independent Commissioner to sign the Independence Statement, especially for Independent Commissioners who had served more than 2 (two) periods.

As of the time of this Report, Telkom's Independent Commissioner has only been in office since 2019 and 2020 so that he has not held office for more than 2 (two) periods. However, Telkom's current Independent Commissioners, such as Rhenald Kasali, Marsudi Wahyu Kisworo, Wawan Iriawan, and Chandra Arie Setiawan still signed the statement of independence.

PROFILE OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS WHO OFFICIATE AS OF DECEMBER 31, 2020

Ririek Adriansyah

President Director

Born	: Yogyakarta, September 2, 1963
Age	: 57 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1989	Bachelor of Electrical Engineering, Institut Teknologi Bandung

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Work Experiences

2019 – 2021	President Commissioner, PT Telekomunikasi Selular (Telkomsel).
2015 – 2019	President Director, PT Telekomunikasi Selular (Telkomsel).
2014	Director of Wholesale & International Service, PT Telkom Indonesia (Persero), Tbk.
2012 – 2013	Director of Compliance & Risk Management, PT Telkom Indonesia (Persero), Tbk.
2011 – 2012	President Director, PT Telekomunikasi Indonesia International.
2010 – 2011	Director of Marketing & Sales, PT Telekomunikasi Indonesia International.
2008 – 2010	Director of International Carrier Service, PT Telekomunikasi Indonesia International.

Dian Rachmawan

Director of Wholesale & International Service (WINS)

Born	: Surabaya, May 14, 1964
Age	: 56 years old
Citizenship	: Indonesian
Domicile	: Bogor, Indonesia

Educations

1987	Bachelor degree in Electrical Engineering, Institut Teknologi Sepuluh Nopember, Indonesia.
1994	Master of Science in Telecommunication and Real Time System, Telecommunications Engineering University of Bradford, United Kingdom.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Work Experiences

2020 – present	President Commissioner, PT Telkom Internationa (Telin).
2020 – present	President Commissioner, PT Telkom Infrastruktur (Telkom Infra).
2019 – 2020	President Director, PT Pelabuhan Indonesia I.
2017 – 2019	Director of Enterprise & Business Service, PT Telkom Indonesia (Persero), Tbk.
2014 – 2017	Director of Consumer Service, PT Telkom Indonesia (Persero), Tbk.
2011 – 2014	President Director, Telekomunikasi Indonesia International Ltd. (Hong Kong).
2007 – 2011	Director of Network Operation & Engineering, PT Telekomunikasi Indonesia International.
2005 – 2007	Executive General Manager of the Fixed Wireless Network Division, PT Telkom Indonesia (Persero), Tbk.
2004 – 2005	General Manager of Telkom South Jakarta, PT Telkom Indonesia (Persero), Tbk.
2001 – 2004	General Manager of Interconnection & Partnership Regional II Jakarta, PT Telkom Indonesia (Persero), Tbk.

Afriwandi

Director of Human Capital Management (HCM)

Born	: Bukittinggi, March 3, 1971
Age	: 50 years old
Citizenship	: Indonesian
Domicile	: Bekasi, Indonesia

Educations

1995	Bachelor degree in Industrial Engineering, Sekolah Tinggi Teknologi Telkom, Indonesia.
2011	Master degree in Management, Universitas Islam Sumatera Utara, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Work Experiences

2020 – present	President Commissioner, Infomedia.
2020 – present	Commissioner, Finnet.
2015 – 2020	SVP Corporate Secretary, PT Telkom Indonesia (Persero), Tbk.
2015 – 2015	Advisor to the CEO.
2014 – 2015	Executive General Manager Regional VII, PT Telkom Indonesia (Persero), Tbk.
2013 – 2014	Deputy EGM Divisi Business Service, PT Telkom Indonesia (Persero), Tbk.
2012 – 2013	General Manager of National Segment of Welfare Service Unit, PT Telkom Indonesia (Persero), Tbk.
2012 - 2012	General Manager Enterprise West Regional.
2011 - 2012	General Manager Enterprise Regional 2.
2008 - 2011	General Manager Enterprise Regional 1.

Heri Supriadi

Director of Finance (KEU)

Born	: Muara Aman, January 2, 1965
Age	: 55 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1991	Bachelor degree in Industrial Engineering, Institut Teknologi Bandung, Indonesia.
1997	Master degree in Business Administration (MBA), Saint Mary’s University, Canada.
2013	Doctoral degree in Business Management, Universitas Padjadjaran, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Work Experiences

Jul 2020 - present	President Commissioner, PT Graha Sarana Duta (Telkom Property).
Feb 2019 - Dec 2020	President Commissioner, PT Fintech Karya Nusantara (LinkAja).
Jun 2020 - Oct 2020	Commissioner, PT Telekomunikasi Selular (Telkomsel).
Mar 2019 - Jul 2020	President Commissioner, PT Telkomsel Mitra Inovasi.
Apr 2012 - Jun 2020	Director of Finance, PT Telkomunikasi Selular (Telkomsel).
2010 - 2012	President Director, PT Graha Sarana Duta (Telkom Property).
Jan 2008 - Jan 2011	Commissioner, PT Multimedia Nusantara (Metra).
Sept 2007 - May 2010	Vice President Subsidiary Performance, PT Telkom Indonesia (Persero) Tbk.
Jan 2009 - Oct 2009	Acting VP Investor Relation and Corporate Secretary, PT Telkom Indonesia (Persero) Tbk.

FM Venusiana R.

Director of Consumer Service (CONS)

Born	: Manokwari, July 8, 1966
Age	: 54 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

degr
1992	Bachelor degree in Electrical Engineering, Universitas Diponegoro, Indonesia.
2004	Master degree in Management, Universitas Hasanuddin, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Work Experiences

2020 – present	President Commissioner, PT Telkom Akses.
2020 – 2020	Director of Network, PT Telekomunikasi Selular (Telkomsel).
2017 – 2020	Senior Vice President Procurement, PT Telekomunikasi Selular (Telkomsel).
2016 – 2017	Senior Vice President Consumer Marketing, PT Telekomunikasi Selular (Telkomsel).
2013 – 2016	Executive Vice President Area Jabodetabek Jawa Barat, PT Telekomunikasi Selular (Telkomsel).
May 2010 – 2013	Vice President Area Jabodetabek Jawa Barat, PT Telekomunikasi Selular (Telkomsel).
Mar 2010 – May 2010	Vice President Customer Lifecycle Management, PT Telekomunikasi Selular (Telkomsel).
Jan 2008 – Mar 2010	Vice President Radio Access Engineering Java-Bali, PT Telekomunikasi Selular (Telkomsel).
Feb 2005 – Jan 2008	Vice President Network Operations, PT Telekomunikasi Selular (Telkomsel).

Edi Witjara

Director of Enterprise & Business Service (EBIS)

Born	: Kediri, November 17, 1972
Age	: 48 years old
Citizenship	: Indonesian
Domicile	: Bandung, Indonesia

Educations

8
1995	Bachelor degree in Electrical Engineering, Universitas Islam Sumatera Utara, Indonesia.
2009	Master degree in Business Law, Universitas Padjajaran, Indonesia.
2018	Doctoral degree in Strategic Business Management, Universitas Padjajaran, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Work Experiences

2020 – present	President Commissioner, PT Telkom Satelit Indonesia.
2020 – present	President Commissioner, PT PINS Indonesia.
2019 – present	President Commissioner, PT Multimedia Nusantara.
2019 - 2020	Director of Human Capital Management, PT Telkom Indonesia (Persero), Tbk.
2019 – 2020	Presiden Commissioner, PT Infomedia Nusantara.
2019 - 2020	Board of Supervisor, Global Council of Corporate University.
2018 - 2019	SVP Group Financial Planning Analysis and Control, PT Telkom Indonesia (Persero), Tbk.
2017 - 2018	Head of the Shared Service Organization Business Program, PT Telkom Indonesia (Persero), Tbk.
2016 - 2018	SVP Financial Planning & Analysis, PT Telkom Indonesia (Persero), Tbk.
2013 - 2016	Commissioner, PT Telkom Akses.
2013 - 2016	VP Management Accounting, PT Telkom Indonesia (Persero), Tbk.

Herlan Wijanarko

Director of Network & IT Solution (NITS)

Born	: Solo, February 19, 1965
Age	: 55 years old
Citizenship	: Indonesian
Domicile	: Bandung, Indonesia

Educations

1989	Bachelor degree in Electrical Engineering, Institut Teknologi Bandung, Indonesia.
2005	Master degree in Management, Sekolah Tinggi Manajemen Bisnis Telkom, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Work Experiences

2020 – present	President Commissioner, PT Dayamitra Telekomunikasi.
2018 – 2020	President Director, PT Dayamitra Telekomunikasi.
2016 – 2018	EGM Service Operations Division, PT Telkom Indonesia (Persero), Tbk.
2015 – 2016	Deputy EGM Infra Operations & Maintenance, PT Telkom Indonesia (Persero), Tbk.
2014 – 2015	Deputy EGM Network Infrastructure & Access, PT Telkom Indonesia (Persero), Tbk.
2014 – 2014	Deputy EGM IP Network & Operation, PT Telkom Indonesia (Persero), Tbk.
2013 – 2014	GM North West West Java (Bekasi), PT Telkom Indonesia (Persero), Tbk.
2010 – 2013	GM Network Regional West Java Region, PT Telkom Indonesia (Persero), Tbk.
2009 – 2010	GM Network Regional Central Java Region, PT Telkom Indonesia (Persero), Tbk.
2007 – 2009	GM Regional Network for Eastern Indonesia, PT Telkom Indonesia (Persero), Tbk.

Muhamad Fajrin Rasyid

Director of Digital Business (DB)

Born	: Jakarta, September 11, 1986
Age	: 34 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2008	Student Exchange Program, Daejeon University, South Korea.
2009	Bachelor degree in Information Technology, Institut Teknologi Bandung, Indonesia.
2018	Executive Educations in Scaling Entrepreneurial Ventures, Harvard Business School, United States of America.
2019	Executive Educations in Innovations and Growth, Stanford University of Business, United States of America.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Riwayat Jabatan

2020 – present	President Commissioner, PT Metranet.
2020 – present	President Commissioner PT MDI.
2020 – present	Commissioner, PT Sigma Cipta Caraka.
2011 – 2020	CO-Founder & President, Bukalapak.
2011 – 2014	President Director, Suitmedia.
2009 – 2011	Consultant, The Boston Consulting Group (BCG).

Budi Setyawan Wijaya

Director of Strategic Portfolio (SP)

Born	: Yogyakarta, October 28, 1972
Age	: 48 years old
Citizenship	: Indonesian
Domicile	: Bandung, Indonesia

Educations

1996	Bachelor degree in Industrial Engineering and Management, Sekolah Tinggi Teknologi Telkom, Indonesia.
2003	Master of Management, Sekolah Tinggi Manajemen Bisnis Telkom, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Work Experiences

2020 – present	President Commissioner, PT Sigma Cipta Caraka.
2020 – present	President Commissioner, PT Teltranet Aplikasi Solusi.
2020 – present	President Commissioner, PT Jalin Pembayaran Nusantara.
2017 – 2020	President Director, PT ADMEDIKA.
2015 – 2017	President Director, PT MD Media.
2013 – 2015	President Director, PT Melon Indonesia.

MEMBER OF THE BOARD OF DIRECTORS WHO TERMINATE IN 2020

Harry Mozarta Zen

Director of Finance

Born	: Tanjung Pinang, January 9, 1969
Age	: 51 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1993	Bachelor degree in Metallurgy of Faculty of Engineering, Universitas Indonesia, Indonesia.
1996	Master of Business and Administration, Corporate Finance and Financial Institutions & Market, State University of New York, United States of America.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 22, 2016.

Work Experiences

2008 – 2015	President Director, PT Credit Suisse Securities Indonesia.
2007 – 2008	Director, PT Barclays Capital.
2001 – 2007	Co-Head Investment Banking, PT Bahana Sekuritas.
1996 – 2001	Assistant Vice President Global Corporate Banking, PT Citibank.
1993 – 1994	Official Assistant Global Consumer Banking, PT Citibank.

Zulhelfi Abidin

Director of Network & IT Solution

Born	: Bukittinggi, January 1, 1962
Age	: 58 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1987	Bachelor degree in Informatics Engineering from Institut Teknologi Bandung, Indonesia.
1996	Master degree in Computer Science from University of Wollongong, Australia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 21, 2017.

Work Experience

2017 – 2020	Director of Network & IT Solution, PT Telkom Indonesia (Persero), Tbk.
2018 – 2019	President Commissioner, PT Sigma Cipta Caraka.
2015 – 2017	Director, PT Bank Rakyat Indonesia (BRI).
2014 – 2015	Senior Executive Vice President, PT Bank Rakyat Indonesia (BRI).
2012 – 2015	Commissioner, PT Bank Rakyat Indonesia Syariah (BRI Syariah).
2007 – 2014	Head of Information Systems Technology Division, PT Bank Rakyat Indonesia (BRI).

Siti Choiriana

Director of Consumer Service

Born	: Magetan, May 28, 1970
Age	: 50 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1993	Bachelor degree in Electrical Engineering, Institut Teknologi Sepuluh Nopember, Indonesia.
2005	Magister Manajemen Teknologi, Institut Teknologi Sepuluh Nopember, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 27, 2018.

Work Experiences

2018 – 2020	Director of Consumer Service, PT Telkom Indonesia (Persero), Tbk.
2017 – 2018	Commissioner, PT Telkom Sigma.
2013 – 2018	Executive Vice President of Enterprise Service Division, PT Telkom Indonesia (Persero), Tbk.
2016 – 2017	President Commissioner, PT Patrakom.
2016	Commissioner, PT Admedika.
2013 – 2015	Commissioner, PT Finnet Indonesia.
2012 – 2013	Deputy Executive Vice President of Enterprise Service Division, PT Telkom Indonesia (Persero), Tbk.

Faizal Rochmad Djoemadi

Director of Digital Business

Born	: Blitar, December 12, 1967
Age	: 53 years old
Citizenship	: Indonesian
Domicile	: Bandung, Indonesia

Educations

1991	Bachelor degree in Electrical-Telecommunication Engineering, Institut Teknologi Sepuluh Nopember, Indonesia.
1998	Master degree in Electrical Engineering, University of Sasakatchewan, Canada.
2019	Doctoral degree in Management, Universitas Brawijaya, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Work Experiences

PT
2016 – 2019	President Director, PT Telekomunikasi Indonesia Internasional.
2015 – 2016	EVP Wholesale Service Division, PT Telkom Indonesia (Persero) Tbk..
2012 – 2014	Deputy Executive General Manager of Wholesale Service Division, PT Telkom Indonesia (Persero) Tbk.

Achmad Sugiarto

Director of Strategic Portfolio

Born	: Jakarta, August 22, 1965
Age	: 55 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1984	Bachelor degree in Industrial Technology Faculty, Universitas Trisakti, Indonesia.
1998	Master degree in Management, Universitas Airlangga, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Work Experience

2017 – 2019	Director, PT Sigma Cipta Caraka.
2015 – 2017	SVP Synergy & Portfolio, PT Telkom Indonesia (Persero) Tbk.
2014 – 2015	EGM Divisi Digital Business, PT Telkom Indonesia (Persero) Tbk.

Edwin Aristiawan

Director of Wholesale & International Service

Born	: Surabaya, October 14, 1969
Age	: 51 years old
Citizenship	: Indonesian

Domicile	: Surabaya, Indonesia

Educations

p
1993	Bachelor degree in Electrical Engineering, Institut Teknologi Sepuluh Nopember, Indonesia.
2002	Master degree in Management, Sekolah Tinggi Manajemen Bisnis, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Work Experiences

2019	Executive Vice President Regional III West Java, PT Telkom Indonesia (Persero) Tbk.
2016 – 2019	Executive Vice President Regional VI Kalimantan, PT Telkom Indonesia (Persero) Tbk.
2015 – 2016	Deputy EVP Regional Infrastructure II Jabodetabek & Serang, PT Telkom Indonesia (Persero) Tbk.
2014 – 2015	Deputy Executive General Manager for Regional IV Central Java & DIY, PT Telkom Indonesia (Persero) Tbk.

Bogi Witjaksono

Director of Enterprise & Business Service

Born	: Surabaya, February 8, 1967
Age	: 53 years old
Citizenship	: Indonesian
Domicile	: Bogor, Indonesia

Educations

1989	Bachelor degree in Electrical Engineering, Institut Teknologi Sepuluh Nopember, Indonesia.
1995	Master degree in Telecommunication Engineering (Mobile Communication), Institut Teknologi Bandung, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Work Experiences

2018 – 2019	Deputy President Director (COO), PT Telkom Satelite.
2015 – 2019	President Director, PT Patrakom.
2012 – 2019	Managing Director, PT Metrasat.

EDUCATION, TRAINING, SEMINAR, AND CONGRESS

Telkom provides opportunities for the Board of Directors to improve their competencies through education, training, seminars, congresses, and other activities that can develop knowledge and expertise in 2020.

These are the education and/or training that have been participated by members of the Board of Directors in improving competence in the 2020 financial year.

No.	Occasion	Date	Institution	Location	Directors Who Attended
1.	Keynote Speaker on CNBC Indonesia Outlook 2020 “Digitalization as a Lever for the Nation’s Economy Growth”	February 26, 2020	CNBC Indonesia	Ritz Carlton Jakarta	President Director
2.	Keynote Speaker on Webinar Sekolah Politik Indonesia “Peran Sektor Telekomunikasi dalam Pemulihan Ekonomi Nasional”	September 11, 2020	Sekolah Politik Indonesia	Webinar	President Director
3.	Keynote Speaker on Webinar Transformasi Digital - BUMN and Industri Penghela Transformasi Digital Nasional “Telkom Indonesia Digital Transformation Acceleration Strategy”	October 9, 2020	PIKKC ITB	Webinar	President Director
4.	Keynote Speaker on Indonesia AI Summit 2020 “Infrastructure and Data Preparation for the Use of Artificial Intelligence Technology in Indonesia”	November 12, 2020	BPPT	Webinar	President Director
5.	Kick Andy: Pemberdayaan UMKM dalam mendukung Percepatan Pemulihan Ekonomi Nasional	December 13, 2020	Metro TV	Studio Metro TV	President Director
6.	Keynote Speaker on IEEE Indonesia Student Congress 2020	October 17, 2020	IEEE Indonesia	Online Jakarta	WINS
7.

Keynote Speaker on FGD of The Coordinating Ministry for Political, Legal and Security Affairs regarding the challenges and opportunities of deploying a foreign SKKL in Indonesian territory towards the security and sovereignty of the State

		November 19, 2020	Coordinating Ministry for Political, Legal and Security Affairs	Online Jakarta	WINS
8.	Keynote Speaker on Indonesia Cloud & Data Center Digital Summit	December 9, 2020	w.media	Online Jakarta	WINS
9.	Keynote Speaker on Webinar Nasional: Peran Pelaku Usaha dalam Perubahan Perilaku Adaptasi Kebiasaan Baru Melawan COVID-19	November 5, 2020	Badan Nasional Penanggulangan Bencana	Video Conference	HCM
10.	Keynote Speaker on Indonesia Best Companies in Creating Leaders from Within 2020	December 7, 2020	SWA Network	Video Conference	HCM
11.	Keynote Speaker on Provocative Mindset MetroTV Topic: Hobi Sekolah Apa Gunanya?	January 19, 2020	Metro TV	Jakarta	KEU
12.	Keynote Speaker on Webinar Transformasi dan Strategi BUMN	August 8, 2020	SBM ITB	Jakarta	KEU
13.	Public Expose Live 2020	August 27, 2020	Telkom	Jakarta	KEU
14.	Prime Talk “Telkom Menjaga Momentum di Tengah Pandemi”	October 23, 2020	Metro TV	Jakarta	KEU
15.	Keynote Speaker on “Inovasi Pelayanan Pelanggan di Era New Normal”	August 19, 2020	Hari Pelanggan Nasional	Video Conference	CONS

No.	Occasion	Date	Institution	Location	Directors Who Attended
16.	Keynote Speaker on “Indonesia Industry Outlook [IIO] 2020: It’s Time to Win – Back After Pandemic”	November 5, 2020	Indonesia Industry Outlook 2020	Video Conference	CONS
17.	Keynote Speaker on FGD BPKN “Transparansi Pemakaian Data Internet”	November 19, 2020	BPKN RI	Video Conference	CONS
18.	Keynote Speaker on FGD MPR RI “Peran Produksi Film & Konten oleh Negara dalam Rangka Pembentukan Karakter Bangsa untuk Mewujudkan Ketahanan Negara”	December 10, 2020	MPR RI	Gedung Nusantara IV MPR RI, Jakarta	CONS
19.	Directorship Program	December 15 - 18, 2020	Pertamina Training & Consulting	Live Streaming	EBIS
20.	Keynote Speaker on “Corporate Law for Executive”	December 15 - 18, 2020	Pertamina Training & Consulting	Live Streaming	EBIS
21.	Keynote Speaker on SBM-ITB Webinar Series: Arah dan Strategy Digital Transformation di Indonesia	August 20, 2020	ITB	Video Conference	NITS
22.	Technology Sharing Session 5G and Wifi Technology with Huawei	October 6, 2020	Huawei	Video Conference	NITS
23.	Technology Sharing Session 5G Wifi with Ericsson	October 7, 2020	Ericsson	Video Conference	NITS
24.	Technology Sharing Session implementation open RAN in 5G era	October 12, 2020	Telkomsel	Video Conference	NITS
25.	ASKALSI 2020 Munaslub as Chair of the Supervisory Board	December 17, 2020	ASKALSI	Hotel JW Luwansa	NITS
26.	Keynote Speaker on Ganesha Student Innovation Summit	December 19, 2020	ITB	Video Conference	NITS
27.	Leadership Speaker Series with Vice Minister of Ministry of SOE	July 16, 2020	Ministry of SOE	Video Conference	DB
28.	Keynote Speaker on Gerakan Nasional 1000 Start Up	September 12, 2020	Ministry of Communication and Information Technology	Video Conference	DB
29.	Keynote Speaker on GSMA Thrive Asia Pacific	November 4, 2020	GSMA	Video Conference	DB
30.	Keynote Speaker on “Webinar CNN 3rd Series: Cegah Rugi Selama Pandemi”	November 6, 2020	CNN	Video Conference	SP

DIRECTORS AFFILIATIONS AND RELATIONSHIPS

In accordance with the principle of transparency in the implementation of good corporate governance or GCG, Telkom discloses the affiliation of members of the Board of Directors with fellow Directors, Commissioners and major and controlling shareholders, including the names of affiliated parties.

No.	Name	Position	Financial Affiliation with			Family Affiliation with
			BOC	BOD	Major & Controlling Shareholder(1)	BOC	BOD	Major & Controlling Shareholder(1)
1.	Ririek Adriansyah*	President Director	No	No	No	No	No	No
2.	Dian Rachmawan	Director of Wholesale & International Service	No	No	No	No	No	No
3.	Afriwandi	Director of Human Capital Management	No	No	No	No	No	No
4.	Heri Supriadi	Director of Finance	No	No	No	No	No	No
5.	FM Venusiana R.	Director of Consumer Service	No	No	No	No	No	No
6.	Edi Witjara	Director of Enterprise & Business Service	No	No	No	No	No	No
7.	Herlan Wijanarko	Director of Network & IT Solution	No	No	No	No	No	No
8.	Muhamad Fajrin Rasyid	Director of Digital Business	No	No	No	No	No	No
9.	Budi Setyawan Wijaya	Director of Strategic Portfolio	No	No	No	No	No	No
10.	Harry Mozarta Zen*	Director of Finance	No	No	No	No	No	No
11.	Zulhelfi Abidin*	Director of Network & IT Solution	No	No	No	No	No	No
12.	Siti Choiriana*	Director of Consumer Service	No	No	No	No	No	No
13.	Faizal Rochmad Djoemadi*	Director of Digital Business	No	No	No	No	No	No
14.	Achmad Sugiarto*	Director of Strategic Portfolio	No	No	No	No	No	No
15.	Edwin Aristiawan*	Director of Wholesale & International Service	No	No	No	No	No	No
16.	Bogi Witjaksono*	Director of Enterprise & Business Service	No	No	No	No	No	No

Remarks:

(1)	Controlling Shareholder in this matter is the Indonesian government represented by the Ministry of State-Owned Enterprises as the primary shareholder.
*	Not in position since June 19, 2020.

TELKOM EMPLOYEES

TelkomGroup employees are one of the key stakeholders that contribute to the successful realization of the company's vision and mission. To that end, TelkomGroup continually conducts strategic employee engagement. This has been a vital concern, particularly as TelkomGroup continued to make its transition into a digital telecommunications company throughout the pandemic. TelkomGroup employees are encouraged to have agility at work, by involving and forming cross-functional and cross-expertise tribes and squads the development of service products.

Throughout 2020, the direction of TelkomGroup management’s strategy has been followed by its employees, both at the parent company and subsidiary companies. TelkomGroup management always ensures a professional, safe, comfortable, and prosperous work environment. Additionally, TelkomGroup guarantees a non-discriminative diversity in the workplace, in conformity with human rights. Without doubt this creates an environment where TelkomGroup employees able to work wholeheartedly without feeling disquieted or concerned about unequitable opportunities.

EMPLOYEE PROFILE

As of December 31, 2020, Telkom was recorded as having 25,348 employees. Of the total number of employees, 9,745 employees worked at Telkom, the parent company, and 15,603 employees worked for its subsidiaries. Compared to the number of employees in 2019, there has been an increase in the number of employees by 1,076 people or 4.4 percent. Although TelkomGroup also experienced constraints due to the pandemic, it did not let any employees go before retirement.

Number of Employees - Telkom and Subsidiaries per 31 December 2018-2020

	2020	2019	2018
Telkom Employee	9,745	11,059	12,765
Subsidiary Employee	15,603	13,213	11,306
Total	25,348	24,272	24,071

NUMBER OF EMPLOYEES BASED ON EDUCATION LEVEL AND AGE DISTRIBUTION

Based on their educational background, Telkom employees’ educational backgrounds range from pre-university to postgraduate. Data as of December 31, 2020, 3,090 Telkom employees have pre-university education. Of these, 1,434 people work for Telkom's parent company and 1,656 work for its subsidiaries. At a diploma level, 1,060 people work for the parent company and the 2,583 work for the subsidiaries. At an undergraduate level, the majority of employees with a degree work for Telkom’s subsidiaries - 10,063 people -, with the parent company employing 5,470 people. Lastly, at postgraduate level, 1,781 people work for the parent company and 1,301 people work for the subsidiaries.

Compared to 2019, the number of employees in 2020 with undergraduate and postgraduate degrees increased significantly, by 1,655 people.

The following is the employee data based on education from 2018 to 2020.

Telkom and Subsidiaries Employees Based on Education per December 31, 2018-2020

	2020				2019		2018
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Pre-University	1,434	1,656	3,090	12.2	5,285	21.8	3,630	15.1
Diploma	1,060	2,583	3,643	14.4	2,027	8.4	3,851	16.0
Undergraduate	5,470	10,063	15,533	61.3	13,988	57.6	13,609	56.5
Postgraduate (Master and Doctorate)	1,781	1,301	3,082	12.1	2,972	12.2	2,981	12.4
Total	9,745	15,603	25,348	100.0	24,272	100.0	24,071	100.0

Furthermore, in terms of age, at the end of 2020 a majority of 69.4% or 17,335 TelkomGroup employees were aged 45 years or under. This is an increase of 15.9%, or 2,376 people, compared to the previous year. With this composition, TelkomGroup guarantees a good regeneration process to counterbalance the number of employees who will end their work period.

The following table provides data on the number of people employed by Telkom and its subsidiaries by age in the last three years.

Telkom and Subsidiaries Employees by Age per December 31, 2018-2020

	2020				2019		2018
	Telkom	Subsidiary	Total	%	Total	%	Total	%
< 30 years	2,660	4,573	7,233	28.5	5,784	23.8	5,548	23.0
30-45 years	1,628	8,474	10,102	39.9	9,175	37.8	8,514	35.4
> 45 years	5,457	2,556	8,013	31.6	9,313	38.4	10,009	41.6
Total	9,745	15,603	25,348	100.0	24,272	100.0	24,071	100.0

NUMBER OF EMPLOYEES BY POSITION AND EMPLOYMENT STATUS

TelkomGroup has several levels of positions such as senior management, middle management, supervisors, and other positions below supervisory level. In 2020, the highest total number of employees at Telkom and its subsidiaries comprised of Supervisory positions: 12,480 people or a decrease of 3.6% or 470 people compared to the previous year. This was followed by Other positions, a total of 6,442 people, and by Middle Management positions, a total of 6,130 people.

The following table presents data on the number of employees at Telkom and its subsidiaries based on their position at the end of 2018, 2019 and 2020.

Number of Telkom and Subsidiary Employees Based on Position as of December 31, 2018-2020

	2020				2019		2018
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Senior Management	129	167	296	1.2	310	1.3	403	1.7
Middle Management	3,143	2,987	6,130	24.2	6,377	26.3	6,093	25.3
Supervisor	4,928	7,552	12,480	49.2	12,950	53.3	11,050	45.9
Others	1,545	4,897	6,442	25.4	4,635	19.1	6,525	27.1
Total	9,745	15,603	25,348	100.0	24,272	100.0	24,071	100.0

Regarding employment status, as of 31 December 2020, a total of 21,336 people or 84.2% were permanent employees of Telkom and its subsidiaries and 4,012 people or 15.8% were non-permanent employees. Of that total, 8,568 permanent employees worked at Telkom whilst subsidiaries employed 12,768 permanent employees. Telkom employed 1,177 non-permanent employees, and 2,835 non-permanent worked were employed by the subsidiaries. When compared to the previous year, the composition of total non-permanent employees compared to total employees increased by 15.8% in 2020 compared to 6.8% in 2019.

Attached is a more detailed data regarding the number of employees based on employment status as of December 31, 2018, 2019 and 2020.

Telkom and Subsidiaries – Number of Employees Based on Employment Status as of December 31, 2018-2020

	2020				2019		2018
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Permanent Employee	8,568	12,768	21,336	84.2	22,624	93.2	22,970	95.5
Professional	673	2,780	3,453	13.6	895	3.7	538	2.2
Rehire	362	31	393	1.5	474	2.0	115	0.5
Retirement Preparation Period	97	23	120	0.5	222	0.9	368	1.5
Study Assignment	45	1	46	0.2	57	0.2	80	0.3
Total	9,745	15,603	25,348	100.0	24,272	100.0	24,071	100.0

GENDER EQUALITY ASSURANCE AND NUMBER OF EMPLOYEES BASED ON GENDER

As stated in the Resolution of the Board of Directors PD.201.01/r.00/PS150/COP-B0400000/2014 dated 6 May 2014 concerning Business Ethics within the TelkomGroup, the business practices of Telkom and its subsidiaries guarantee gender equality in the company's working environment.

At the end of December 2020, the number of TelkomGroup employees, grouped by gender, consisted of 17,787 male employees and 7,561 female employees or a comparison of 70.2% to 29.8%. Telkom and its subsidiaries do not have policies in place setting quotas for the number of employees based on gender nor does it practice gender discrimination in the workplace. However, TelkomGroup has noted that based on the characteristics of the industry, more men are interested in working in the telecommunications sector than women.

The number of employees of Telkom and its subsidiaries, by gender, as of December 31, 2020, can be seen in the following table.

Telkom and Subsidiaries - Number of Employees by Gender as of December 31, 2018-2020

	2020				2019		2018
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Male	6,926	10,861	17,787	70.2	17,987	74.1	18,021	74.9
Female	2,819	4,742	7,561	29.8	6,285	25.9	6,050	25.1
Total	9,745	15,603	25,348	100.0	24,272	100.0	24,071	100.0

Furthermore, based on position, Telkom and its subsidiaries also do not differentiate by gender. All positions are open to both male and female employees. Employee placement depends on each employee’s ability and competence of as well as the results of their assessment. At this time, 25 women hold senior management positions in the TelkomGroup followed by 1,104 and 3,305 women in middle management and supervisory positions.

The following table provides an overview of the distribution of male and female employees working at Telkom and its subsidiaries in various positions as of December 31, 2020.

Number of Telkom and Subsidiary Employees Based on Position and Gender as of December 31, 2020

	Telkom			Subsidiary			Total
	Male	Female	Total	Male	Female	Total	Male	Female	Total
Senior Management	122	7	129	149	18	167	271	25	296
Middle Management	2,478	665	3,143	2,548	439	2,987	5,026	1,104	6,130
Supervisor	3,478	1,450	4,928	5,697	1,855	7,552	9,175	3,305	12,480
Others	848	697	1,545	2,467	2,430	4,897	3,315	3,127	6,442
Total	6,926	2,819	9,745	10,861	4,742	15,603	17,787	7,561	25,348

EQUAL OPPORTUNITIES IN COMPETENCY DEVELOPMENT

In line with its vision and mission, Telkom provides opportunities for all employees to improve their competence and creativity regardless of ethnicity, religion, race, class and gender. In developing employee competencies, Telkom and its subsidiaries ensure equal opportunities for each individual to participate in the designated education and training programs.

Throughout 2020, a total of Rp94,459 billion had been disbursed by TelkomGroup for its employee competency development, excluding scholarship funds. This is lower than the Rp127.4 billion competency development funds disbursed in 2019 as the pandemic forced a switch to online learning. A total of 15,128 employees participated in various training programs in 2020, while 1,917 employees took part in certification programs. The number of training participants in 2020 was higher than in 2019 due to the change to online learning, which meant that more employees could take part.

The following table presents data for the TelkomGroup’s competency development program for the last three years.

Competency Development for Telkom and Subsidiaries Employees 2018-2020

Competency Development Program	2020				2019		2018
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Training	11,190	3,938	15,128	88.7	12,775	87.7	15,282	91.5
Certification	1,814	103	1,917	11.2	1,784	12.2	1,340	8.0
Educationl Scholarship	20	0	20	0.1	16	0.1	72	0.4
Total	13,024	4,041	17,065	100.0	14,575	100.0	16,694	100.0

In practice, employee training organized by Telkom and its Subsidiaries are for the most part routine training programs and leadership development programs to obtain a certification. Training programs are open to all employees who meet requirements regardless of ethnicity, race, religion, and gender. Regular training programs consist of operational technical training as well as management training. Additionally, TelkomGroup also provides scholarships to employees as part of its employee development program.

SHAREHOLDERS COMPOSITION

Telkom's shareholder structure as of December 31, 2020 can be seen in the following diagram.

Telkom's shares consist of 1 Series A Dwiwarna share which is only owned by the Government of the Republic of Indonesia and 99,062,216,599 Series B shares (common stock). The issued and fully paid-up capital is 99,062,216,600 shares. The Government of the Republic of Indonesia has a total share ownership percentage of 52.09%, which makes it the main and controlling shareholder. The following is a table of Telkom's shareholder composition as of the end of 2020.

Composition of Shareholders Telkom on December 31, 2020

	Series A	Series B	%
	Dwiwarna	(Common Stock)
The Government of the Republic of Indonesia	1	51,602,353,559	52.09
Public		47,459,863,040	47.91
Total	1	99,062,216,599	100.0

The following is more detailed data and information regarding the composition of Telkom's shareholders as of December 31, 2020.

1.	Shareholders with More than 5% Ownership (Major/Controlling Shareholders)

Type of Share	Individual or Group Identity	Total Shares	%
Series A	The Government of the Republic of Indonesia	1	0
Series B	The Government of the Republic of Indonesia	51,602,353,559	52.09

2.	Ownership of Shares by Directors and Commissioners
On December 31, 2020 there are no Commissioner or Director which has more than 1.0% of Telkom shares.

	BOC and BOD	Total Shares	%
Board of Commisioners	–	–	–
Board of Directors	Ririek Adriansyah	1,156,955	<0.01
	Budi Setyawan Wijaya	275,000	<0.01
	Dian Rachmawan	120,222	<0.01
	Afriwandi	42,500	<0.01
	Herlan Wijanarko	42,500	<0.01
	Edi Witjara	32,500	<0.01
Total		1,669,677	<0.01

3.	Shareholders with Less than 5% Ownership
Telkom Shareholders with Individual Ownership Less than 5%, on December 31, 2020.

	Group	Total Shares	%

Foreign	Business/Institution	32,979,585,012	33.29
	Individual	38,918,500	0.04
Local	Business/Institution
	Pensions Funds	4,878,552,950	4.92
	Mutual Fund	3,522,211,883	3.56
	Insurance Company	3,146,793,160	3.18
	Limited Liability	355,271,522	0.36
	Others	112,869,550	0.11
	Individual	2,425,660,463	2.45
Total		47,459,863,040	47.91

4.

Percentage of Shares Owned Domestic and Foreign

As of December 31, 2020, as many as 191,972 shareholders (including the Government of the Republic of Indonesia), were registered as common shareholders. This includes 33,018,503,512 common shares owned by 2,237 shareholders abroad. Thus 33.33% of Telkom's shares are owned by foreign shareholders and the rest is controlled by domestic shareholders. On the same date there were 75 ADS shareholders who owned 38,393,803 ADSs (1 ADS is equivalent to 100 ordinary shares).

5.	List of 20 Largest Public Shareholders Here is a list of the 20 largest public shareholders until December 31, 2020.

No.	Institution	%
1.	DJS KETENAGAKERJAAN PROGRAM JHT	2.79
2.	GIC S/A GOVERNMENT OF SINGAPORE	2.58
3.	BNYM RE BNYMLB RE EMPLOYEES PROVIDENTFD	1.14
4.	JPMCB NA RE-VANGUARD TOTAL INTERNATIONAL	0.68
5.	RBC S/A VONTOBEL FUND - MTX SUITANABLE E	0.68
6.	JPMCB NA RE - VANGUARD EMERGING MARKETS	0.60
7.	GIC S/A MONETARY AUTHORITY OF SINGAPORE	0.53
8.	PT. PRUDENTIAL LIFE ASSURANCE - REF	0.53
9.	BNYM RE VIRTUS VONTOBEL EMERGING MARKETS	0.51
10.	PT AXA MANDIRI FINANCIAL SERVICES S/A MA	0.49
11.	DJS KETENAGAKERJAAN PROGRAM JP	0.44
12.	BNYMSANV RE BNYM RE PEOPLE'S BANK OF CHI	0.43
13.	RBC S/A COMGEST GROWTH PLC COMGEST GROWT	0.42
14.	PT. TASPEN	0.40
15.	SSB 2Q27 S/A ISHARES CORE MSCI EMERGING	0.39
16.	PT TASPEN (ASURANSI) - AFS	0.35
17.	HSBC BK PLC S/A THE PRUDENTIAL ASSURANCE	0.33
18.	RD SCHRODER D PRESTASI PLUS-908294000	0.32
19.	JPMBL SA UCITS CLT RE-NORDEA 1 SICAV	0.30
20.	HSBC BANK PLC S/A KUWAIT INVESTMENT AUTH	0.30

SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINT VENTURES

As of December 31, 2020, TelkomGroup has a total of 34 subsidiaries with direct and indirect ownership that are actively operating with with share ownership more than 50%. In addition, there are 10 unconsolidated (affiliated) subsidiaries. One of the subsidiaries, namely Telkomtelstra, has not consolidated its financial statements even though the indirect share ownership reaches 51%.

As of December 31, 2020, Telkom has consolidated its 2020 Financial Statements for all subsidiaries that are owned directly or indirectly, as follows:

SUBSIDIARIES WITH DIRECT OWNERSHIP

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Telekomunikasi Selular Jakarta, Indonesia	65%	Telecommunication - provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (GSM) technology	Operating	103,652	Telkomsel Smart Office Telkom Landmark Tower 1st -20th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Dayamitra Telekomunikasi Jakarta, Indonesia	100%	Leasing telecommunication towers and other telecommunications services	Operating	25,368	Telkom Landmark Tower 25th-27th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Multimedia Nusantara Jakarta, Indonesia	100%	Network telecommunication services and multimedia	Operating	17,708	Telkom Landmark Tower 22nd & 41st floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Telekomunikasi Indonesia International Jakarta, Indonesia	100%	Telecommunication	Operating	12,187	Telkom Landmark Tower 16th-17th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Graha Sarana Duta Jakarta, Indonesia	100%	Leasing of offices and providing building management and maintenance services, civil consultant and developer	Operating	6,163	Graha Telkom Property, Jl, Kebon Sirih No, 10, Central Jakarta, 10110, Indonesia
PT Telkom Satelit Indonesia Jakarta, Indonesia	100%	Telecommunication-provide satellite communication system, services and facilities	Operating	4,484	Telkom Landmark Tower 21st floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Telkom Akses Jakarta, Indonesia	100%	Construction, service and trade in the field of telecommunication	Operating	4,154	Telkom Building, West Jakarta, Jl, S, Parman Kav, 8 West Jakarta, 11440, Indonesia
PT PINS Indonesia Jakarta, Indonesia	100%	Telecommunication construction and services	Operating	1,868	Telkom Landmark Tower 42nd floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Metra-Net Jakarta, Indonesia	100%	Multimedia portal service	Operating	1,320	Mulia Business Park, J Building, Jl, Letjen MT Haryono Kav, 58 – 60 Pancoran, Jakarta, 12780, Indonesia
PT Infrastruktur Telekomunikasi Indonesia Jakarta, Indonesia	100%	Construction, service and trade in the field of telecommunication	Operating	1,074	Telkom Landmark Tower 19th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Napsindo Primatel Internasional Jakarta, Indonesia	60%	Telecommunication – provides Network Access Point (NAP), Voice Over Data (VOD) and other related services	Ceased operations on January 13, 2006	5	-

SUBSIDIARIES WITH INDIRECT OWNERSHIP

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Sigma Cipta Caraka Tangerang, Indonesia	100%	Information technology service-system implementation and integration service, outsourcing and software license maintenance	Operating	6,031	Telkom Landmark Tower 23rd floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Metra Digital Investama Jakarta, Indonesia	100%	Trading and/or providing services related to information and technology, multimedia, entertainment and investment	Operating	3,461	Telkom Landmark Tower 21st floor, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
Telekomunikasi Indonesia International Pte, Ltd, Singapore	100%	Telecommunication	Operating	3,320	Maritime Square, #09-63 Harbour Front Centre, 099253, Singapore
Telekomunikasi Indonesia International Ltd, Hong Kong	100%	Telecommunication	Operating	2,652	Suite 905, 9/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong
PT Infomedia Nusantara Jakarta, Indonesia	100%	Data and information service-provide telecommunication information service and other information services in the form of print and electronic media and call center service	Operating	2,390	PT Infomedia Nusantara Head Office, Jl, RS, Fatmawati 77-81 Jakarta, 12150, Indonesia
PT Telkom Landmark Tower Jakarta, Indonesia	55%	Service for property development and management	Operating	2,204	Telkom Landmark Tower, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Finnet Indonesia Jakarta, Indonesia	60%	Information technology services	Operating	1,371	Telkom Landmark Tower 18th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52, Jakarta 12710, Indonesia
PT Metra Digital Media Jakarta, Indonesia	100%	Directory information services	Operating	1,115	Telkom Landmark Tower 18th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Melon Indonesia Jakarta, Indonesia	100%	Digital content exchange hub services	Operating	848	Telkom Landmark Tower 45th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Persada Sokka Tama, Jakarta, Indonesia	95%	Providing telecommunication network infrastructure	Operating	824	Graha Persada 2 1st floor, Jalan Kyai Haji Noor Alie No, 89, Kalimalang, Kota Bekasi, Jawa Barat 17148, Indonesia
Telekomunikasi Indonesia International S,A, Dili, Timor Leste	100%	Telecommunication	Operating	719	Timor Plaza 4th Floor, Rua Presidente Nicolao Lobato, Comoro, Dili Timor Leste
TS Global Network Sdn, Bhd, Petaling Jaya, Malaysia	70%	Satellite service	Operating	669	Teknorat ½ street, Cyber 3, 6300 Cyberjaya, Selangor Darul Ehsan, Malaysia
PT Telkomsel Mitra Inovasi Jakarta, Indonesia	100%	Business management consulting and capital venture services	Operating	594	Telkomsel Smart Office 8th Floor, Jl Gatot Subroto Kav 52 RT 6/RW 1, Kuningan, Mampang Prapatan, Jakarta Selatan 1270 Indonesia

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Swadharma Sarana Informatika Jakarta, Indonesia	51%	Cash Replenishment services and ATM maintenance	Operating	577	St Arteri JORR, No, 70, Jati Melati, Pondok Melati, Bekasi, Indonesia,
PT Administrasi Medika Jakarta, Indonesia	100%	Health insurance administration services	Operating	480	STO Telkom Gambir C Building 3rd floor, Jl, Medan Merdeka Selatan No, 12, Central Jakarta, 10110, Indonesia
PT Nusantara Sukses Investasi Jakarta, Indonesia	100%	Service and trading	Operating	316	Multimedia Tower, Annex Building 2nd floor, Jl, Kebon Sirih No, 10-12, Central Jakarta, Indonesia
PT Graha Yasa Selaras Jakarta, Indonesia	51%	Tourism service	Operating	289	Jl, Cimanuk No, 33 Bandung, Indonesia
PT Metraplasa Jakarta, Indonesia	60%	Network & e-commerce services	Operating	260	Mulia Business Park, J Building, Jl, Letjen MT Haryono Kav, 58 – 60 Pancoran, Jakarta 12780, Indonesia
PT Nutech Integrasi Jakarta, Indonesia	60%	System integrator	Operating	137	Jl, Tanjung Barat Raya, No, 17, Pasar Minggu, South Jakarta, 12510, Indonesia
Telekomunikasi Indonesia International Inc., Los Angeles, USA	100%	Telecommunication	Operating	115	800 Wilshire Boulevard, Suite 620 Los Angeles, California 90017, USA
Telekomunikasi Indonesia International Australia Pty, Ltd., Sydney, Australia	100%	Telecommunication	Operating	88	Level 4, 241 Commonwealth Street Surry Hills NSW 2010, Australia
Telekomunikasi Indonesia International (Malaysia) Sdn, Bhd, Kuala Lumpur, Malaysia	70%	Telecommunication	Operating	39	Suite 7-3, Level 7, Wisma UOA II No, 21, Jalan Pinang, KLCC, 50450, Kuala Lumpur, Malaysia,
PT Satelit Multimedia Indonesia Jakarta, Indonesia	100%	Satellite service	Operating	14	Telkom Landmark Tower 41st floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia

CHRONOLOGY OF STOCKS REGISTRATION

Since November 14, 1995, Telkom shares have been listed and traded in Indonesia Stock Exchange (IDX) and New York Stock Exchange (NYSE) with tickers of TLKM and TLK.

Date	Corporate Actions	Composition of Share Ownership
		Government of Republic of Indonesia	Public
13/11/1995	Pre Initial Public Offering	8,400,000,000	-
	Sale of Shares Held By Government	(933,334,000)	933,334,000
	Telkom Right Issue	-	933,333,000
	Composition of Share Ownership	7,466,666,000	1,866,667,000
11/12/1996	Government Shares Block Sale	(388,000,000)	388,000,000
	Composition of Share Ownership	7,078,666,000	2,254,667,000
15/05/1997	Government Distributes Incentive Shares to All Public Shareholders	(2,670,300)	2,670,300
	Composition of Share Ownership	7,075,995,700	2,257,337,300
07/05/1999	Government Shares Block Sale	(898,000,000)	898,000,000
	Composition of Share Ownership	6,177,995,700	3,155,337,300
02/08/1999	Distribution of Shares Bonus (Issuance) (Each 50 Shares Gets 4 Shares)	494,239,656	252,426,984
	Composition of Share Ownership	6,672,235,356	3,407,764,284
07/12/2001	Government Shares Block Sale	(1,200,000,000)	1,200,000,000
	Composition of Share Ownership	5,472,235,356	4,607,764,284
16/07/2002	Government Shares Block Sale	(312,000,000)	312,000,000
	Composition of Share Ownership	5,160,235,356	4,919,764,284
01/10/2004	Stock Split with Ratio 1:2	10,320,470,712	9,839,528,568
21/12/2005	Shares Buy Back Program (I)(1)	-	(211,290,500)
	Composition of Share Ownership	10,320,470,712	9,628,238,068
29/06/2007	Shares Buy Back Program (II)(2)	-	(215,000,000)
	Composition of Share Ownership	10,320,470,712	9,413,238,068
20/06/2008	Shares Buy Back Program (III)(3)	-	(64,284,000)
	Composition of Share Ownership	10,320,470,712	9,348,954,068
19/05/2011	Shares Buy Back Program (IV)(4)	-	(520,355,960)
	Composition of Share Ownership	10,320,470,712	8,828,598,108
14/06/2013	Transfer of Shares Buy Back Program III to Employees through ESOP Program	-	59,811,400
	Composition of Share Ownership	10,320,470,712	8,888,409,508
30/07/2013	Transfer of Shares Buy Back Program I through Private Placement	-	211,290,500
	Composition of Share Ownership	10,320,470,712	9,099,700,008
02/09/2013	Stock Split with Ratio 1:5	51,602,353,560	45,498,500,040
13/06/2014	Transfer of Shares Buy Back Program II through Private Placement	-	1,075,000,000
	Composition of Share Ownership	51,602,353,560	46,573,500,040
21/12/2015	Transfer of Remaining Shares Buy Back Program III through Private Placement	-	22,363,000
	Composition of Share Ownership	51,602,353,560	46,595,863,040
29/06/2016	Transfer of Remaining Shares Buy Back Program IV through Private Placement	-	864,000,000
	Composition of Share Ownership	51,602,353,560	47,459,863,040
2017	No corporate action	-	-
	Composition of Share Ownership	51,602,353,560	47,459,863,040

Date	Corporate Actions	Composition of Share Ownership
02/07/2018	Transfer of Treasury Stock throught Withdrawal by way of Capital Reduction	-	1,737,779,800
	Composition of Share Ownership	51,602,353,560	47,459,863,040
2019	No corporate action	-	-
	Composition of Share Ownership	51,602,353,560	47,459,863,040
2020	No corporate action	-	-
	Composition of Share Ownership	51,602,353,560	47,459,863,040

Remarks:

(1)	First shares buy back program began on December 21, 2005 (simultaneously with the EGMS when the program was approved) and ended in June 2007.
(2)	Second shares buy back program began on June 29, 2007 (simultaneously with the EGMS when the program was approved) and ended in June 2008.
(3)	Third shares buy back program began on June 20, 2008 (simultaneously with the EGMS when the program was approved) and ended in December 2009.
(4)	Fourth shares buy back program began on May 19, 2011 (simultaneously with the AGMS when the program was approved) and ended in November 2012.

CHRONOLOGY OF OTHER SECURITIES REGISTRATION

For the first time, Telkom issued bonds with a nominal value of Rp1,000 billion on July 16, 2002. The bonds have a term of 5 (five) years and are traded on the Surabaya Stock Exchange. On the maturity date, which is July 16, 2007, Telkom has fulfilled all obligations on the bonds payable.

Telkom's second bonds, consisting of Series A and Series B, were issued on June 25, 2010. The bonds traded on the Indonesia Stock Exchange (IDX) amounted to Rp1,005 billion respectively for Series A with a term of 5 (five) years and Rp1,995 billion for Series B with a tenor of 10 (ten) years. Telkom has fulfilled the obligations for the issuance of Bonds II Series A and B when due on July 6, 2015 and July 6, 2020.

Furthermore, on June 16, 2015 Telkom again issued Telkom’s sustainable bonds I Phase I. The bonds consist of bonds worth Rp2,200 billion for Series A with a maturity of 7 (seven) years, Rp2,100 billion for Series B with a term of 10. (ten) years, Rp1,200 billion for Series C with a maturity of 15 (fifteen) years, and Rp1,500 billion for Series D with a period of 30 (thirty) years. All of these bonds have been listed and traded on the Indonesia Stock Exchange. Based on the decision of Telkom's Second General Meeting of Shareholders in 2010, on September 26 2018, Telkom changed the Bond Trustee from PT Bank CIMB Niaga Tbk to PT Bank Tabungan Negara (Persero) Tbk until now.

Bond Name	Amount (Rp million)	Issuance Date	Maturity Date	Period (year)	Interest Rate	Underwriter	Trustee	Settlement Date
Telkom Bond I 2002	1,000,000	July 16, 2002	July 16, 2007	5	17.00%	PT Danareksa Sekuritas	PT BNI Tbk, PT BRI Tbk	July 16, 2007
Telkom Bond II 2010 Series A	1,005,000	June 25, 2010	July 6, 2015	5	9.60%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank CIMB Niaga Tbk	July 6, 2015
Telkom Bond II 2010 Series B	1,995,000	June 25, 2010	July 6, 2020	10	10.20%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	July 6, 2020
Telkom Shelf Registered Bond I 2015 Series A	2,200,000	June 23, 2015(1)	June 23, 2022	7	9.93%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas Indonesia (Tbk).	PT Bank Permata Tbk	-
Telkom Shelf Registered Bond I 2015 Series B	2,100,000	June 23, 2015(1)	June 23, 2025	10	10.25%
Telkom Shelf Registered Bond I 2015 Series C	1,200,000	June 23, 2015(1)	June 23, 2030	15	10.60%
Telkom Shelf Registered Bond I 2015 Series D	1,500,000	June 23, 2015(1)	June 23, 2045	30	11.00%

Remark:

1)	Telkom Shelf Registered Bonds 1 Telkom 2015 Series A was issued June 16, 2015 but the official sale transaction was on June 23, 2015

On September 4, 2018, Telkom has issued Telkom's Medium Term Notes I in 2018. The notes have a principal value of Rp758,000,000,000 (seven hundred and fifty-eight billion Rupiah). In addition, Telkom issued Telkom's 2018 Sharia Ijarah I Medium Term Notes with the remaining ijarah reward of Rp742,000,000,000 (seven hundred and forty-two billion Rupiah). The two notes were each published in three series. Telkom appointed PT Bank Tabungan Negara (Persero) Tbk as Monitoring Agent. In 2020, Telkom has paid Telkom’s 2018 MTN I series B and MTN Telkom’s 2018 Syariah Ijarah I series B which were due on September 4, 2020.

Medium Term Notes	Currency Principal (Rp million)	Issuance Date	Maturity Date	Term (Year)	Interest Rate per Annum (%) / Installment Payment per Year (Rp million)	Arranger	Monitoring Agent	Settlement Date
Telkom’s 2018 MTN I A Series	262,000	September 4, 2018	September 14, 2019	1	7.25%	PT Bahana Sekuritas, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	September 14, 2019
Telkom’s 2018 MTN I B Series	200,000	September 4, 2018	September 4, 2020	2	8.00%			September 4, 2020
Telkom’s 2018 MTN I C Series	296,000	September 4, 2018	September 4, 2021	3	8.35%
Telkom’s 2018 MTN Syariah Ijarah I A Series	264,000	September 4, 2018	September 14, 2019	2	Rp19,000			September 14, 2019
Telkom’s 2018 MTN Syariah Ijarah I B Series	296,000	September 4, 2018	September 4, 2020	2	Rp24,000			September 4, 2020
Telkom’s 2018 MTN Syariah Ijarah I C Series	182,000	September 4, 2018	September 4, 2021	2	Rp15,000

NAME AND ADDRESS OF INSTITUTIONS AND/OR SUPPORTING CAPITAL MARKET PROFESSION

.5
	Supporting Capital Market Profession	Address	Service		2020 Fee	Assignment Period
External Auditor/ Public Accountant	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited).	Bursa Efek Indonesia Building, 2nd Tower, 7th floor Jl. Jend. Sudirman Kav. 52-53 Jakarta - 12190	●	Conducting integrated audit of consolidated financial statements in accordance with Indonesian Financial Accounting Standards (“IFAS”) and International Financial Reporting Standards ("IFRS")	Rp65.4 billion	2020 2019 2018 2017 2016 2015* 2014 2013 2012
			●	Auditing the fund use of Partnership and Community Development Program.
●

To perform an audit and report on, based on Standards on Auditing of State Finance (“SPKN”) established by the Audit Board of the Republic of Indonesia (“BPK”), the Company’s compliance with the applicable laws and regulations and internal controls (PSA 62 Audit).

			●	Agreed Upon Procedures Services on the Activity Report of Implementation of Prudent Principles (KPPK Report).
			●	Agreed upon Procedures services engagement on the measurement and assessment of achievement of Key Performance Index (KPI).
Securities Administration Bureau	PT Datindo Entrycom	Wisma Sudirman Jl. Jend. Sudirman Kav. 34-35 Jakarta - 10220	Acting as a depository institution (Custodian) of Telkom’s common stock traded on the Indonesia Stock Exchange.		Rp136 million	Since 1995
Trustee	PT Bank Tabungan Negara (Persero) Tbk.	Bank BTN Tower Jl. Gajah Mada No. 1 Jakarta 10130	Representing the interests of bond holders with the Company for Bond II Telkom.		Rp75 million	Since September 2018
			Representing the interests of bond holders with the Company for MTN & Sukuk Ijarah I Telkom 2018.		Rp75 million
	PT Bank Permata Tbk.	WTC II Building 28th floor Jl. Jend Sudirman Kav. 29-31 Jakarta 12920	Representing the interests of Bond holders with the Company for Telkom Shelf Registered Bond I.		Rp75 million	Since 2015
Central Custodian	PT Kustodian Sentral Efek Indonesia	Bursa Efek Indonesia Building, Tower 1, 5th floor Jl. Jend. Sudirman Kav. 52-53 Jakarta - 12190	●	Providing a central depository and settlement of stock transactions on the Indonesia Stock Exchange.	Rp125 million	Since 1995
			●	Storage services and settlement of securities transactions, distribution of corporate action results.

.5
	Supporting Capital Market Profession	Address	Service	2020 Fee	Assignment Period
Rating Agency	PT Pemeringkat Efek Indonesia	Equity Tower, 30th floor Sudirman Central Business District Lot. 9 Jl. Jenderal Sudirman Kav. 52-53 Jakarta 12190	Providing rating on credit risk of Telkom bond issuance.	Rp175 million	Since 2012
	Moody’s	Moody’s Investors Service Singapore Pte. Ltd, 50 Raffles Place #23-06, Singapore Land Tower, Singapore - 048623	Provides ratings on Telkom credit risk.	US$74,500	Since 2018
	Fitch	Fitch (Hong Kong) Limited 19/F Man Yee Building 68 Des Voeux Road Central, Hong Kong + 852 2263 9963	Provides ratings on Telkom credit risk.	US$65,000	Since 2018
ADS Custodian Bank	The Bank of New York Mellon Corporation	Corporate Headquarters 240 Greenwich Street New York, NY 10286 USA +1 212 495 1784	Acting as a depository institution (Custodian) of ADS shares traded on the NYSE.	US$68,750	Since 1995
Legal Counsel	Baker & McKenzie. Wong & Leow	8 Marina Boulevard #05-01 Marina Bay Financial Centre Tower 1 Singapore 018981	Acting as US capital market legal counsel	US$225,000	Since 2013
	Hadiputranto, Hadinoto & Partners	Pacific Century Place, Level 35 Sudirman Central Business District Lot. 10 Jl. Jend. Sudirman Kav. 52-53 Jakarta 12190	Acting as capital market legal counsel		Since 1995
Notary	Notaries/PPAT Ashoya Ratam, SH, MKn	Jl. Suryo No. 54, Kebayoran Baru, Jakarta 12180	Acting as notary	Rp46.5 million	Since 2012

Remark:

*	In 2015, Public Accounting Firm Purwantono, Suherman & Surja has changed into Public Accounting Firm Purwantono, Suherman & Surja due to the changes on composition of Partners.

In the past five years, Telkom has conducted an audit of the Consolidated Financial Statements. The incurred fees for other service would never exceed the fees for audit services. The following details the fees of public accountants for the last five years:

No.	Audited Financial Year	Public Accounting Firm	Certified Public Accountant	Fee (Rp million)
				Auditing Service	Other Service	Total
1	2020	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Handri Tjendra	63,461	1,925	65,386
2	2019	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Handri Tjendra	57,070	2,055	59,125
3	2018	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	David Sungkoro	51,826	2,819	54,645
4	2017	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	David Sungkoro	41,618	2,042	43,660
5	2016	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Feniwati Chendana	36,655	1,405	38,060

MANAGEMENT DISCUSSION AND ANALYSIS

87	Business Environment Overview 2020
91	Operational Overview by Business Segment
107	Marketing Overview
121	Comprehensive Financial Performance
134	Solvency
135	Capital Structure and the Management Policies for Capital Structure
137	Realization of Capital Expenditure
138	Material Commitment for Capital Expenditure
139	Receivables Collectability
140	Material Information and Fact After Accountant Reporting Date
141	Business Prospects and Sustainability of The Company
143	Comparison of Initial Year Target and Realization
144	Target or Projections for the Following Year
145	Dividend
146	Realization of Public Offering Fund
147	Material Information regarding Transaction with Conflict of Interest, Transaction with Affiliated Parties, Investment, Divestment and Acquisition
148	Changes in Regulation
149	Changes in Accounting Policy

BUSINESS ENVIRONMENT OVERVIEW 2020

GLOBAL ECONOMY AND INDONESIA

The outbreak of the COVID-19 pandemic in 2020 impacted the performance of various industrial sectors around the world. Following the stipulation of COVID-19 as a global pandemic, uncertainty has increased so that investors have tended to withdraw their funds from financial markets in several developing countries. Investors then divert it to other assets that are considered safe, such as gold. The trade war between America and China that continued until 2020 also impacted the economic downturn in several countries including Indonesia, particularly in export performance.

Based on the Indonesian Central Statistics Agency, the COVID-19 pandemic affected Indonesia's Gross Domestic Product (GDP), which contracted 2.07% throughout 2020. In terms of Business Fields or Lapangan Usaha (LU), growth contraction occurred in almost all LUs, except for those in particular related to anticipation and measures to overcome COVID-19 and natural resources. LU for Information and Communication continues to grow in line with the increasing broadband services need for homes and the digital technology use to support the implementation of work from home (WFH) and school from home (SFH). In 2020, LU for Information and Communication experienced a growth of 10.58%.

Furthermore, from the point of view of the main macro indicators, the Rupiah exchange rate to the USD in 2020 has fluctuated slightly. The Bank Indonesia transaction rate was Rp13,895 per USD on January 2, 2020, and the exchange rate on December 31, 2020, was closed slightly lower at a value of Rp14,105. The Bank Indonesia benchmark interest rate (BI 7-day Repo Rate) decreased in January 2020 by 5% to 3.75% in December 2020. Compared to the previous year, all countries experienced a significant economic slowdown. The international rating agency Fitch Rating maintains Indonesia's Sovereign Credit Rating at BBB (investment grade) with a stable outlook on August 10, 2020. Then, Standard & Poor's gave a BBB (Negative) rating on April 17, 2020.

From a political perspective, the Regional Election (Pilkada) in December 2020 was successfully carried out smoothly, safely, and peacefully with the applicable health protocol. It gives confidence to the investors and business people to rebuild and realize the delayed business plans due to the Large-Scale Social Restrictions (PSBB) implementation.

INDONESIA’S TELECOMMUNICATION INDUSTRY

Nowadays, the Indonesian telecommunications industry grow rapidly, driven by the increase of fixed and mobile broadband subscribers. The shift from legacy services to data services, which is supported by the availability of smartphones at affordable prices, has attracted the youth segment to contribute to this growth. The increasing number of broadband subscribers has made data service prices more affordable and significantly reduced the SMS and voice services demand. On the other hand, data services keep improving and become inseparable from people's economic activities.

In 2020, there were an increase in demand for fixed broadband services in some large, medium, and small cities. The geographical challenges did not lessen the Company's interest to keep improving fixed broadband services by developing investment in fiber-optic networks. The national fixed broadband market condition currently is still dominated by several companies because it requires a high cost and takes a long time to build a fiber-optic network.

In the Mobile segment, there is still intense operator competition. Various promotions were carried out, such as offering bonus data to attract new customers and retain existing customers.  The more easily accessed promo information has made the competition between the telecommunications industry even tighter. Despite pressure from OTT services in 2020, the cellular industry in Indonesia, which refers to the three largest cellular operators, increased by 0.6 million subscribers instead.

The SIM card penetration in the Indonesian cellular industry is high over 100%, based on internal calculations and available public data, which makes limited growth room. The subscribers of the three largest cellular operators in Indonesia are Telkomsel, Indosat, and XL Axiata contributed more than 80% of the market share as of December 31, 2020. Telkomsel remains the largest cellular provider in Indonesia with 169.5 million subscribers, decreased by around 0.9% with a market share of around 58.9%.

Data consumption in the Mobile segment still increases and encourages Company revenue from data services in the current digitalization era. It is in line with the data traffic volume increase from data communication services, streaming video, games, content, applications, and the increasing devices connected to the network. On the other hand, capital expenditure also should increase the capacity to support the data services growth.

The Government by the Ministry of Communication and Information has announced the new spectrum allocation plan for telecommunications operators including to facilitate the new technology development of 5G. The analog to digital TV migration, which expects to complete at the latest by 2022, will provide a digital dividend of 112 MHz in 700 MHz frequency suitable for 5G services. In line with the Government's initiative, the Company continues to invest in the construction of BTS, core network, and towers, both macro and micro towers, to meet the growing needs for mobile data services. The measures to increase capacity, expand the 4G services coverage, and initiate a precise and measurable 5G services development strategy expected to increase subscribers' satisfaction with the digital service experience.

Throughout 2020, there was a demand increase for fixed broadband services in some capital, medium, and small cities. It is mainly due to increased consumption driven by the home broadband need since the COVID-19 pandemic and work from home (WFH) and learn from home (LFH) activities. Geographical conditions, especially in the suburban and rural area, is a challenge for fixed broadband services improvement through the development of fiber optic networks. The current national fixed broadband market is still dominated by several companies, due to the high investment cost for the deployment of fiber optic network infrastructure. As of December 31, 2020, Telkom had more than 8 million fixed broadband subscribers, even though the penetration of fixed broadband services is still relatively low in Indonesia. Operators offer pay-TV, TV on-demand bundles, and other value-added service packages, such as home security and smart home to attract new customers. On the other hand, the Enterprise segment was under pressure during the COVID-19 pandemic. It is in line with declining economic conditions so that companies or businesses tighten the budgets or postpone spending to survive the recession period.

COMPETITION IN THE TELECOMMUNICATIONS INDUSTRY

The rise of the digital economy has penetrated across the socio-economic spectrum. It is found by the Indonesian people, especially in the many changes in market behavior in economic activities. The pace of change continues to increase and accelerates in 2020 due to the COVID-19 pandemic. To anticipate competition, TelkomGroup continues to provide various products and services according to customer needs, such as cellular services, fixed broadband, and fixed voice, enterprise, interconnection, and satellite services.

Mobile Business

As of December 31, 2020, Telkomsel remains the most cellular provider in Indonesia with 169.5 million subscribers and a market share of approximately 58.9% of the total subscribers. Furthermore, the next position of the largest providers is Indosat and XL Axiata based on the internal analysis. Then, it follows by several other operators that also provide cellular services in Indonesia, such as Hutchison under the Tri brand and Sinar Mas Group under the Fren brand.

As of the end of December 2020, SIM card penetration growth in the cellular industry was above 100%, with a total of 356.6 million subscribers, increased by 4.6% from 341.1 million subscribers as of December 31, 2019. Data traffic shows significant growth, while service traffic continues to decline due to lower voice usage. This declining trend continued in 2020 and is predicted to continue for the next few years due to the increase in smartphones that replaced traditional voice and SMS services with Over The Top services.

Fixed Voice & Broadband Business (Fixed Business)

In the fixed broadband industry, TelkomGroup has several main competitors of PT Supra Primatama Nusantara ("BizNet Networks"), PT MNC Kabel Mediacom ("MNC Vision"), and PT Eka Mas Republik (an affiliate of Smartfren Telecom, which operates under the brand "MyRepublic"). These brands have different target markets, such as MNC Vision and MyRepublic have well-established household target markets in the Jabodetabek area. Then, BizNet has a target market in the corporate and business segments in Java and Bali.

With its infrastructure, TelkomGroup is still superior in terms of coverage throughout Indonesia. During the last three years, TelkomGroup has been trying to migrate DSL technology to fiber-based broadband to improve service quality and expand digital services. The presence of newcomers since 2019, namely a subsidiary of the state-owned electricity company PT Perusahaan Listrik Negara (PLN) with the ICON+ brand and the State Gas Company (PGN) with the Gasnet brand, has increasingly enlivened the competition in the commercial internet and TV services. These competitors receive strong support from their parent Company in their distribution network that certainly will strengthen their position.

Data Center

TelkomGroup is committed to providing the best service to customers in Indonesia and Southeast Asia with the availability of data centers supported by submarine cable networks and a comprehensive co-location service designed to be flexible, modular, seamless, and scalable. Telkom's subsidiary, Telin, competes in the international market with other major data center providers such as Equinix, Global Switch, SGX, and Epsilon in Singapore. In Hong Kong, Telin competes with SUNeVision, Equinix, OneAsia Network, HKCOLO, and HK Exchange and Clearing. Several competing companies, including DCI Indonesia, Indosat Ooredoo, Moratelindo, IDC Indonesia, NTT Communication, Global Axcess System, Biznet, Centrin Online, Cyber TechTonic Pratama, and Jup1terDC have also established data centers in Indonesia.

International Traffic and Interconnection Business

For traditional IDD (non-VoIP) international traffic business, in Indonesia, there are only Telkom and Indosat. However, the existence of OTT or digital communication services such as Line, Whatsapp, and Skype create a tighter competition because the VoIP services can open international access. It caused a decrease in Telkom's revenue contribution from traditional IDD (non-VoIP) international traffic.

With the intense competition in the COVID-19 pandemic, TelkomGroup prefers to provide a platform for OTT services. Thus, TelkomGroup can increase broadband usage with a digital hub and Content Delivery Network (CDN) that can generate revenue and profit for the Company.

Network and Satellite Infrastructure Business

In the infrastructure business, especially towers, Telkom has several main competitors, including Tower Bersama Infrastructure, Tunas Pratama Solution, PT Profesional Telekomunikasi Indonesia, and telecommunication operators Indosat and XL Axiata. Telkom's subsidiaries that run tower businesses are Mitratel and Telkomsel. The construction of new towers or co-location by leasing towers by cellular operators is one of the strategies applied to this business line.

The market share of TelkomGroup customers spread across the Asia Pacific region, especially in Southeast Asia, which has an archipelagic geographical condition, requires satellites as telecommunications and broadcasting infrastructure. These satellite service capabilities include broadband backhaul, cellular backhaul, TV on demand, enterprise network, video distribution, military and government networks, DTH television, aviation communications, and disaster recovery.

In satellite business management, TelkomGroup competes with other operators which already have satellites and operators, and in the process of satellite development in Southeast Asia and South Asia. Some of the Telkom satellites include the Telkom-3S Satellite operates in the 118 E orbital slot, the Telkom-2 Satellite in the 157 E orbital slot, and the Merah Putih Satellite in the 108E orbital slot.

OPERATIONAL OVERVIEW BY BUSINESS SEGMENT

MOBILE	•

Providing high mobility for TelkomGroup customers by utilizing mobile voice services, SMS, mobile data services, and mobile digital services, which is the largest cellular network operator in Indonesia with national coverage that reaches more than 90% population and is supported by 231,172 total BTS.

CONSUMER	•	Providing the best connectivity for customers by utilizing high-speed internet, namely fixed voice, fixed broadband, IP-TV, and digital
	•	As of December 31, 2020, it had 8.0 million IndiHome subscribers, increased by 14.5% from the previous year.
ENTERPRISE	•

Provides enterprise connectivity, satellite, and digital platform system services for corporate, institutional and business customers. Market leaders who have served clients of 1,703 companies, 339,182 SMEs and 935 Government institutions as of the end of 2020

WHOLESALE & INTERNATIONAL BUSINESS	•	Provides wholesale telecommunication carrier services, tower, infrastructure & network management services as well as international business.
	•	Services in 10 countries with 1 headquarter in Indonesia and 9 global offices of Telin operating overseas.
OTHERS	•	Provides various services related to digital payment solutions, big data & smart platforms, digital advertising, music, gaming, and e-commerce.
	•	Operate venture capital funds through MDI to invest in digital startups.

PT Graha Sarana Duta (Telkom Property) performs asset leverage and increase the income with the services of property developer, leasing, facility, and management.

SEGMENT PERFORMANCE HIGHLIGHTS

In 2020, COVID-19 restricted the business dynamic and suppressed the global economy. On the other hand, the activity restriction stimulated the digitalization growth. Work from home and online school policy promoted telecommunication demand specifically for broadband service.

Financial performance in 2020 was negatively affected by the stagnant economic activities. The enterprise segment was the most pressured segment by the pandemic. However, it positively impacted TelkomGroup’s financial performance by the digital service and connectivity demand from personal and residential customers.

The highest contribution of Telkom and its subsidiaries' revenue in 2020 was still from the Mobile segment of 61.5% or Rp83,720 billion. The second highest contribution was from Consumer segment of 15.4% or Rp20,957 billion, followed by the Enterprise segment of 13.0% or Rp17,729 billion, and Wholesale segment of 9.9% or Rp13,501 billion. Other segment gave the lowest contribution of Rp219 billion or 0.2% from the aggregate revenue of Telkom and its subsidiaries.

Telkom's Results of Operation by Segment	Growth	Years ended December 31,
	2020-2019	2020		2019	2018
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Mobile
Revenues
External revenues	(4.8)	83,720	5,959	87,897	85,338
Inter-segment revenues	4.2	3,297	235	3,163	3,880
Total segment revenues	(4.4)	87,017	6,194	91,060	89,218
Total segment expenses	(4.9)	(54,051)	(3,847)	(56,864)	(55,449)
Segment results	(3.6)	32,966	2,347	34,196	33,769
Consumer
Revenues
External revenues	18.4	20,957	1,492	17,706	13,891
Inter-segment revenues	46.1	1,148	82	786	2,290
Total segment revenues	19.5	22,105	1,574	18,492	16,181
Total segment expenses	10.3	(17,544)	(1,249)	(15,904)	(15,531)
Segment results	76.2	4,561	325	2,588	650
Enterprise
Revenues
External revenues	(5.2)	17,729	1,262	18,701	21,054
Inter-segment revenues	10.4	18,591	1,323	16,834	17,995
Total segment revenues	2.2	36,320	2,585	35,535	39,049
Total segment expenses	0.3	(36,864)	(2,624)	(36,768)	(37,833)
Segment results	55.9	(544)	(39)	(1,233)	1,216
WIB
Revenues
External revenues	27.3	13,501	961	10,609	10,084
Inter-segment revenues	(0.8)	16,139	1,149	16,265	16,678
Total segment revenues	10.3	29,640	2,110	26,874	26,762
Total segment expenses	9.6	(23,143)	(1,647)	(21,111)	(20,634)
Segment results	12.7	6,497	463	5,763	6,128
Other
Revenues
External Revenues	11.2	219	16	197	130
Inter-segment revenues	20.2	1,550	110	1,289	886
Total segment revenues	19.0	1,769	126	1,486	1,016
Total segment expenses	7.5	(1,662)	(118)	(1,546)	(1,073)
Segment results	278.3	107	8	(60)	(57)

OPERATIONAL HIGHLIGHT

From the operational side, TelkomGroup experienced negative growth in cellular subscribers from 171.1 million subscribers in 2019 to 169.5 million subscribers in 2020. Broadband subscribers grew positively from 117.3 million subscribers in 2019 to 123.9 million subscribers at the end of the reporting period. On the other hand, fixed-line subscribers experienced a decline from 9.3 million subscribers to 9.1 million subscribers. The decline in fixed-line subscribers indicates a change in market behavior towards broadband digital connectivity that accelerated during the COVID-19 pandemic.

Amid the pandemic that occurred during 2020, TelkomGroup still developed infrastructure. There was the addition of BTS, towers, and fiber optic backbone network for the domestic market. TelkomGroup also added access points to provide Wi-Fi services that are accessible to the public. Regarding customer service, TelkomGroup reduced the PlasaTelkom and GraPARI networks to empower our digital touchpoint services further.

	Unit	Year Ended on December, 31
		2020	2019	2018
SUBSCRIBERS
Cellular Subscribers	(000) subscribers	169,542	171,105	162,987
Postpaid (kartuHalo)	(000) subscribers	6,496	6,376	5,400
Prepaid (simPATI, Kartu As, Loop, by.U)	(000) subscribers	163,046	164,729	157,587
Broadband Subscribers	(000) subscribers	123,954	117,256	113,813
Fixed broadband IndiHome 1)	(000) subscribers	8,016	7,003	5,104
Mobile broadband 2)	(000) subscribers	115,938	110,253	106,553
Fixed Line Subscribers	(000) subscribers	9,119	9,369	11,111
Fixed wireline (POTS)	(000) subscribers	9,119	9,369	11,111
INFRASTRUCTURE
Satellite Capacity	TPE	133	133	133
Point of Presence	PoP	117	119	118
Domestic	PoP	59	56	46
International	PoP	58	63	72
BTS	unit	231,172	212,235	189,081
BTS 2G	unit	50,252	50,297	50,310
BTS 3G	unit	73,397	82,104	82,118
BTS 4G	unit	107,523	79,834	56,653
Tower	unit	35,822	33,892	30,485
Fiber Optic Backbone Network	km	167.935	164,769	161,652
Domestic	km	103.235	100,069	96,952
International	km	64.700	64,700	64,700
Wi-Fi Services	access point	386,856	386,420	382,361
CUSTOMER SERVICE
PlasaTelkom 3)	location	383	408	422
GraPARI TelkomGroup	location	9	9	7
Plasa Telkom Digital	location	16	11	10
GraPARI	location	422	427	440
International	location	19	5	11
Domestic	location	403	422	429
GraPARI Mobile	unit	365	324	761
IndiHome Sales Car	unit	896	1,078	1,142
EMPLOYEES	people	25,348	24,272	24,071

Remarks:

1)

Fixed broadband IndiHome is a product that allows customers to choose one or more of Consumer segment portfolio such as fixed voice, fixed broadband services, and IPTV including consumer digital services

2)	Mobile broadband includes Flash user, Blackberry user, PAYU, and Home LTE.
3)	PlasaTelkom outlet is a face-to-face customer service points consists of GraPARI TelkomGroup, Plasa Telkom Digital and, other Plasa across Indonesia.

MOBILE SEGMENT

Data traffic 2020 increased by 43.8% to 9.7 million TB	231K total BTS with 180.9K 3G/4G BTS, increased 18.9K BTS.

During the reporting period, TelkomGroup remains to transform in the Mobile segment. One of Telkom’s priorities is the initiative for building a decent synergy with the internal or external party. Moreover, TelkomGroup also remains widening its digital business opportunity on this segment supported by 5G technology development in the future.

TelkomGroup has varied portfolio of its products and services in the Mobile segment consisting of mobile voice and SMS, mobile data services, and mobile digital services. Specifically for cellular services, TelkomGroup through its subsidiary Telkomsel currently carries GSM, 3G, and 4G/LTE technology. The following are various products and services available to the public offered by Telkomsel:

1.	simPATI, is a prepaid product and service for middle-class users that provides high-quality telecommunications services through the innovative and attractive service packages and promotions.
2.	Kartu As, is a prepaid product and service for subscribers who look for affordable price with varied excellences.
3.	Loop, is a prepaid product and service for young users with a variety of attractive data and digital service options that are tailored to the needs of today's young generation.
4.

By.U, is an end-to-end digital prepaid product and service for all telecommunications needs for Gen Z segment users who carry out their daily lives with a digital lifestyle. An end-to-end digital experience that is presented through the digital by.U application that is installed on a smartphone covers the entire process of using services, ranging from the selection of delivery options, by.U telephone numbers, internet quota, additional quota (topping) to payment.

5.	kartuHalo, is a postpaid cellular telecommunications product and service for premium, professional, and corporate users. kartuHalo offers a variety of comprehensive package with exclusive excellences.

As of December 31, 2020, TelkomGroup successfully achieved the cellular basis of 169.5 million subscribers. It recorded 96.2% prepaid subscribers and 3.8% postpaid subscribers. During 2020, there was a decrease of prepaid subscribers from 164.7 million to 163.0 million subscribers, while postpaid subscribers increased from 6.4 million to 6.5 million subscribers. The decrease of prepaid subscribers was due to the lower people’s purchasing power of the COVID-19 pandemic with the ongoing competitiveness. Therefore, TelkomGroup made strategies to establish a strong foundation and increase more subscribers’ engagement supported by the reliable network capacity.

For mobile broadband service as the end of 2020, it recorded of 115.9 million subscribers, increased 5.7 million subscribers or 5.2% with the data traffic increase from 6.7 million TB in 2019 to 9.7 million TB in 2020. The increase was due to the subscriber’s engagement implementation by providing more add-on products with affordable price, specifically in the COVID-19 pandemic to increase the subscriber’s productivity. Besides the cellular connectivity service, we also launched Orbit in 2020, a fixed wireless access service with the 4G network, targeting the subscribers who do not have access to fiber infrastructure.

Furthermore, for digital mobile services, Telkomsel explores many opportunities in new digital initiatives to meet customer needs to complement network connectivity. Digital mobile services are enriched through the various initiatives of video, music, games, and fintech content which will ultimately enhance the digital customers' ecosystem. Telkomsel strengthens MAXstream's position in the video streaming industry with the addition of HBO Go and Disney+ to complement video content. Telkomsel provides the streaming service LangitMusik and Telkomsel Dunia Games for music and game enthusiast, which provides the end-to-end game ecosystem combining the media content, distribution, payment, e-sport, and game publishing. We have launched online games and started developing the game community to broaden the subscriber's experiences. In 2020, we launched the third game of Rise of Nowlin, the fourth game of Kolak Express 3, and the fifth game of Three Kingdoms: Quest of Infinity. Besides, TelkomGroup also provides electronic money service LinkAja managed by its subsidiaries of PT Fintek Karya Nusantara (Finarya). As the payment service, LinkAja has been collaborating with numerous partners such as taxi services, gas stations, food and beverages, and toll and tax payment.

To strengthen its future digital mobile service, Telkomsel made a strategic investment to PT Aplikasi Karya Anak Bangsa (Gojek) in November 2020. Telkomsel is confident the collaboration with Gojek would create better service and solutions to the community in developing the digital ecosystem. Telkomsel expects to create synergy for both parties by platform-apps integration, product diversification, increase the data traffic and revenue, widen the market share, and decrease the customer churn with this collaboration. Not only with external parties, but internal synergy also has been developed as the synergy of Telkomsel and IndiHome to complement the market gap.

To establish its position as the leader of networks provider Telkom added 18.9 thousand new BTS to support 4G/LTE services in many cities and acquired 18.3 million 4G/LTE new subscribers in 2020. Telkom had total of 107.5 thousand 4G BTS covered more than 90% area in Indonesia as of end December 2020.

The COVID-19 remains to inflict uncertainty impact that created economic slowdown and lower people’s purchasing power. In this situation, Telkomsel has supported the community by giving the community the optimal service and affordable price as a response to the COVID-19 crisis, including the supportive program of the Government subsidy data package for students and school teachers across Indonesia.

Mobile Segment Financial Performance

Even though it experienced a decline in 2020, Mobile segment revenue was still the main contributor of Rp83,720 billion or 61.5% of the TelkomGroup’s consolidated revenue. The performance of the Mobile segment for the past three years presents below:

Mobile Segment	2020-2019	2020		2019	2018
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	(4.8)	83,720	5,959	87,897	85,338
Expenses	(1.7)	(40,335)	(2,871)	(41,019)	(40,041)
Result	(7.5)	43,385	3,088	46,878	45,297

In 2020, the Mobile segment from the subsidiary of Telkomsel, successfully recorded the revenue of Rp83,720 billion decreased by Rp4,177 billion or 4.8%. Meanwhile, its expense decreased by Rp684 billion or 1.7% than the previous year into Rp40,335 billion.

The revenue decreased from the previous year triggered by the decrease in cellular voice revenues by Rp5,551 billion or 22.2% and SMS revenues by Rp2,287 billion or 34.3%. It was the impact of customer behavior transformation from voice to data services and the impact of using OTT services. On the other hand, internet and cellular data revenues increased by Rp3,827 billion or 6.9% as a result of an effective marketing strategy, with attractive data package programs at competitive prices, especially to accommodate the lower people's purchasing power during the COVID-19 pandemic. Overall, the Mobile segment still recorded a segment profit of Rp43,385 billion.

Telkomsel can maintain its position as the largest cellular operator in Indonesia with its national coverage, serving 169.5 million subscribers with 115.9 million mobile data users. Telkomsel Digital Business revenue grew by 7% YoY to Rp62.32 trillion.

ENTERPRISE SEGMENT

1,703 corporate customers 339,182 SME customers 935 government institution customers	3 satellites with 133 TPE capacity	3 data centers with a specification of tier 3 and 4 (domestic)

In the Enterprise segment, TelkomGroup serves customers of corporate, SMEs, and Government institutions. The services are enterprise grade connectivity services (including satellite), data center & cloud, IT services, business process outsourcing, and other adjacent services to provide the end-to-end solution and IT ecosystem.

During the pandemic, the Enterprise segment performed in the most under pressure due to the pandemic faced by TelkomGroup. Enterprise segment seeks to make fundamental improvements and increase consultative selling to overcome it. The COVID-19 negatively impacted several customers’ business and operations, so they requested to get deferred payment of completed projects in 2020. But it did not significantly impact our cash flow and operating revenue in 2020. We also continue the business policy that began in 2019, focusing on the higher profitability and recurring business lines, specifically on enterprise solutions services such as enterprise connectivity, data center, and cloud, and selectively reduce and not prioritize non-recurring business solutions that have a relatively low margin level. In line with this strategy, although the Enterprise segment revenue has decreased, revenue from connectivity and Data Center & Cloud services can still grow positively.

In general, connectivity services of TelkomGroup’s Enterprise segment are fixed broadband, Wi-Fi, ethernet, and data communication including leased channels, namely metro ethernet, VPN-IP; and network solution of high-capacity data which provide point-to-point connection and fixed voice service. As of the end of December 2020, TelkomGroup has provided bandwidth in service of the total 2,998 Gbps, which consist of 1,339 Gbps for corporate internet and 1,659 Gbps data communication customers. It was higher by 0.1% than the previous year.

Telkom through its subsidiary of Telkomsat strives to integrate satellite service, provide transponder capacity leasing, and other support services as a part of the connectivity services. The satellite operations include the leasing of satellite transponder capacity for broadcasting and VSAT operators, cell phone, ISP, and up-link and down-link of earth station satellite for domestic and international users. In 2020, the total used transponder capacity was from 3 Telkom’s satellites with the 133 TPE capacity and the third-party leasing with the capacity around 52 TPE. Telkom has the plan to launch the High Throughput Satellite (HTS) in the future. This technology is suitable to serve the satellite broadband customers. This new satellite expects to get Telkomsat to lead the regional satellite service providers.

Moreover, Telkom remains to improve data center and cloud service to enhance the service for Enterprise customers. Telkom delivers the enterprise data center, collocation, hosting, disaster recovery center, managed operation services, and various cloud services such as private cloud, cloud hybrid, and cloud public. Telkom subsidiary of Telkomsigma currently has three data centers in Indonesia with 73% used capacity. In 2020, we through Telkomsigma launched the FLOU cloud service that provides a cloud hybrid targeting customers for MSME/SME, startup to enterprise segments with package offers that can be tailored to their needs.

Telkom also delivers financial services such as bill payment aggregator, electronic payment platform services, online payment solutions, and switching services. In 2020, there were 22,583 ATMs managed well by its subsidiary of Swadharma Sarana Informatika (SSI) across Indonesia. TelkomGroup provides business process management, business process as-a-service, and customer relationship management for system integration and IT service management service. TelkomGroup consistently improves the IT capacity and performs digitalization to fulfill future needs. One of them is TelkomGroup's digital advertising agency with media placement dan integrated digital media such as mobile advertising, online advertising, and digital printing. TelkomGroup has the platform for suggesting insights in costumers' behavior analysis and creating the marketing campaign based on big data and data analytics for supporting those services.

TelkomGroup provides varied services related to hardware & software sales, including its IT supports service for the adjacent services. TelkomGroup also delivers Internet of Things (IoT) solutions for building and develops IoT applications for smart energy monitoring management, fleet management, IT security services, unified communication, and collaboration services.

TelkomGroup’s service excellence in the Enterprise segment is the broad coverage of the fiberoptic infrastructure network. The increasing demands of this segment create an opportunity for TelkomGroup to manage various products and services then combine them into total solutions. In 2020, the Enterprise segment customers were 341,820 customers, consist of 1,703 corporates, 339,182 SMEs, and 935 Government institutions. The SMEs' customers increased due to the COVID-19 pandemic that indirectly encourages SMEs to use the technology as the connectivity and digital solution before the pandemic was low. It is an opportunity for Telkom to deliver digital products and services as the SMEs' necessity.

Enterprise Segment Financial Performance

Enterprise segment revenue contributed 13.0% of the total consolidated revenue in 2020. The performance of Enterprise segment for the past three years can be seen in the following table:

Enterprise Segment	2020-2019	2020		2019	2018
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	(5.2)	17,729	1,262	18,701	21,054
Expenses	(6.3)	(19,464)	(1,385)	(20,782)	(21,717)
Result	16.6	(1,735)	(123)	(2,081)	(663)

In 2020, revenue for the Enterprise segment decreased from Rp18,701 billion in the previous year to Rp17,729 billion in 2020. The revenue decreased by 5.2% or Rp972 billion due to the decrease in other telecommunication revenue by Rp1,483 billion or 25.7%, which was caused by a decrease in peripheral revenue by Rp1,109 billion and manage service and terminal revenue by Rp440 billion due to several project delays in the COVID-19 pandemic and a strategy change to reduce low margin income. The decrease was compensated by the revenue increase in data, internet, and information technology services of Rp835 billion or 9.7%, mainly from the data center and cloud business growth managed by Telkomsigma. Meanwhile, expenses in 2020 were recorded at Rp19,464 billion, decreased by Rp1,318 billion or 6.3% from Rp20,782 billion in 2019. It resulted that the Enterprise segment recorded a segment loss of Rp1,735 billion.

CONSUMER SEGMENT

8.0 million IndiHome subscribers, increased 14.5% from the previous year	12.7 million optical ports as broadband access based on optical fiber

TelkomGroup’s primary portfolios of product and service in the Consumer segment were fixed voice, fixed broadband, IP-TV, and digital services under the brand of IndiHome. During the COVID-19 pandemic, IndiHome is one of the people who need to do their activity at home. It stimulates revenue growth and positively impacts the overall TelkomGroup’s performance. As the end of December 2020, the IndiHome subscribers were 8.0 million subscribers, growing by 14.5% or 1.0 million subscribers from the previous year. The ARPU in 2020 was 249 thousand, lower than the last year of Rp257 thousand due to marketing program to optimize idle network at the low affordability area in the beginning of the year. The marketing program was successfully implemented to increase the ARPU with the customer leveraging program, presented by the ARPU increase on Q4 2020 of Rp262 thousand from the Q4 2019 and ARPU increased in each 2020 quartal. Besides, data traffic also increased from 13.7 million terabytes to 24.5 million terabytes.

In 2020, TelkomGroup developed the IndiHome to become the featured product and service with the More for Less program, a continuation of the previous years' program. It was by the bundling offer combining the internet broadband, IP-TV, and fixed telephone. The product was offered in the sales channel of digital channels and promotions. The promotions in 2020 were Wujudkan Rumah Ceria 2020, Semangat Kemerdekaan, and Semua Bisa Berubah Maju. Telkom also launched packages that were specifically designed for helping people in online learning activities with the Paket Learning from Home and Paket Guru dan Dosen. Telkom also offers special package of Rumah Ibadah to support online worship during the pandemic.

Besides, Telkom has been developing products and technology to fulfill the customers’ aspirations and need. In 2020, Telkom launched IndiHome Gamer 2.0 with speed ratio improvement. Telkom was also partnering with game publishers to launch new games as service add-on value, improve cloud storage service with new features, and encourage the customers to increase their internet speed. In 2020, 1.4 million subscribers upgraded their internet speed.

Telkom offers IndiHome TV with Android TV Box devices connected to Google Ecosystem for IPTV services. The IPTV services include TV linear, TV-on-demand, video-on-demand (VOD) channels, and OTT service extension with UseeTV Go and UseeTV.com to have TV multi-screening and content access experience anywhere. Telkom remains to enhance IndiHome’s TV channels of Standard Definition, High Definition to High Definition with Dolby Support, which subscribers would experience watching movies in the home feels like in cinema. To get more differentiation, IndiHome presents 7 in-house channels whose broadcast quality is constantly improving. One of them is the revamp of the idKU channel to SEA Today, a news and live-style channel in English that provides Indonesia and Southeast Asia news as an accurate news reference. The SEA Today channel expects to open worldwide exposure about Indonesia, including socio-culture, natural potential, tourism, lifestyle, and other things in an attractive event format.

IndiHome still maintains its position as the largest and most comprehensive TV channels provider in Indonesia with HD quality and several channels with Dolby audio. The diversity of video content maintains through cooperation with various leading OTT video streaming providers. IndiHome provides a choice of diverse minipacks that can be easily activated to meet customer preferences and capabilities, reflected in the add-on minipack transactions that reached 3 million transactions in 2020.

Telkom also offers partners’ OTT content such as iflix, Catchplay+, Vidio, and Mola TV to improve customer experience, we are open for partnerships with the OTT video so IndiHome would be a platform with content varietry. Besides, Telkom released new VOD and game cloud GameQoo for IndiBox subscribers. The OTT service is based on the past-released Android TV Box device in 2019 so the subscribers may access TV streaming, music, game, applications, and VOD. We also offer an add-on of WiFi.id service for IndiHome subscribers to access unlimited internet in all WiFi.id access points across Indonesia. WiFi.id stands for Indonesia Wi-Fi, our public wireless internet network that provides facilities to enjoy high-speed internet and other multimedia services.

TelkomGroup’s challenge in 2020 was increasing the quality of IndiHome’s services. With the increasing subscribers, then there would be more intense demands to deliver the best customer experience. Another challenge was increasing the average revenue per user (ARPU) and decreasing the churn. Network infrastructure reliability is a significant aspect. Telkom currently has 12.7 million optical ports with a fiber optic-based network of fixed broadband access. STO modernization into fiber optic node (T-Cloud) is still ongoing to provide better service quality for customers. Until 2020, TelkomGroup already had 960 T-Clouds. Mean Time To Install (MTTI) and Mean Time To Repair (MTTR) is still improving by enhancing the technician capacity and business process. Through its subsidiary of Telkom Akses, Telkom announced Telkom Akses Command Center as an access network management center with digital integrated control. It can detect potential disruption fast in a certain area so it could handle immediately. The automatic predictive ticket would instruct the technician to have a proactive measure to the customers. Then, agents would track technician completion of the disruption tickets.

Consumer Segment Financial Performance

Consumer segment revenue was Rp20,956 billion contributing to TelkomGroup’s total consolidated revenue by 15.4% in 2020. The following table is the performance of Consumer segment for the past three years:

Consumer Segment	2020-2019	2020		2019	2018
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	18.4	20,957	1,492	17,706	13,891
Expenses	1.2	(11,721)	(834)	(11,577)	(11,739)
Result	50.7	9,236	658	6,129	2,152

In 2020, revenue from the Consumer segment was Rp20,957 billion. It increased by Rp3,251 billion or 18.4% from the previous year. It was due to an increase in IndiHome revenue by Rp3,744 billion or 23.3%, which was driven by the growth of IndiHome subscribers by 14.5% to 8 million subscribers. The increase was compensated by a decrease in telephone revenue by Rp.476 billion or 30.9%. For expenses in 2020, it recorded that the Consumer segment expenses were Rp11,721 billion, slightly higher than the previous year. With the increase in revenue and the successful expense controlling, the Consumer segment recorded a profit of Rp9,235 billion in 2020, an increase of 50.7% compared to the previous year. IndiHome profitability also improved with the EBITDA margin of 38.9%, significantly increased than the previous year of 33.9%.

WHOLESALE AND INTERNATIONAL BUSINESS SEGMENT (WIB)

167.9K km total optical fiber backbone network (103.2K km domestic and 64.7K km international)	117 Point of Presence (PoP) (58 international PoP & 59 domestic PoP)	5 data centers (overseas) & 18 neuCentrIX data centers (domestic)	35.8K towers (18.5K Mitratel towers, 1.3K Telkom towers, and 16K Telkomsel towers)

In the Wholesale and International Business (WIB) segment, TelkomGroup serves Other Licensed Operators (OLO), Service Providers, Digital Players domestically and overseas. The Wholesale and International Business (WIB) segment currently has several business lines, namely carrier, tower, infrastructure, and international business services. In 2020, the Wholesale segment was relatively stable though there were several project delays from customers. But Telkom should prepare new business initiatives to maintain its profitability.

1.	Carrier Service

In this business line, the main services are network, data and internet, and interconnection. Besides the interconnection, TelkomGroup also provides value-added, signaling, voice dubbing, data center, platforms, and solutions services. In 2020, carrier services recorded positive growth driven by the increase in the domestic A2P revenue trend compared to last year.

TelkomGroup’s initiative of Global Digital Hub that has started in 2018 continued until 2020. TelkomGroup successfully connected submarine cable of SEA-ME-WE 5 with SEA-US to provide the direct broadband connectivity for Europe, Asia, America region, which made Telkom the digital connectivity main gate presenting traffic from domestic to global, global to domestic, and as a hubbing among the countries for voice or A2P (application-to-person) SMS traffic. We notice an increasing demand in 2020 for SMS A2P due to the consumption habits changes of the COVID-19 pandemic. It increased the digital activity at home, such as work from home or online learning from home by accessing applications. These applications frequently require user notification and authentication that raise our SMS A2P usages.

As of the end of December 2020, TelkomGroup had 18 neuCentrIX data centers in 12 cities across Indonesia, adding 4 locations than the previous year. Telin has 5 overseas data centers located in Singapore (Telin-1, Telin-2, and Telin-3), Timor Leste (1 location), and Hong Kong (1 location) to deliver maximal services. The neuCentrIX data center occupancy rate was 50.83% of total capacity while the average occupancy of overseas data centers was around 84.70% of total capacity in 2020. The data center capacity in Singapore increased due to the higher enterprise business demand. Telkom has been building Telkom HyperScale Data Center tier 3 and 4 since July 2020, which would complement the operated data centers and support Indonesia's digital transformation.

Currently, TelkomGroup has 117 Points of Presence (PoP), consisting of 58 Global PoPs in 28 countries and 59 Domestic PoPs in 49 cities. In 2020, the declining 5 PoPs was from the cost efficiency evaluation result. TelkomGroup’s other services are Content Delivery Network (CDN) operation with a capacity of 10,546 Gbps higher 61.6% than the previous year. It works in collaboration with Google, Facebook, Akamai, Edgecast, Level3, ChinaNet, Yahoo, and video content providers such as iflix and HOOQ. The higher traffic was due to the COVID-19 pandemic impact.

2.	Tower Service

TelkomGroup serves the procurement and installation of telecommunication devices for other operators with a leasing system. As of the end of 2020, TelkomGroup has around 35,822 towers, consist of 18,473 Mitratel towers, 1,349 Telkom towers, and 16,000 Telkomsel towers. TelkomGroup through Mitratel offers for operator colocation and tower reseller businesses. In 2020, Mitratel managed 30,570 tenants and 3,887 tower resellers.

In October 2020, Mitratel signed a Conditional Sale and Purchase Agreement with Telkomsel to strengthen its position in the Indonesian telecommunication tower industry. With this agreement, Mitratel purchased 6,050 Telkomsel towers valued at Rp10.3 trillion. Previously, Mitratel also purchased 2,100 towers valued at Rp4.4 trillion from PT Indosat Ooredoo Tbk. In 2019, Mitratel has acquired 95% share capital of PT Persada Sokka Tama, which operates in the telecommunication tower business, and will continue operating to get 100% share capital in 2021. This asset acquisition was Telkom’s strategic policy to centralize the tower service to Mitratel for increasing tower leasing revenue and operation and maintenance efficiency.

3.	Infrastructure Services and Network Management

TelkomGroup also provides and manages infrastructure and network services as a telco company, such as network construction and maintenance. There are the installation and maintenance of submarine cables and providing energy solutions for the telecommunications infrastructure ecosystem.

At the end of 2020, TelkomGroup had a fiberoptic backbone network of 167,935 km, consisting of 64,700 km of international networks and 103,235 km of domestic networks with a total capacity of 129,600 Gbps. TelkomGroup has the connection network to Europe, Asia, and America, which consists of Thailand-Indonesia-Singapore (TIS), Batam-Singapore Cable System (BSCS), Dumai-Malacca Cable System (DMCS), Asia-America Gateway (AAG), Southeast Asia-Japan Cable System (SJC), South East Asia-Middle East-Western Europe 5 (SEA-ME-WE 5), and Southeast Asia-United States (SEA-US), and Indonesia Global Gateway (IGG) that connect major cities in Indonesia with Asia, Europe, and America with SEA-ME-WE 5 and SEA-US. Telkom also operates and has usage rights for a fiber optic-based backbone network totaling 134,040 km under permanent telecommunications lease agreements, together with other global submarine cable operators/consortia.

Currently, Telkom is working in two domestic submarine cable networks of PATARA-2 (Papua Utara-2) with a total of 1,126 km, which connects Sarmi and Waisei; and LUMORI (Luwuk-Morowali-Kendari) with a total of 436 km, which connects Luwuk, Bonepute, Kolaka, and Kendari. PATARA-2 and LUMORI are expected to be ready for in-service at second semester of 2021. Telkom has also negotiated usage rights for 3,250 km of submarine cables with the Southeast Asia-Japan Cable 2 (SJC2) consortium for the international submarine cable network. This additional submarine cable will increase Telkom's network capacity in serving customers.

Telkom with its subsidiary of Infratel cooperates with State-Owned Enterprises (SOEs) to maintain diesel engines until 2021 for energy solutions. It started with the diesel power plant construction for telecommunications networks in 2018 located in Kalimantan and Sulawesi.

4.	International Business

PT Telekomunikasi Indonesia International (Telin) is a Telkom subsidiary that develops its business activities in Singapore, Hong Kong, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, United States, New Zealand. Its services are wholesale, cloud and connectivity, data center and managed services, satellite transponder services, retail mobile services (MVNO), IP Transit, and business process outsourcing services. Telkom regularly reviews its overseas operation for the profitability, prospect, and strategic position to optimize its portfolio structure. Therefore, it would follow up or cancel the investments based on the reviews.

Telin plans to use the new capacity of neuCentrIX data center and improve CPaaS based on NeuAPIX cloud with communication features of omnichannel (bots and live chat, real-time voice capabilities, SMS, emails, video call, and messaging service). Telin also launched NeuTrafIX, a web-based public sharing platform to connect the buyer and seller conveniently and transparently for wholesale voice, SMS, and virtual numbers trading.

Wholesale and International Business Segment Financial Performance

WIB segment obtains external revenue by providing various services such as network, interconnection, internet, submarine cable, data center, tower, and infrastructure. WIB has a role as an enabler and catalyst of other business segments to create the best value for the TelkomGroup. It made the WIB external revenue smaller than internal revenue. The contribution of WIB segment revenue in 2020 to the total consolidated revenue was 9.9% with the WIB revenue of Rp13,501 billion.

WIB Segment	2020-2019	2020		2019	2018
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	27.3	13,501	961	10,609	10,084
Expenses	10.7	(17,370)	(1,236)	(15,691)	(14,624)
Results	23.9	(3,869)	(275)	(5,082)	(4,540)

The WIB segment revenue grew by Rp2,892 billion or 27.3% valued at Rp13,501 billion in 2020. The revenue growth in the WIB segment was due to the interconnection revenue increase by Rp1,566 billion or 27.4% caused by the A2P's revenue increase. Besides, the services revenue of data, internet, and information technology also increased by Rp577 billion or 33.5% due to growth in Telin's data center revenue.

Furthermore, the total expense of the WIB segment was Rp17,370 billion in 2020, increased by Rp1,679 billion or 10.7% compared to the previous year. The expense increase was caused by additional infrastructure. Thus, the WIB segment created a segment loss of Rp3,869 billion.

OTHERS SEGMENT

41.7 million Digital Music active users 25.2 million Digital Games paid users

The Digital segment offers digital products and services based on big data, smart platforms, digital advertising, digital entertainment (music & games), and e-commerce. Telkom via PT Metra Digital Innovation (known as MDI Ventures) invested in digital startup companies with the future growth potential to manage venture capital funds in 2020 and investing in companies that can support TelkomGroup's business performance.

Telkom offers a platform called BigBox and Internet of Things (IoT) platform services of Antares for the big data and smart platforms to the Enterprise customer segment. BigBox is a big data service platform that provides various services, such as analytics, data & business solutions, to API provider platforms to help developers and startup companies build their business. In 2020, Telkom launched the One Data Management Platform program as a Company's commitment to supporting the government in realizing the Satu Data Indonesia program.  Telkom has worked on various projects for the smart IoT platform, that enables device connectivity of Smart Manufacturing, Air Pollution Monitoring, Smart Electricity, Waste Management, and others to increase productivity and quality of life of the community.

Telkom provides advertising media solutions in the digital advertising business line to support marketing activities through the UZone.id news portal. Apart from news portals, Telkom provides an ad exchange service platform called UAds that functions to gather publishers, advertisers, and agencies so that digital advertising activities would be effective and efficient.

In digital entertainment, Telkom Indonesia by its subsidiary PT Melon Indonesia provides digital music services through ring-back tones with the Nada Sambung Pribadi (NSP) and the Langit Musik music streaming and game services of UPoint. By the end of 2020, digital music services had 41.7 million active users with 217 million transactions through the online digital music content application MelOn. In the game publishing business, Melon Indonesia launched 6 games by the end of 2020, such as 3 games where MelOn acts as publisher and 3 games in which MelOn acts as co-publisher. Digital games service has around 25.2 Digital Games paid users.

In September 2020, Telkom officially discontinued the e-commerce platform operation of BLANJA.com as a form of the Company's strategy to get more efficient and healthier digital portfolio management. However, Telkom's business in e-commerce did not stop with the discontinued of the BLANJA.com platform. Telkom continues to be committed to providing the best service for the community by launching a B2B commerce platform called Pasar Digital (PaDi) UMKM which aims to expand the business ecosystem and micro, small, and medium enterprises (MSMEs). PaDi UMKM is Telkom's sincere form of supporting Government programs through the Ministry of SOE to connect the SOEs contribution to MSMEs across Indonesia. It expects local supply chain resilience can be maintained with this platform, especially in the COVID-19 pandemic. Besides, in 2020 Telkom will continue to improve the service and quality of another B2B commerce platform called Xooply for the non-SOE Enterprise segment with more diverse suppliers. Regarding the COVID-19 pandemic outbreak in 2020, Telkom provided maximum support to the government through the Ministry of Communication and Information by the PeduliLindungi application development and a platform with features of the COVID-19 pandemic. These features include contact tracking, zone identification, transportation & distribution systems, and dashboards to monitor vaccine distribution.

Related to MDI Venture, a Telkom subsidiary, is in charge of corporate venture capital with its business activities consisting of investing - synergy - portfolio management - value creation, and fundraising. MDI as a Telkom venture capital initiative is in Jakarta with operations in Singapore and Silicon Valley. MDI combines the Venture Capital model by providing startups with synergy access in the TelkomGroup after making a financial investment. The focus of this investment is high growth business verticals to enhance the digital experience and provide the best service that leads to customer experiences, such as logistics, financial technology, cloud computing, agrotech/food, deep tech, digital life, health tech, new retail, and the Internet of Things.

In 2020, MDI Ventures invested in 15 new startups spread across 4 countries, such as Indonesia, India, Singapore, and the United States, where 2 startups of namely Observeit and Sonar exited through acquisitions.  MDI Ventures has invested in more than 50 startups of 12 countries since 2016, with a total of 8 startups that exited and 2 of them through IPOs. Currently, MDI has managed three funds, apart from fund management from Telkom. The three funds are:

•	TMI Fund from Telkomsel Mitra Inovasi focuses on funding startups that provide synergy value for Telkomsel.
•

Centauri Fund, in collaboration with KB Financial Group (Kook Min Bank) from South Korea, focuses on growth-stage startups. The goal is to support Indonesian and regional startups, especially in technology startups, including financial technology, e-commerce infrastructure, Software as a Service (SaaS), and big data.

•	Arise Fund, launched in 2020 where MDI collaborates with Finch Capital Netherlands, focuses primarily on early-stage startups for Indonesian technology startups.

Other Segment Financial Performance

Other segment revenue in 2020 contributed 0.2% of TelkomGroup's total revenue. The performance of Other segment for the last three years can be seen in the following table:

Other Segment	2020-2019	2020		2019	2018
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	11.2	219	16	197	130
Expenses	11.4	(1,653)	(118)	(1,484)	(1,042)
Result	(11.4)	(1,434)	(102)	(1,287)	(912)

Other segment revenue in 2020 recorded at Rp219 billion, increased by 11.2% or Rp22 billion from the previous year. There was an increase in terms of expenses of 11.4% or Rp169 billion, from Rp1,484 billion in 2019 to Rp1,653 billion in 2020. Overall, the Other segment recorded a segment loss of Rp1,434 billion.

LEVERAGE ASSET PROGRAM

In line with our Company's strategy to accelerate the digital ecosystem creation, Telkom prioritizes increasing asset utilization while leveraging a sizeable portfolio of property assets through external partnerships and collaborations, particularly through the "Go Digital Telkom" program focusing on expanding digital capacity and data center networks. Telkom also remains to provide efficient space allocation for our legacy network equipment and a pleasant office experience for employees. Telkom carries out this leveraging process through its subsidiary, PT Graha Sarana Duta (Telkom Property), which offers services such as property development (planning, development, and construction of property areas), property leasing (property rent and leasing), property facilities (moving business lines). in retail and leasing, transportation management systems) and property management (building management, malls, apartments, and security services). This service contributes to increased utilization of property assets and diversification of the digital ecosystem.

In 2020 we will focus on converting buildings/spaces into data centers to support the acceleration of customer digitization, especially for customers who offer ICT services and solutions and are in areas with high data traffic. Meanwhile, commercial projects launched during 2020 include minimart retail outlets throughout Indonesia, the Telkom Landmark Tower Surabaya Office Building Complex in East Java through retail projects and strategic partnerships, Telkom University (Tel-U) in Surabaya that using existed regional offices, and capsule hotels in Semarang. Central Java.

Despite the challenging environment due to the COVID-19 pandemic, Telkom continues to seek opportunities to increase revenue by leveraging its property portfolio, particularly through tenant income. In the short term, there will be food and beverage (F&B) retail openings. Telkom also opens collaboration with educational institutions by providing vacant land or buildings to use as campuses and for rent to universities and schools. Our strategy also includes leveraging the captive market of state-owned enterprises and other government institutions to facilitate the opening of branches or sales offices throughout Indonesia. Apart from utilizing idle property through the partnerships described above, Telkom also incorporates digital competence and product solutions into its offering. For example, providing network connectivity or internet access to tenants or customers as additional facilities.

MARKETING OVERVIEW

MARKET SHARE

TelkomGroup constantly monitors technological developments and responds to market dynamics. To maintain a competitive advantage and dominance in the industry, TelkomGroup continues to create products, services, standards, and business models that are in line with the latest developments. To make this happen, Telkom and its subsidiaries continue to invest in technology and infrastructure to increase value and provide the best digital experience for customers.

Mobile Segment Market Share

In 2020, TelkomGroup will strengthen the digital ecosystem and expand its customer network through collaboration with PT Aplikasi Anak Bangsa of the super app Gojek. One of the collaboration initiatives between Telkom and Gojek is by launching an affordable data package for Gojek drivers, the Telkomsel Swadaya Package.

Telkomsel as the spearhead of the TelkomGroup Mobile segment has two main competitors of Indosat and XL Axiata. Besides, other competitors that should consider are PT Hutchison 3 Indonesia of the Hutchison Asia Telecom Group operates under Tri brand and Smartfren Telecom from Sinar Mas Group business group of PT Smartfren Telecom Tbk. In 2020 there were no new or additional licenses issued for mobile operators.

As part of the TelkomGroup family, Telkomsel has 169.5 million cellular subscribers in 2020, including 115.9 million mobile broadband subscribers. It decreased from 171.1 million cellular subscribers in 2019. Based on the number of subscribers, Telkomsel's market share among in the most 3 operators in Indonesia for 2020 was 58.9% for the Mobile Segment, decreased from 59.6% compared to the previous year.

In general, the cellular data need has increased during the COVID-19 pandemic. However, the increase in demand is not proportional to the revenue received by mobile operators due to intensive competition between mobile operators as well as a shift in customer behavior from using mobile broadband to fixed broadband, specifically to support Work From Home (WFH) and Learn From Home (LFH) activities during this pandemic. Providers compete to provide maximum network access at affordable prices. Therefore, Telkomsel implemented a pre-planned marketing program aiming to not losing market share and maintaining decent profitability.

Another factor affecting the Mobile segment market share is the competition with Over-The-Top (OTT) services. OTT services can provide low-cost voice, text services, and data with an extensive network with the current digital technology. The massive penetration of smartphone use in Indonesia also supports OTT services, thus putting pressure on TelkomGroup's business and finances for Telkomsel in particular.

Consumer Segment Market Share

The Consumer segment was positively affected by changes in customer habits during the COVID-19 pandemic. Limited mobility has forced people to get used to working and school from home using communication network facilities. It made all telecommunication providers compete to provide maximum network access at affordable prices.

TelkomGroup has a primary product and service of IndiHome to meet the community's digital connectivity needs. These products and services are one of the factors for TelkomGroup's business growth and have a role as new engine of growth to increase revenue very well.

Furthermore, IndiHome competes with other major fixed broadband service providers such as First Media, BizNetHome, MNC Play, and MyRepublic. Among these main competitors, First Media has the highest subscribers. In recent years, IndiHome's competitors for middle and upper-class household customers in Jabodetabek are MNC Play and MyRepublic. As for corporate customers, BizNet is IndiHome's competitor in Java and Bali. IndiHome has also faced increasingly fierce competition since 2019, including newcomers, a subsidiary of PT Perusahaan Listrik Negara (PLN) Persero, which began offering internet and TV services through its subsidiary ICON+. Besides, XL Axiata and Indosat have developed home services through XL Home and Indosat GIG products.

At the end of 2020, IndiHome fixed broadband had an additional 1.0 million new subscribers, which made the total number of IndiHome subscribers 8.0 million. With this number, IndiHome becomes the dominant market share in fiber-based fixed broadband services. Its dominance shows from the IndiHome network covers 96.5% of districts/cities or 496 districts/cities across Indonesia.

We no longer disclose the number of copper-based internet subscribers in this 2020 Annual Report because we no longer marketed it and more focused on developing fiber-based fixed broadband, which can serve various applications according to the people's needs that do their most activity at home during the pandemic. With the absence of copper-based internet, IndiHome's market share in 2020 will be 82.3%.

For fixed voice products and services, TelkomGroup recorded negative growth in 2020. The number of fixed wireline (POTS) subscribers decreased by 2.7% or 0.2 million subscribers in 2020. Over the past few years, TelkomGroup has attempted to migrate subscribers from home legacy to IndiHome products and services. It aims to integrate fixed voice to fixed broadband and IP-TV based on the digital connection with fiberoptic cable into one product and service.

Enterprise Segment Market Share

In the Enterprise Segment, TelkomGroup encourages the growth of digital services such as the internet of things (IoT), cybersecurity, big data, and digital ads. They complement various types of connectivity, satellite, IT services, data center & cloud products and services according to the Enterprise segment customers’ needs. Telkom also offers solutions, analysis, and in-depth understanding through the BigData and BigBox platforms for companies' business needs. The platform helps companies with decision-making, governance, strategy formulation, and various future insights that are useful for the Company.

For broadband subscribers in 2020, TelkomGroup successfully provided the bandwidth of 2,998 Gbps, which increased 0.1% from 2019. TelkomGroup had the bandwidth in service market share of 74.5% in 2020, which increased from the previous year by 0, 7%.

Then, the market share of TelkomGroup system integration reached 22.2% in 2020 through Telkomsigma, a Telkom subsidiary, which decreased by 5.8% from 2019. For the market share of Business Process Outsourcing (BPO), Infomedia, a Telkom subsidiary, its business experienced positive business growth of 6.8% to 55.4% in 2020 compared to the previous year. Regarding satellite products and services, as of December 31, 2020, TelkomGroup dominated 29.4% of the satellite business market share, which declined from the reporting period in 2019.

Wholesale & International Business Segment Market Share

TelkomGroup serves other license operators (OLO), service providers, global digital player wholesalers, and carriers in the Wholesale and International Business segment. TelkomGroup also provides other companies such as international data centers or international private leased circuits (IPLC), international mobile network operator (MNO), and mobile virtual network operator (MVNO) retail customers.

The Wholesale & International Business (WIB) segment market share includes carrier traffic, carrier network, tower, and managed infrastructure services business. For Wholesale, in 2020, it was relatively stable despite the COVID-19 pandemic. However, TelkomGroup still prepares new business portfolios to support the Company's position. TelkomGroup increased the data center capacity in Singapore for the International Business segment, in line with the higher data center demand on the market.

Currently, TelkomGroup is still the leader of the carrier traffic market with the control of voice interconnection by 80%. TelkomGroup has a wholesale network market share of 64% supported by Metro E and leased lines products. TelkomGroup's market share in wholesale domestic for IP Transit products recorded of 14.4%, which increased from 2019 by 36%.

In the wireless telecommunications tower business, TelkomGroup has a subsidiary of Mitratel, which operates these business activities. Mitratel's market share in 2020 was 26.9%, increased from 23.9% the previous year. Mitratel has several competitors including PT Tower Bersama Infrastructure Tbk, PT Profesional Telekomunikasi Indonesia, PT Solusi Tunas Pratama Tbk, PT Inti Bangun Sejahtera Tbk, PT Centratama Telekomunikasi Indonesia Tbk, PT Gihon Telekomunikasi Indonesia Tbk, and PT Bali Towerindo Sentra Tbk.

TelkomGroup strengthens Mitratel's business fundamentals by transferring ownership of Telkomsel's towers to Mitratel. It is a form of Telkom portfolio structuring to provide optimal value for shareholders by optimizing Telkom's business and assets. On the other hand, tower transfer is also a value creation effort of tower business to ensures the subsidiaries can focus on developing and strengthening their respective business lines. The 6,050 telecommunication towers were transferred from Telkomsel to Mitratel so that Mitratel is one of the largest tower providers in Indonesia. The tower ownership transfer is also one of Mitratel's preparations for the IPO. The transfer of tower ownership will be carried out gradually and targeted to complete in the first quarter of 2021.

By the COVID-19 pandemic that increased the public's need for telecommunications facilities, the new towers and co-location need has also increased. Mitratel leases towers to meet the other operator's needs to place their telecommunications equipment.

Currently, regulations require telecommunications companies to share network infrastructure and capacity. This policy is a challenge for TelkomGroup because Telkom already has the most network infrastructure in Indonesia, and competitors can use them with more affordable capital and expenses.

Digital and Other Segments Market Share

Other segments, especially digital services, have a diverse portfolio grouped into smart platforms and provide access to digital content and e-commerce. Besides, Telkom also manages venture capital funds through its subsidiary MDI in investing in digital startups.

TelkomGroup's smart platform business line consists of digital advertising, intelligent application, big data, IoT, and financial services. LinkAja is an electronic money service by Telkomsel, which provides a digital solution that allows Telkomsel subscribers to have safe, convenient, and simple banking activities. Currently, Telkomsel owns 25% equity ownership in Finarya, owner of LinkAja. On the other hand, investment and strategic partnerships with Gojek allow TelkomGroup to expand the digital ecosystem, use the co-branding benefit, join promotion activities, and get closer to digital service customers.

In the digital content portfolio consisting of music and games, Telkom focuses on providing entertainment experiences to cellular subscribers. The services offered include music applications (such as Langit Musik and ringtones applications) and GameMax, which combines game content data for several games and game vouchers.

For e-commerce, following the Company's digitization program, Telkom will focus on B2B e-commerce opportunities through PaDi UMKM to expand the MSME business ecosystem and Xooply for the non-BUMN enterprise segment with more diverse suppliers. Besides, customers can sell and buy products through their TV by accessing IndiHome Stores and Alfamidi@IndiHome, from partnerships between Alfa retail stores and IndiHome.

Telkom manages venture capital funds to invest in digital startups through MDI based in Jakarta and operates in Singapore and Silicon Valley. MDI focuses on investing in high-growth business verticals that provide the best digital experiences and services for customers, such as financial technology, cloud computing, big data, health technology, e-commerce, IoT, and other services. In 2020, MDI invested in 15 new startups in Indonesia, India, Singapore, and the United States. Since 2016, MDI has invested in more than 50 startups in 12 countries.

MARKETING STRATEGY

TelkomGroup operates its business supported by very competitive, strategic, and comprehensive distribution channels for products and services. TelkomGroup presents its commitment to providing added value and customer experience of the products and services by brand and sales growth strengthening to maintain position and dominate the market competition, especially when in the digital disruption. Besides, TelkomGroup notices the offering price based on the market capacity, so it remains in a decent price range by considering the network utilization, traffic load, and revenue aspects.

One of Telkom's strategies to expand the market is by strengthening the digital ecosystem. One of them is investing US$150 million to PT Anak Bangsa Application, the Gojek super app owner, through Telkomsel. This collaboration will provide better services and solutions for the community in building an integrated and sustainable digital ecosystem. It aims to create exclusive co-branding, joint promotion, and data leverage, which strengthen the customer database of both parties.

Furthermore, TelkomGroup's strategy in 2020 was maintaining the network to provide optimal service to customers. It is related to the condition of the COVID-19 pandemic, which causes high traffic data for digital products and services use. TelkomGroup measures include:

•	Upgrade and add adequate capacity to maintain good services.
•	Monitor network reliability with an integrated command center (TIOC).
•	Have a maintenance team that conducts regular control to prevent disturbances or intrusions, equipped with applications so that the team can handle end-to-end problems.

In 2020, TelkomGroup encountered challenges in product and service disruptions. Due to pandemic conditions, the allowed technicians to work in the field was limited, preventing mobility, and the recovery process slower than usual. It disrupted customer satisfaction and made a negative impact on marketing strategies. TelkomGroup applied priority policies based on the area to overcome this.

Furthermore, the COVID-19 pandemic is expected to accelerate digital transformation in Indonesia and started opportunities for the 5G network implementation. Currently, the regulatory requirements are still in the final stage by the Government and stakeholders.  The 5G developments include the collaboration technology of TelkomGroup with Cisco and ZTE by building minilab facilities for research purposes. Cisco collaboration is 100% ready because it does not require a spectrum license. On the other hand, ZTE collaboration is still 60% due to spectrum licensing constraints.

Regarding the 5G network, TelkomGroup still needs a feasibility study concerning customer demand, pricing capabilities, and a home environment that is more suitable for fixed networks than mobile networks. The 5G network also requires high capital expenditures, so that it will have an impact on the high selling price. Currently, the 5G implementation required time has not been determined because it depends on the in-designing business scheme.

We continue to actively communicate with the government to ensure that the implementation of 5G in Indonesia can provide optimal results. We also focus on developing other telecommunication infrastructure including applications and devices ecosystems supports, which the 5G backbone and foundation in Indonesia would be solid to get the quality of the 5G network fully accepted by the public and industry.

Mobile

In the Mobile Segment, there are several TelkomGroup market development strategies. They are continuing the transformation program, implementing synergies with Gojek, and increasing digital business. TelkomGroup also explores new opportunities by the coming-soon 5G technology and enhances internal partnerships, such as improving the synergy between Telkomsel and IndiHome to the maximum.

Telkom, via Telkomsel, is working with PT Aplikasi Anak Bangsa to strengthen the digital ecosystem by expanding mobile subscribers. Therefore, Gojek drivers from PT Aplikasi Anak Bangsa expect to use Telkomsel in their activities because Telkom provides a special data package for Gojek drivers. On the other hand, the ease of transactions expected to increase the subscribers, which makes it easier for Gojek users to purchase various Telkomsel service products directly from reseller/outlet partners, such as starter packs, vouchers cards, and bundling device programs.

In 2020, the Telkom subsidiary of Telkomsel presented Mobile Segment products and services with a marketing strategy targeting specific customer segments and personalized offers through digital channels for efficient implementation. Telkomsel focused on finding the right balance between market share, revenue, and profitability growth. Besides, Telkomsel focused on increasing payload growth and acquiring new data users while supporting the existing product use. Telkomsel partners with other parties for the higher data usage and digital products, to enrich the content on the existing platform and continues to offer a “More for More” program, in which customers who subscribe more data packages will get more interesting add-ons and features, henceforth it will encourage value creation and uplift the ARPU.

To strengthen market share, TelkomGroup constantly launches several new products to improve customer experience. The by.U is a digital-based prepaid service targeting the younger generation that offers a customer-centric experience. With these products and services, subscribers can access delivery messages, telephone numbers, internet quota, additional quota, and payments. Besides, Telkom has LangitMusik aiming at Gen Z as a music streaming service. Telkom has LinkAja for digital wallets, which has collaborated with additional partners such as taxis, gas stations, food and beverage merchants, and payment services.

In 2020, we launched the Ketengan package (small batch) for subscribers who wish to select data services for the specific application and unlimited packages for strong network capabilities; considered subscribers need in the macro-economic environment amid the COVID-19 outbreak; and provided valuable products and services to increase customer engagement and loyalty.

Consumer

The Consumer segment has benefited from customer habits changes due to a pandemic that forces them to do their activity at home. Several TelkomGroup strategies in increasing Consumer segment revenue are encouraging higher quality sales and improves service to reduce churn. TelkomGroup also improvises sales, anticipates competitors in fixed broadband operators and other platforms, increases add-on revenue, and performs operational expense efficiency.

There is IndiHome that combines fixed voice, fixed broadband, and digital-based IP-TV for TelkomGroup primary products and services in the Consumer segment. Various marketing strategies such as discounts and service benefits are utilized to provide IndiHome products that are attractive to customers. Marketing is carried out on diverse channels, including digital channels, and applied throughout the year, especially during special festival periods. The campaigns and promotions in 2020 including:

•

Wujudkan Rumah Ceria 2020. It is the IndiHome Campaign to celebrate the New Year 2020. IndiHome conducts a series of promotional activities such as giving a 10% discount to customers who subscribe to IndiKorea, Dynasty 2, and IndiJapan minipacks, along with lucky draws.

•

Berkah dari Rumah. It is the IndiHome Campaign to celebrate the month of Ramadhan and support people who work, study, or do other activities from home due to the COVID-19 outbreak. IndiHome conducts various promotional activities, such as providing 20% discount for customers who upgrade their internet speed, free access to certain content for one month (30 Minutes Can Read Al-Quran), and lucky draws.

•

Semangat Kemerdekaan. It is the IndiHome Campaign to celebrate Indonesia's Independence Day. IndiHome provides various discounts such as 17% discount for 8 minipacks and a top-up of LinkAja balances. Customers also could take part in a lucky draw.

In 2020, the sales strategy remained the “more for less” program, which provides benefits variety at competitive prices through product bundling that provides added value to IndiHome customers. Besides, there is a dynamic application of product and service prices so that selling prices can better reflect local conditions in various regions in Indonesia while providing customers with superior products and faster service.

IndiHome's marketing strategy in the pandemic is launching packages specifically designed to help people who are or still must learn from home or are involved in distance learning activities such as the Paket Learning from Home and the Paket Guru dan Dosen. Telkom also offers a special package of Houses of Worship or Rumah Ibadah to support online worship activities during the pandemic.

At the end of 2020, we set a minimum contract policy for 1 (one) year subscription and sold IndiHome packages with a minimum speed of 20 Mbps from the previous 10 Mbps to improve customer experience. In line with this, especially for our selected loyal customers, we provide a loyalty program in the form of an increase in speed from 10 Mbps to 20 Mbps at no additional cost.

Strategically and sustainably, TelkomGroup strengthens the marketing of IndiHome products and services for residential customers, including apartment and premium cluster customers. The strategy undertaken is through intensive marketing, various promotions, and products with added value to customers.

Enterprise

The Enterprise segment consistently makes continuous fundamental improvements, enhances and improvises consultative selling, and strengthens strategies to encourage products and services to enter the market. Besides, Telkom implements strategic key account management to attract high-end market customers, which improves Telkom's business relations with customers. It is by Telkom collaborative process in designing services that can be tailored to the customers' needs.

In 2020, Telkom and its subsidiaries performed several digital transformation marketing strategy programs for the Enterprise segment, which consist of the following activities:

•

Government Initiatives: TelkomGroup is the partner of the Government in providing information and communication (ICT) technology and services with ICT strategic project collaborations that focus on digital customers experience.

•	End to End Digital Ecosystem Initiatives: TelkomGroup markets end-to-end digital ICT solutions to corporate customers by providing custom and segmented solutions for each customer.
•

Build the Nation Digital SME Initiatives: TelkomGroup provides and offers ICT basic solutions of connectivity services, and other solution packages to SMEs in Indonesia by optimizing the domestic digital ecosystem, useful applications, and content; and provides the best experience for SME customers.

In 2020, TelkomGroup's applied various marketing strategies to create the best value for all segment customers. Telkom provides an Account Manager as the primary channel end-to-end services to after-sales services interaction for corporate customers. To serve Government customers, TelkomGroup has the Government Relationship Officer (GRO) which responsible for managing relations with Government institutions, and renewing employment contracts. For Small and Medium Enterprises (SME) customers, TelkomGroup has a Business Account Manager (BAM) and Tele Account Management (TAM) for small businesses, as well as a value-added reseller mechanism for micro-businesses.

Wholesale and International Business

The Wholesale and International Business segment strategies consist of increasing the effectiveness and efficiency of the cost structure, developing new opportunities, and supporting the Ministry's program of BUMN Go Global.

Regarding overseas business, TelkomGroup remains to conduct reviews for ongoing businesses. It was to examine the possibility of building a better portfolio structure. With a good portfolio structure, TelkomGroup expects to be able to maximize value in this segment. Various opportunities are also being reviewed, including the possibility of divestment for the less potential business portfolio.

In 2020, the TelkomGroup implemented marketing strategies such as:

•	Offer an attractive business scheme for the voice traffic portfolio with the products and services bundling of voice traffic at competitive prices in line with the service quality.
•	Improve the service quality and coverage for international data centers and customer connectivity.
•

Offer end-to-end tower solutions to customers, such as built-to-suit (a tailored tower leasing according to the location and specifications), co-location, maintenance of adjacent towers, and other services.

•	Explore regional markets by providing submarine cable installation and maintenance services.

Furthermore, one of TelkomGroup's tower market development strategies is the tower operations transfer from Telkomsel to Mitratel. The policy aims to increase the tenancy ratio value. By being under Mitratel, the tower business can optimize to compete with other competitors.

Furthermore, Telkom and its subsidiaries use various approaches in marketing strategies implementation for Wholesale and International Business customers. It provides account manager, wholesale digital touchpoint Apps, and 24-hour customer care support. TelkomGroup keeps developing the team capabilities and competencies in providing the best service and strong engagement with customers. To get a better understanding of customer needs and feedback, TelkomGroup conducts regular surveys with digital touchpoints and interviews. The results of this survey generally presented in new service improvement programs.

Digital and Other Services

In the Digital and Other segments in 2020, TelkomGroup implemented tailored strategies according to customer characteristics and needs, especially during the COVID-19 pandemic. One of them is improving the customer database through cooperation with PT Aplikasi Anak Bangsa. By improving the database, Telkom has a stronger capital to cooperate with Biofarma.

In 2021, TelkomGroup will collaborate with Biofarma to help the Government build an information center for COVID-19 vaccination data. The Biofarma cooperation is strategic to support the Government's efforts to overcome COVID-19, considering that TelkomGroup has a reliable database.

TelkomGroup has the contact center, dedicated account management, customer care, channel management, website, and social media as the communication channels in serving customers. In this segment, TelkomGroup's strategy emphasizes relevant digital verticals, including the development of business to business (B2B) and business to customer (B2C). B2B development could apply to the logistics and transportation sectors, agriculture, healthcare, energy & mining, financial services, and government services.

On the other hand, B2C development could apply to video, music, gaming, financial services, and collaboration. One of them is a digital content service for the music database of MelOn. MelOn, an online digital music content application, is expected to answer the customers' entertainment needs.

Currently, TelkomGroup is starting the agricultural and fisheries ecosystem in the context of digital transformation. TelkomGroup makes applications to support businesses in agriculture and fisheries. TelkomGroup will also expand B2B e-commerce such as the Digital Market (PaDi) for MSMEs with several other SOEs collaboration. With PaDi, MSMEs will be helped in expanding their business.

Our digital service program also focuses on utilizing IndiHome services, for example promoting the MyIndiHomeX application as a digital touchpoint for IndiHome and IndiBox customers, as value-added source service (such as video content, games, and other Google applications). GameQoo is a cloud gaming and additional benefits for IndiHome services. IndiHome Smart is an IoT home service that provides consumer digital services for IndiHome subscribers.

DISTRIBUTION CHANNEL

Digital Touch Point

TelkomGroup provides a digital touchpoint distribution network for IndiHome and corporate customers based on web and mobile applications to support the expansion of the distribution network. MyIndiHome is a digital touchpoint that serves as a self-care service mobile application for IndiHome to make subscribers easier to request new pairs and manage bills and payments. Then, Telkomsel provides MyTelkomsel as a self-care mobile application that presents information on package and product purchase services for subscribers.

For Enterprise segment customers, Telkom provides My Telkom Digital Solution (MyTDS), a digital touchpoint that simplifies business processes to increase productivity and service performance to customers. MyTDS presents easy access to product catalogs, generates digital quotes, tracks delivery tickets, and allows customers to have quickly report service disruptions due to a release ticket that acts as a disruption log.

To measure customer experience, TelkomGroup uses digital touchpoints with the Net Promoter Score (NPS) method. With this method, Telkom and its subsidiaries have accurate data and information to improve quality to customers, both from products, services, and future customer experiences.

Currently, 5.7 million total IndiHome subscribers have registered on the myIndiHome application. Then, 58.7 million subscribers have downloaded MyTelkomsel and have taken advantage of the various features of the application.

Customer Service Point

TelkomGroup provides customer service points, such as Plasa Telkom and GraPARI, to provide service solutions and products for Telkom and its subsidiaries. As of December 2020, TelkomGroup had 383 Plasa Telkom and 403 GraPARI Centers in Indonesia. There were 19 GraPARI overseas, in Hong Kong, Taiwan, and Timor Leste. Telkom and its subsidiaries also operated 365 units of mobile GraPARI and 896 units of IndiHome sales cars.

Authorized Dealers, Retail Outlets and Modern Channels

TelkomGroup has a non-exclusive distribution network of authorized dealers and retail outlets operating across Indonesia. This distribution network provides various Telkomsel products such as starter packs, prepaid SIM cards, and voucher cards with diverse discounts for marketed products.

Partnership Stores

TelkomGroup collaborates with various third-party marketing outlets to expand its distribution network. These third parties include computer and electronic stores, ATM banking networks, and other business networks.

In 2020 there is a channel shift from Traditional Channels to Modern Channels. During this year, following the COVID-19 outbreak, people changed their recharging behavior, reduced physical interaction, by preferring to transact in modern channels (banking, applications, online, etc.) than at traditional outlets. Therefore, some adjustments and improvements have been made to Traditional Channels and Modern Channels to suit the current situation.

Modern Channels have implemented the Digital Transformation and Destructive Competitive Era 2020 strategy, related to the rapid increase in digital channels (e-commerce, fintech, e-money, and fleet transportation) and shifting customer behavior from Traditional channels to Modern channels.

Telkomsel is changing and refining the KPI model and reward concept for partners to optimize the business model on Traditional channels. For KPIs, there are improvements to strengthen retail sales fundamentals. At the outlet level, Telkomsel increases incentives to be able to compete with competitors and increases outlet engagement to increase outlet advocacy.

Contact Centers

TelkomGroup has a contact center service that operates 24 hours in Semarang, Bandung, and Malang. This contact center facilitates customers in registering, submitting complaints, and obtaining information on IndiHome services and other Telkom products.

Account Management Team

TelkomGroup has account management teams that is responsible for managing customer relationships, portfolios, and customer satisfaction. The account management team serves corporate, SME, government institutions, and Wholesale & International customers. Our account management team that manages our Wholesale & International customer relationships and portfolio currently has 154 members.

Sales Specialist

TelkomGroup has sales specialists who work with account managers to identify and design customer technical needs.

Channel Partner

TelkomGroup collaborates with other parties to increase revenue, both for sales and marketing activities, including organizing events for Enterprise customers. TelkomGroup also works with VAR (Value Added Reseller) to fulfill Enterprise customer demand and reach retail customers.

Website

TelkomGroup has prepared various pages that customers can access according to their needs, including www.telkom.co.id, www.telkomsel.com, and www.telin.net. These pages make customers more convenient to access information, submit complaints, and get several services such as e-billing, registration, and collective billing information.

Social Media

TelkomGroup manages social media to increase customer reach in the digital era. TelkomGroup communicates to customers and gets feedback on products and services fast via Facebook, Instagram, and Twitter.

LinkAja

LinkAja is a digital wallet application that provides bill payment features and purchases of certain products and services from Telkom and its subsidiaries. In managing the LinkAja application, Telkomsel collaborates with state-owned enterprises (SOEs). One of them is digital payment for fuel purchases via MyPertamina.

CUSTOMER RELATIONSHIP MANAGEMENT (CRM)

The TelkomGroup strategy in consumer engagement is by implementing customer relationship management. The TelkomGroup customer relationship management implementation is to identify services that are attractive and following consumer interests with the compilation of data usage to personalize services. One of customer relationship management implements in the IndiHome service. The implementation of customer relationship management can identify and solve problems proactively, which will increase the convenience of IndiHome subscribers. IndiHome can provide more attractive service quality with a strong customer database for each customer's characteristics to improve customer experience.

COMPREHENSIVE FINANCIAL PERFORMANCE

FINANCIAL POSITION OVERVIEW

At the end of 2020, TelkomGroup had total assets of Rp246,943 billion (US$17,576 million), increased 11.6% from Rp221,208 billion at the end of the previous reporting period. The increase in total assets was due to increases in use rights assets, property and equipment, cash and cash equivalents, and long-term investments in debt and equity instruments.

In terms of liabilities, the total liabilities of TelkomGroup were Rp126,054 billion (US$8,972 million), increased by 21.3% from total liabilities in 2019 of Rp103,958 billion. It was due to the increase in lease liability, pension benefits and other post-employment benefits obligations and trade payables.

Telkom and Its Subsidiaries Financial Position 2018-2020

	Growth	Years ended December 31,
	2020-2019	2020		2019	2018
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Current Assets	11.5	46,503	3,310	41,722	43,268
Total Non-Current Assets	11.7	200,440	14,266	179,486	162,928
Total Assets	11.6	246,943	17,576	221,208	206,196
Total Current Liabilities	18.4	69,093	4,918	58,369	46,261
Total Non-Current Liabilities	24.9	56,961	4,054	45,589	42,632
Total Liabilities	21.3	126,054	8,972	103,958	88,893
Total Equity attributable to owners of the parent company	3.0	102,527	7,297	99,561	98,910

Financial Position Comparison

In terms of financial position comparisons, the percentage of current asset and non-current asset was 18.8% and 81.2%. Its composition did not have any significant difference compared to the previous year. For the liabilities, TelkomGroup had 54.8% current liabilities and 45.2% non current liabilities.

Comparison of Financial Position as of December 31, 2020 Compared to as of December 31, 2019

1.	Assets
In the 2020, TelkomGroup total asset was Rp246,943 billion (US$17,576 million), increased by 11.6%, or Rp25,735 billion compared to Rp221,208 billion in 2019. The causes of these changes are:
	a.	Current Assets
Current assets as of 31 December 2020 recorded at Rp46,503 billion (US$3,310 million), increased by 11.5% or Rp4,781 billion from Rp41,722 billion in the last year. It was due to:
		•	An increase in cash and cash equivalents of Rp2,347 billion or 12.9% due to a decrease in cash disbursements for operating and investing activities,
		•	An increase in contract assets by Rp1,036 billion due to the implementation of PSAK 72 related to Telkomsel postpaid customer service,
		•	An increase in other current financial assets by Rp749 billion or 135.2% due to the increase in time deposits by Rp1,031 billion,
		•	An increase in prepaid taxes of Rp601 billion or 23.4% due to an increase in prepaid taxes for Telkom and Subsidiaries' Income Tax, and
		•	An increase in inventories by Rp398 billion or 68.0% due to an increase in inventories for components, SIM cards and blank prepaid vouchers.

The increases were compensated by the trade receivables of Rp458 billion or 3.9% due to a decrease in trade receivables from third parties.

	b.	Non-Current Assets
At the end of 2020, TelkomGroup recorded non-current asset of Rp200,440 billion (US$14,266 million), increased by 11.7% or Rp20,954 billion from Rp179,486 billion in 2019. The changes were due to:
		•	An increase in right of use assets by Rp18,566 billion due to the implementation of PSAK 73 related to asset leases used in Company operations,
		•	An increase in property and equipment by Rp3,950 billion or 2.5% in line with the infrastructure development improvements, especially cable and transmission networks,
•

An increase in long-term investments in financial instruments by Rp2,992 billion or 284.1% due to Telkomsel investment in PT Aplikasi Karya Anak Bangsa (Gojek) in interest-free convertible bonds of US$150 million,

		•	An increase in contract costs by Rp1,254 billion due to the implementation of PSAK 72.
		•	An increase in deferred tax assets – net Rp680 billion or 23.5% due to the increase of Telkom deferred tax assets, and
		•	An increase in intangible assets of Rp400 billion or 6.2% due to the increase of software.

The increases were compensated by:
		•	A decrease in other non-current assets of Rp6.073 billion or 55,7% due to a decrease in prepaid leases of Rp3,170 billion and claim for tax refund of Rp2,284 billion, and
		•	A decrease in long-term investments in associate of Rp1,018 billion or 84.1% due to a decrease in investment value of TiPhone and Indonusa of Rp526 billion and Rp210 billion, respectively.

2.	Liabilities

TelkomGroup's total liabilities as of December 31, 2020 was Rp126,054 billion (US$8,972 million), increased by 21.3% or Rp22,096 billion, compared to 2019 of Rp103,958 billion. Changes in liabilities in 2020 were influenced by the following.

	a.	Current Liabilities

Telkom's and its subsidiaries' current liabilities were Rp69,093 billion (US$4,918 million) at the end of 2020. It increased by Rp10,724 billion or 18.4% compared to the last year of Rp58,369 billion. The TelkomGroup's current liabilities dynamic were mainly due to:

		•	An increase in contract liabilities by Rp7,834 billion due to the implementation of PSAK 72 related to Telkomsel prepaid customer service,
		•	An increase in current maturities of lease liability of Rp4,632 billion or 606.3% due to the implementation of PSAK 73,
		•	An increase in trade payables by Rp3,102 billion or 22.3% due to an increase in trade payables from third parties,
		•	An increase in short-term bank loans by Rp1,229 billion or 14.1% due to additional bank loans from MUFG Bank, HSBC, and Mandiri for working capital purposes of Telkom and its subsidiaries,
		•	An increase in customers deposits by Rp735 billion or 57.0% due to the down payment program for new IndiHome subscribers,
•

An increase in current maturities of long-term borrowings of Rp604 billion or 6.9% due to an increase in current maturities for 2021 of Rp2,214 billion and other borrowings of Rp413 billion. It was compensated by the decrease in bonds and notes of Rp2,013 billion, and

		•	An increase in accrued expenses of Rp529 billion or 3.9% for the expense in salaries and related benefits.

The increases were compensated by:
		•	A decrease in unearned income - current of Rp7,352 billion or 100.0% due to the implementation of PSAK 72.
		•	A decrease in taxes payables by Rp718 billion or 20.9% mainly due to the decrease in VAT payable of Telkom and its subsidiaries.

	b.	Non-Current Liabilities

At the end of 2020, TelkomGroup non-current liabilities was Rp56,961 billion (US$4,054 million), increased by 24.9% or Rp11,372 billion from total non-current liabilities in 2019 of Rp45,589 billion. The increase in non-current liabilities was due to:

		•	An increase in lease liability of Rp8,645 billion or 548.5% due to the implementation of PSAK 73,
•

An increase in the pension benefits and other post-employment benefits obligations amounted to Rp4,898 billion or 60.6% due to an increase in Telkom's defined pension benefits of Rp3,219 billion, Telkomsel pension benefits of Rp1,643 billion, and post-employment health care benefits of Rp411 billion, and

		•	An increase in contract liabilities by Rp1,004 billion due to the implementation of PSAK 72.

The increase was compensated by:
•

A decrease in long-term borrowings and other borrowings of Rp1,732 billion or 5.4% due to the decrease in bank loans of Rp590 billion, other borrowings of Rp508 billion, bonds and notes of Rp476 billion, and two-step loans of Rp158 billion,

		•	A decrease in unearned income - net off current portion of Rp803 billion due to the implementation of PSAK 72, and
		•	A decrease in deferred tax liabilities – net of Rp669 billion or 54.4% mainly due to the decrease in deferred tax liabilities of Telkomsel.

3.	Equity

In line with profit and dividend payments that affect the Company's equity, Telkom and its subsidiaries recorded total equity 2020 of Rp120,889 billion (US$8,604 million), increased by Rp3,639 billion or 3.1% from the 2019 equity of Rp117,250 billion.

PROFIT AND LOSS OVERVIEW

At the end of 2020, Telkom recorded consolidated revenues was Rp136,462 billion (US$9,713 million), or positively grew by 0.7% from the last year of Rp135,567 billion in 2019. It was due to the revenue growth of IndiHome revenues, data, internet, and information technology services revenues as well as interconnection revenues.

The total expense of Telkom and its subsidiaries in 2020 was Rp93,274 billion (US$6,639 million), decreased by 0.7% compared to the previous year of Rp93,913 billion in 2019. It was due to the expense decrease in operation, maintenance, and telecommunication services expense as well as marketing expenses.

From the performances, Telkom resulted in a net profit of Rp20,804 billion (US$1,481 million), positively grew by 11.5%, and EBITDA of Rp72,080 billion that positively grew from the previous year. Telkom and its subsidiaries Comprehensive Profit and Loss Report in the last three years of 2018-2020 is in the following table.

Telkom and Its Subsidiaries Consolidated Profit and Loss in 2018-2020

	Growth	Years ended December 31,
	2020-2019	2020		2019	2018
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	0.7	136,462	9,713	135,567	130,784
Telephone revenues	(22.8)	21,610	1,538	27,978	33,626
Cellular	(22.2)	19,427	1,383	24,978	30,431
Fixed Line	(27.2)	2,183	155	3,000	3,195
Interconnection revenues	22.3	7,686	547	6,286	5,463
Data, internet, and information technology service revenues	4.2	75,816	5,396	72,788	65,552
Celluler internet and data	6.9	59,502	4,235	55,675	45,154
Internet, data communication and information technology services	7.9	9,744	694	9,027	10,386
Short Messaging Service (SMS)	(31.8)	4,817	343	7,063	9,185
Others	71.4	1,753	125	1,023	827
Network revenues	(8.6)	1,689	120	1,848	1,707
IndiHome revenues	21.2	22,214	1,581	18,325	14,310
Other services revenues	(38.0)	5,170	368	8,342	10,126
Manage service and terminal	(25.4)	1,292	92	1,732	1,851
Call center service	5.6	845	60	800	1,052
E-health	5.0	549	39	523	563
E-payment	(11.8)	499	36	566	449
Telecommunication tower leases	(100)	-	-	1,239	909
Sales of peripherals	(100)	0	0	1,109	1,450
Others	(16.4)	1,985	141	2,373	3,852
Revenues from lessor transaction	100	2,277	162	-	-
Expenses	(0.7)	93,274	6,639	93,913	93,009
Depreciation and amortization expenses	24.7	28,892	2,056	23,178	21,406
Operations, maintenance, and telecommunication services expenses	(18.1)	34,593	2,462	42,226	43,791
Operations and maintenance	(18.4)	19,930	1,419	24,410	25,214
Radio frequency usage charges	3.4	5,930	422	5,736	5,473
Leased lines and CPE	(29.7)	3,371	240	4,793	5,125
Concession fees and USO charges	1.7	2,411	172	2,370	2,297
Electricity, gas, and water	(14.2)	946	67	1,102	1,051
Project management	16.2	538	38	463	-
Cost of SIM cards and vouchers	(21.2)	487	35	618	765
Insurance	53.7	378	27	246	193
Vehicles rental and supporting facilities	(26.4)	343	24	466	413
Cost of sales of peripheral	(94.9)	57	4	1,109	1,860
Tower leases	(97.3)	17	1	641	480
Others	(32.0)	185	13	272	920

	Growth	Years ended December 31,
	2020-2019	2020		2019	2018
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Personnel expenses	10.6	14,390	1,024	13,012	13,178
Salaries and related benefits	4.1	8,272	589	7,945	8,077
Vacation pay, incentives and other benefits	22.1	4,321	308	3,538	3,292
Pension benefit cost	(4.3)	804	57	840	1,120
Long Service Award (LSA) expense	0	290	21	290	161
Obligation under the Labor Law	89.7	258	18	136	113
Net periodic post-employment health care benefits cost	51.5	253	18	167	335
Other post-employment benefit cost	145.5	81	6	33	32
Long service employee benefit	100	53	4	-	-
Others	(7.9)	58	4	63	48
Interconnection expenses	6.5	5,406	385	5,077	4,283
Marketing expenses	(6.5)	3,482	248	3,724	4,214
General and administrative expenses	(2.8)	6,511	463	6,696	6,137
Allowance for expected credit losses	0.7	2,267	161	2,283	1,724
General Expenses	9.2	1,805	128	1,653	1,792
Professional fees	23.7	981	70	793	823
Training, education, and recruitment	(33.2)	308	22	461	463
Travelling	(32.9)	275	20	410	415
Social contribution	11.5	223	16	200	181
Collection expenses	9.7	193	14	176	157
Meeting	(33.3)	184	13	276	233
Others	(38.1)	275	20	444	349
Gain (loss) on foreign exchange-net	0	(86)	(6)	(86)	68
Other Income - net	(51.2)	403	29	826	1,002
Operating Profit	2.6	43,505	3,096	42,394	38,845
Finance income	(26.8)	799	57	1,092	1,014
Finance costs	6.6	(4,520)	(323)	(4,240)	(3,507)
Share of profit (loss) of associated companies	48.2	(246)	(18)	(166)	53
Impairment of long-term investment in associated companies	(34.9)	(763)	(54)	(1,172)	-
Profit Before Income Tax	2.3	38,775	2,760	37,908	36,405
Income Tax (Expense) Benefit	(10.7)	(9,212)	(656)	(10,316)	(9,426)
Profit for the Year	7.1	29,563	2,104	27,592	26,979
Other comprehensive income (loss)	(63.2)	(3,577)	(255)	(2,192)	4,942
Net comprehensive income for the year	2.3	25,986	1,850	25,400	31,921
Profit for the year attributable to owners of the parent company		20,804	1,481	18,663	18,032
Profit for the year attributable to non-controlling interest		8,759	624	8,929	8,947
Net comprehensive income attributable to owner of the parent company		17,595	1,252	16,624	22,844
Net comprehensive income for the year attributable to non-controlling interest		8,391	598	8,776	9,077

Profit and Loss Comparison

In 2020, TelkomGroup recorded the highest composition revenue was from data, internet, and information technology service revenues of 55.6%, followed by IndiHome revenue by 16.3% and telephone revenue by 15.8%.

For the recorded expense in 2020, TelkomGroup's highest composition expense was the operation, maintenance, and telecommunication services expense of 37.1% and depreciation and amortization expenses of 31.0% of the total Company’s expense due to property and equipment, software, hardware, and technology infrastructure use. The lowest expense was the marketing expense with a percentage of 3.7%.

Comparison of Profit and Loss for The Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

1.	Revenues

Telkom and its subsidiaries recorded revenues in 2020 of Rp136,462 billion (US$9,713 million), increased by 0.7% or Rp895 billion, from Rp135,567 billion in 2019. The increase was mainly due to the higher data, internet, and information technology services revenues, as well as IndiHome revenues.

a.	Cellular Telephone Revenues

The cellular voice revenue decreased in 2020 by 22.2% to Rp19,427 billion (US$1,383 million) compared to the last year of Rp24,978 billion. The decrease was in line with the people transformation behavior to use Over The Top (OTT) services for communication.

b.	Fixed Lines Telephone Revenues
Fixed lines telephone revenues negatively grew by 27.2% in 2020 to Rp2,183 billion (US$155 million), compared to the 2019 of Rp3,000 billion. It was impacted by the more mobile people behavior.

c.	Data, Internet, and Information Technology Services Revenues

At the end of 2020, TelkomGroup recorded data, internet, and information technology services revenue of Rp75,816 billion (US$5,396 million), increased by 4.2% or Rp3,028 billion compared to the 2019 revenue of Rp72,788 billion.

The increase revenue of data, internet, and data cellular was due to:
• An increase revenue in cellular internet and data, that positively grow by Rp3,827 billion or 6.9% due to growth in mobile data usage from 6.7 million terabytes to 9.7 million terabytes,
• An increase in others revenue of Rp730 billion or 71.4%, which was due to the growth of data center and cloud, and
• An increase revenue in Internet, data communication, and information technology services of Rp717 billion or 7.9% by IT service growth.

The increase was compensated by the decrease in SMS revenue by Rp2,246 billion or 31.8% due to the transformation usage from SMS to over the top (OTT) services.

d.	Interconnection Revenues

TelkomGroup interconnection revenue from Telkom fixed line telephone, including from international direct services from IDD 007, and Telkomsel cellular network. In 2020, Telkom reported interconnection revenues of Rp7,686 billion (US$547 million), increased from the last year by Rp1,400 billion or 22.3% from Rp6,286 billion in 2019. The growth was due to the traffic increase across countries, significantly for A2P (application to person) SMS service.

e.	Network Revenues

In 2020, TelkomGroup recorded a negative growth in network revenues by 8.6% or Rp159 billion, from Rp1,848 billion in 2019 to Rp1,689 billion (US$120 million). The decrease was due to a decrease in leased line and satellite revenues.

f.	IndiHome Revenues

IndiHome revenues positively increased in 2020 by 21.2% to Rp22,214 billion (US$1,581 million), compared to 2019 of Rp18,325 billion. It was due to the higher IndiHome subscribers by 14.5% to 8.0 million subscribers, with the higher data traffic from 13,7 million terabytes to 24,5 million terabytes. Besides, there were 3 million add-on minipack transactions by IndiHome subscribers in 2020.

g.	Other Services Revenues

In the other services revenues, Telkom recorded 2020 revenue of Rp5,170 billion (US$368 million), decreased by 38.0% or Rp3,172 billion compared to the 2019 revenues of Rp8,342 billion. The decrease was due to:

• A decrease in tower lease revenue of Rp1,239 in line with the implementation of PSAK 72, it is transferred to revenues from lessor transactions,
• A decrease in sales of peripherals by Rp1,109 billion or 100%, mainly due to the revenue decrease in sales of peripherals of PT PIN,

• A decrease in manage service and terminal revenue by Rp440 billion or 25.4%, in line with enterprise business strategy to reduce low margin services, and
• A decrease in others revenue by Rp388 billion or 16.4%, mainly due to decrease revenue from Telkom Infra construction.

	h.	Revenues from Lessor Transactions

Revenues from lessor transactions was Rp2,277 billion in 2020 that resulted from the adoption of PSAK 72. Under PSAK 72, we require to disclose revenues from lessor transactions, such as leases, separately from contracts with customers revenues. Revenues from lessor transactions previously classified as data, internet and information technology revenue, and other revenue.

2.	Expense
In the 2020 reporting period, Telkom recorded total expenses decreased by 0.7% or Rp639 billion from Rp93,913 billion in 2019 to Rp93,274 billion (US$6,639 million) in 2020. These changes were due to:
	a.	Operation, Maintenance and Telecommunication Service Expense

TelkomGroup recorded operating, maintenance, and telecommunications services expenses in 2020 of Rp34,593 billion (US$2,462 million), decreased by 18.1% or Rp7,633 billion compared to the last year of Rp42,226 billion. The decrease of the operating, maintenance, and telecommunications services expenses were due to:

• A decrease in operation and maintenance expenses by Rp4,480 billion or 18.4%. It was mainly due to the implementation impact of PSAK 73 related to the Amortization of Use Rights Assets,
• A decrease in leased line and CPE expenses by Rp1,422 billion or 29.7%, in line with the decrease in Enterprise segment revenue in providing end-to-end IT Solutions,
• A decrease in cost of sales of peripherals by Rp1,052 billion or 94.9%, in line with the decrease in sales of peripherals, and
• A decrease tower leases expense of Rp624 billion or 97.3% due to Telkomsel tower lease expense efficiency after selling part of its towers to Mitratel.

	b.	Depreciation and Amortization Expense

At the end of 2020, TelkomGroup recorded depreciation and amortization expenses of Rp28,892 billion (US$2,056 million), increased by 24.7% or Rp5,714 billion compared to the last year of Rp23,178 billion. This increase was due to the implementation impact of PSAK 73 related to the Amortization of Use Rights Assets.

	c.	Personnel Expense

Personnel expenses in 2020 increased by 10.6% or Rp1,378 billion to Rp14,390 billion (US$1,024 million) if compared to the last year expense of Rp13,012 billion. This increase was due to the expense increase in vacations pay, incentives and other benefits of Rp783 billion and expense increase in salaries and related benefits of Rp 327 billion. It is in line with the increase of TelkomGroup employees.

	d.	Interconnection Expense

TelkomGroup recorded interconnection expenses in 2020 increased by Rp329 billion or 6.5%. Therefore, interconnection expenses increased from Rp5,077 billion in 2019 to Rp5,406 billion (US$385 million) in 2020 in line with the increase of interconnection revenue.

	e.	Marketing Expense

TelkomGroup marketing expenses in 2020 was Rp3,482 billion (US$248 million), decreased by 6.5% or Rp242 billion, if compared to the last year of Rp3,724 billion. The decrease was in line with more selective marketing programs implementation.

	f.	General and Administrative Expense

General and administrative expenses was Rp6,511 billion (US$463 million) in 2020, decreased by 2.8% or Rp185 billion if compared to the 2019 reporting period of Rp6,696 billion. The decrease was due to a decrease in training, education, and recruitment costs by Rp153 billion.

3.	Gain (Losses) on Foreign Exchange-net

TelkomGroup's business includes various transactions, including transactions in foreign currencies. Therefore, fluctuations in exchange rates that occur throughout the year may have a positive or negative impact on the Company's financial transactions.

In the reporting period, TelkomGroup recorded losses on foreign exchange - net of Rp86 billion (US$6 million), which is the same as 2019.

4.	Other Income - net
In the other income - net, TelkomGroup recorded other income of Rp403 billion (US$29 million) in 2020. It indicated a decrease by 51.2% or Rp423 billion if compared to the last year Rp826 billion.

5.	Operating Profit and Operating Profit Margin

Amid the COVID-19 pandemic, TelkomGroup recorded operating profit in 2020 of Rp43,505 billion (US$3,096 million). If compared to the operating profit in 2019 of Rp42,394 billion, it increased by 2.6%. Operating profit margin in 2020 increased by 31.9% from the previous year of 31.3%.

6.	Profit Before Income Tax and Pre-Tax Margin
TelkomGroup profit before income tax in 2020 grew by 2.3% or Rp867 billion, from Rp37,908 billion in 2019 to Rp38,775 billion (US$2,760 million). Pre-tax margin increased from 28.0% in 2019 to 28.4%.

7.	Income Tax (Expense) Benefit

Income tax expense decreased by Rp1,104 billion or 10.7%, from Rp10.316 billion in 2019 to Rp9,212 billion (US$656 million) in 2020. The decrease was the result of the provision of tax stimulus from the Government during the COVID-19 pandemic.

8.	Other Comprehensive Income (Losses)

In 2020, Telkom recorded other comprehensive losses of Rp3,577 billion (US$255 million), compared to other comprehensive losses of Rp2,192 billion in 2019. The other comprehensive losses were caused by defined benefit actuarial losses - net of Rp3,596 billion.

9.	Profit for The Year Attributable to Owners of The Parent Company
Profit for the year attributable to owners of the parent company increased by Rp2,141 billion or 11.5%, from Rp18,663 billion in 2019 to Rp20,804 billion (US$1,481 million) in 2020.

10.	Profit for The Year Attributable to Non-Controlling Interest
Profit for the year attributable to non-controlling interests decreased to Rp8,759 billion (US$624 million) with the decline of 1.9%, if compared to Rp8,929 billion in 2019.

11.	Total Comprehensive Income for The Year
In 2020, total comprehensive income for the year was Rp25,986 billion (US$1,850 million), increased by 2.3% or Rp586 billion from Rp25,400 billion in 2019.

12.	Net Income per Share
TelkomGroup recorded net income per share in 2020 of Rp210.01, increased by 11.5% or Rp21.61, compared to the last year of Rp188.40 per share.

CASHFLOW OVERVIEW

In general, TelkomGroup cash and cash equivalent was decent valued at Rp20,589 billion (US$1,466 million). The highest net cash provided by operating activities of Rp65,317 billion, while net cash used in investing activities was minus Rp35,256 billion that mostly used for investment in property and equipment, infrastructure, and other investment. Net cash used in financing activities was minus Rp27,753 billion, that used for dividend and loan payment during 2020.

TelkomGroup Cashflow 2018-2020

	Growth	Years ended December 31,
	2020-2019	2020		2019	2018
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Net Cash
provided by operating activities	18.9	65,317	4,649	54,949	45,671
used in investing activities	(1.5)	(35,256)	(2,509)	(35,791)	(35,090)
used in financing activities	52.1	(27,753)	(1,975)	(18,247)	(18,458)
Net increase in cash and cash equivalents	153.3	2,308	165	911	(7,877)
Effect of exchange rate changes on cash and cash equivalents	(136.1)	39	3	(108)	171
Cash and cash equivalents at beginning of year	4.6	18,242	1,298	17,439	25,145
Cash and cash equivalents at end of year	12.9	20,589	1,466	18,242	17,439

Cashflow Comparison

The composition of TelkomGroup cash receipt in 2020 indicated that the highest cash receipt was of operating activities of 84.8%, followed by the cash receipt of financing activities of 14.9%. This composition indicated that TelkomGroup operational activities was supported by the Company’s internal and external funds.

Comparison of Cash Flow for Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

As of December 31, 2020, TelkomGroup recorded total cash and cash equivalents of Rp20,589 billion (US$1,466 million). When compared to the previous year's total cash and cash equivalents of Rp18,242 billion, it increased by Rp2,347 billion or 12.9%.

The highest cash receipts in 2020 was operating activities of Rp139,451 billion or 84.8%, followed by financing activities of Rp24,469 billion which contributed 14.9% to the total cash receipts. The least cash receipts were investing activities of Rp475 billion or 0.3%.

In terms of cash disbursements, Rp74,134 billion or 45.7% of the total cash disbursements was used for operational activities. Other cash disbursements were for financing activities of Rp52,222 billion or 32.3% and investment activities of Rp35,731 billion or 22.0% of total cash disbursements.

1.	Cash Flow from Operating Activities
Net cash provided by operating activities recorded of Rp65,317 billion (US$4,649 million) in 2020, it increased if compared to 2019 of Rp54,949 billion.

In cash receipts from operating activities, TelkomGroup recorded of Rp139,451 billion in 2020, it increased if compared to the last year of Rp138,673 billion, with the inclining rate of 0.6% or Rp778 billion. The cash receipts were obtained from:

	•	Cash receipts from customers and other operators of Rp133,610 billion,
	•	Cash receipts from tax refund of Rp4,687 billion,
	•	Cash receipt from finance income of Rp806 billion, and
	•	Cash receipts from (payments for) others - net of Rp348 billion.

On the other hand, cash disbursements for operating activities in 2020 recorded of Rp74,134 billion, it decreased if compared to cash disbursements in 2019 of Rp83,724 billion. The cash disbursement was used for:

	•	Cash payment for expenses of Rp40,533 billion,
	•	Cash payment for corporate and final income taxes of Rp11,452 billion,
	•	Cash payments to employees of Rp11,057 billion,
	•	Cash payments for finance costs of Rp4,768 billion,
	•	Cash payments for short-term and low-value lease assets of Rp3,731 billion, and
	•	Cash payments for value added taxes - net of Rp2,593 billion.

2.	Cash Flow from Investing Activities
Net cash used in investment activities in 2020 was minus Rp35,256 billion (US$2,509 million), compared to the previous year of minus Rp35,791 billion in 2019.

Cash receipts from investment activities were Rp475 billion, decreased by 85.4% or Rp2,771 billion compared to 2019 of Rp3,246 billion. Cash receipts were from:
	•	Proceeds from the sale of property and equipment of Rp236 billion,
	•	Proceeds from insurance claims of Rp234 billion, and
	•	Dividend received from associated company of Rp5 billion.

For investment activity cash disbursements in 2020, Telkom recorded of Rp35,731 billion, decreased by 8.5% or Rp3,306 billion from Rp39,037 billion in 2019. The cash disbursement was used for:
	•	Purchase of property and equipment of Rp29,560 billion,
	•	Purchase of long-term investment in financial instrument of Rp2,809 billion,
	•	Purchase of intangible assets of Rp2,538 billion,
	•	Placement in proceeds from other current financial assets - net of Rp769 billion, and
	•	Additional contribution on long-term investments in associates of Rp28 billion.

3.	Cash Flows from Financing Activities
At the end of 2020, TelkomGroup's net cash used in financing activities was minus Rp27,753 billion (US$1,975 million), compared to minus Rp18,247 billion in 2019.

Cash receipts from financing activities in 2020 were recorded at Rp24,469 billion, decreased by 8.0% compared to the last year of Rp26,583 billion. The cash receipts came from the proceeds from loans and other borrowings of Rp24,469 billion.

TelkomGroup cash disbursement for financing activities were of Rp52,222 billion, increased by 16.5% or Rp7,392 billion from Rp44,830 billion in 2019. Cash disbursement was used for:
	•	Cash dividends paid to the Company's stockholder and non-controlling interest of subsidiaries of Rp15,262 billion and Rp7,778 billion respectively,
	•	Repayments of loan and other borrowings of Rp24,380 billion, and
	•	Payment of principal portion of lease liabilities of Rp4,802 billion.

SOLVENCY

TelkomGroup's 2020 consolidated financial statements show the Company's decent liquidity and solvency, with the ability to pay the positive short and long-term liabilities. In general, TelkomGroup's debt repayment efforts originate from cash inflows from operational activities. Telkom's management can manage its operations in maintaining liquidity without relying on non-operating cash flow funds.

SHORT-TERM LIABILITY

TelkomGroup monitors the current ratio, quick ratio, and cash ratio as a basis for measuring the Company's ability to pay its short-term liabilities. TelkomGroup always monitors these three ratios to maintain liquidity and ensure the availability of funds to pay for short-term liabilities that are due. Supervision of liquidity levels is necessary so that TelkomGroup can utilize assets optimally and productively.

In the 2020 period, Telkom has a strategy to maintain its ability to pay the short-term liabilities by keeping the current ratio percentage above the industry average current ratio. Other than that, TelkomGroup maintains the availability of loan facilities that can be withdrawn if needed.

TelkomGroup Liquidity Ratio 2018-2020

Ratio	2020	2019	2018
Current Ratio	67.3%	71.5%	93.5%
Quick Ratio	48.4%	52.9%	66.8%
Cash Ratio	31.7%	32.2%	40.5%

LONG-TERM LIABILITY

TelkomGroup closely monitors the Debt to Equity Ratio, the debt to EBITDA ratio, and the EBITDA to interest expense ratio to measure the ability to pay the long-term liabilities. Telkom's consolidated financial statements as of December 31, 2020, show a Debt to Equity Ratio of 0.54 times and the debt to EBITDA ratio of 0.91 times. The EBITDA to interest expense ratio is 15.9 times. It demonstrates the ability of Telkom and its subsidiaries to pay long-term liabilities with a low risk defaulted.

TelkomGroup optimizes the internal funds to meet the Company's funding to maintain financial quality and stability. TelkomGroup also implements a debt reprofiling strategy. The reprofiling effort is an improvement to the debt profile by changing several of the debt with floating interest to fixed interest. The main objective of this process is to reduce interest expense and exposure to future interest rate fluctuations.

The following data table shows the Debt to Equity Ratio, debt to EBITDA ratio, and the EBITDA to interest expense ratio for the last three years.

Ratio	2020		2019		2018
Debt To Equity Ratio	0.54	X	0.44	X	0.38	X
Debt To EBITDA	0.91	X	0.80	X	0.74	X
EBITDA to interest expense	15.9	X	15.3	X	16.9	X

For further information regarding liquidity related to the discussion of Telkom and its subsidiaries liabilities, see Notes 19 and 20 in TelkomGroup's 2020 Consolidated Financial Statements.

CAPITAL STRUCTURE AND THE MANAGEMENT POLICIES FOR CAPITAL STRUCTURE

CAPITAL STRUCTURE

Currently, TelkomGroup has a capital structure policy, which emphasize the funding sources use from short-term debt, long-term debt, and equity. The largest composition of TelkomGroup's capital structure was equity and then followed by long-term debt as of December 31, 2020. There was no significant change in the equity and capital composition in 2020 compared to the previous reporting year.

The following diagram and table illustrate the composition and structure of Telkom's capital over the past three years.

Capital Structure	2020		2019	2018
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Debt	65,462	4,659	52,084	44,087
Short Term Debt	9,934	707	8,705	4,043
Long Term Debt	55,528	3,952	43,379	40,044
Equity	102,527	7,297	99,561	98,910
Total	167,989	11,956	151,645	142,997

MANAGEMENT POLICY FOR CAPITAL STRUCTURE

TelkomGroup must maintain creditworthiness as a public company, which reflect in its credit rating and capital structure. The TelkomGroup capital structure in 2020 was maintained by referring to the debt level below the industry average. It shows in the Debt to Equity Ratio and the Debt to EBITDA Ratio.

In 2020, TelkomGroup optimized the capital cost (weighted average cost of capital), tax benefits and maintained a balance of capital structure by monitoring financial ratios. It supported the Company's policy on the capital structure to determine the optimal funding composition from capital and debt. This policy was also the basis for making decisions to add or pay for short and long-term debt. TelkomGroup can renew the financing scheme if it is considered more efficient and profitable.

In 2020, TelkomGroup recorded the Debt to Equity ratio (DER) of 0.54 times, while in 2019, it was 0.44 times. Telkom's debt service coverage ratio as of the end of 2020 was 2.5 times, while in 2019, it was 2.8 times. More detailed information regarding management policies on the capital structure can be seen in Note 39 of Capital Management in TelkomGroup's 2020 Consolidated Financial Statements.

REALIZATION OF CAPITAL EXPENDITURE

In 2020, TelkomGroup has realized investment in capital expenditure based on the Company's needs and strategies. Investments also aim to anticipate changes in technology that occur dynamically. The denomination of investment in capital expenditure used by TelkomGroup presents in two currencies, namely Rupiah and US Dollars.

STRATEGY AND OBJECTIVES OF INVESTMENT IN CAPITAL EXPENDITURE

The Company's business strategy in building infrastructure and enhancing business portfolios was the basis for Telkom's investment strategy and objectives for capital expenditure in 2020. Telkom focused on increasing business in the current digital era to maintain business growth based on digital connectivity, digital platform, and digital services.

TYPES OF INVESTMENT IN CAPITAL EXPENDITURE

Capital expenditure carried out by Telkom and its subsidiaries can be categorized as follows:

•	Broadband services, comprising of mobile (4G) and fixed broadband access;
•	Network infrastructure, comprising of the transmission network, metro ethernet and Regional Metro Junction (RMJ), and IP backbone;
•	Data Center, IT, applications and content, as well as service node; and
•	Other supporting capital expenditures, for example tower.

AMOUNT OF INVESTMENT IN CAPITAL EXPENDITURE

In 2020, the total investment realization of Telkom and its subsidiaries capital expenditure was Rp29,436 billion or US$2,096 million. It decreased by 19.5% from the previous year of Rp36,585 billion. The following are some of Telkom and its subsidiaries capital expenditure in 2020:

•	Constructed Telkomsel BTS.
••	Constructed submarine cable projects of Luwuk-Morowali-Kendari, Sarmi-Wasai-Manokwari-Supiori, Gili Lombok and Labuan Bajo submarine cable.
••	Building neuCentrix and hyperscale data center.

The following table present data and information regarding the investment value of Telkom and its subsidiaries capital expenditure in the last three years.

TelkomGroup’s Capital Expenditure Investment 2018-2020

	Years ended December 31,
	2020		2019	2018
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Investment in Capital Expenditure	29,436	2,096	36,585	33,620

MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

OBJECTIVES OF MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

The objective of material commitment for Telkom investment in capital expenditures made as a digital telecommunications company includes transmission and network equipment and other digital infrastructure. Therefore, in 2020 there were material commitments between Telkom and its subsidiaries with other parties in the project agreements, which the further information is in Note 36 regarding Significant Commitment and Agreement in TelkomGroup's 2020 Consolidated Financial Statements.

SOURCES OF FUNDS TO FULFILL OF MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

TelkomGroup's leverage level in 2020 was in good condition to funding its capital expenditure. TelkomGroup has other funding alternatives, namely internal and external sources of funds such as bank funding, debt instruments, or additional share capital for investment in capital expenditure under predetermined business plans.

DENOMINATED CURRENCIES OF MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

Telkom has its investment characteristics, namely using several currency denominations in material commitment for investment in capital expenditure. This denomination consists of Rupiah and several foreign currencies, namely US Dollar and HK Dollar. The highest material commitment is in the Rupiah currency of Rp10,727 billion.

The following table is the composition of the value of the material commitment for the investment of capital expenditure in Rupiah and foreign currencies as of December 31, 2020:

Table of Material Commitment based on Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(in million)	(in billion)
IDR	-	9,789
USD	66.05	929
HKD	0.24	0
Total		10,727

FOREIGN CURRENCY RISK MITIGATION OF MATERIAL CONTRACTS FOR CAPITAL EXPENDITURE

Currency rate fluctuations can increase the risk of material commitment of capital expenditure using foreign currencies. Therefore, TelkomGroup determines time deposits and receivables in foreign currencies with a minimum amount of 25% of the outstanding foreign currency short-term liabilities. With this policy, TelkomGroup can compensate for the loss of exchange rate fluctuations with the advantage of time deposits and receivables so that the risk of exchange rate fluctuations can be minimized.

A more detailed explanation regarding material commitments for investment in capital expenditure and foreign currency exchange rate risk can be seen in Note 36 Significant Commitment and Agreements and Notes 38 Financial Instruments in TelkomGroup's 2020 Consolidated Financial Statements.

RECEIVABLES COLLECTABILITY

In 2020, TelkomGroup had a decent receivables collectability level with consolidated maturity receivables as of December 31 for 2020 and 2019, which are not impaired or collectible of Rp4,217 billion and Rp3,942 billion. The accounts receivable turnover ratio was recorded at 11.8%, while the average collection time ratio was 30.9 days.

To minimize customer credit risk, TelkomGroup always monitors receivables and collection balances regularly.  Telkom has made various attempts in collecting accounts receivable, such as by conducting visits and direct collection processes to the customer; cooperating with partners regarding account receivable collection service; and actively contacting customers via telephone, letter, or email.

TelkomGroup Receivables Collectability Table 2018-2020

Ratio	Average Collection Duration Ratio (%)
	2020	2019	2018
Average collection ratio (days)	30.9	31.2	28.8
Receivables turnover ratio (%)	11.8	11.7	12.7

ANALYSIS AND EXPLANATION OF RECEIVABLES COLLECTABILITY

In analyzing accounts receivable based on the age of accounts receivable, TelkomGroup classifies receivables as follows.

Analysis of TelkomGroup Accounts Receivables by Age Period 2018-2020

Analysis of Accounts Receivable By Age	2020	2019	2018
	Rp (billion)
Not past due	7,818	8,250	7,512
0 – 3 months	2,300	2,583	2,244
3 – 6 months	1,274	1,314	1,797
> 6 months	8,307	5,853	4,890
Total receivables before provision	19,699	18,000	16,443
Provision for impairment of receivables	(8,360)	(6,203)	(5,029)
Net receivables after provision	11,339	11,797	11,414

TelkomGroup establishes a provision for impairment of trade receivables based on the collective historical impairment rate and individual customer credit historical rates. Provision for impairment of receivables in 2020 was Rp8,360 billion, higher than the provision for 2019 of Rp6,203 billion. Further discussion of TelkomGroup's receivables can be seen in Note 5 Accounts Receivable in TelkomGroup's 2020 Consolidated Financial Statements.

MATERIAL INFORMATION AND FACT AFTER ACCOUNTANT REPORTING DATE

Following the principles of transparency and accountability in carrying out Good Corporate Governance, TelkomGroup requires to convey material information and facts after the date of financial reporting. Some material information and facts that occurred after the date of the accountant's report as of December 31, 2020, are as follows:

Material Information and Fact After Accountant Reporting Date for 2020 Reporting Period

No	Material Information and Facts
1.

On February 2, 2021, the Government enforced Government Regulation Number 35 of 2021 (PP 35/2021) to implement the provisions of Article 81 and Article 185 (b) of Law no. 11/2020 concerning Job Creation which aims to create the widest possible job opportunities.

PP 35/2021 regulates work agreements for a certain period of time (non-permanent employees), outsourcing, working time, rest periods and termination of employment, which can affect the minimum benefits that must be given to employees.

At the date the consolidated financial statements were authorized, the Group was still evaluating the potential impact of implementing the implementing regulations PP 35/2021, including the impact on the Group's consolidated financial statements for the next reporting period.

2.	On February 3, 2021, Dayamitra purchased 134,999 shares of PST from Ibu Rahina Dewayani amounting to Rp58 billion causing Dayamitra has 99.99% ownership of PST.
3.	Based on Board of Commisioner’s Decree No. 02/KEP/DK/2021 dated February 26, 2021, the composition of Audit Committee were changed to as follows:
	Independent Commissioner	: Chandra Arie Setiawan
	Independent Commissioner	: Marsudi Wahyu Kisworo
	Independent Commissioner	: Wawan Iriawan
	Commissioner	: Marcelino Rumambo Pandin
	Commissioner	: Ahmad Fikri Assegaf
	Financial Expert	: Emmanuel Bambang Suyitno
4.	In February, March, and April 2021, the Group make repayment and withdrawn several credit facilities, as follows:
i.

On February 25 and 26, 2021, Dayamitra withdrawn facilities from BCA, Bank Mandiri, Bank Permata, and Syndication Bank Mandiri and BNI amounting to Rp1,750 billion, Rp1,600 billion, Rp500 billion, and Rp424 billion, respectively.

ii.

On March 8, 2021, the Company withdrawn credit facilities from BCA, Bank Mandiri, Bank of China, and HSBC amounting to Rp500 billion, Rp2,000 billion, Rp1,000 billion (which fully repaid on April 8, 2021), and Rp500 billion.

	iii.	On March 17, 2021, Telkomsel repaid its loan to Bank Mandiri amounting Rp2,000 billion and on March 31, 2021, Telkomsel withdrawn the facility amounting Rp1,000 billion.
	iv.	On April 23, 2021, Telkomsel withdrawn facilities from MUFG Bank amounting to Rp1,500 billion.

Detailed explanations regarding the above transactions can be found in TelkomGroup's 2020 Consolidated Financial Statements., particularly in Note 41 Subsequent Event.

BUSINESS PROSPECTS AND SUSTAINABILITY OF THE COMPANY

The COVID-19 pandemic has weakened various industrial sectors and put heavy pressure on the national economy. The Government's decision to implement measurable social restrictions through large-scale social restrictions (PSBB) worked well to suppress the spread of the pandemic and with a series of fiscal and monetary policies and stimuli to promote economic growth. Indonesia only recorded a decline in Gross Domestic Product (GDP) of -2.07% in 2020, better than the economic decline of other countries such as Singapore -5.4%, Malaysia -5.6%, and Thailand -6.1%.

In terms of the significant macro indicators, the Rupiah exchange rate against the USD in 2020 slightly declined but was within a controlled range. Based on data from Bank Indonesia, on January 2, 2020, the USD exchange rate was at Rp13,895 per USD, and the USD exchange rate on December 31, 2020, was closed at Rp14,105. Meanwhile, the Bank Indonesia benchmark interest rate (BI 7 Days Repo Rate), which was at 5% in early 2020, was lowered to 3.75% at the end of December 2020, as BI's effort to support economic growth during the COVID-19 pandemic.

Changes in people's behavior in 2020 make digital services even more significant. TelkomGroup has anticipated and fulfilled the community needs by keep providing and develop digital services optimally. The COVID-19 pandemic situation has indirectly encouraged Telkom to accelerate its transformation to a digital telecommunication company.

The Government's consistency in maintaining sustainable economic growth, including the potential for the digital economy, opens opportunities for TelkomGroup business development. The Government's efforts to develop a sustainable economy currently emphasizes several aspects, including the development of reliable human resources (HR), infrastructure development to connect economic resources for supporting tourism development, simplification of regulations with the issuance of the Omnibus Law Cipta Lapangan Kerja, simplification of the bureaucracy, and transforming the economy from natural resources to modern manufacturing and high value-added services.

Even though macroeconomic conditions are entering a difficult period in general, TelkomGroup remains involved in the vision and mission of national development. TelkomGroup considers the current challenges as opportunities to be the economic digitization leader with its three business pillars of digital connectivity, digital platforms, and digital services. Amid a depressed national economy, the telecommunications and information industry in 2020 grew by 10.58%, in line with the development of the digital economy, which is increasingly needed to support people activities. Meanwhile, the competition between operators expected to be healthier with more focus on the quality and variety of services according to customer needs and growing market potential.

Throughout 2020, TelkomGroup still implemented the main program to deliver the best quality of digital connectivity services with improved customer experience, develop digital talent and establish digital platform business leveraging group collaboration & synergy, and drive portfolio optimization along with cost leadership and lean organization. TelkomGroup believes that the transformation consistency to be a digital telecommunication company will make TelkomGroup a leading company in Asia. In line with TelkomGroup's efforts to provide the best digital customer experience, Telkom is strengthening its leadership position in its core businesses, such as digital connectivity, building and developing digital talent to accelerate digital platform growth, and encouraging increased business value through portfolio optimization and lean organization.

Regarding the TelkomGroup business segment prospects in the ongoing COVID-19 pandemic, the increasing digital services and technology usage provides opportunities for the Company to support the digital economy growth in Indonesia. The transformation from legacy to data services encourages the telecommunications industry to become the spearhead in fulfilling the national digital connectivity and service needs. Telkom commits to providing reliable and high-quality fixed and mobile broadband along with digital platforms and services across the country so that it can support people's productive and creative activities.

Telkom continues to focus on 3 (three) areas for the Mobile segment, such as increasing the potential for growth in high-value customers, mobile solution services for the Enterprise segment, and developing various digital services such as mobile financial services, games, and videos. For the B2B segment, Telkomsel continues to penetrate digital solutions such as Digital Advertising (MyADS Telkomsel), Big Data (Telkomsel MSight), and the Internet of Things (Telkomsel IoT) to be able to create cross-industry breakthroughs. And for the B2C segment, based on customer-centricity, Telkom through Telkomsel develops digital products according to customer needs. Telkomsel's portfolio in its own digital services includes Digital Lifestyle (MAXstream, LangitMusik, Dunia Games), Mobile Financial Services (LinkAja), and Digital Banking (mBanking Telkomsel).

For the Consumer segment, Telkom has a great opportunity in competition for fixed broadband service providers. Telkom focuses on delivering high-quality fixed broadband services to meet internet needs while at the same time supporting a variety of attractive digital services. The penetration of fixed broadband services in Indonesia is still relatively low at around 15% and the need for high-quality internet to homes increasingly needed, in line with the working and studying at home trend, and other activities such as shopping via e-commerce or entertainment. To increase coverage of broadband services for Indonesian, Telkom also explores building synergies between the Mobile and Consumer segments with innovative fixed wireless product development that can complement one another.

In the Enterprise segment, data center development is one of the business lines that Telkom will develop in the future. The data center business has high potential demand along with the development of digital services such as e-commerce and various other digital solutions and provides good profitability.

In the Wholesale and International Business segment Telkom will continue to focus on increasing the telecommunications tower and Voice Wholesale business, provide telecommunications services and networks, data centers, infrastructure management services, and power solutions for telecommunications network/service providers and digital ecosystems, both domestic and regional. Besides, the Global Digital Hub development, which provides direct broadband connectivity between Europe, Asia, and America, will continue to develop. The Indonesia Global Gateway (IGG) submarine cable supports the development that connects the SEA-ME-WE 5 submarine cable with the SEA-US submarine cable. Telkom will be the main gateway for digital connectivity as an enabler, which brings domestic to global traffic, global traffic to domestic and also brings traffic between countries (hubbing), both for voice traffic and A2P (Application-to-person) SMS.

COMPARISON OF INITIAL YEAR TARGET AND THE REALIZATION

Until the end of 2020, Telkom experienced revenue growth of 0.7% to Rp136,462 billion compared to the previous reporting period. Telkom's EBITDA was recorded at Rp72,080 billion and Net Profit of Rp20,804 billion. The EBITDA margin and Net Profit margin recorded at 52.8% and 15.2%, respectively.

To realize the business strategy to strengthen the digital business, Telkom used Rp29,436 billion for capital expenditures during 2020. It was 21,6% of total revenue.

Comparison of TelkomGroup Targets and Realizations in 2020

Indicator	Realization In 2020	Targets In Initial 2020
Revenue Growth	Revenues grew by 0.7%.

With COVID-19 impacts, we estimated the Company could create slightly positive growth, that we were convinced in IndiHome’s double-digit growth, the mobile segment with Telkomsel’s single-digit growth, meanwhile the enterprise segment would encounter a growth pressure.

EBITDA Margin and Net Income Margin	EBITDA Margin increased to 52.8% while Net Income Margin increased to 15.2%.

EBITDA Margin and Net Income Margins were projected to slightly decline in line with the development of broadband infrastructure, both for mobile and cellular, accompanied by an increase in the revenue share of digital business.

Capital Expenditure	The realization of Capital Expenditures is to Rp29,436 billion, or 21.6% of revenue with focused investment in digital business infrastructure.	Capital Expenditure was planned around 25% of revenue with an investment focus on digital business infrastructure.

TARGET OR PROJECTIONS FOR THE FOLLOWING YEAR

TelkomGroup is currently striving to achieve sustainable company growth following the 2021-2025 Framework as the foundation for a corporate strategy that emphasizes the development of three main pillars, such as digital connectivity, digital platform, and digital services. The three pillars become a value proposition or portfolio direction supported by seven other pillars as a delivery direction. They are portfolio optimization, technology, organization, synergy and operational excellence, individual and corporate culture, inorganic, and governance.

In 2021, with excellent growth, IndiHome as one of the foremost digital products and services can increase its contribution to TelkomGroup's revenue. IndiHome expects to continue to grow in the future and sustain TelkomGroup's legacy products and services revenue, which has declined along with the society's digitalization transformation. It expects that Telkom's current dominance in the cellular market would support this.

TelkomGroup will continue to build broadband infrastructure in both the cellular and fixed-line segments in realizing this transformation. With a capital expenditure allocation of around 24-27% of revenue for infrastructure in the coming year, TelkomGroup expects to increase the Company's marketing, revenue, production, and profit.

TelkonGroup Target or Projections for The Following Year

Indicator	Target in 2021
Revenue Growth	We predict that the impact of the COVID-19 pandemic will still affect the Company, especially in the first half. Overall, the Company expects to grow positively in the low to mid single digit range.
EBITDA Margin and Net Income Margin	EBITDA margin and Net Income Margin project to decline slightly in line with the decline in legacy businesses switching to digital businesses.
Capital Expenditure	We plan our 24%-27% revenue for capital expenditure, focussing on digital business infrastructure development.

DIVIDEND

TelkomGroup is committed to optimizing value for shareholders through a dividend distribution yearly. The implementation is carried out through a process of determination and approval from shareholders at the Annual General Meeting of Shareholders (AGMS).

For the last five years, Telkom has set a dividend payout ratio range of 60% to 90%. Dividends paid in 2020 for business performance in 2019 amounted to Rp15,262,338 million, including cash dividends and special cash dividends. With this dividend payment, the dividend payout ratio for 2019 operating performance reach 81.78 percent.

For 2020 performance, Telkom determined the payout ratio, dividend amount, and total final dividend at the AGMS, which will hold in the following year of 2021.

Telkom's Dividend Payment for the Year 2015-2019 Operational Performance

		Date of Dividend				Dividend
		Payment in Cash				Amount per
		and/or Date of		Dividend		Share (cash
		Dividend	Payment Ratio	Amount paid		and/or non-
Dividend		Distribution in	/ Payout ratio	per year		cash) after Stock
Year	Dividend Policy	Non-Cash	(%) [1]	(Million Rp)		Split (Rp)
2015	AGMS, April 22, 2016	May 26, 2016	60	9,293,184	[2]	94.64
2016	AGMS, April 21, 2017	May 26, 2017	70	13,546,411	[3]	136.75
2017	AGMS, April 27, 2018	May 31, 2018	75	16,608,751	[4]	167.66
2018	AGMS, May 24, 2019	June 27, 2019	90	16,228,619	[5]	163.82
2019	AGMS, June 19, 2020	July 23, 2020	81.78	15,262,338	[6]	154.07

Remarks:

1	Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.
2	Consists of cash dividend amounting to Rp7,744,304 million and special cash dividend amounting to Rp1,548,880 million.
3	Consists of cash dividend amounting to Rp11,611,211 million and special cash dividend amounting to Rp1,935,200 million.
4	Consists of cash dividend amounting to Rp13,286,997 million and special cash dividend amounting to Rp3,321,754 million
5	Consists of cash dividend amounting to Rp10.819,080 million and special cash dividend amounting to Rp5,409,540 million.
6	Consists of cash dividend amounting to Rp11,197,606 million and special cash dividend amounting to Rp4,064,730 million.

REALIZATION OF PUBLIC OFFERING FUND

As of December 31, 2020, several Telkom bonds were still outstanding and owned by investors. The underwriters for Telkom's bond issuance are PT Bahana Sekuritas, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Tbk, while PT Bank Permata Tbk appointed as Trustee. Telkom guarantees all bonds with assets, and PEFINDO assigns the idAAA rating to all of Telkom's bonds.

Currently, Telkom has realized all the proceeds obtained from public offerings, with the remaining funds recorded as nil. There were no changes regarding the realization of the previously planned use of funds. Details related to bond information can be seen in Note 19 Short-Term Bank Loans and Current Maturities of Long-Term Borrowings and Notes 20 Long-Term Loans and Other Borrowings in TelkomGroup's 2020 Consolidated Financial Statements.

Realization of Telkom's Public Offering Funds as of December 31, 2020

				Time	Realization of Funds
	Amount		Maturity	Periode	Balance	Year
Name of the Bond	(Rp million)	Date of Issue	Date	(year)	(Rp million)
The Shelf Registered Bonds I Telkom 2015 series A	2,200,000	June 23, 2015	June 23, 2022	7	0	2016
The Shelf Registered Bonds I Telkom 2015 series B	2,100,000	June 23, 2015	June 23, 2025	10	0	2016
The Shelf Registered Bonds I Telkom 2015 series C	1,200,000	June 23, 2015	June 23, 2030	15	0	2016
The Shelf Registered Bonds I Telkom 2015 series D	1,500,000	June 23, 2015	June 23, 2045	30	0	2016

MATERIAL INFORMATION REGARDING TRANSACTION WITH CONFLICT OF INTEREST, TRANSACTION WITH AFFILIATED PARTIES, INVESTMENT, DIVESTMENT AND ACQUISITION

TelkomGroup has implemented various policies regarding the implementation of reviews following the Financial Services Authority Regulation No.31/POJK.04/2015 regarding Disclosure of Material Information or Facts by Issuers or Public Companies and POJK No.42/2020 regarding Affiliated Transactions and Conflict of Interest. The review is also in line with POJK No.17/2020 regarding Material Transactions and Business Changes and Resolution of the Board of Directors of the Jakarta Stock Exchange No.Kep-06/BEJ/07-2004 dated 19 July 2004 regarding Rule Number I-E of Obligations to Submit Information. We also have internal policies related to the Main Procedures for Affiliated Transactions and Conflict of Interest Transactions that are listed in the Official Note from the President Director.

Based on the review, Telkom stated that all affiliated transactions have gone through adequate internal procedures to ensure that these transactions have been implemented under generally accepted business practices and following the regulation of POJK No.42/2020. In 2020, there were no transactions containing conflict of interest whereas transaction with related parties have been carried out with the principle of business fairness and custom.

The following transactions contain material information for 2020:

Transaction	Transaction Type	Cause of Transaction
In October 2020, a purchase agreement was signed between PT Multimedia Nusantara ("Telkom Metra") and PT Pelabuhan Indonesia II for 49% of the shares of PT Integrasi Logistik Cipta Solusi ("ILCS").	Divestment	The portfolio structuring of subsidiaries to be more focused on their respective business lines.

On October 14, 2020 in Jakarta, a Conditional Sale and Purchase Agreement (CSPA) was signed between PT Dayamitra Telekomunikasi (“Mitratel”) and PT Telekomunikasi Selular (“Telkomsel”). Under this Conditional Sale and Purchase Agreement, Mitratel will buy 6,050 Telkomsel telecommunication towers for Rp10.3 trillion.

	Affiliation	The portfolio structuring of subsidiaries to be more focused on their respective business lines.

On November 16, 2020 in Jakarta, PT Telekomunikasi Selular (“Telkomsel”), a subsidiary of PT Telkom Indonesia (Persero) Tbk (“Telkom”) and PT Aplikasi Karya Anak Bangsa (“AKAB”) have signed an agreement for an investment of US$150 million.

Investment

The investment in AKAB is carried out as a form of Telkomsel's commitment as a digital telecommunications company to provide beyond connectivity services. Telkom believes this collaboration can deliver better services and solutions to the community in creating an inclusive and sustainable digital ecosystem.

The list of affiliated transactions that must be disclosed in the Annual Report for the 2020 financial year in more detail, can be seen in Note 33 regarding Transaction with Affiliated Parties in TelkomGroup's 2020 Consolidated Financial Statements and Appendix 4 in Annual Report for 2020 Reporting Period.

CHANGES IN REGULATION

In line with the implementation of Good Corporate Governance (GCG), TelkomGroup conducts a thorough study of any changes in provisions or regulations that are expected to affect operational activities. On November 2, 2020, the Government passed Law Number 11 of 2020 regarding Cipta Kerja or Job Creation (Job Creation Law or Omnibus Law). The telecommunications sector in the Job Creation Law is regulated in Article 71. The regulation amends several conditions in Law Number 36 Year 1999 regarding Telecommunications (Telecommunications Law) that intends to improve the industry with various business conveniences. Currently, the Rancangan Peraturan Pemerintah (RPP) or Government Regulation Draft is being drafted for the implementation of the Job Creation Law, which must be stipulated 3 months since Job Creation Law is passed. The Government Regulation Draft on the implementation of the Work Creation Law in Post, Telecommunication, and Broadcasting was reviewed by the public on November 14, 2020, to obtain input from the society, industry, and other stakeholders. The implementation impact may still change depending on the applicable regulations later in the telecommunications industry. Telkom's review in general shows that there is not any significant impact from the regulation implementation, that could impact on Telkom's business strategy.

From the workforce regulations perspective, the Job Creation Law indicates a relaxation of the outsourcing condition and the workers' conditions with time work agreement (contract workers). It generally supports Telkom's to be more agile and nimble in responding to various changes and needs in Telkom's business. On the other hand, there are several arrangements regarding additional benefits for contract workers regulated in the Job Creation Law. Telkom should wait for the government regulation regarding the workforce, which is a derivative of the Job Creation Law to determine the right strategy and measures in responding to the workforce policy changes, both for the condition relaxation and additional obligations.

CHANGES IN ACCOUNTING POLICY

In preparing the Consolidated Financial Statements, TelkomGroup refers to the Financial Accounting Standards or Standar Akuntansi Keuangan (SAK) issued by the Indonesian Institute of Accountants (IAI) and international accounting standards. Besides, Telkom complies with the Capital Market and Financial Institution Supervisory Agency (Bapepam-LK) Regulation Number VIII.G.7 regarding "Presentation and Disclosure of Financial Statements of Issuers or Public Companies," which attach in the letter KEP 347/BL/2012. As a company listed on the New York Stock Exchange, TelkomGroup applies the International Financial Reporting Standard (IFRS) accounting standards based on the Securities and Exchange Commission (SEC) regulation.

In the 2020 financial year, there was a change in IFRS accounting policies, as the impact of the IFRS 9, IAS 39, and IFRS 7 amendments regarding Interest Rate Benchmark Reform, IAS 1 and IAS 8 amendments regarding Material Definitions, IFRS 3 amendments regarding Business Definitions and IFRS 16 amendments regarding COVID-19-Related Rent Concessions. The changes Financial Accounting Standards Statement (PSAK) are PSAK 71 regarding Financial Instruments, PSAK 72 regarding Revenue from Contracts with Customers, PSAK 73 regarding Leases, amendments to PSAK 1 and PSAK 25 regarding The Definition of Materiality, amendments to PSAK 1 regarding The Presentation of Financial Statements, amendments PSAK 15 regarding Long-Term Interests in Associates and Joint Ventures, amendments to PSAK 71, PSAK 55 and PSAK 60 regarding Interest Rate Reference Reforms, ISAK 36 regarding Land Rights in PSAK 16: Fixed Assets and PSAK 73: Leases. Issuance of accounting standards, amendments, and interpretations of financial accounting standards was effective from January 1, 2020 and has fully been adopted in the preparation of Telkom's consolidated report for the 2020 reporting period.

In general, the implementation of the new PSAK has an impact on the equity opening balance as of January 1, 2020.

Implementation and Changes of Accounting Policies in TelkomGroup in 2020

No.	Accounting Policy	Reason for Change	Impact on Financial Statements for Financial Year 2020
			SAK Financial Report	IFRS Financial Report
1.	IFRS 9, IAS 39, IFRS 7	IASB issued the amendment to accounting standards related to the Interest Rate Benchmark Reform.	No impact on the SAK financial statements.	No impact on IFRS financial statements.
2.	IAS 1, IAS 8	IASB issued amendments to accounting standards regarding the definition of material and its application.	No impact on the SAK financial statements.	No impact on IFRS financial statements.
3.	IFRS 3	IASB issued amendments to accounting standards to clarify the definition of business.	No impact on the SAK financial statements.	No impact on IFRS financial statements.
4.	IFRS 16	IASB issued amendments to IFRS 16 COVID-19-Related Rent Concessions.	No impact on the SAK financial statements.	No impact on IFRS financial statements.
5.	PSAK 71	DSAK issued PSAK 71 as an adoption of IFRS 9.	Recognize the cumulative impact of the initial adoption of PSAK 71 as an adjustment to the opening balance of equity on January 1, 2020.	No impact on IFRS financial statements.
6.	PSAK 72	DSAK issued PSAK 72 as an adoption of IFRS 15.	Recognize the cumulative impact of the initial adoption of PSAK 72 as an adjustment to the opening balance of equity on January 1, 2020.	No impact on IFRS financial statements.
7.	PSAK 73	DSAK issued PSAK 73 as an adoption of IFRS 16.	Recognize the cumulative impact of the initial adoption of PSAK 73 as an adjustment to the opening balance of equity on January 1, 2020.	No impact on IFRS financial statements.
8.	PSAK 1 and PSAK 25	DSAK issued the amendments to accounting standards as an adoption of IAS 1 and IAS 8.	No impact on the SAK financial statements.	No impact on IFRS financial statements.

No.	Accounting Policy	Reason for Change	Impact on Financial Statements for Financial Year 2020
			SAK Financial Report	IFRS Financial Report
9.	PSAK 15	DSAK issued the amendment to accounting standards as an adoption of IAS 28.	No impact on the SAK financial statements.	No impact on IFRS financial statements.
10.	PSAK 71, PSAK 55, and PSAK 60	DSAK issued those amendments to accounting standards as an adoption of IFRS 9, IAS 39, and IFRS 7.	No impact on the SAK financial statements.	No impact on IFRS financial statements.
11.	ISAK 36	DSAK issued this interpretation of accounting standards in line with the enactment of PSAK 73, significantly the impact of secondary accounting treatment of land rights in Indonesia.	No impact on the SAK financial statements.	No impact on IFRS financial statements.

Further details of the changes in accounting policies in Telkom's financial statements for the current year is disclosed in Note 2 Summary Of Significant Accounting Policies of TelkomGroup's 2020 Consolidated Financial Statements.

CORPORATE GOVERNANCE

152	Corporate Governance Principle and Platform
159	Corporate Governance Structure
160	Corporate Governance Assessment
161	General Meeting of Shareholders (GMS)
171	Board of Commissioners
187	Audit Committee
194	Committee for Nomination and Remuneration
199	Committee for Planning and Risk Evaluation and Monitoring
203	Board of Directors
219	Corporate Secretary
222	Internal Audit Unit
226	Internal Control System
229	Risk Management System
237	Whistleblowing System
240	The Policy of Reporting Share Ownership of Directors and Commissioners
241	Employee Stock Ownership Program
242	Significant Legal Disputes
243	Information Regarding Administrative Sanctions
244	Information Access and Company’s Public Data
245	Corporate Code of Conduct
247	Corporate Culture

CORPORATE GOVERNANCE PRINCIPLE AND PLATFORM

Consistently, Telkom strives to apply the principles of Good Corporate Governance (GCG) to meet the following objectives:

1.	Supporting Telkom's Purpose, namely "To build a more prosperous and competitive nation as well as deliver the best value to our stakeholders."
2.	Supporting Telkom's vision of "To be the most preferred digital telco to empower the society".
3.

Advance rapid build out of sustainable intelligent digital infrastructure and platforms that is affordable and accessible to all; nurture best-in-class digital talent that helps develop nation’s digital capabilities and increase digital adoption; and orchestrate digital ecosystem to deliver superior customer experience.

4.	Providing added value and benefits for shareholders and stakeholders.
5.	Maintain and improve long-term healthy and competitive business continuity.
6.	Increase the trust of shareholders and stakeholders in Telkom.

Telkom always committed to implement corporate governance refers to various relevant regulations. The laws and regulations that are used as a reference for the formulation of Good Corporate Governance policies in Telkom, include:

1.	Law No. 40 Year 2007 regarding Limited Liability Companies;
2.	Law No. 8 Year 1995 regarding Capital Market;
3.	Financial Services Authority Regulation No. 33/POJK.04/2014 regarding Directors and Commissioners of Issuers or Public Companies;
4.	Financial Services Authority Regulation No. 34/POJK.04/2014 regarding Nomination and Remuneration Committee of Issuers or Public Companies;
5.	Financial Services Authority Regulation No. 55/POJK.04/2015 regarding Establishment and Guidelines for Work Implementation of Audit Committee;
6.	Financial Services Authority Regulation No. 60/POJK.04/2015 regarding Information Disclosure of Certain Shareholders;
7.	Financial Services Authority Regulation No. 8/POJK.04/2015 regarding Website of Issuers or Public Companies;
8.	Financial Services Authority Regulation No. 29/POJK.04/2016 regarding Annual Report of Issuers or Public Companies;
9.	Financial Services Authority Regulation No. 21/POJK.04/2015 regarding Implementation of Governance Guidelines for Public Companies;
10.	Financial Services Authority Circular Letter No. 32/SEOJK.04/2015 regarding Governance Guidelines for Public Companies;
11.	Financial Services Authority Circular Letter No. 30/SEOJK.04/2016 regarding Form and Content of Annual Report of Issuers or Public Companies.

Besides, Telkom has built a strong foundation to implement GCG not only for the parent company, but also for its subsidiaries. This is stated in Resolution of the Board of Directors regarding GCG Group Guidelines No. 602/2011 as a guide for Telkom and its subsidiaries to operate and transact according to the ethics and principles of GCG.

IMPLEMENTATION OF GCG BASIC PRINCIPLES

In carrying out its business processes, Telkom implemented 5 (five) principles of Good Corporate Governance, as follows:

1.	Transparency
	a.	The publication of financial statements and annual reports and other material information such as the decision making process as a means for investors to access important information easily.
	b.	Information access in the form of company website, print, and press releases, direct meeting with investor, public expose, and press gathering.

2.	Accountability
a.

The availability of charter, guide, or manual that contains the clear functions, implementation, and accountability of shareholders, Board of Commissioners, Directors, committees, and corporate secretary.

	b.	Implement the mechanism of check and balances of authority and role in the management of the Company.
	c.	Have a clear Key Performance Indicator (KPI) and operational targets.

3.	Responsibility
	a.	Comply with laws and/or tax regulations, fair competition, industrial relations, occupational health and safety, payroll standards, and other relevant regulations.
	b.	Have mechanisms and procedures that regulate and evaluate compliance with applicable laws and regulations, and apply good corporate principles.
	c.	Having a VP Legal and Compliance function for ensuring the fulfillment of all rules and regulations.

4.	Independency
a.

To carry out professionalism within the Company without a conflict of interest and free from the influence of pressures from other parties that are not appropriate with regulations and contrary to right corporate principles.

	b.	Include rules/authority for corporate decision making in the Board Charters and Company's Articles of Association which emphasizes independency.
c.

Have additional policies in the Corporate Governance Guidelines oriented towards the principle of independency, such as conflict of interest transaction policies, the prohibition of donations from political parties, and prohibitions on affiliation.

5.	Fairness
	a.	Apply the principle of equality and fairness in fulfilling the rights of stakeholders that arise based on agreements and applicable laws and regulations.
	b.	Respect the rights of minority shareholders.
	c.	Prohibit insider trading.
	d.	Implement performance management based on a balanced scorecard.
	e.	Conducting open auctions in the procurement of goods/services and implementing e-procurement.

IMPLEMENTATION OF GCG MANAGEMENT PRINCIPAL - FINANCIAL SERVICES AUTHORITY

Telkom has implemented 8 (eight) principles of corporate management in accordance with the Corporate Governance Guidelines for Public Companies from the Financial Services Authority (OJK), as follows:

Principle	Recommendation		Implementation	Status
Principle 1
Improving The Value of General Meeting Shareholders (GMS).	1.	Technical methods or procedures for open and closed voting that prioritize independence and interest of the shareholders.	Telkom already has technical procedures for voting set out in the procedures for the General Meeting of Shareholders.	Comply
	2.	Members of the Board of Directors and the Board of Commissioners attend the Annual GMS.	All of the members of the Board of Directors and the Board of Commissioners attended the GMS.	Comply
	3.	A summary of minutes of GMS is available at the Website at least 1 year.	Telkom provided a Summary of Minutes of GMS at the Company’s Website under Investor Relations.	Comply
Principle 2
Improving The Public Listed Company Communication Quality with Shareholders or Investors.	1.	To have a policy on communications between Public Company and shareholders or investors.	Telkom has a policy on communications with investor through Non-Deal Roadshow, One on One Meeting, Earnings Call, Public Expose, Conference, and Investor Summit.	Comply
	2.	Posted the communications policy of a Public Company at the Website.

Telkom has made available materials of each Earnings Call, Conference and materials of presentation to investor at the Company’s website to provide equality for shareholders and investor regarding the implementation of Communications with the Company.

				Comply
Principle 3
Strengthening The Membership and Composition of Board of Commissioners.	1.	Determination of the numbers of the Board of Commissioners members should take into account the Company’s Conditions.

Telkom has complied with the provision applicable to the Company as Public Company as set out in Article 20 of Regulation of Financial Services Authority No. 33/POJK.04/2014 that the number of members of the Board of Commissioners must be more than 2 (two) persons.

				Comply
	2.	Determination of the composition of members of the Board of Commissioners takes into account the required variety of skills, knowledge, and experience.

At the Shareholders’ discretion, members of the Board of Commissioners have been appointed by taking into account a variety of skills, knowledge, experiences and Telkom’s business conditions and complexity.

				Comply

Principle	Recommendation		Implementation	Status
Principle 4
Improving The Quality of Duty and Responsibility of Board of Commissioners.	1.	The Board of Commissioners has a policy to self-assess the performance of the Board of Commissioners.

Based on the Joint Regulation of the Board of Commissioners and Directors PD.620.00/r.00/HK200/COP-M4000000/2020 there is a policy to assess the performance of Company's Board of Commissioners carried out by Series A Dwiwarna shareholders through the General Meeting of Shareholders mechanism.

Comply
	2.	The self-assessment policy is reported in the Annual Report.	Based on the Joint Regulation of the Board of Commissioners and Directors PD.620.00/r.00/HK200/COP-M4000000/2020 there is a policy for self-assessment which is disclosed in the Annual Report.	Comply
	3.	The Board of Commissioners has a policy of resignation in the event of involvement in any financial crimes.

In accordance with Telkom’s Articles of Association, jo. Regulation of Financial Services Authority No. 33/POJK.04/2014 any member of the Board of Commissioners who does not meet any requirements to be a member of the Board of Commissioners as set out in the Articles of Association and Regulation of Financial Services Authority No. 33/POJK.04/2014 including any involvement in any financial crimes, consequently his/her position will be null and void.

In the event that the members of the Board of Commissioners resigns, it will be resolved at the GMS.

Comply
	4.	The Board of Commissioners or KNR sets out a provision of succession in the Nomination Process of a members of the Board of Directors.

The Committee for Nomination and Remuneration sets out in the Committee for Nomination and Remuneration Charter that among its duties is to give recommendations to the Board of Commissioners which will inform Series A Dwiwarna Shareholders about the Planning of Succession of Members of Board of Directors.

In addition, as a SOE, the provision of succession of the Board of Directors refers to Regulation of Minister of SOE No. PER-03/MBU/02/2015 on the requirements, procedures for the appointment and dismissal of a member of the Board of Directors of SOE.

Comply

Principle	Recommendation		Implementation	Status
Principle 5
Strengthening Membership and Compositions of Board of Directors.	1.	Determination of the number of members of the Board of Directors takes into account the Company’s conditions and effectiveness in decision-making.

Determination of the number of members of the Board of Directors of the Company refers to the Article 2 paragraph (1) and paragraph (2) Regulation of Financial Services Authority No. 33/POJK.04/2014 regarding the Board of Directors and the Board of Commissioners of listed Company which provides that Board of Directors of Listed Companies or Public Companies must consist of at least 2 (two) members which 1 (one) of them have to be appointed as the President Director.

Comply
	2.	Determination of the composition of members of the Board of Directors takes into account a variety of skills, knowledges and experiences as required.

At the shareholders’ discretion, members of the Board of Directors of the Company have been appointed by taking into account a variety of skills, knowledges, experiences, and the Company’s conditions and business complexity.

Comply
	3.	Members of the Board of Directors in charge of accounting and finance have skills and/or knowledge in accounting.

The members of the Board of Directors in charge of accounting and finance in the company is the Finance Director who has sufficient accounting and financial knowledge and experience as can be seen in the position and education history of the Board of Directors under the section of Profiles of the Board of Directors.

Comply
Principle 6
Improving The Quality of Task execution and Responsibility of Board of Directors.	1.	The Board of Directors has a policy to self-assess the performance of the Board of Directors.	The Board of Directors has a self-assessment policy as set out in the section of Performance Assessment of the Board of Commissioners and the Board of Directors.	Comply
	2.	The self-assessment policy is reported in an Annual Report.	Results of the self-assessment of the Board of Directors are reported in the Company’s Annual Report under the section of Corporate Governance.	Comply
	3.	The Board of Directors has a policy of resignation in the event of involvement in any financial crimes.

In accordance with our Articles of Association jo. Regulation of Financial Services Authority No. 33/POJK.04/2014, any member of the Board of Directors who does not meet any requirements to be a member of the Board of Directors as set out in the Articles of Association including any involvement in any financial crimes, consequently his/her position will be null and void.

In the event that the members of the Board of Directors resigns, it will be resolved at the GMS.

Comply

Principle	Recommendation		Implementation	Status
Principle 7
Improving Corporate Governance Aspect Through Stakeholders Participation.	1.	To have a Policy to prevent Insider Trading.

Based on Regulation of the Director of Human Capital Management No. PR 209.05/r.01/ K250/COP-A4000000/2020 regarding Employee Discipline, the policy to prevent Insider Trading is contained in Article 7 regarding Serious Violations, one of which is abuse of authority or position.

Comply
	2.	To have a Policy of Anti Corruption and Anti Fraud.

Telkom always committed to preventing corruption in our company. This is realized through the existence of integrity pact completed by all Employees of Telkom and the existence of a separate website as an integrity portal for all employees of Telkom, called myintegrity.telkom.co.id.

Comply
	3.	To have a Policy on the selection and capacity building of Suppliers and Vendors.

Telkom selects our Vendors and Suppliers in accordance with our internal procurement policy managed through the Share Service Operation Procurement Department and implemented by reference to Regulation of Finance Director No.PR.301.08/r.03/COP-A00110000/2020 on Procurement Implementation Guidelines.

Comply
	4.	To have a Policy on the fulfillment of Creditors’ rights.	Telkom has a policy to fulfill the rights of our Creditors through the Corporate Finance Unit that sets out and manages the rights of Telkom’s Creditors.	Comply
	5.	To have a Policy on Whistleblowing system.

Pursuant to Decision of the Board of Commissioners No. 08/KEP/DK/2016 dated June 8, 2016, on the Provision of Complaint Handling Procedures (Whistleblowers) at PT Telkom Indonesia, Tbk and its consolidated subsidiaries which then ratified by the Board of Directors through Regulation of the Board of Directors No. PD.618.00/r.00/HK200/COP-C0000000/2016 dated December 21, 2016, Telkom guarantees and ensures the protection of identity of the Whistleblowers, whether the employees or third parties filing any complaints or reports of alleged violations.

Comply
	6.	To have a Policy on the granting of long-term incentives to the Board of Directors and Employees.

In determining the incentives to be earned by the Board of Directors, Telkom guided by Regulation of Minister of SOE No. PER-01/MBU/05/2019 on the Setup Guidelines on Income Allocation Guidance for Board of Directors, Board of Commissioners, and Board of Trustees of State-Owned Enterprises, as for the incentives for employees, it is set out in the Collective Labor Agreement Chapter VI on compensations and benefits. In addition, Telkom also provides long-term incentives in the form of Employee Stock Option Plan (ESOP), which was last done in 2013.

Comply

Principle	Recommendation		Implementation	Status
Principle 8
Improving The Implementation of Information Disclosure.	1.	To use information technology more widely other than a Website as a medium of information disclosure.

Telkom also active in various social media as medium for information disclosure and product promotion. In addition, Telkom also use the mailing list system as medium for information disclosure and communication with investor.

				Comply
	2.	The Annual Reports of Public Companies disclose the most current beneficial owners of the company’s ownership, at least 5% other than major shareholders and controllers.	Telkom discloses the most current beneficial owners of the Company’s ownership with 5% or more in our Annual Report under the section of shareholders’ composition and ownership.	Comply

CORPORATE GOVERNANCE STRUCTURE

In accordance with the provisions in the capital market and Law of the Republic of Indonesia No. 40 Year 2007 regarding Limited Liability Companies, Telkom has governance which consists of:

1.	Main Organs, which consist of General Meeting of Shareholders (GMS), Board of Commissioners, and Directors.
2.	Supporting Organs, which consist of Audit Committee, Nomination and Remuneration Committee, Planning and Risk Evaluation and Monitoring Committee, Corporate Secretary, and Internal Auditor.

The following diagram explains Telkom's governance structure.

MAIN UNIT
BOARD OF DIRECTORS
GENERAM MEETING OF SHAREHOLDERS (GMS)
BOARD OF COMMISSIONERS
SUPPORTING UNIT
CORPORATE SECRETARY
INTERNAL AUDITOR
AUDIT COMMITTEE
COMMITTEE FOR NOMINATION AND REMUNERATION
COMMITTEE FOR PLANNING AND RISK EVALUATION AND MONITORING

CORPORATE GOVERNANCE ASSESSMENT

The implementation of Good Corporate Governance is a form of Telkom's commitment to increasing business success and accountability. In the long term, it is expected that Good Corporate Governance can increase the corporate value and create a superior corporate image. In order to measure the implementation of Good Corporate Governance within Telkom, we conduct assessments carried out by external parties.

In 2020, there are an assessment from an external party, which is Indonesian Institute of Corporate Directorship (IICD). IICD has conducted Corporate Governance assessments of hundreds of issuers since 2005, using the Corporate Governance Scorecard method developed by Organization for Economic Co-operation and Development (OECD), which is the principle of Corporate Governance with international standards and has been implemented globally and ASEAN regional, including Indonesia. In 2020 IICD conducted an assessment of hundreds of issuers with the largest market capitalization listed in Indonesia Stock Exchange, where the issuers were divided into 2 groups, which are 100 issuers with the largest market capitalization (BigCap) and 100 issuers with medium market capitalization (MidCap). The assessment uses the ASEAN Corporate Governance Scorecard (ACGS) methodology with the following instruments:

1.	Shareholders' rights;
2.	Equal treatment of shareholders;
3.	The role of stakeholders;
4.	Disclosure and transparency; and
5.	Board of Commissioners’ responsibility.

Based on the results of assessment, Telkom won "The Best State Owned Enterprise" in the BigCap category. Telkom is considered a SOE that is considered to have implemented Good Corporate Governance properly, transparent, and can explain and provide accountability to the public regarding public decisions.

In addition, in 2021 Telkom was able to win 1st The Best Indonesia GCG Award 2021 in category of Public Telecommunication Company in the Indonesia GCG Award VI 2021 (IGCGA-VI-2021) event. This event is an initiation of Economic Review and Indonesia-Asia Institute as a token of appreciation to companies that have been able to implement Good Corporate Governance. The initial screening was carried out with an assessment of approximately 1,000 Tbk and non Tbk public companies which were further categorized into 46 industrial subsectors as well as their ownership and assets.

The methodology used in GCG assessment in both events is to review information available in the public and accessible to the general public. This information includes information contained in the annual report, website, articles of association, announcements, and other relevant public information made by Telkom. The appreciation from this national institution shows Telkom's consistency in implementing GCG.

GENERAL MEETING OF SHAREHOLDERS (GMS)

General Meeting of Shareholders (GMS) is Telkom’s highest governance organs. GMS is an organ to facilitate shareholders to make important and strategic decisions. In accordance with the provisions of Telkom's Articles of Association and laws and regulations, the Annual GMS (AGM) is held once a year with the routine agenda as follows:

1.	Approval of the Company’s Annual Report, including Board of Commissioners Supervisory Task Report.
2.

Ratification of the Company’s Financial Statement and Annual Partnership and Community Development Program Report, as well as the Exemption of Liabilities of the members of the Board of Directors and Commissioners.

3.	Determination of Company’s Net Income, including dividend payment in the Fiscal Year.
4.	The determination of remuneration for the members of the Board of Directors and Commissioners.
5.

The appointment of Public Accounting Firm to audit the Company’s Financial Statements, including Audit of Internal Control over Financial Reporting and Appointment of a Public Accounting Firm to audit Financial Statements of Partnership and Community Development Programs.

6.	Any other agenda proposed by one or more shareholders that represent 1/20 or more of all shares that have a voting right.

AGMS RESOLUTION FOR 2018 FINANCIAL YEAR

In addition, Telkom has held an AGMS on May 24, 2019, for the performance of 2018 Financial Year with detailed agenda and realization of the resolutions of 2018 Financial Year as follows:

Agenda	AGMS Resolution	Status of the AGMS Resolution
1.

To approve the Annual Report of the Company including the Board of Commissioners’ Supervision Task Report for 2018 Financial Year, as long as it is not a criminal offense and is reflected in the Company’s report books.

		Resolution effective immediately.
2.	1.

To ratify the Company’s Consolidated Financial Statements for the 2018 Financial Year which has been audited by the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report number 00910/2.1032/AU.1/06/0691-2/1/IV/2019 dated April 29, 2019 stated with opinion the accompanying consolidated financial statements report present fairly, in all material respects, and as long as it is not a criminal offense and is reflected in the Company’s report books.

		Resolution effective immediately.
	2.

To approve and ratify Partnership and Community Development Annual Report for the 2018 Fiscal Year and Financial Report on Partnership and Community Development Program for the 2018 Fiscal Year, which compiled pursuant to Minister of State Owned Enterprise’s Regulation which is a comprehensive accounting basis in addition to  Indonesian Financial Accounting Principle that generally accepted in Indonesia and have been audited by the Public Accounting Firm Purwantono, Sungkoro  & Surja (a member firm of Ernst & Young Global Limited) according to its report number 00046/2.1032/AU.2/11/0687-2/2/1/I/2019 dated January 24, 2019 stated with opinion  the accompanying financial statements present fairly, in all material respects, and as long as it is not a criminal offense and is reflected in the Company’s report books.

	3.

Give a full acquittal and discharge (volledig acquit et de charge) to members of the Board of Directors dan the Board of Commissioners who serves in the Financial Year 2018 consecutively for the managerial and supervisory actions of the Company as long as those actions are not criminal act and those actions are reflected in the Company’s Report Books.

Agenda	AGMS Resolution			Status of the AGMS Resolution
3.	1.

To approve and determine the appropriation of the Company’s net profit for the 2018 Financial Year in the amount of Rp18,031,796,084,638,- (eighteen trillion thirty one billion seven hundred ninety six million eighty four thousand and six hundred thirty eight Rupiah) as follows:

				●	Dividend distribution was conducted on June 27, 2019.
				●	The decision on reserve effective immediately.
a.

Cash Dividend amounting to 60% of the net profit or in the amount of Rp10,819,079,985,969,- (ten trillion eight hundred nineteen billion seventy nine million nine hundred eighty five thousand and nine hundred sixty nine Rupiah) or amounting to Rp109.2150,- (one hundred and nine point two one five zero Rupiah) per share, based on issued shares on the date of the meeting, in the amount of  99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) shares;

b.

Special Dividend amounting to 30% of the net profit or in the amount of  Rp5,409,539,992,984.50,- (five trillion four hundred nine billion five hundred thirty nine million nine hundred ninety two thousand and nine hundred eighty four point five zero Rupiah) or amounting to Rp54.6075 (fifty four point six zero seven five Rupiah) per shares based on issued shares on the date of the meeting, amounting to 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) shares;

c.

Recorded as Retained Earning in the amount of 10% from net profit or amounting to Rp1,803,176,105,684.50 (one trillion eight hundred three billion one hundred seventy six million one hundred five thousand and six hundred eighty four point five zero Rupiah) which will be used for the development of the Company.

	2.	The distribution of Cash Dividend and Special Dividend for the 2018 Financial Year will be conducted with the following conditions:
		a.	Those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are recorded in the Company’s shareholders on June 13, 2019 up to 16.15 WIB;
		b.	Cash Dividend and Special Dividend shall be paid all at the latest on June 27, 2019.
3.

To grant the power and authority to the Board of Directors with the right of substitution to regulate further the procedure of dividend distribution and to announce the same with due regard to the prevailing laws and regulations in the stock exchange where the Company’s shares are listed.

4.	1.

To grant power and authority to Series A Dwiwarna shareholder to determine the amount of tantiem for 2018 Financial Year and to determine honorarium allowance, facility and other incentive to members of the Board of Commissioners for Year 2019.

Already implemented.
2.

To grant power and authority to the Board of Commissioners which previously has obtained written approval from Series A Dwiwarna shareholder to determine the amount of tantieme for 2018 Financial Year and also to determine salary, allowance, facility and other incentive to members of the Board of Directors for Year 2019.

Agenda	AGMS Resolution		Status of the AGMS Resolution
5.	1.

To appoint the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the  Company which include the audit of the Consolidated Financial Statements of the Company, including the Internal Control Audit over Financial Reporting and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year ending on December 31, 2019;

			KAP’s approval is effective immediately.
	2.

To grant authority to the Board of Commissioners of the Company to determine the appropriate audit fee, addition of the scope of work required and  other terms and conditions of the relevant Public Accounting Firm.

	3.

To grant power and authority to the Board of Commissioners which previously has obtained written approval from Series A Dwiwarna shareholder to determine the substitute Public Accounting Firm in Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited), in the event can not complete its duty for any reason to audit of Financial Reporting and the Financial Statements of Partnership and Community Development Program for the 2018 Financial Year.

6.	1.

To approve the amendment of Article 3 concerning Objectives-Purposes and Business Activities  of the Company’s, Article 12 paragraph 7 i letter b concerning the limitation of authority for Actions of Directors that should be approval by the Board of Commissioners in terms of cooperation, Article 12 paragraph 7i letter g concerning the limitation of authority for Actions of Directors that should be approval by the Board of Commissioners in the case of the nomination of representatives to become a candidate members of the   Board of Directors and the Board of Commissioners of subsidiaries;

			Resolution effective immediately.
	2.	To approved to reconstitute the entire provisions of the Articles of Association in connection with the changes referred to in paragraph 1 (a) of the above decision;
	3.

To grant power and authority to the Board of Directors of the Company with rights of substitution to do all necessary actions in relation with the resolutions of the agendas of this meeting, including to compile and restate of all the Articles of Association in a Notarial Deed and to submit to the competent authority to obtain the approval and/or receipt of notification of the amendment of the Articles of Association, to do anything deemed necessary and useful for such purposes with no exceptions, including to add and/or to change the amendments of the Articles of Association if they are required by the competent authority.

Agenda	AGMS Resolution				Status of the AGMS Resolution
7.	A1.	To honorably dismiss the following members of the Board of Directors of the Company:			Resolution effective immediately.
		1)	Mr. Alex J. Sinaga	as President Director
		2)	Mr. David Bangun	as Director of Digital & Strategic Portfolio
		3)	Mr. Abdus Somad Arief	as Director of Wholesale & International Service
		4)	Mr. Herdy Rosadi Harman	as Director of Human Capital Management
		5)	Mr. Dian Rachmawan	as Director of Enterprise & Business Service
	2.	To change the nomenclature of positions of the members of the Board of Directors of the Company as follows.
		No.	Previously	To become
		1.	Director of Digital & Strategic Portfolio	Director of Digital Business
		2.	-	Director of Strategic Portfolio
	3.	To appoint the names below as members of the Board of Directors of the Company:
		1)	Mr. Ririek Adriansyah	as President Director
		2)	Mr. Edwin Aristiawan	as Director of Wholesale & International Service
		3)	Mr. Edi Witjara	as Director of Human Capital Management
		4)	Mr. Faizal R. Djoemadi	as Director of Digital Business
		5)	Mr. Achmad Sugiarto	as Director of Strategic Portfolio
		6)	Mr. Bogi Witjaksono	as Director of Enterprise & Business Service
4.

Term of offices of members of the Board of Directors who are appointed as number 3 shall be in accordance with the provisions of the Articles of Association of the Company with due regard to the provisions of laws and regulations in Capital Market sector and without prejudice to the right of the GMS to dismiss such members at any time.

5.

With the dismissal, change of position nomenclature, and the appointment of members of the Board of Directors of the Company as referred to in number 1, number 2, and  number 3, therefore the composition of the Board of Directors of the Company shall be as follows.

		No.	Name	Position
		1	Ririek Adriansyah	President Director
		2	Harry Mozarta Zen	Director of Finance
		3	Siti Choiriana	Director of Consumer Service
		4	Bogi Witjaksono	Director of Enterprise & Business Service
		5	Zulhelfi Abidin	Director of Network & IT Solution
		6	Edwin Aristiawan	Director of Wholesale & International Service
		7	Edi Witjara	Director of Human Capital Management
		8	Faizal Rochmad Djoemadi	Director of Digital Business
		9	Achmad Sugiarto	Director of Strategic Portfolio

Agenda	AGMS Resolution				Status of the AGMS Resolution
6.

Members of the Board of Directors, who are appointed as referred to in number 3 however still in other positions that are prohibited, based on laws and regulations, to be concurrent with the position of members of the Board of Directors of a State-Owned Enterprise, must resign or be dismissed from such position.

7.

To grant power and authority to the Board of Directors of the Company, with the right of substitution, to carry out all necessary actions related to the resolution as adopted in this agenda in accordance with the applicable laws and regulations, including to declare such resolution in a separate Notary Deed and notify the composition of the Board of Directors and the Board of Commissioners of the Company to the Ministry of Law and Human Rights.

	B1.	To confirm the honorably dismissal of Mister Dolfie Othniel Fredric Palit as Independent Commissioner of the Company, from September 20, 2018.
	2.	To honorably dismiss the following members of the Board of Commissioners:
		1)	Ms. Hendri Saparini	as President Commissioner
		2)	Ms. Pamijati Pamela Johanna Waluyo	as Independent Commissioner
		3)	Mr. Rinaldi Firmansyah	as Commissioner
	3.	To appoint the names below as members of the Board of Commissioners of the Company:
		1)	Mr. Rhenald Kasali	as President Commissioner and concurrently as Independent Commissioner
		2)	Mr. Marsudi Wahyu Kisworo	as Independent Commissioner
		3)	Mr. Ismail	as Commissioner
		4)	Mr. Marcelino Pandin	as Commissioner
4.

Term of offices of members of the Board of Commissioners who are appointed as number 3 shall be in accordance with the provisions of the Articles of Association of the Company with due regard to the provisions of laws and regulations in Capital Market sector and without prejudice to the right of the GMS to dismiss such members at any time.

5.

With the confirmation of dismissal, the dismissal, and the appointment of members of the Board of Commissioners of the Company as referred to in number 1, number 2, and number 3, the composition of members of the Board of Commissioners of the Company shall be as follows:

		No.	Name	Position
		1	Rhenald Kasali	President Commissioner / Independent Commissioner
		2	Marsudi Wahyu Kisworo	Independent Commissioner
		3	Margiyono Darsasumarja	Independent Commissioner
		4	Cahyana Ahmadjayadi	Independent Commissioner
		5	Edwin Hidayat Abdullah	Commissioner
		6	Isa Rachmatarwata	Commissioner
		7	Ismail	Commissioner
		8	Marcelino Pandin	Commissioner
6.

Members of Board of Commissioners, who are appointed as referred to in number 3 however still in other positions that are prohibited, based on laws and regulations, to be concurrent  with the position of members of the Board of Directors of a State-Owned Enterprise, must resign or be dismissed from such position.

7.

To grant power and authority to the Board of Commissioners of the Company, with the right of substitution, to carry out all necessary actions related to the resolution as adopted in this agenda in accordance with the applicable laws and regulations, including to declare such resolution in a separate Notary Deed and notify the composition of the Board of Directors and the Board of Commissioners of the Company to the Ministry of Law and Human Rights.

Note: All of the above AGMS resolutions are in line with the adopted agenda and is reflected in the AGMS invitation

AGMS RESOLUTION FOR 2019 FINANCIAL YEAR

Telkom has held an AGMS on June 19, 2020, for the performance of the 2019 Financial Year with detailed agenda and realization of the resolutions of the 2019 Financial Year as follows:

Agenda	AGMS Resolution	Status of the AGMS Resolution
1.

To approve the Annual Report of the Company including the Board of Commissioners’ Supervision Task Report for the 2019 Financial Year, as long as it is not a criminal offense and is reflected in the Company’s report books.

		Resolution effective immediately.
2.	1.

To ratify The Company’s Consolidated Financial Statements for the 2019 Financial Year which has been audited by the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report number 01105/2.1032/AU.1/06/1007-1/1/V/2020 dated May 25, 2020 stated with opinion the accompanying consolidated financial statements report present fairly, in all material respects, and as long as it is not a criminal offense and is reflected in the Company’s report books.

		Resolution effective immediately.
	2.

To approve and ratify Partnership and Community Development Annual Report for the 2019 Financial Year and Financial Report on Partnership and Community Development Program for the 2019 Financial Year, which compiled pursuant to Minister of State Owned Enterprise’s Regulation which is a comprehensive accounting basis in addition to  Indonesian Financial Accounting Principle that generally accepted in Indonesia and have been audited by the Public Accounting Firm Purwantono, Sungkoro  & Surja (a member firm of Ernst & Young Global Limited) according to its report number 00073/2.1032/AU.2/11/0687-3/2/1/I/2020 dated January 29, 2020 stated with opinion the accompanying financial statements present fairly, in all material respects, and as long as it is not a criminal offense and is reflected in the Company’s report books.

	3.

Give a full acquittal and discharge (volledig acquit et de charge) to members of the Board of Directors and the Board of Commissioners who serves in the 2019 Financial Year consecutively for the managerial and supervisory actions of the Company as long as those actions are not criminal act and those actions are reflected in the Company’s report books.

Agenda	AGMS Resolution			Status of the AGMS Resolution
3.	1.

To approve and determine the appropriation of the Company’s net profit for the 2019 Financial Year in the amount of Rp18.662.677.911.536 (eighteen trillion six hundred six hundred seventy seven million nine hundred eleven thousand and five hundred thirty six rupiah, as follow:

				●	Dividend distribution was conducted on July 23, 2020.
				●	The decision on retained earning effective immediately.
a.

Dividend amounting to 81.78% of net profit or an amount of Rp15.262.337.996.054,14 (fifteen trillion two hundred sixty-two billion three hundred thirty-seven million nine hundred ninety-six thousand fifty-four point one four Rupiah) or in the amount of Rp154,0682 (one hundred and fifty four point zero six eight two Rupiah) per share, based on the number of shares issued as of the meeting date, which is 99.062.216.600 (ninety-nine billion sixty-two million two hundred sixteen thousand six hundred) shares, as follows:

a)

Cash Dividend amounting to 60% of the net profit or in the amount of Rp11.197.606.621.819,30 (eleven trillion one hundred ninety-seven billion six hundred six million six hundred twenty one thousand eight hundred nineteen point three zero Rupiah) or amounting to of Rp113,0361 (one hundred thirteen point zero three six one Rupiah) per share, based on issued shares on the date of the Meeting, in the amount of  99.062.216.600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) shares;

b)

Special Dividend amounting to 21,78% of the net profit or in the amount of Rp4.064.730.777.752,84 (four trillion sixty-four billion seven hundred thirty million seven hundred seventy-seven thousand seven hundred fifty-two point eight four Rupiah) or in the amount of Rp41,0321 (forty one point zero three two one Rupiah) per shares based on issued shares on the date of the meeting, amounting to 99.062.216.600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) shares;

b.

Booked as Retained Profit amounting to 18.22% of net profit or an amount of Rp3.400.339.915.481,86 (three trillion four hundred billion three hundred thirty-nine million nine hundred fifteen thousand four hundred eighty one rupiah point eight six Rupiah) which will be used to finance the development of the Company's business.

	2.	The distribution of Cash Dividend for the 2019 Financial Year will be conducted with the following conditions:
		a.	Those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are recorded in the Company’s shareholders on July 1, 2019 up to 16.15 WIB;
		b.	Cash Dividend and Special Dividend shall be paid all at the latest on July 23, 2020.
3.

To grant the power and authority to the Board of Directors with the right of substitution to regulate further the procedure of dividend distribution and to announce the same with due regard to the prevailing laws and regulations in the stock exchange where the Company’s shares are listed.

Agenda	AGMS Resolution				Status of the AGMS Resolution
4.	1.

To grant power and authority to Series A Dwiwarna shareholder to determine the amount of tantiem for 2019 Financial Year and to determine honorarium allowance, facility and other incentive to members of the Board of Commissioners for Year 2020.

Resolution effective immediately.
2.

To grant power and authority to the Board of Commissioners which previously has obtained written approval from Series A Dwiwarna shareholders to determine the amount of tantiem for 2019 Financial Year and also to determine salary, allowance, facility and other incentive to members of the Board of Directors for Year 2020.

5.	1.

To appoint the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the  Company which include the audit of the Consolidated Financial Statements of the Company, including the Internal Control Audit over Financial Reporting and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year ending on December 31, 2020.

KAP’s approval is effective immediately.
2.

To grant authority to the Board of Commissioners of the Company to determine the appropriate audit fee, addition of the scope of work required and  other terms and conditions of the relevant Public Accounting Firm.

3.

To grant power and authority to the Board of Commissioners which previously has obtained written approval from Series A Dwiwarna shareholder to determine the substitute Public Accounting Firm in Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited), in the event can not complete its duty for any reason to audit of Financial Reporting and the Financial Statements of Partnership and Community Development Program for the 2020 Financial Year.

6.	1.	To honorably dismiss the following members of the Board of Directors of the Company.			Resolution effective immediately.
		No.	Name	Position
		1)	Mr. Harry Mozarta Zen	Director of Finance
		2)	Ms. Siti Choiriana	Director of Consumer Service
		3)	Mr. Zulhelfi Abidin	Director of Network & IT Solution
		4)	Mr. Achmad Sugiarto	Director of Strategic Portfolio
		5)	Mr. Bogi Witjaksono	Director of Enterprise & Business Service
		6)	Mr. Edwin Aristiawan	Director of Wholesale & International Service
		7)	Mr. Faizal R. Djoemadi	Director of Digital Business
2.

Transferring Mr. Edi Witjara, who was appointed based on the resolution of the 2018 Annual General Meeting of Shareholders, was originally Director of Human Capital Management to become Director of Enterprise and Business Service, with a term of office continuing the remaining term of office as referred to in the AGM decision.

	3.	To appoint the names below as members of the Board of Directors of the Company.
		No.	Name	Position
		1)	Mr. Heri Supriadi	Director of Finance
		2)	Ms. FM Venusiana R.	Director of Consumer Service
		3)	Mr.Herlan Wijanarko	Director of Network & IT Solution
		4)	Mr. Budi Setyawan Wijaya	Director of Strategic Portfolio
		5)	Mr. Dian Rachmawan	Director of Wholesale & International Service
		6)	Mr. Muhamad Fajrin Rasyid	Director of Digital Business
		7)	Mr. Afriwandi	Director of Human Capital Management

Agenda	AGMS Resolution					Status of the AGMS Resolution
	4.	To confirm the honorably dismissal of the names below as members of the Board of Commissioners of the Company.
		No.	Name		Position
		1)	Mr. Edwin Hidayat Abdullah		Commissioner
		2)	Mr. Isa Rachmatarwata		Commissioner
	5.	To honorably dismiss the following names as members of the Board of Commissioners of the Company.
		No.	Name		Position
		1	Mr. Margiyono Darsasumarja		Independent Commissioner
		2	Mr. Cahyana Ahmadjayadi		Independent Commissioner
	6.	To appoint the following names as members of the Board of Commissioners of the Company.
		No.	Name		Position
		1)	Mr. Alex Denni		Commissioner
		2)	Mr. Rizal Mallarangeng		Commissioner
		3)	Mr. Ahmad Fikri Assegaf		Independent Commissioner
		4)	Mr. Wawan Iriawan		Independent Commissioner
		5)	Mr. Chandra Arie Setiawan		Independent Commissioner
7.

With the confirmation of dismissal, transferring and appointment of members of the Board of Directors as referred to in number 1, number 2 and number 3, as well as the confirmation of dismissal, dismissal and appointment of members of the Board of Commissioners as referred to in number 4, number 5, and number 6, the composition of the management of the Company shall be as follows:

		a.	Board of Directors
			No.	Name	Position
			1)	Mr. Ririek Adriansyah	President Director
			2)	Mr. Dian Rachmawan	Director of Wholesale & International Service
			3)	Mr. Afriwandi	Director of Human Capital Management
			4)	Mr. Heri Supriadi	Director of Finance
			5)	Ms. FM Venusiana R.	Director of Consumer Service
			6)	Mr. Edi Witjara	Director of Enterprise and Business Services
			7)	Mr. Herlan Wijanarko	Director of Network & IT Solution
			8)	Mr. Muhamad Fajrin Rasyid	Director of Digital Business
			9)	Mr. Budi Setyawan Wijaya	Director of Strategic Portfolio
		b.	Board of Commissioners
			No.	Name	Position
			1)	Mr. Rhenald Kasali	President Commissioner
			2)	Mr. Marsudi Wahyu Kisworo	Independent Commissioner
			3)	Mr. Ahmad Fikri Assegaf	Independent Commissioner
			4)	Mr. Wawan Iriawan	Independent Commissioner
			5)	Mr. Chandra Arie Setiawan	Independent Commissioner
			6)	Mr. Marcelino Rumambo Pandin	Commissioner
			7)	Mr. Ismail	Commissioner
			8)	Mr. Alex Denni	Commissioner
			9)	Mr. Rizal Mallarangeng	Commissioner

Agenda	AGMS Resolution	Status of the AGMS Resolution
8.

Members of the Board of Commissioners, who are appointed as referred to in number 3 and number 6 however still in other positions that are prohibited, based on laws and regulations, to be concurrent  with the position of members of the Board of Directors of a State-Owned Enterprise, must resign or be dismissed from such position.

9.

To grant power with substitution rights to the Board of Directors of the Company to declare that the GMS has decided in the form of a Notary Deed and appear before the Notary or authorized official, and make adjustments or corrections as required by the competent authority for the purposes of implementing the contents of the meeting resolutions.

In the implementation, AGMS decision of 2019 Financial Year has undergone one correction in accordance with the Information Disclosure that we have done through Letter No. TEL. 9/LP 000/COP-I5000000/2020 dated June 25, 2020 regarding Information Disclosure regarding Correction on Resolution of the 6th Agenda of AGMS decision of 2019 Financial Year of PT Telkom Indonesia (Persero) Tbk, which basically is:

“Based on the Letter from the Minister of State-Owned Enterprises No. SR-409/MBU/06/2020, dated June 22, 2020 concerning the Correction of the 6th (6th) Agenda Decision of the 2019 Financial Year of PT Telekomunikasi Indonesia (Persero) Tbk, we conclude that there was a correction that occurred on the 6th AGMS decision The Annual Fiscal Year 2019 of Telkom as follows:

Then

1.	Mr. Rhenald Kasali as President Commissioner;
2.	Mr. Ahmad Fikri Assegaf as Independent Commissioner.

Become

1.	Mr. Rhenald Kasali as President Commissioner/Independent Commissioner;
2.	Mr. Ahmad Fikri Assegaf as Commissioner.”

BOARD OF COMMISSIONERS

Based on Law No. 40 Year 2007 regarding Limited Liability Companies, the Board of Commissioners is one of the Company’s organs who has collective duties and responsibilities to oversee the running of the Company and provide advice to the Directors. The Board of Commissioners is also tasked to ensure the principles of Good Corporate Governance (GCG) are applied in every business practice of Telkom.

BOARD OF COMMISSIONERS’ CHARTER

Telkom has a Board of Commissioners Charter which is ratified and signed by the Board of Commissioners through Resolution of the Board of Commissioners No. 08/KEP/DK/2020 dated June 18, 2020. Various provisions which serve as guidelines for the Board of Commissioners are regulated in the Charter. There are regulation about the responsibilities, obligations and division of duties of the Board of Commissioners.

In addition, the Board of Commissioners Charter also includes provisions on meetings, conflicts of interest, share ownership, and the relationship between the Board of Commissioners and the Board of Directors and the GMS. Apart from the Charter or Board Charter, duties and responsibilities of the members of the Board of Commissioners are also regulated in the Company's Articles of Association and a Joint Decision Letter between the Board of Commissioners and the Board of Directors.

BOARD OF COMMISSIONERS’ AUTHORITIES, DUTIES, AND RESPONSIBILITIES

Telkom's Articles of Association stipulates the Board of Commissioners' obligations to:

1.	Provide advice to the Board of Directors in performing the Company’s Management;
2.

Provide opinion and give approval over the Annual Work Plan and Budget of the Company as well as other work plans which have been prepared by the Board of Directors, in accordance with the provisions of this Articles of Association;

3.	Keep up with Company’s activities progress, provide opinions and advice to the GMS concerning every issue considered important for the Company’s Management;
4.	Report to Series A Dwiwarna shareholder if there is any indication of decreasing performance of the Company;
5.	Propose to the GMS for the appointment of Public Accountant who will perform the audit over the Company’s book;
6.	Review and analyze the periodic reports and the annual report prepared by the Board of Directors as well as execute the annual report;
7.	Provide explanation, opinion, and advice to the GMS concerning the annual report, if requested;
8.	Draw up the minutes of the meeting of the Board of Commissioners and keep their copies;
9.	Report to the Company with regard to their and/or their families share ownership in the Company aforesaid and in other companies;
10.	Provide report regarding the supervisory duties which have been performed during the recently passed Financial Year to the GMS;
11.

Provide explanation regarding any matters inquired about or requested by Series A Dwiwarna shareholder with due observance of the statutory regulations, particularly those prevailing in the Capital Market sector;

12.

Perform other obligations in the framework of supervisory duties and advice provision, to the extent, it does not contradict the statutory regulations, the Articles of Association and/or the resolutions of the GMS.

The authority of the Board of Commissioners is as follows:

1.	Examine books, letters, as well as other documents, examine cash position for verification purposes and other securities and examine the assets of the Company;
2.	Enter the yards, buildings, and offices used by the Company;
3.	Demand explanation from the Board of Directors and/or other officials concerning any issues concerning the Company’s management;
4.	Be informed of any policy and actions which have been and which will be taken by the Board of Directors;
5.	Demand the Board of Directors and/or other officials under the level of the Board of Directors, with the knowledge of the Board of Directors, to attend the meeting of the Board of Commissioners;
6.	Appoint and dismiss a secretary of the Board of Commissioners;
7.	Suspend the members of the Board of Directors in accordance with the provisions of this Articles of Association;
8.	Form the Audit Committee, the Remuneration and Nomination Committee, the Risk Monitoring Committee, and other committees, if considered necessary, with due observance of the capability of the company;
9.	Utilize experts for certain matters and within a certain period on the account of the Company, if considered necessary;
10.	Perform the management actions over the Company in certain conditions for a certain period under the provisions of this Articles of Association;
11.	Approve the appointment and dismissal of the Corporate Secretary and/or the Head of Internal Supervisory Unit;
12.	Examine and review the annual reports prepared by the Board of Directors and sign the annual reports;
13.	Attend the meeting of the Board of Directors and give viewpoint towards the matters being discussed;
14.	Perform other supervisory authorities as long it does not contradict with the statutory regulations, the Articles of Association and/or the resolutions of the GMS;
15.

In order to carry out their supervisory function, members of the Board of Commissioners at agreed working hours or other times, jointly or individually, with or without prior notification to the Board of Directors, by taking into account professionalism, the interests of the Company, the public and organs, have rights access but not limited to buildings and locations from or other places that are used to be controlled by the Company's subsidiaries and have rights to check books, documents, reports, and inventory of goods, and check cash positions (for verification purposes) and other guarantees and to find out all actions taken by the Directors of the subsidiary which are based on the principle of disclosure of information by taking into account the confidentiality of the Company, and can provide advice to subsidiaries regarding policies/actions that have been decided or will be taken by the Directors of the subsidiaries either requested or not.

In the event of a company loss, members of the Board of Commissioners have a collective responsibility for mistakes or omissions in carrying out their duties, unless proven:

1.	Such loss is not caused by their mistake or negligence;
2.	They have performed in good faith, full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;
3.	They do not have any conflict of interest either directly or indirectly with the management activities causing the loss; and
4.	They have taken the action to prevent the occurrence or continuation of such loss.

BOARD OF COMMISSIONERS’ COMPOSITION

In 2020, composition of the Board of Commissioners changed because the Annual General Meeting of Shareholders (AGMS) on June 19, 2020 decided to honorably dismiss the following members of the Board of Commissioners:

1.

The dismissal of Mr. Isa Rachmatarwata as Commissioner of the Company who is no longer serving as Telkom's Board of Commissioners because he was appointed as Commissioner of Pertamina based on the Resolution of State-Owned Enterprise Number SK 327/MBU/12/2019 dated December 23, 2019 regarding Dismissal and Appointment of the Board of Commissioner Members of Perusahaan Perseroan (Persero) PT Pertamina;

2.	Mr. Margiyono Darsasumarja from the position of Independent Commissioner; and
3.	Mr. Cahyana Ahmadjayadi from the Position of Independent Commissioner.

The AGMS held on June 19, 2020 along with its correction as disclosed by our disclosure No. TEL. 9/LP 000/COP-I5000000/2020 dated June 25, 2020 has decided to appoint the following names:

u
1.	Mr. Rizal Mallarangeng as Commissioner;
2.	Mr. Alex Denni as Commissioner;
3.	Mr. Ahmad Fikri Assegaf as Commissioner; and
4.	Mr. Wawan Iriawan as Independent Commissioner;
5.	Mr. Chandra Arie Setiawan as Independent Commissioner.

Composition of the Board of Commissioners as of December 31, 2019 and 2020 can be seen as follows.

Board of Commissioners’ Composition as of December 31, 2019

No.	Name	Position	Appointment	End of Period(1)
1.	Rhenald Kasali	President Commissioner/Independent Commissioner	AGMS 2019	AGMS 2024
2.	Marsudi Wahyu Kisworo	Independent Commissioner	AGMS 2019	AGMS 2024
3.	Margiyono Darsasumarja	Independent Commissioner	AGMS 2015	AGMS 2020
4.	Cahyana Ahmadjayadi	Independent Commissioner	AGMS 2017	AGMS 2020
5.	Ismail	Commissioner	AGMS 2019	AGMS 2024
6.	Marcelino Rumambo Pandin	Commissioner	AGMS 2019	AGMS 2024

Remark:

(1)

The term of office of the Board of Commissioner is set at 5 (five) years and can be reappointed for 1 (one) more term of office. The GMS may dismiss the Board of Commissioners before the end of the term of office

Board of Commissioners’ Composition as of December 31, 2020

No.	Name	Position	Appointment	End of Period(1)
1.	Rhenald Kasali	President Commissioner/Independent Commissioner	AGMS 2019	AGMS 2024
2.	Marsudi Wahyu Kisworo	Independent Commissioner	AGMS 2019	AGMS 2024
3.	Ahmad Fikri Assegaf	Commissioner	AGMS 2020	AGMS 2025
4.	Wawan Iriawan	Independent Commissioner	AGMS 2020	AGMS 2025
5.	Chandra Arie Setiawan	Independent Commissioner	AGMS 2020	AGMS 2025
6.	Marcelino Rumambo Pandin	Commissioner	AGMS 2019	AGMS 2024
7.	Ismail	Commissioner	AGMS 2019	AGMS 2024
8.	Alex Denni	Commissioner	AGMS 2020	AGMS 2025
9.	Rizal Mallarangeng	Commissioner	AGMS 2020	AGMS 2025

Remark:

(1)

The term of office of the Board of Commissioner is set at 5 (five) years and can be reappointed for 1 (one) more term of office. The GMS may dismiss the Board of Commissioners before the end of the term of office

BOARD OF COMMISSIONERS’ DIVERSITY

The mechanism for selecting and appointing members of Telkom's Board of Commissioners is carried out through the General Meeting of Shareholders (GMS). In general, prospective members are determined by fulfilling the principle of fairness after fulfilling aspects related to diversity, non-discrimination and human rights. The appointment or election of the Board of Commissioners considers the competence and expertise and background required by the Company, as well as an assessment of integrity. Even though there is no written policy regarding this matter, Telkom's main shareholders and controllers, in this case the Government of Indonesia, represented by the Ministry of State-Owned Enterprises (SOE), always pay attention to the application of the principles of GCG and Law No. 39 Year 1999 regarding Human Rights in the mechanism.

Board of Commissioners’ Diversity as of December 31, 2020

No.	Name	Position	Gender	Background of Expertise & Skill	Level of Education
1.	Rhenald Kasali	President Commissioner/ Independent Commissioner	Male	Management	Doctoral
2.	Marsudi Wahyu Kisworo	Independent Commissioner	Male	Information Technology	Doctoral
3.	Ahmad Fikri Assegaf	Commissioner	Male	Law	Master
4.	Wawan Iriawan	Independent Commissioner	Male	Law	Doctoral
5.	Chandra Arie Setiawan	Independent Commissioner	Male	Business	Master
6.	Marcelino Rumambo Pandin	Commissioner	Male	Business Management and Technology	Doctoral
7.	Ismail	Commissioner	Male	Electrical Engineering and Telecommunication Engineering	Doctoral
8.	Alex Denni	Commissioner	Male	Human Resources	Doctoral
9.	Rizal Mallarangeng	Commissioner	Male	Public and Political Communication	Doctoral

BOARD OF COMMISSIONERS’ DOUBLE POSITION

As part of the application of the principle of transparency, Telkom revealed the concurrent positions of the Board of Commissioners as of December 31, 2020, as follows.

Board of Commissioners’ Double Position as of December 31, 2020

No.	Name	Telkom		Subsidiary	Other Entities
		Posotion	Other Position
1.	Rhenald Kasali	President Commissioner/Independent Commissioner	None	None	None
2.	Marsudi Wahyu Kisworo	Independent Commissioner	Audit Committee, KNR	None	None
3.	Ahmad Fikri Assegaf	Commissioner	Audit Committee, KEMPR	None	None
4.	Wawan Iriawan	Independent Commissioner	Audit Committee, KEMPR	None	None
5.	Chandra Arie Setiawan	Independent Commissioner	Audit Committee, KNR	None	None
6.	Marcelino Rumambo Pandin	Commissioner	Audit Committee, KNR	None	None
7.	Ismail	Commissioner	KNR, KEMPR	None	None
8.	Alex Denni	Commissioner	KNR, KEMPR	None	None
9.	Rizal Mallarangeng	Commissioner	KNR, KEMPR	None	Commissioner of PT Visi Media Asia

BOARD OF COMMISSIONERS’ SELF ASSESSMENT POLICY

Based on the Joint Regulation of the Board of Commissioners and Directors No. 08 KEP/DK/2020 and PD.620.00/r.00/HK200/COP-M4000000/2020 regarding Board Manual of The Board of Commissioners and The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk the Board of Commissioners needs to have a self-assessment policy to assess the performance of the Board of Commissioners. This policy is a guideline used as a form of accountability for collegially assessing the performance of the Board of Commissioners. The self assessment is carried out by each member of the Board of Commissioners to assess the performance of the Board of Commissioners collegially and not to assess the individual performance of each member of the Board of Commissioners. With this self assessment, it is hoped that each member of the Board of Commissioners can contribute to improving the performance of the Board of Commissioners on an ongoing basis.

Further details regarding the Board of Commissioners' self assessment policy can be seen through Telkom's Board Manual which can be accessed through the GCG menu on Telkom website.

BOARD OF COMMISSIONERS’ REMUNERATION

The remuneration policy for Telkom's Board of Commissioners is based on Regulation of the State Minister for State-Owned Enterprises No. PER-04/MBU/2014 as lastly amended by Regulation of the Minister of SOE No. PER-12/MBU/11/2020 regarding Fifth Amendment to Regulation of the Minister of State-Owned Enterprises Number PER-04/MBU/2014 regarding Guidelines for Determining the Income of Directors, Board of Commissioners, and Supervisory Board of State-Owned Enterprises. Following these regulations, the Board of Commissioners' remuneration has components which consist of:

1.	Salaries;
2.	Allowances; consisting of:
	a.	Religious holiday allowance
	b.	Transportation allowance
	c.	Post-employment insurance
3.	Facilities; consisting of:
	a.	Medical facility
	b.	Legal facility
4.	Bonus/Incentive, which can be given in the form of Long Term Incentive (LTI)

Furthermore, the procedure for proposing up to the determination of the remuneration of Telkom's Board of Commissioners is explained as follows:

1.	The Board of Commissioners requests the KNR to draft a remuneration proposal for the Board of Commissioners.
2.	If needed, Committee for Nomination and Remuneration can request an independent party to draw up a framework on the remuneration of the Board of Commissioner.
3.	The Committee for Nomination and Remuneration proposes the remuneration framework referred to to the Board of Commissioners.
4.	The Board of Commissioners proposes remuneration for the Board of Commissioner to GMS.
5.	The GMS delegates authority and power to the Board of Commissioners, with the prior approval of Series A shareholders to determine the remuneration for Board of Commissioners.

For 2020, the total remuneration paid to the entire Board of Commissioners was Rp96.0 billion. The table below sets forth the remuneration paid to our Board of Commissioners received in 2020.

Board of Commissioners’ Recapitulation of Remuneration

No.	Board of Commissioners	Position	Honorarium & Other Allowances	Tantiem(1)	Total
			Rp million
1.	Rhenald Kasali	President Commissioner/ Independent Commissioner	3,816	6,047	9,863
2.	Marsudi Wahyu Kisworo	Independent Commissioner	3,430	5,442	8,872
3.	Ahmad Fikri Assegaf (2)	Commissioner	1,489	-	1,489
4.	Wawan Iriawan(2)	Independent Commissioner	1,489	-	1,489
5.	Chandra Arie Setiawan(2)	Independent Commissioner	1,491	-	1,491
6.	Margiyono Darsasumarja(3)	Independent Commissioner	1,506	9,405	10,911
7.	Cahyana Ahmadjayadi(3)	Independent Commissioner	1,906	9,405	11,311
8.	Marcelino Rumambo Pandin	Commissioner	3,423	5,442	8,865
9.	Ismail	Commissioner	3,421	5,442	8,863
10.	Alex Denni(2)	Commissioner	1,491	-	1,491
11.	Rizal Mallarangeng(2)	Commissioner	1,493	-	1,493
12.	Hendri Saparini(4)			4,403	4,403
13.	Rinaldi Firmansyah(4)			3,963	3,963
14.	Isa Rachmatarwata(6)			9,208	9,208
15.	Edwin Hidayat Abdullah(5)			8,346	8,346
16.	Pamijati Pamela Johanna W.(4)			3,963	3,963

Remarks:

(1)	Tantiem stated as gross tantiem
(2)	Since June 19, 2020
(3)	Up to June 19,2020
(4)	Up to May 24, 2019
(5)	Up to November 18, 2019
(6)	Up to December 23, 2019

In addition to providing remuneration, Telkom also includes the Board of Commissioners to become BPJS Kesehatan participants as Telkom's efforts to support the National Health Insurance programs run by the Government.

In order to support the Government's program to eradicate the COVID-19 pandemic, the entire Board of Commissioners provides full support both morally and materially. In 2020, the Board of Commissioners will donate all Tunjangan Hari Raya (THR) or religious holiday allowance to assist the government in implementing programs related to the eradication of the COVID-19 pandemic throughout Indonesia.

INDEPENDENT COMMISSIONER

Following Financial Services Authority Regulation No. 33/POJK.04/2014, Telkom has 4 (four) Independent Commissioners as of December 31, 2020 with 9 (nine) total number of members of the Board of Commissioners, which means exceeding POJK requirements by 30% (thirty percent).

Criteria for determining Independent Commissioners and appointment at the GMS refers to:

1.	Regulation of the Minister of State-Owned Enterprises No. PER-02/MBU/02/2015, which includes Formal Requirements, Material Requirements, and Other Requirements.
2.	Financial Services Authority Regulation No. 33/POJK.04/2014 regarding Directors and Board of Commissioners of Issuers or Public Companies, as follows:
a.

Not a person who works or has the authority and responsibility to plan, lead, control, or supervise the activities of the Company in the past 6 (six) months, except for the reappointment as an Independent Commissioner in the following period.

	b.	Do not have Telkom shares either directly or indirectly.
	c.	Has no affiliation with Telkom, members of the Board of Commissioners, members of the Board of Directors, or main Shareholders of Telkom.
	d.	Has no direct or indirect business relationship related to Telkom's business activities.

INDEPENDENCE STATEMENT

In carrying out their work, the Board of Commissioners must carry out their duties independently without any intervention from other parties. Also, in the composition of the Board of Commissioners, some independent Commissioners have conditions based on the applicable provisions in the Capital Market environment. Referring to Article 25, Regulation of the Financial Services Authority No. 33/POJK.04/2014, Independent Commissioners who have served for two terms of office (twice of five-year terms) can be reappointed by declaring their independence to the GMS and disclosed openly in the company annual report.

As of December 31, 2020, there were none of Telkom Independent Commissioners who fulfilled the provisions above. However, as an effort to implement GCG, Telkom requires every Independent Commissioner to continue to sign a Statement of Independence every year.

BOARD OF COMMISSIONERS’ MEETING

According to Telkom’s Board Manual, the Board of Commissioners must conduct Meetings at least 1 (one) time in 1 (one) month or at any time if necessary. This is carried out in accordance with OJK Regulation No. 33/POJK.04/2014, particularly Article 31. The Board of Commissioners must also hold a Joint Meeting with the Directors at least 1 (one) time in 3 (three) months and at any time if necessary. The Board of Commissioners has held 30 Internal Meetings and 13 Joint Meetings with the Directors in 2020.

Meeting of the Board of Commissioners is considered a quorum if more than half of the members of the Board of Commissioners are present at the Meeting. The Board of Commissioners' Meeting takes decisions by prioritizing deliberation to reach consensus. If consensus cannot be reached, then decision making is based on the majority of the members of the Board of Commissioners present or represented at the Meeting. If there were a balanced number of votes, the decision taken would be following the opinion of the Chairman of the Meeting.

The following table shows the frequency of attendance of each member of the Board Commissioners at the Internal Meeting, and the frequency of attendance of each member of the Board of Commissioners and Directors at the Joint Meeting.

Board of Commissioners’ Attendance and Agenda at Internal Meetings

No.	Date	Meeting’s Agenda
1.	January 8, 2020	1.			Changes in the membership composition of KEMPR
		2.			Board of Commissioners work program in 2020
		3.			Discussion on Inorganic Project proposal
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√

No.	Date	Meeting’s Agenda
2.	January 30, 2020	1.				Board Manual update
		2.				Audit Committee Report on progress of Audit Completion for 2019 Fiscal Year
		3.				Recommendation from the Committee for Nomination and Remuneration regarding KPI Proposal
		4.				Limited Agenda
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
3.	February 7, 2020	1.				Discussion on Board of Commissioners' 2020 KPI
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	-	√	N/A	N/A	√	√
4.	February 12, 2020	1.				Streamlining Subsidiary
		2.				Discussion on Inorganic Project proposal
		3.				Proposal for Telkom University Medical Study Program discussion
		4.				Collaboration between Telkom University and Telkomsel discussion
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
5.	February, 25 2020	1.				Audit Committee membership composition reshuffle
		2.				Submission of Fit and Proper test results for Telkom International Subsidiaries
		3.				Discussion on Inorganic Project proposal
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
6.	March 9, 2020	1.				Director of Human Capital: Transformation, HCM Issues update
		2.				Follow up on McKinsey's Strategic Due Diligence and Alignment with Master Plan discussion
		3.				Discussion on Inorganic Project proposal
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
7.	March 13, 2020	1.				LinkAja
		2.				Blanja.com
		3.				Discussion on Inorganic Project proposal
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	√	-	N/A	N/A	√	√
8.	March 16, 2020	1.				Explanation of Share Buyback by the Board of Directors
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
9.	March 20, 2020	1.				Share Buyback discussion
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	-	√	N/A	N/A	√	√
10.	March 23, 2020	1.				Share Buyback implementation consultation
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
11.	March 24, 2020	1.				Share Buyback implementation consultation
		2.				Tingkat Komponen Dalam Negeri (TKDN) Telkom
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
12.	March 27, 2020	1.				Board of Commissioners decision draft regarding SOPs refers to the process of granting the approval of the Board of Commissioners discussion
		2.				Streamlining Subsidiaries approval
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
13.	March 30, 2020	1.				TKDN TelkomGroup discussion
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√

No.	Date	Meeting’s Agenda
14.	April 20, 2020	1.				Limited Agenda
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
15.	April 28, 2020	1.				Limited Agenda
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
16.	April 29, 2020	1.				Limited Agenda
		2.				Allocation of the Board of Commissioners' holiday allowances for COVID-19 handling
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
17.	May 28, 2020	1.				Substantial Procurement Criteria approval
		2.				Extension of the CSS First Submission deadline approval
		3.				Limited Agenda
		4.				KPI Supervision of the Board of Commissioners
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	-
18.	June 5, 2020	1.				Bond Issuance proposal discussion
		2.				AGMS 2019 Financial Year preparation
		3.				Other: Telecommunication cluster master plan proposal will be submitted formally to SOE
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
19.	June 22, 2020	1.				Determination of Committee membership
		2.				Pending Items that need to be completed immediately
		3.				President Commissioner briefing
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A
20.	July 6, 2020	1.				Monitoring the Performance of Subsidiaries (Telkom Metra, PINS, dan Telkom Infra)
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A
21.	July 20, 2020	1.				Discussion on Inorganic Project proposal
		2.				Revisions/Amendments proposal to 2020 RKAP
		3.				Directors’ Regulation regarding Cooperation SOPs approval
		4.				Others
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A
22.	August 11, 2020	1.				Procedures for filling in the Position of Subsidiary Management
		2.				Additional Audit fees approval for 2019
		3.				Audit Committee’s member selection report
		4.				Using Privy-Id as a digital signature platform at the Secretariat of the Board of Commissioners
		5.				Limited Agenda
		6.				Sharing session with BPKP regarding TKDN
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A
23.	September 4, 2020	1.				Board of Commissioners on Subsidiary Performance evaluation
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A
24.	September 16, 2020	1.				TKDN discussion
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A

No.	Date	Meeting’s Agenda
25.	September 22, 2020	1.				Discussion on Inorganic Project proposal
		2.				Release Commitment Capex part II
		3.				Company’s Key Performance Indicator for 2020
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A
26.	October 12, 2020	1.				Inorganic Project decision making
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A
27.	November 2, 2020	1.				SEA Today
		2.				Omnibus Law Socialization: Telecommunication Chapter
		3.				Proposal of Board of Directors' KPI Semester II of 2020
		4.				Proposal of Budget for the Board of Commissioners for 2021
		5.				Membership of the Board of Commissioners Assistant Team adjustment in the implementation of Subsidiary Streamlining
		6.				Work Contract continuity of Board of Commissioners' Organ decision
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A
28.	November 9, 2020	1.				SEA Today Discussion
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	√	√	√	-	√	√	√	N/A	N/A
29.	November 12, 2020	1.				Subsidiaries Management discussion
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	√	√	√	-	√	√	√	N/A	N/A
30.	December 7, 2020	1.				RKAP discussion in 2020
	Attendance List	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
		√	√	√	√	√	√	-	√	√	N/A	N/A

Remarks:

RK	Rhenald Kasali	CAS	Chandra Arie Setiawan	RM	Rizal Mallarangeng	(1)	Since June 19, 2020
MWK	Marsudi Wahyu Kisworo	MRP	Marcelino Rumambo Pandin	MGD	Margiyono Darsasumarja	(2)	Up to June 19, 2020
AFA	Ahmad Fikri Assegaf	IS	Ismail	CA	Cahyana Ahmadjayadi
WI	Wawan Iriawan	AD	Alex Denni

Board of Commissioners’ Attendance at Internal Meetings

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Rhenald Kasali	30	30	100%
2.	Marsudi Wahyu Kisworo	30	30	100%
3.	Ahmad Fikri Assegaf(1)	12	12	100%
4.	Wawan Iriawan(1)	12	12	100%
5.	Chandra Arie Setiawan(1)	12	12	100%
6.	Marcelino Rumambo Pandin	30	26	87%
7.	Ismail	30	28	93%
8.	Alex Denni(1)	12	12	100%
9.	Rizal Mallarangeng(1)	12	12	100%
10.	Margiyono Darsasumarja(2)	18	18	100%
11.	Cahyana Ahmadjayadi(2)	18	17	94%

Remarks:

Ince June 19,
(1)	Since June 19, 2020
(2)	Up to June 19, 2020

Board of Commissioners’ and Board of Directors’ Attendance and Agenda at Joint Meetings

No.	Date	Meeting’s Agenda
1.	January 30, 2020	1.	Company Performance in December 2019
2.	Special Material:
a.	Company’s KPI Principles approval in 2020
b.	2020 Board Manual Principles approval
c.	Capex Tracking: IndiHome
Attendance List of BOC	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
Attendance List of BOD	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW(3)	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA(2)	EW(4)	FRD(2)
√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	√	√	√	-	√	√	√	√
2.	February 25, 2020	1.	Company Performance in January 2020
2.	Special Material:
a.	ISO 37001 socialization
b.	Telkomsel: Optimizing New Growth Engine To Compensate Legacy Decline
c.	Big Data
d.	Handling MDM Cyber Security Issues
e.	Subsidiary Streamlining update
Attendance List of BOC	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
Attendance List of BOD	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW(3)	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA(2)	EW(4)	FRD(2)
√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	√	√	√	√	√	√	√	√
3.	March 26, 2020	1.	Company Performance Ytd February 2020 (including the impact of COVID-19 analysis on the 2020 RKAP and PD revision of logistics management approval)
2.	Special Material:
a.	Business plan mergers achievement evaluation and acquisitions in the last 5 years
b.	Telkomsat consolidation evaluation
Attendance List of BOC	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
Attendance List of BOD	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW(3)	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA(2)	EW(4)	FRD(2)
√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	√	√	√	√	√	√	√	√
4.	April 28, 2020	1.	Company Performance Ytd March 2020
2.	Preparation for the General Meeting of Shareholders (GMS) progress
3.	Board of Commissioners follow up/concern discussion:
a.	UmeetMe improvement progress
b.	TelkomGroup synergy in Digital Platform Development and Product Bundling during the COVID-19 outbreak
c.	Work From Home evaluation
Attendance List of BOC	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
Attendance List of BOD	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW(3)	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA(2)	EW(4)	FRD(2)
√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	√	√	√	N/A	N/A	N/A	√	N/A
5.	May 28, 2020	1.	Company Performance Ytd April 2020
2.	Preparation for the 2020 AGMS
Attendance List of BOC	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
√	√	N/A	N/A	N/A	√	√	N/A	N/A	√	√
Attendance List of BOD	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW(3)	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA(2)	EW(4)	FRD(2)
√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	√	√	√	N/A	N/A	N/A	-	N/A

No.	Date	Meeting’s Agenda
6.	June 29, 2020	1.	Company Performance Ytd May 2020
Attendance List of BOC	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
√	√	√	√	√	√	√	√	√	N/A	N/A
Attendance List of BOD	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW(3)	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA(2)	EW(4)	FRD(2)
√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
7.	July 27, 2020	1.	Company Performance Ytd June 2020
Attendance List of BOC	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
√	√	√	√	√	√	√	√	√	N/A	N/A
Attendance List of BOD	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW(3)	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA(2)	EW(4)	FRD(2)
√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
8.	August 28, 2020	1.	Company Performance Ytd July 2020
Attendance List of BOC	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
√	√	√	√	√	√	√	√	√	N/A	N/A
Attendance List of BOD	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW(3)	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA(2)	EW(4)	FRD(2)
√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
9.	September 28, 2020	1.	Company Performance Ytd August 2020
2.	Final Draft CSS 2021-2025 discussion
Attendance List of BOC	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
√	√	√	√	√	-	√	√	√	N/A	N/A
Attendance List of BOD	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW(3)	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA(2)	EW(4)	FRD(2)
√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
10.	October 26, 2020	1.	Company Performance Ytd September 2020
Attendance List of BOC	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
√	√	√	√	√	-	√	√	√	N/A	N/A
Attendance List of BOD	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW(3)	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA(2)	EW(4)	FRD(2)
√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
11.	November 27, 2020	1.	Company Performance Ytd October 2020
Attendance List of BOC	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
√	√	√	√	√	√	√	√	√	N/A	N/A
Attendance List of BOD	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW(3)	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA(2)	EW(4)	FRD(2)
√	√	√	√	√	-	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
12.	December 8, 2020	1.	2021 RKAP Final Proposal and Submission of the Board of Commissioners' Decisions regarding the 2021 RKAP discussion
Attendance List of BOC	RK	MWK	AFA(1)	WI(1)	CAS(1)	MRP	IS(2)	AD(1)	RM(1)	MGD(2)	CA(2)
√	√	√	√	√	√	√	√	√	N/A	N/A
Attendance List of BOD	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW(3)	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA(2)	EW(4)	FRD(2)
√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

No.	Date	Meeting’s Agenda
13.	December 21, 2020	1.	Company Performance Ytd November 2020
	Attendance List of BOC	RK	MWK		AFA(1)	WI(1)			CAS(1)	MRP	IS(2)		AD(1)	RM(1)	MGD(2)			CA(2)
		√	√		√	√			√	√	-		√	√	N/A			N/A
	Attendance List of BOD	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW(3)	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA(2)	EW(4)	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Remarks:

Nce June
RK	Rhenald Kasali	CA	Cahyana Ahmadjayadi	HMZ	Harry Mozarta Zen	(1)	Since June 19, 2020
MWK	Marsudi Wahyu Kisworo	RA	Ririek Adriansyah	SC	Siti Choiriana	(2)	Up to June 19, 2020
AFA	Ahmad Fikri Assegaf	DR	Dian Rachmawan	ZA	Zulhelfi Abidin	(3)	Director of EBIS since June 19, 2020
WI	Wawan Iriawan	AW	Afriwandi	AS	Achmad Sugiarto	(4)	Director of HCM up to June 19, 2020
CAS	Chandra Arie Setiawan	HS	Heri Supriadi	BW	Bogi Witjaksono
MRP	Marcelino Rumambo Pandin	FMV	FM Venusiana R.	EA	Edwin Aristiawan
IS	Ismail	EW	Edi Witjara	FRD	Faizal Rochmad Djoemadi
AD	Alex Denni	HW	Herlan Wijanarko
RM	Rizal Mallarangeng	MFR	Muhamad Fajrin Rasyid
MGD	Margiyono Darsasumarja	BSW	Budi Setyawan Wijaya

Board of Commissioners’ Attendance at Joint Meetings

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Rhenald Kasali	13	13	100%
2.	Marsudi Wahyu Kisworo	13	13	100%
3.	Ahmad Fikri Assegaf(1)	8	8	100%
4.	Wawan Iriawan(1)	8	8	100%
5.	Chandra Arie Setiawan(1)	8	8	100%
6.	Marcelino Rumambo Pandin	13	11	85%
7.	Ismail	13	12	92%
8.	Alex Denni(1)	8	8	100%
9.	Rizal Mallarangeng(1)	8	8	100%
10.	Margiyono Darsasumarja(2)	5	5	100%
11.	Cahyana Ahmadjayadi(2)	5	5	100%

Remarks:

(1)	Since June 19, 2020
(2)	Up to June 19, 2020

Board of Directors’ Attendance at Joint Meetings

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Ririek Adriansyah	13	13	100%
2.	Dian Rachmawan(1)	8	8	100%
3.	Afriwandi(1)	8	8	100%
4.	Heri Supriadi(10	8	8	100%
5.	FM Venusiana R(1)	8	8	100%
6.	Edi Witjara(3)	8	7	88%
7.	Herlan Wijanarko(1)	8	8	100%
8.	Muhamad Fajrin Rasyid(1)	8	8	100%
9.	Budi Setyawan Wijaya(1)	8	8	100%
10.	Harry Mozarta Zen(2)	5	5	100%
11.	Siti Choiriana(2)	5	5	100%
12.	Zulhelfi Abidin	5	5	100%
13.	Achmad Sugiarto(2)	5	4	80%
14.	Bogi Witjaksono(2)	5	5	100%
15.	Edwin Aristiawan(2)	5	5	100%
16.	Edi Witjara(4)	5	4	80%
17.	Faizal Rochmad Djoemadi(2)	5	5	100%

Remarks:

(1)	Since June 19, 2020
(2)	Up to June 19, 2020
(3)	Director of EBIS since June 19, 2020
(4)	Director of HCM up to June 19, 2020

BOARD OF COMMISSIONERS’ PERFORMANCE ASSESSMENT

Through the Annual GMS, Shareholders evaluate the performance of the Board of Commissioners based on the Performance Implementation Report of the Board of Commissioners which is accountable for the current Financial Year. The performance evaluation includes the level of participation of members of the Board of Commissioners in Company meetings and activities, achievement of targets and work targets, both in carrying out their functions as members of the Board of Commissioners and as members of the committee.

In general, it can be said that the Board of Commissioners is in charge of supervising management policies, general management of both the Company and the Company's business carried out by the Board of Directors and providing advice to the Board of Directors including oversight of the implementation of the Company's Long Term Plan, the Company's Annual Work Plan and Budget and provisions Articles of Association and Resolutions of the GMS, as well as laws and regulations, for the benefit of the Company in accordance with the aims and objectives of the Company. In 2020, these tasks have been formulated in the form of Key Performance Indicators (KPI) for Supervision of the Board of Commissioners whose achievements are evaluated every quarter, and the aggregation of evaluation results in 2020 shows that the Board of Commissioners has carried out its supervisory duties properly.

COMMITTEE UNDER BOARD OF COMMISSIONERS’ ASSESSMENT

In carrying out its duties, the Board of Commissioners is assisted by Audit Committee, Committee for Nomination and Remuneration, and Committee for Planning and Risk Evaluation and Monitoring. In general, these committees have performed well throughout 2020 and can carry out their duties and responsibilities which are described as follows. The committee's performance assessment is carried out annually by the Board of Commissioners, and for 2020 it is carried out by filling out self-questionnaires and cross assessments.

Committees	2020 Performance
Audit Committee	1.	Assist the Board of Commissioners in overseeing the audit process conducted by independent auditors properly.
	2.	Helps to evaluate and provide recommendations on the results of internal and external audits very well.
Committee for Nomination and Remuneration	1.	Assist the Board of Commissioners to provide advice to the Board of Directors in making strategic decisions regarding remuneration policies.
	2.	Help formulate fair and accountable Top Talent proposals.
Committee for Planning and Risk Evaluation and Monitoring	1.	Assist the Board of Commissioners in business planning and monitoring the implementation of risk management.
	2.	Assist the Board of Commissioners in providing good recommendations to the Board of Directors on the long-term course of Telkom, including decisions on corporate action initiatives.

BOARD OF DIRECTORS’ PERFORMANCE ASSESSMENT

In terms of evaluating the performance of the Board of Directors, one of the measuring tools that can be used is the Key Performance Indicator (KPI). When compared to 2019, there is a difference in the formal basis for evaluating the performance of the Board of Directors due to the issuance of Minister of SOE Regulation Number: PER-11/MBU/11/2020 dated November 12, 2020 regarding Management Contracts and Annual Management Contracts for Directors of State-Owned Enterprises. Based on this regulation, several things are stipulated, namely:

1.

Obligation to sign the Management Contract by the Board of Directors. The Management Contract contains the promise or statement of the prospective members of the Board of Directors, namely that if he/she is reappointed/reappointed as a members of the Board of Directors, he/she promises to fulfill all the targets set by the GMS/Minister, including KPIs that have been previously determined, and apply the principles of Good Corporate Governance.

2.	Performance appraisal based on KPI is determined collegially for the President Director, and individually for each member of the Board of Directors.
3.

The establishment of five perspectives in collegial preparation of the KPI for the Board of Directors, namely: economic and social values for Indonesia; business model innovation; technology leadership; increased investment; and talent development. The KPI for the Board of Directors individually consists of Joint/Collegiate KPIs and Directorate KPIs.

The calculation of the achievement of the Board of Directors KPI is collegially and individually was reviewed by the Public Accountant Office (KAP) which audits the company's financial statements. A collegial report on the achievement of KPIs is presented in another section of this annual report.

AUDIT COMMITTEE

Telkom has an Audit Committee that works based on the Decision of the Board of Commissioners No. 10/KEP/DK/2018 regarding Charter of Audit Committee of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk. The duties and functions of Audit Committee are to assist the Board of Commissioners in carrying out the Company's supervisory function following OJK Regulation No. 55/POJK.04/2015 dated December 23, 2015, the provisions of the US SEC Exchange Act 10A-3, the principles of Good Corporate Governance (GCG), and other related regulations.

AUDIT COMMITTEE’S SCOPE, DUTIES, AND RESPONSIBILITIES

The scope, duties, and responsibilities of Audit Committee are:

1.

To assist the Board of Commissioners in the process of selecting independent auditors to conduct the integrated audit for the Company and its consolidated subsidiaries based on independence, the scope of work and service fee.

2.	To oversee integrated audit process for the Company and audit process of the subsidiaries of which the financial statements are consolidated into the Company’s consolidated financial statements.
3.	To give independent opinions in the event of any different opinion between management and independent auditors.
4.	To give pre-approval of non-audit services to be assigned to independent auditors.
5.	To review any financial information to be published by the Company, such as financial statements, projections, and any other financial information.
6.	To monitor the adequacy of management’s efforts to build and operate effective internal control, in particular the internal control of financial reporting.
7.	To analyze inspection done by the internal auditor.
8.	Supervise internal auditors’ findings follow up by management.
9.

Providing facilities to receive, study and follow up complaint (Whistleblower) which includes the Company, subsidiaries and its affiliation (affiliate definition based on Article 1 Number 1 Law No. 8 in 1995 regarding Capital Market).

10.	To monitor the compliance of the Company with the laws and regulations on the Capital Market and any other laws and regulations regarding the Company’s business.
11.	To analyze risk management policies and implementation made and run by management.
12.	Analyzing and advising the Board of Commissioners regarding Potential Conflict of Interest Inside the Company.
13.	Maintain confidentiality of the Company and its consolidated subsidiaries' document, data and information.
14.	To do other tasks given by the Board of Commissioners.

Furthermore, in the Resolution of the Board of Commissioners No. 04/KEP/DK/2011 dated March 24, 2011 regarding Charter of Committee for Planning and Risk Evaluation and Monitoring of PT Telekomunikasi Indonesia, Tbk which regulates the division of tasks between Audit Committee and KEMPR, particularly in points 10 and 11 above, as follows:

1.	Audit Committee analyzes and monitors the Company’s compliance to the Capital Market Regulation where the Company’s stock is listed, especially related to the financial reporting risk.
2.	KEMPR analyze and monitor the Company’s compliance to laws and regulation related to business of the Company.

AUDIT COMMITTEE’S COMPOSITION

In accordance with OJK Regulations and US SEC Regulations, Audit Committee at Telkom has at least three members, chaired by an Independent Commissioner. The other two members of the Audit Committee must be independent parties.

At the AGMS on June 19, 2020, one of the resolutions of the AGMS determined changes in composition of the Board of Commissioners, including the change of members of Independent Commissioners. With these changes, Telkom’s Audit Committee has also undergone changes through Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020 regarding Membership Composition of Audit Committee of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk as follows.

Audit Committee’s Composition as of December 31, 2020

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	Chandra Arie Setiawan* Independent Commissioner	Resolution of the Board of Commissioners No. 09/KEP/DK/2020, June 29, 2020 then set it back in Resolution of the Board of Commissioners No. 17/KEP/DK/2020, September 1, 2020.	2020 - Present
Members	Marcelino Rumambo Pandin* Commissioner

Resolution of the Board of Commissioners No. 04/KEP/DK/ 2019 dated May 29, 2019, as amended several times and re-established and most recently set it back through the Resolution of the Board of Commissioners No. 17/KEP/DK/ 2020 dated September 1, 2020.

2019 - Present
Marsudi Wahyu Kisworo* Independent Commissioner

Resolution of the Board of Commissioners No. 01/KEP/DK/2020 January 15, 2020, as amended and re-established, and finally set it back through the Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020.

2020 - Present
	Wawan Iriawan* Independent Commissioner	Resolution of the Board of Commissioners No. 09/KEP/DK/2020 June 29, 2020 then set it out in Resolution of the Board of Commissioners No. 17/KEP/DK/2020 September 1, 2020.	2020 - Present
	Ahmad Fikri Assegaf* Commissioner	Resolution of the Board of Commissioners No. 09/KEP/DK/2020 June 29, 2020 then set it out in Resolution of the Board of Commissioners No. 17/KEP/DK/2020 September 1, 2020.	2020 - Present
Sarimin Mietra Sardi Independent Commissioner/ Financial Expert

Resolution of the Board of Commissioners No. 04/KEP/DK/2016 dated March 31, 2016, as amended and re-established several times, and most recently set it back by the Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020.

2016 - Present
	Emmanuel Bambang Suyitno Independent Commissioner/ Financial Expert	Resolution of the Board of Commissioners No. 17/KEP/DK/2020 September 1, 2020.	2020 - Present

Remark:

*	Profile of Audit Committee members from the Board of Commissioners can be seen on Profile of the Board of Commissioners

The last result of AGMS, followed by the decision of the Board of Commissioners on September 1, 2020, are the legal basis for the previous Audit Committee to resign from their position. Several old members were later reappointed and joined the new Audit Committee, namely Mr. Marcelino Rumambo Pandin, and independent member Mr. Sarimin Mietra Sardi.

Audit Committee’s Composition as of December 31, 2019

Position	Name	Double Position Status
Chairman	Margiyono Darsasumarja*	Independent Commissioner
Secretary/Member	Tjatur Purwadi	Independent Member
Members	Ismail*	Commissioner
	Marcellino Rumambo Pandin*	Commissioner
	Sarimin Mietra Sardi	Independent Member

Remark:

*	Profile of Audit Committee members from the Board of Commissioners can be seen on Profile of the Board of Commissioners

AUDIT COMMITTEE MEMBER’S PROFILE WHO ARE NOT BOARD OF COMMISSIONERS’ DOUBLE POSITION

Sarimin Mietra Sardi

Independent Member/Financial Expert

Personal

Born	: Ujung Pandang, September 17, 1958
Age	: 62 years old
Nationality	: Indonesian
Domicile	: Bandung, Indonesia

Educations

1993	Bachelor degree in Accounting, Sekolah Tinggi Akuntansi Negara (STAN), Indonesia.
2008	Master degree in Management, Universitas Pendidikan Indonesia (UPI), Indonesia.

Basis of Appointment

Resolution of the Board of Commissioners No. 04/KEP/DK/2016 dated March 31, 2016, as amended and re-established several times, and most recently set it back by the Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020.

Term of Service

March 31, 2016 up to present.

Duties and Responsibilities

Served to oversee and monitor the integrated audit process, the process of consolidating financial statements, the effectiveness of internal control over financial reporting.

Career Experiences

2020 - Present	Independent Member/Financial Expert of Audit Committee
2016 - 2020	Independent Member of Audit Committee.
1982 - 2015

PT Telkom Indonesia (Persero) Tbk.

(Held several strategic positions including Director of Finance and Administration of PT Dayamitra Telekomunikasi, Deputy SGM Finance Operation and Director of Finance & HR of Telkom Pension Fund).

Professional Licenses and Certificates

2017	Certification in Audit Committee Practices (CACP), Ikatan Komite Audit Indonesia.
2014	Certified Financial Consultant, The Institute of Finance Consultants.
2013	Certification of Completion the Chief of Financial Officer Leadership Program, School of Business & Management Institut Teknologi Bandung (SBM-ITB).
2011	Basic Knowledge Certification in the Field of Pension Funds, Lembaga Standar Profesi Dana Pensiun (LSPDP).
2008	Certification in International Tax Law Program, Robert Kennedy College.

Emmanuel Bambang Suyitno

Independent Member/Financial Expert

Personal

Born	: Solo, March 20, 1970
Age	: 50 years old
Nationality	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2007	MBA, Institut Pengembangan Manajemen Indonesia (IPMI) International Business School, Indonesia
1995	Bachelor Degree in Accounting, Universitas Indonesia, Indonesia

Basis of Appointment

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 September 1, 2020.

Term of Service

September 1, 2020 up to present.

Duties and Responsibilities

Served to oversee and monitor the integrated audit process, the process of consolidating financial statements, the effectiveness of internal control over financial reporting.

Career Experiences

2020 - Present	Independent Member/Financial Expert of Audit Committee.
2017 - 2020	Corporate Secretary Division, PT PP Presisi Tbk.
2016 - 2017	SVP - Head of Investor Relations, Corporate Finance, MIS & Audit, Lucky Group of Indonesia.
2014 - 2016	Audit Committee Member, PT Danareksa Persero.
1994 - 2014

Audit Committee, Risk Management and Audit, Corporate Secretary, Investor Relations, Corporate Finance, ChemOne Holdings Pte Ltd, PT Indika Energy Tbk, PT. Surya Citra Media Tbk, PT. Kopitime Dot Com Tbk, Jan Darmadi Group, Ernst and Young.

Professional Licenses and Certificates

2019	Certification in Audit Committee Practices (CACP), Indonesian Institute of Audit Committee (IKAI)
2015	Indonesia Registered Accountant (RNA) by Ministry of Finance of the Republic of Indonesia
2014	Chartered of Accountant by International Federation of Accountants (IFAC), Institute of Indonesia Chartered Accountants (IAI)

AUDIT COMMITTEE INDEPENDENCE

Audit Committee members are required to always have integrity and act independently in carrying out their duties and responsibilities. As a form of commitment to independence, all members of the Audit Committee are required to sign a pact of integrity and independence so that Telkom can be sure that every decision made through Audit Committee will be free from pressure from other parties.

AUDIT COMMITTEE’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

The performance and implementation of Audit Committee's activities during the reporting period have been summarized in the Audit Committee's Activity Report for 2020, which includes information on:

1.

Evaluate the Independent Auditors who audit the Company's consolidated financial statements for the 2019 Financial Year and provide recommendations to the Board of Commissioners regarding the appointment of an independent auditor who will audit the Company's consolidated financial statements for the 2020 Financial Year

a.

Audit Committee prepares an evaluation report on the audit of the Company's consolidated financial statements for the 2019 Financial Year submitted to the Board of Commissioners and the Capital Market Authority (OJK).

b.

Based on the Audit Committee's report on the results of the evaluation of the audit of the Company's consolidated financial statements for the 2019 Financial Year, the Board of Commissioners proposes an independent auditor to audit consolidated financial statements in 2020 at the 2020 Annual General Meeting of Shareholders of the Company.

2.	Supervise the Integrated Audit process for the 2019 Financial Year 2019 and 2020 Financial Year
a.

Audit Committee has conducted discussions with management (VP Financial Policy, SGM Shared Service of Finance), Internal Auditors and Independent Auditors of KAP Purwantono, Sungkoro & Surja a member firm of Ernst & Young Global Limited (KAP PSS/EY) related to the quality and acceptability of accounting standards financial statements applied by the Company, significant accounting estimates and judgments, and the adequacy of disclosures in the consolidated financial statements, and the effectiveness of internal controls implemented by management, so that the quantity and quality of financial statements issued by management are presented fairly and there are no material misstatements.

b.

Audit Committee has reviewed and discussed audited consolidated financial statements and notes to the consolidated financial statements in the annual report (Form 20F) with Company management. Regarding the Company's risk management, Audit Committee supervises and monitors fraud risk, and financial reporting risks that may have a material impact on the presentation of financial statements.

c.

Audit Committee reviews and discusses with the Independent Auditor (KAP PSS/EY) the management's compliance with the implementation of Capital Market regulations and other regulations relating to the Company's business following PSA 62 standards which began an audit in 2017.

	d.	Audit Committee discussed with KAP PSS/EY regarding the Integrated Audit plan for the 2020 Financial Year.
	e.	Audit Committee has discussed developments - the interim Integrated Audit for the 2020 Financial Year as well as the Early Warning Report (EWR).

3.	Reviewing and supervising the work plan and implementation of the Internal Auditor Unit for the 2020 Fiscal Year
a.

Audit Committee has conducted a review and discussion of the proposed 2020 Internal Audit Unit work program associated with risks that would occur in 2020 before the work program is determined by management.

b.

Audit Committee conducts quarterly discussions of findings and recommendations on the results of the audit process and internal consultations from the Internal Audit unit, including monitoring the follow up completed by management.

	c.	Audit Committee has discussed significant issues as well as the follow-up development that have been carried out and or will be carried out.

4.	Supervise the audit process of the Partnership and Community Development Program (PKBL) carried out by the Community Development Center Unit (CDC) for the 2020 Financial Year

Audit Committee has conducted discussions with CDC Management and Independent Auditors (KAP PSS/EY) related to the implementation of the Partnership and Community Development Program in 2020, the audit process for Partnership and Community Development Program's financial statements for the 2020 Financial Year, and Agreed Upon Procedures (AUP) for compliance with regulations that apply in the management of the Partnership and Community Development Program.

5.	Conducting discussion of the Company's Consolidated Financial Statements Quarterly

Audit Committee has conducted discussions with management regarding the Company's consolidated financial statements quarterly before the financial statements are reported to the Financial Services Authority and the Stock Exchange, so that the quality of financial reports issued by management is presented fairly, has sufficient disclosure and there are no material misstatements.

6.	Conducted a joint study with Committee for Planning and Risk Evaluation and Monitoring (KEMPR)
Audit Committee has conducted joint discussions regarding the implementation of Enterprise Risk Management (ERM) by management.

7.	Prepare the Audit Committee Annual Work Program

Audit Committee has prepared and discussed the annual work program of the Audit Committee together with the Board of Commissioners to ensure that the work program includes all the duties and responsibilities that have been arranged and stipulated in the charter as well as special tasks assigned by the Board of Commissioners.

8.	Reviewing information on complaints that have been submitted through the Whistleblowing System (WBS) program for the 2020 Financial Year

To provide opportunities and convenience to all parties in submitting complaints both by TelkomGroup employees and from outside TelkomGroup (third parties), Audit Committee has prepared a Whistleblower application system so that it can be accessed easily from anywhere via internet access.

AUDIT COMMITTEE’S MEETING

In accordance with Telkom Audit Committee Charter, it has been determined that Audit Committee holds one meeting per month, which is more intensive than the minimum requirements for Committee meetings as stipulated in OJK Regulation No.55/POJK.04/2015 dated December 23, 2015 regarding Establishment and Audit Committee Charter, particularly in Article 13, states that Audit Committee conducts regular meetings at least once in three months. During 2020, Audit Committee held 29 committee meetings with attendance levels as shown in the following table.

Audit Committee’s Meeting Attendances 2020

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Chandra Arie Setiawan(1)	11	11	100%
2.	Marcelino Rumambo Pandin	29	25	86%
3.	Marsudi Wahyu Kisworo	29	27	93%
4.	Wawan Iriawan(1)	11	11	100%
5.	Ahmad Fikri Assegaf(1)	11	11	100%
6.	Sarimin Mietra Sardi	29	29	100%
7.	Emmanuel Bambang Suyitno(2)	8	8	100%
8.	Margiyono Darsasumaja(1)	18	18	100%
9.	Tjatur Purwadi(3)	20	20	100%

Remarks:

(1)	Since June 29, 2020
(2)	Since September 1, 2020
(3)	Up to August 31, 2020

AUDIT COMMITTEE’S EDUCATION AND TRAINING

In order to improve and develop competencies related to the implementation of duties and functions of Audit Committee, members of Audit Committee regularly attend various trainings, seminars and workshops. In 2020, the training that has been attended by members of Audit Committee is presented in the following table.

No.	Name	Training Program		Date	Location
1.	Sarimin Mietra Sardi	a.	Three Lines Panel Discussion as a Catalyst for Business Recovery in the New Normal era	June 25, 2020	Jakarta (Virtual)
		b.	The Role of Internal Auditor, Audit Committee and External Auditor in ISO 37001-2016 Anti-Bribery Management System	July 29, 2020	Jakarta (Virtual)
		c.	Tech Session: 5G Update (Huawei and Nokia)	October 6, 2020	Jakarta (Virtual)
		d.	Technology & Business Update: 5G (Ericsson and ZTE)	October 7, 2020	Jakarta (Virtual)
		e.	Tech Session Open RAN	October 12, 2020	Jakarta (Virtual)
		f.	Update PSAK and SEC	October 14, 2020	Jakarta (Virtual)
		g.	Tech Session QualComm	November 13, 2020	Jakarta (Virtual)
2.	Emmanuel Bambang Suyitno	a.	Agile Auditing: Audit Committee Partnership with Internal Auditors in Responding to Disruption	June 22, 2020	Jakarta (Virtual)
		b.	Three Lines as a New Normal era's Business Recovery Catalyst	June 25, 2020	Jakarta (Virtual)
		c.	Building Indonesia's Digital Economy & Finance 2025	July 2, 2020	Jakarta (Virtual)
		d.	Scenario Analysis for Top Management	September 18, 2020	Jakarta (Virtual)
		e.	Tax Incentives in Pandemic Period & Tax Dispute Update	September 24, 2020	Jakarta (Virtual)
		f.	Tech Session: 5G Update (Huawei dan Nokia)	October 6, 2020	Jakarta (Virtual)
		g.	Technology & Business Update: 5G (Ericsson and ZTE)	October 7, 2020	Jakarta (Virtual)
		h.	Tech Session Open RAN	October 12, 2020	Jakarta (Virtual)
		i.	Optimizing the Role of Audit Committee in Supervision and Evaluation of the Provision of Audit Services by Public Accountants or Public Accounting Firms	October 12, 2020	Jakarta (Virtual)
		j.	Update PSAK and SEC	October 14, 2020	Jakarta (Virtual)
		k.	Mandiri Securities - Macro Series: Omnibus Law	October 15, 2020	Jakarta (Virtual)
		l.	The New Path on Digital Talent, Holistic Leadership & Social Fintech	October 27, 2020	Jakarta (Virtual)
		m.	Accounting, Organization & Sustainable Development Relationship	November 13, 2020	Jakarta (Virtual)
		n.	ISO 37001: Beyond Certification-Implementing Effective Anti-Bribery Control in Organization	November 13, 2020	Jakarta (Virtual)
		o.	Tech Session QualComm	November 13, 2020	Jakarta (Virtual)

* Education and Training of Audit Committee members who are members of the Board of Commissioners can be seen in the Education and Training of the Board of Commissioners

COMMITTEE FOR NOMINATION AND REMUNERATION

As a form of implementing Good Corporate Governance (GCG), Telkom has a Committee for Nomination and Remuneration (KNR) which assists the Board of Commissioners in fulfilling its responsibilities regarding remuneration decisions, submitting Top Talent suggestions, and nominating the Directors and Board of Commissioners of Subsidiaries. The existence of Committee for Nomination and Remuneration is one of Telkom's commitments so that in all its business practices it is always based on the principles of GCG, which are openness, accountability, responsibility, independence and fairness.

The formation of the Committee for Nomination and Remuneration (KNR) refers to OJK Regulation No. 34/POJK.04/2015 regarding Committee for Nomination and Remuneration of Issuers or Public Companies. Internally, the provisions regarding KNR are regulated in Committee for Nomination and Remuneration Charter which was stipulated in regarding of the Board of Commissioners No. 13/KEP/DK/2018 dated December 31, 2018 regarding Charter of Committee for Nomination and Remuneration of PT Telekomunikasi Indonesia, Tbk.

The Charter contains the work procedures for KNR which is tasked with assisting the Board of Commissioners in supervising the qualification and nomination process, as well as the remuneration of the Board of Commissioners, the Board of Directors and executive officers. With the existence of KNR, Telkom hopes that the selection process and remuneration policy making can be carried out according to professional and independent considerations without any pressure from other parties.

KNR’S SCOPE, DUTIES, AND RESPONSIBILITIES

Committee for Nomination and Remuneration has the following scope, duties and responsibilities:

1.

To prepare the policy, criteria, and selection needed for the strategic titles within the Company which is the position one layer below the Director and Executive (a member of Board of Directors and member of Board of Commissioners) of consolidated subsidiaries that refer to the principles of Good Corporate Governance.

2.

To assist the Board of Commissioners together with or through the consultation with the Board of Directors to select the candidate for strategic titles within the Company (a member of Board of Directors and member of Board of Commissioners) consolidated subsidiaries.

3.	To give recommendations to the Board of Commissioners to be conveyed to Series A Dwiwarna shareholder’s shares regarding:
	a.	The composition of the title of members of the Board of Directors.
	b.	The succession planning of members of the Board of Directors.
	c.	Assessment based on the parameter that has been prepared as the evaluation material for the capability development of the Board of Directors’ members.
4.

Provide recommendations to the Board of Commissioners to be submitted to the General Meeting of Shareholders through Series A Dwiwarna shareholder regarding the policies, amount and/or structures for remuneration of the Board of Directors and the Board of Commissioners.

5.	Remuneration of the Board of Directors and Board of Commissioners in the form of salary or honorarium, allowances, and facilities that are fixed and variable incentives.
6.	Review the employment contract and/or performance statement of each member of the Board of Directors.

The Chairman of KNR is responsible to coordinating and directing the implementation of the duties and responsibilities of the committee. Then, the position of Secretary in KNR assigned to assist the Chairman in managing administration, documents, and activities. Committee members are parties who accept aspirations and formulate recommendations of the nomination and remuneration of the Board of Directors and the Board of Commissioners, and executive officers.

Referring to the Letter of SOE Minister number S.675/MBU/10/2018, dated October 18, 2018, regarding Approval of Proposals, limitations and/or criteria for the authority of the Board of Commissioners of PT Telekomunikasi Indonesia (Persero) Tbk, it is stated that there is a division in the authority to propose the Company's representatives in the management of the Company's subsidiary, then:

1.	The authority of Series A Dwiwarna shareholder is for:
	a.	President Director and President Commissioner of the Company's subsidiaries.
	b.	Company management (Directors and Commissioners), with total assets ≥ 50% of total parent assets and/or subsidiary revenue ≥ 50% of parent revenue.
2.

The authority of the Board of Commissioners of PT Telkom Indonesia (Persero) Tbk is for the Director (other than the President Director) and the Board of Commissioners (other than the President Commissioner) in the Company's subsidiary with a total asset ≤ 50% of the total assets of the parent company, and/or a subsidiary with revenue ≤ 50% of the parent company's total revenue.

As part of the follow up to the Letter of SOE Minister number S.675/MBU/10/2018, on October 18, 2018, in 2020 Committee for Nomination and Remuneration has conducted 19 Feasibility and Compliance Tests, for 22 management positions (position target) with 76 candidates in 11 subsidiaries.

KNR’S COMPOSITION

OJK Regulation No. 34/POJK.04/2015 regarding Committee for Nomination and Remuneration of Issuers or Public Companies stipulates that the number of members of Committee for Nomination and Remuneration is at least 3 (three) people provided that 1 (one) Chair is also an Independent Commissioner and two other members may come from members of the Board of Commissioners, parties from outside the Company, or parties holding managerial positions under the Board of Directors in charge of human resources.

Refers to these regulations, the Board of Commissioners then issued a Resolution of the Board of Commissioners No. 10/KEP/DK/2020 dated June 29, 2020 regarding Membership Composition of Committee for Nomination and Remuneration of PT Telekomunikasi Indonesia, Tbk which stipulates the members of Committee for Nomination and Remuneration as follows.

Committee for Nomination and Remuneration’s Composition as of December 31, 2020

Position	Name and Double Position Status	Duties of Each Member	Term of Service
Chairman	Marsudi Wahyu Kisworo* Independent Commissioner	To be responsible to give the directions and coordination of the implementation of duty.	May 2019 - Present
Secretary	Ario Guntoro Committee Secretary	To be responsible to prepare and manage committee administration and documentation.	Dec 2018 - Present
Members	Alex Denni* Commissioner	To be responsible to coordinate the inputs coming from the parties related to the major controlling shareholders of the issue of nomination and remuneration.	Jun 2020 - Present
	Ismail* Commissioner		May 2019 - Present
	Marcelino Rumambo Pandin* Commissioner		May 2019 - Present
	Rizal Malarangeng* Commissioner		Jun 2020 - Present
	Chandra Arie Setiawan* Independent Commissioner		Jun 2020 - Present

Remark:

*	Profile of KNR members from the Board of Commissioners can be seen on Profile of the Board of Commissioners

The Resolution of the Board of Commissioners No. 1/KEP/ DK/2020 dated June 29, 2020 regarding Membership Composition of Committee for Nomination and Remuneration of PT Telekomunikasi Indonesia, Tbk at the same time revoking the Resolution of the Board of Commissioners No. 14/KEP/DK/2019 dated December 17, 2019 which determines the membership composition of Committee for Nomination and Remuneration as follows:

Committee for Nomination and Remuneration’s Composition as of December 31, 2019

Position	Name	Double Position Status
Chairman	Cahyana Ahmadjayadi*	Independent Comissioner
Secretary	Ario Guntoro
Members	Ismail*	Commissioner
	Marcelino Rumambo Pandin*	Commissioner
	Marsudi Wahyu Kisworo*	Independent Commissioner

Remark:

*	Profiles of KNR members can be seen on Profile of the Board of Commissioners

KNR’S INDEPENDENCE

In carrying out their duties, KNR members have acted independently and have fulfilled the aspects of independence in accordance with the terms and conditions stated in the Financial Services Authority Regulation No. 34/POJK.04/2015 regarding Committee for Nomination and Remuneration of Issuers or Public Companies and the Resolution of the Board of Commissioners No. 13/KEP/DK/2018 dated December 31, 2018 regarding Work Implementation Guidelines (Charter) for Committee for Nomination and Remuneration of PT Telekomunikasi Indonesia, Tbk.

KNR’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

Throughout 2020, Committee for Nomination and Remuneration has assisted the implementation of the duties of the Board of Commissioners in producing decisions, through the implementation of a series of activity agendas, including:

1.	The implementation of the Fit and Proper Test for the management of the Company's subsidiaries, as follows:
	a.	The authority of Series A Dwiwarna Shareholder
		No.	Management Position	Subsidiary	Number of Candidates
		1.	President Director	PT Telkomsel	5 Peoples
		2.	President Director	PT Multimedia Nusantara	5 Peoples
		3.	President Director	PT Dayamitra Telekomunikasi	5 Peoples
		4.	President Director	PT Graha Sarana Duta	5 Peoples
		5.	President Director	PT Metra-Net	5 Peoples
		Total			25 Peoples

	b.	The authority of the Board of Commissioners of PT Telkom Indonesia (Persero) Tbk.
		No.	Management Position	Subsidiary	Number of Candidates
		1.	Commissioner	PT Telekomunikasi Indonesia International	3 Peoples
		2.	Director of HCM	PT Telkom Akses	3 Peoples
		3.	Director of Operation and Marketing	PT Infrastruktur Telekomunikasi	3 Peoples
		4.	Commissioner	PT Graha Sarana Duta	3 Peoples
		5.	Commissioner	PT Infrastruktur Telekomunikasi	3 Peoples
		6.	Commissioner	PT Telkom Akses	3 Peoples
		7.	Commissioner	PT Dayamitra Telekomunikasi	3 Peoples
		8.	Director of Planning & Performance	PT Infrastruktur Telekomunikasi	3 Peoples
		9.	Commissioner	PT Telkom Satelit Indonesia	3 Peoples
		10.	Director of Finance & Business Partner	PT Telekomunikasi Indonesia International	3 Peoples
		11.	Director of Operation & IT	PT Dayamitra Telekomunikasi	3 Peoples
		12.	Director of Planning & Performance	PT Infrastruktur Telekomunikasi	3 Peoples
		13.	Director of Business	PT Dayamitra Telekomunikasi	3 Peoples
		14.	Commissioner	PT Telkom Akses	3 Peoples
		15.	Commissioner	PT Telkom Akses	3 Peoples
		16.	Director of Business	PT Dayamitra Telekomunikasi	3 Peoples
		17.	Commisioner	PT Dayamitra Telekomunikasi	3 Peoples
		Total			51 Peoples

2.	Discussion on TelkomGroup's BOD-1 Top Talent in 2020

3.	Approval of the Proposed Structure One Level Below the Board of Directors
	a.	Establishment of the Corporate Transformation Group.
	b.	The establishment of the Governance, Risk Management & Compliance Department as well as the organizational structuring of the Strategic Portfolio Directorate.
	c.	Organizational Changes of Corporate Secretary Department, Corporate Communication & Investor Relations Department, Enterprise Business Directorate, and IT & Solution Network Directorate.

4.	Review of the Proposed KPI and Remuneration
During 2020, KNR has reviewed and submitted recommendations to the Board of Commissioners regarding proposals from the Board of Directors relating to KPI, including:
	a.	Proposal for the Determination of the Company's KPI and the Board of Directors’ KPI in 2020.
	b.	Determination of Board of Directors Management Contract in 2020.
	c.	Proposed changes to the 2020 Company's KPIs that are aligned with the Ministry of SOE Master Plan in 2020-2024.
	d.	Proposal for Determination of individual KPI for Directors in 2020.
	e.	Discussion on Achievement of Directors' Management Contracts on Quarterly in 2020.
	f.	Discussion on Progress of Achievement of Company KPIs and Individual KPIs in 2020.

In addition, KNR also reviews and submits recommendations to the Board of Commissioners regarding remuneration, including:
	a.	Discussion on the proposed remuneration draft for the management of PT Telekomunikasi Indonesia, Tbk in 2020.
	b.	Request for tantiem for the 2019 Financial Year, and remuneration for the Board of Directors and the Board of Commissioners for the 2020 Financial Year.
	c.	Discussion of Long Term Incentive (LTI) criteria.

5.	Implementation of routine tasks related to the governance of Committee for Nomination and Remuneration as well as follow-up assignments from the Board of Commissioners, including:
	a.	Submission of recommendations for the composition of the Committee's membership

Committee for Nomination and Remuneration submitted a proposal for the membership composition of Committee for Nomination and Remuneration of PT Telekomunikasi Indonesia, Tbk which was later stipulated in the Resolution of the Board of Commissioners Number: 10/KEP/DK/2020 dated June 29, 2020.

	b.	Arrangements for filling out the positions of management of the Subsidiary

Preparation of regulation draft regarding procedures for filling positions of management of Telkom subsidiaries which are then outlined in the Resolution of the Board of Commissioners Number 15/KEP/DK/2020/RHS, dated August 28, 2020, which is in accordance with Regulation of the Minister of SOE Number 04/MBU/06/2020 dated June 26, 2020.

	c.	Others
		1)	Approval of the use of health facilities for retirees and former Telkom Commissioners.
		2)	Completion of 2019 KNR task implementation report.
		3)	Completion of reports on the implementation of KNR duties submitted per Quarter (Q1, Q2, and Q3) in 2020.
		4)	Discussion of reports on the results of the Ethics, Compliance and Discipline committee meeting.
		5)	Monitoring the progress of Jiwasraya's insurance claim handling.
		6)	Preparation of National KNR Work Plan and Budget for 2021.
		7)	KNR assignment as a member of the Advisory Team for the Board of Commissioners in supervising the implementation of Telkom Governance & Corporate Transformation.

KNR’S MEETINGS

Telkom is obliged to comply with OJK Regulation No. 34/POJK.04/2014 regarding Committee for Nomination and Remuneration which regulates the minimum number of Committee for Nomination and Remuneration Meetings at least once in four months. In 2020, KNR Telkom has held 127 meetings.

Committee for Nomination and Remuneration’s Meeting Attendance in 2020

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Marsudi Wahyu Kisworo	127	127	100%
2.	Alex Denni	84	83	99%
3.	Ismail	127	125	98%
4.	Marcelino Rumambo Pandin	127	119	94%
5.	Rizal Mallarangeng	84	84	100%
6.	Chandra Arie Setiawan	84	84	100%
7.	Cahyana Ahmadjayadi(1)	43	43	100%

Remark:

to
(1)	Up to June 19, 2020

KNR’S EDUCATION AND TRAINING

In order to improve and develop competencies at KNR, the training that KNR Secretary has participated in 2020 is presented in the following table.

No.	Name	Training Program	Date	Location	Organization Institution
1.	Ario Guntoro	Leading in Crisis - Preparing for the Rebound	June 15, 2020	Online	Korn Ferry & IMD

* Education and Training of KNR members who are members of the Board of Commissioners can be seen in the Education and Training of the Board of Commissioners

COMMITTEE FOR PLANNING AND RISK EVALUATION AND MONITORING

In carrying out its business activities, Telkom’s highest governance tools must be capable to evaluate and monitor the plan and business risk that its faced. Therefore, Telkom has Committee for Planning and Risk Evaluation and Monitoring (KEMPR) which assigned to assist the Board of Commissioners to supervise and monitor the Company's planning and risk management activities.

KEMPR’S SCOPE, DUTIES, AND RESPONSIBILITIES

The duties and responsibilities of Telkom’s Committee for Planning and Risk Evaluation and Monitoring (KEMPR) were officially stipulated through Regulation of the Board of Commissioners No. 04/KEP/DK/2011 dated March 24, 2011 regarding Charter of Committee for Planning and Risk Evaluation and Monitoring of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk.

Some things are covered in the Charter, among others, as follows:

1.	The establishment and the appointment of its members;
2.	The structure and requirements of membership, duties, responsibilities, and authority; and
3.	The scope of works, meetings, reporting, a term of office, and funding.

Then, the scope, duties, and responsibilities of KEMPR in helping the Board of Commissioners oversee the course of the Company which are:

1.	To conduct a comprehensive evaluation upon the proposal of the Company’s Long Term Plan (RJPP) or CSS and Company’s Budget Activity Plan as submitted by the Board of Directors;
2.	To evaluate the implementation of RJPP and RKAP to assess whether the implantation is in line with the target of RJPP and RKAP which has been ratified by the Board of Commissioners; and
3.	To conduct the monitoring of the implementation of enterprise risk management within the Company.

KEMPR’S COMPOSITION

Based on Regulation of the Board of Commissioners No. 11/KEP/DK/2020 dated June 29, 2020 regarding Membership Composition of Committee for Planning and Risk Evaluation and Monitoring of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk, then the composition of KEMPR members as of the end of 2020 can be seen in the following table.

Committee for Planning and Risk Evaluation and Monitoring’s Composition as of December 31, 2020

Position	Name and Double Position Status	Duties of Each Member	Term of Service
Chairman	Ismail* Commissioner	To give the direction, to coordinate and monitor the implementation of duties of all members of the committee.	Jan, 15 2020 - Present
Members	Alex Denni* Commissioner	1.

To conduct the supervision and monitoring towards the implementation of RJPP/CSS, RKAP and enterprise risk management as well as the implementation of the initiative for the non-organic business growth.

Jun 29, 2020 - Present
	Ahmad Fikri Assegaf* Commissioner		Jun 29, 2020 - Present
	Wawan Iriawan* Independent Commissioner	2.

To give the review, evaluation, and report in the sector of legal, compliance as well as a risk control to support the implementation of Board of Commissioners' duty to supervise the management of the Company conducted by the Board of Directors.

Jun 29, 2020 - Present
	Rizal Mallarangeng* Commissioner		Jun 29, 2020 - Present
	Embun Prowanta Independent Member		Jan, 9 2020 - Present

Remark:

v
*	Profile of KEMPR members from the Board of Commissioners can be seen on Profile of the Board of Commissioners

With the appointment of KEMPR members, on June 29, 2020, the following old KEMPR members no longer carry out their duties in the committee.

Committee for Planning and Risk Evaluation and Monitoring’s Composition as of December 31, 2019

Position	Name	Double Position Status
Chairman	Isa Rachmatarwata *	Commissioner
Members	Ismail*	Commissioner
	Marsudi Wahyu Kisworo*	Independent Commissioner
	Cahyana Ahmadjayadi*	Independent Commissioner
	Widia Praptiwi	Independent Member

Remark:

* Profile of KEMPR members from the Board of Commissioners can be seen on Profile of the Board of Commissioners

KEMPR’S MEMBER PROFILE WHO ARE NOT BOARD OF COMMISSIONERS’ MEMBER

Embun Prowanta

Independent Member

Personal

Born	: Plaju, March 26, 1964
Age	: 57 years old
Nationality	: Indonesia
Domicile	: Jakarta, Indonesia

Educations

1988	Bachelor Degree in MIPA, Universitas Nasional, Indonesia.
1993	Master Degree in Management, Universitas Gajah Mada, Indonesia.
2017	Doctoral Degree, Universitas Brawijaya, Indonesia.

Basis of Appointment

Resolution of the Board of Commissioners No. 02/KEP/DK/2020 dated January 15, 2020 regarding Membership Composition of Committee for Planning and Risk Evaluation and Monitoring of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk as later amended and updated through Resolution of the Board of Commissioners No. 11/KEP/DK/2020 dated June 29, 2020 regarding Membership Composition of Committee for Planning and Risk Evaluation and Monitoring of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk.

Letter of the Board of Commissioners number: 012/SRT/DK/2020 dated January 9, 2020 regarding Membership/Secretary of Committee for Planning and Risk Evaluation and Monitoring (KEMPR) of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk.

Term of Service

January 9, 2020 up to present.

Duties and Responsibilities

Together with other KEMPR members, it is tasked with evaluating the proposed Long Term Plan of the Company (RJPP) or CSS and the Company's Budget Activity Plan submitted by the Board of Directors, evaluating the implementation of RJPP and RKAP, and supervising the implementation of Telkom's enterprise risk management.

Career Experiences

:
2020	Secretary of Committee for Planning and Risk Evaluation and Monitoring.

KEMPR’S INDEPENDENCE

KEMPR members have acted independently and have fulfilled the independence aspect in accordance with the terms and conditions stated in Decision Letter of the Board of Commissioners No. 04/KEP/DK/2011 dated March 24, 2011 regarding Charter of Committee for Planning and Risk Evaluation and Monitoring of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk in carrying out its duties throughout 2020.

KEMPR’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

Throughout 2020, Telkom's Committee for Planning and Risk Evaluation and Monitoring (KEMPR) has carried out various activities consisting of:

1.	Long Term Plan of the Company (RJPP) and Corporate Strategic Scenario (CSS)
	a.	Evaluation of RJPP and CSS 2020-2024
		●	Strengthening capabilities in order to curb the decline in legacy business and improve digital business performance.
		●	Revitalizing business portfolios in the context of digital business adoption.
		●	Coordination and synergy of TelkomGroup related to digital business development.

	b.	Preparation of CSS 2021-2025
The focus of KEMPR in preparing the CSS 2021-2025 includes:
		●	Organizational transformation and business to support the Company's digital business.
		●	Sharpening the strategy for the three pillars of the digital business, which are digital connectivity, digital platform and digital service.
		●	Strengthening orchestration within TelkomGroup to build a digital business ecosystem.
		●	Assessing unlock value opportunities in a potential business portfolio.

2.	Company Work Plan and Budget, as well as Capital Expenditures
	a.	Focus on Monitoring RKAP and Capital Expenditure 2020
		●	Maintaining the sustainability of the Company's business in the midst of the COVID-19 pandemic.
		●	Improved subsidiary performance including turn-around performance of troubled subsidiaries.
		●	Increase the efficiency and effectiveness of capex and increase the use of capex to support new business opportunities that arise along with the COVID-19 pandemic.

	b.	Evaluation of RKAP proposal and Capital Expenditure 2021
Evaluation of RKAP proposal and Capital Expenditure in 2021 including:
		●	Increased penetration, quality of sales and customer experience in IndiHome business.
		●	Utilizing digital business opportunities, especially in the enterprise business scope.
		●	Optimizing the use of capex in supporting digital business transformation while still paying attention to capex healthiness and profitability.

3.	Enterprise Risk Management/ERM
Based on monitoring the Company's risk profile, there are three things that get attention, which are:
	a.	Implementation of risk management both in the scope of the Company and on strategic projects.
	b.	Increasing the capacity and competence of organization that are managing the Company's ERM.
	c.	Improving the quality of ERM implementation in subsidiaries.

4.	Certain Directors' Actions that Require the Approval of the Board of Commissioners

During 2020 KEMPR has assisted the Board of Commissioners in reviewing strategic plan proposals submitted by the Board of Directors, including the following projects: Golden, MDI 500, Tiger, Reunion, and Subsidiary Streamlining.

KEMPR’S MEETING

In 2020, KEMPR held 11 committee meetings attended by members with the following attendance as follows.

Committee for Planning and Risk Evaluation and Monitoring’s Meeting Attendance in 2020

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Alex Denni(1)	7	6	86%
2.	Ahmad Fikri Assegaf(1)	7	7	100%
3.	Wawan Iriawan(1)	7	7	100%
4.	Rizal Mallarangeng(1)	7	6	86%
5.	Marcelino Rumambo Pandin (2)	4	3	75%
6.	Ismail	11	11	100%
7.	Marsudi Wahyu Kisworo(2)	4	3	75%
8.	Cahyana Ahmadjayadi(2)	4	3	75%
9.	Embun Prowanta	11	11	100%

Remarks:

(1)	Since June 29, 2020
(2)	Up to June 29, 2020

KEMPR’S EDUCATION AND TRAINING

Throughout 2020, Telkom has included members to improve the competence of members of Committee for Planning and Risk Evaluation and Monitoring (KEMPR), as shown in the table as follows.

Training and Education Attended by Committee for Planning and Risk Evaluation and Monitoring 2020

No.	Name	Name of Training	Date	Location	Organization Instutution
1.	Embun Prowanta	GRC Certification	June 30, 2020	Jakarta (Virtual)	OECG

* Education and Training of KEMPR members who are members of the Board of Commissioners can be seen in the Education and Training of the Board of Commissioners

BOARD OF DIRECTORS

Based on Law No. 40 Year 2007 regarding Limited Liability Companies, the Board of Directors is an organ of the Company which is authorized and fully responsible to Company’s management for the Company’s interest, in accordance with the aims and objectives of the Company, and represents the Company both inside and outside the court in accordance with the provisions of the Articles of Association and laws and regulations.

In carrying out their duties, the Board of Directors must comply with the Articles of Association of the Company and laws and regulations and must implement the principles of professionalism, efficiency, transparency, independence, accountability, responsibility and fairness.

BOARD OF DIRECTORS’ BOARD CHARTER

The implementation of duties, responsibilities and authorities of the Board of Directors was ratified through the Board of Directors Charter which was ratified by Regulation of the Board of Directors No. PD.620.00/r.00/HK200/COP-M4000000/2020 dated June 18, 2020. The document contains guidelines and procedures orderly work, authority, duties, responsibilities, obligations, division of tasks, meetings, provisions on conflicts of interest, share ownership, mechanism arrangements and work distribution among members of the Board of Directors which are not regulated in the Articles of Association of the Company nor in the applicable laws and regulations with the Board of Directors' Board Charter, hopefully the performance of the Directors will be more focused and synergized with one another.

BOARD OF DIRECTORS’ AUTHORITIES, DUTIES, AND RESPONSIBILITIES

Telkom's Articles of Association set the Directors' obligations as follows:

,
1.	Work for and ensure the performance of businesses and activities of the Company by its purposes and objectives as well as business activities;
2.

Prepare promptly, the Long-Term Plan of the Company, the Annual Work Plan and Budget of the Company and other work plans as well as their changes to be submitted to the Board of Commissioners and to obtain approval of the Board of Commissioners;

3.	Prepare the Register of Shareholders, the Special Register, the Minutes of the GMS, and the Minutes of Meeting of the Board of Directors;
4.

Prepare the annual report which, among others, contains the financial statement, as the materialization of the accountability report on the management of the Company, as well as the financial documents of the Company, as referred to in the Law regarding Corporate Documents;

5.	Compose the financial statement in number 4 above based on the Financial Accounting Standards and submit it to the Public Accountant for audit;
6.

Submit the annual report after having been reviewed by the Board of Commissioners within a period of at the latest 5 (five) months after the financial year of the Company has ended to the GMS for approval and ratification;

7.	Explain to the GMS concerning the Annual Report;
8.	Submit the Balance Sheet and the Profit and Loss Statement which have been ratified by the GMS to the Minister in the Law Sector following the provisions of the statutory regulations;
9.	Compose other reports which are obliged by the provisions of the statutory regulations;
10.

Maintain the Register of Shareholders, the Special Register, the Minutes of GMS, the Minutes of Meeting of the Board of Commissioners and the Minutes of Meeting of the Board of Directors, the annual report and the financial documents of the Company as referred- to in letter 4 and letter 5 above, and other documents of the company;

11.

Maintain at the place of domicile of the Company: the Register of Shareholders, the Special Register, the Minutes of GMS, the Minutes of Meeting of the Board of Commissioners and the Minutes of Meeting of the Board of Directors, the annual report and the financial documents of the Company as well as other documents of the company;

12.	Maintain and keep the bookkeeping and administration of the Company following the common practices for a company;
13.	Compose an accounting system following the Financial Accounting Standards and based on the internal control principles, particularly the Management, registration, retention, and supervisory functions;
14.

Provide periodic report according to the method and at the time following the provisions, as well as other reports, once requested by the Board of Commissioners and/or Series A Dwiwarna shareholder, with due observance of the statutory regulations, particularly the regulations in the Capital Market sector;

15.	Prepare the organizational structure of the Company, complete with its breakdown and their duties;
16.

Explain concerning any matters to be inquired about or requested by the members of the Board of Commissioners and Series A Dwiwarna shareholder, with due observance of statutory regulations, particularly the regulations in the Capital Market sector;

17.	Perform other obligations following the provisions stipulated in this Articles of Association and which are stipulated by the GMS by continuing to observe the statutory regulations.
18.

In carrying out the management of the Company, there are actions of the Board of Directors which must obtain written approval from the Board of Commissioners and/or Series A Dwiwarna shareholder. The actions referred are regulated in the Articles of Association;

19.

If in carrying out Company’s management there are actions of the Board of Directors that do not require the approval of the Board of Commissioners, but for decision making process the Board of Directors it is deemed necessary by the Board of Directors to be consulted with the Ministry of SEO as Series A Dwiwarna shareholder, then the Board of Directors may seek advice first from the Board of Commissioners before consulting with the Ministry of State-Owned Enterprises, and for any material consultations, especially every single thing related to the appointment of management or personnel, directions and instructions, as well as Company policies, must be written in writing to be submitted to the Board of Commissioners;

20.

The division of duties and powers of each member of the Board of Directors is determined by the GMS. GMS does not determine the division of duties and powers, the division of duties and powers among the Directors shall be determined based on Resolution of the Board of Directors.

Besides, the Board of Directors also has rights and authorities as follows:

1.	To determine the policies considered appropriate in Company’s management;
2.

To arrange the delegation of authorities of the Board of Directors to represent the Company, inside and outside the Court to one or several individuals specifically appointed for such purposes, including the employees of the Company, both individually and collectively and/or other entities;

3.

To stipulate the provisions regarding the employees of the Company, including the stipulation of salary, pension or old-age insurance, and other income for the employees of the Company based on the statutory regulations;

4.	To appoint and dismiss the employees of the Company based on the manpower regulations of the Company and the statutory regulations;
5.	To appoint and dismiss the Corporate Secretary and/or the Head of Internal Supervisory unit with the approval of the Board of Commissioners;
6.

To write-off non-performing loans with the provisions as stipulated in this Articles of Association and which furthermore will be reported to the Board of Commissioners to be further reported and accounted in the annual report;

7.

Not to further collect interest receivables, penalties, costs and other receivables outside the principal debts which is carried out in the framework of restructuring and/or receivables settlement as well as other actions in the framework of Company’s receivables settlement with the obligation to report it to the Board of Commissioners, the provisions and reporting procedures of which are stipulated by the Board of Commissioners;

8.

To take any actions and other deeds regarding the management and ownership of the Company’s assets, to bind the Company to other parties and/or other parties to the Company, as well as to represent the Company inside and outside the Court regarding any matters and in any events, with the restrictions as stipulated in the statutory regulations, this Articles of Association and/or the Resolutions of the General Meeting of Shareholders.

Furthermore, in the event of Company’s losses, each member of the Board of Directors is jointly and severally liable for losses caused by errors or negligence in carrying out their duties. Members of the Board of Directors are not responsible for the Company's losses if they can prove it:

1.	Such loss is not caused by their mistake or negligence;
2.	They have performed actions in good faith, full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;
3.	They do not have any conflict of interest either directly or indirectly for the management activities causing the loss; and
4.	They have taken the action to prevent the occurrence or continuation of such loss.

BOARD OF DIRECTORS’ COMPOSITION

On June 19, 2020, the Annual General Meeting of Shareholders (AGMS) has determined the composition of the new Board of Directors. The AGM determines to terminate the following terms of service for the Directors as follows:

1.	Mr. Harry Mozarta Zen as Director of Finance;
2.	Ms. Siti Choirana as Director of Consumer Service;
3.	Mr. Zulhelfi Abidin as Director of Network & IT Solution;
4.	Mr. Achmad Sugiarto as Director of Strategic Portfolio;
5.	Mr. Bogi Witjaksono as Director of Enterprise & Business Service;
6.	Mr. Edwin Aristiawan as Director of Wholesale & International Service; and
7.	Mr. Faizal Rochmad Djoemadi as Director of Digital Business.

And then appoint:

1.	Mr. Heri Supriadi as Director of Finance;
2.	Ms. FM Venusiana R. as Director of Consumer Service;
3.	Mr. Herlan Wijanarko as Director of Network & IT Solution;
4.	Mr. Budi Setyawan Wijaya as Director of Strategic Portfolio;
5.	Mr. Dian Rachmawan as Director of Wholesale & International Service;
6.	Mr. Muhamad Fajrin Rasyid as Director of Digital Business; and
7.	Mr. Afriwandi as Director of Human Capital Management.

One of the Directors, Mr. Edi Witjara, who previously worked as Director of Human Capital Management, has a new position as Director of Enterprise & Business Service.

With the decision above, the composition of the Board of Directors as of the end of 2019 and 2020 can be seen in the following tables.

Board of Directors’ Composition as of December 31, 2019

No.	Name	Title	Appointment	End of Period(1)
1.	Ririek Adriansyah	President Director	AGMS 2019	AGMS 2024
2.	Harry Mozarta Zen	Director of Finance (KEU)	AGMS 2016	AGMS 2020
3.	Siti Choiriana	Director of Consumer Service (CONS)	AGMS 2018	AGMS 2020
4.	Bogi Witjaksono	Director of Enterprise & Business Service (EBIS)	AGMS 2019	AGMS 2020
5.	Zulhelfi Abidin	Director of Network & IT Solution (NITS)	AGMS 2017	AGMS 2020
6.	Edwin Aristiawan	Director of Wholesale & International Service (WINS)	AGMS 2019	AGMS 2020
7.	Edi Witjara	Direktur Human Capital Management (HCM)	AGMS 2019	AGMS 2024
8.	Faizal Rochmad Djoemadi	Director of Digital Business (DB)	AGMS 2019	AGMS 2020
9.	Achmad Sugiarto	Director of Strategic Portfolio (SP)	AGMS 2019	AGMS 2020

Remark:

(1)

The term of office of the Board of Directors is set at 5 (five) years and can be reappointed for 1 (one) more term of office. The GMS may dismiss the Board of Directors before the end of the term of office

Board of Directors’ Composition as of December 31, 2020

No.	Name	Title	Appointment	End of Period(1)
1.	Ririek Adriansyah	President Director	AGMS 2019	AGMS 2024
2.	Dian Rachmawan	Director of Wholesale & International Service (WINS)	AGMS 2020	AGMS 2025
3.	Afriwandi	Director of Human Capital Management (HCM)	AGMS 2020	AGMS 2025
4.	Heri Supriadi	Director of Finance (KEU)	AGMS 2020	AGMS 2025
5.	FM Venusiana R.	Director of Consumer Service (CONS)	AGMS 2020	AGMS 2025
6.	Edi Witjara	Director of Enterprise & Business Service (EBIS)	AGMS 2019	AGMS 2024
7.	Herlan Wijanarko	Director of Network & IT Solution (NITS)	AGMS 2020	AGMS 2025
8.	Muhamad Fajrin Rasyid	Director of Digital Business (DB)	AGMS 2020	AGMS 2025
9.	Budi Setyawan Wijaya	Director of Strategic Portfolio (SP)	AGMS 2020	AGMS 2025

Remark:

(1)

The term of office of the Board of Directors is set at 5 (five) years and can be reappointed for 1 (one) more term of office. The GMS may dismiss the Board of Directors before the end of the term of office

BOARD OF DIRECTORS’ DIVERSITY

Telkom upholds equality of human rights (HAM) as stated in Law No. 39 Year 1999 regarding Human Rights. One of the manifestations is that Telkom's Main shareholders and controllers guarantee there is no discrimination in the election and appointment of the Board of Directors even though it is not contained in a special human rights policy. Each member of the Board of Directors elected is professionals who have expertise, skills, and good integrity following Telkom's needs in the digital era.

The results of the 2020 Annual General Meeting of Shareholders stipulated that 9 (nine) men and 1 (one) woman in the Board of Directors. This determination is based on the selection results and does not constitute an effort to discriminate against Telkom's Board of Directors’ position.

Board of Directors’ Diversity as of December 31, 2020

TE
No.	Name	Position	Gender	Background of Expertise & Skill	Level of Education
1.	Ririek Adriansyah	President Director	Male	Electrical Engineering	Bachelor
2.	Dian Rachmawan	Director of WINS	Male	Electrical Engineering	Master
3.	Afriwandi	Director of HCM	Male	Industrial Engineering	Master
4.	Heri Supriadi	Director of KEU	Male	Business Management	Doctoral
5.	FM Venusiana R.	Director of CONS	Female	Electrical Engineering	Master
6.	Edi Witjara	Director of EBIS	Male	Business Strategy Management	Doctoral
7.	Herlan Wijanarko	Director of NITS	Male	Electrical Engineering	Master
8.	Muhamad Fajrin Rasyid	Director of DB	Male	Informatics Engineering	Bachelor
9.	Budi Setyawan Wijaya	Director of SP	Male	Industrial Engineering and Management	Master

Remarks:

KEU Finance, CONS Consumer Service, EBIS Enterprise & Business Service, NITS Network & IT Solution, WINS Wholesale & International Service, HCM Human Capital Management, DB Digital Business, SP Strategic Portfolio

BOARD OF DIRECTORS’ DOUBLE POSITION

In 2020, there are Telkom Directors who have dual positions, both at Telkom as the parent company or subsidiary, or other entities. Information regarding concurrent positions of Directors can be seen in the following table.

Board of Directors’ Double Position as of December 31, 2020

No.	Name	Telkom		Subsidiary		Other Entities
		Position	Other Position
1.	Ririek Adriansyah	President Director	None	a.	President Commissioner of PT Telekomunikasi Selular (Telkomsel)	None
2.	Dian Rachmawan	Director of WINS	None	a.	President Commissioner of PT Telkom International	None
				b.	President Commissioner of PT Telkom Infra
3.	Afriwandi	Director of HCM	None	a.	President Commissioner of Infomedia	None
				b.	Commissioner of Finnet
4.	Heri Supriadi	Director of KEU	None	a.	President Commissioner of PT Graha Sarana Duta (GSD)	None
5.	FM Venusiana R.	Director of CONS	None	a.	President Commissioner of Telkom Akses	None
6.	Edi Witjara	Director of EBIS	None	a.	President Commissioner of PT Telkom Satelit Indonesia	None
				b.	President Commissioner of PT PINS Indonesia
				c.	President Commissioner of PT Multimedia Nusantara
7.	Herlan Wijanarko	Director of NITS	None	a.	President Commissioner of PT Dayamitra Telekomunikasi	None
8.	Muhamad Fajrin Rasyid	Director of DB	None	a.	President Commissioner of PT Metra-Net	None
				b.	President Commissioner of PT MDI
				c.	Commissioner of PT Sigma Cipta Caraka
9.	Budi Setyawan Wijaya	Director of SP	None	a.	President Commissioner of PT Sigma Cipta Caraka	None
				b.	President Commissioner of PT Teltranet Aplikasi Solusi
				c.	President Commissioner of PT Jalin Pembayaran Nusantara

Remark:

KEU Finance, CONS Consumer Service, EBIS Enterprise & Business Service, NITS Network & IT Solution, WINS Wholesale & International Service, HCM Human Capital Management, DB Digital Business, SP Strategic Portfolio

BOARD OF DIRECTORS’ SELF ASSESSMENT POLICY

Based on the Joint Regulation of the Board of Commissioners and Directors No. 08/KEP/DK/2020 and PD.620.00/r.00/HK200/COP-M4000000/2020 regarding Board Manual of The Board of Commissioners and The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk, the Board of Directors has a self-assessment policy to assess the performance of the Board of Directors. This policy is a guideline used as a form of accountability for collegial evaluation of the performance of the Board of Directors. The self-assessment is carried out by each member of the Board of Directors to assess the performance of the Board of Directors collegially and not to assess the individual performance of each member of the Board of Directors. With this self-assessment, it is hoped that each member of the Board of Directors can contribute to improving the performance of the Board of Directors on an ongoing basis.

Further information regarding the Board of Directors' self-assessment policy can be seen through Telkom's Board Manual which can be accessed through the GCG menu on Telkom website.

BOARD OF DIRECTORS’ COLLEGIATE ASSESSMENT

Strategic Objective		Point	Measurement	Score(1)
A. Economic and Social Value for Indonesia		40.0%
1.	Operational expansion based on the expansion of EBITDA and net income	8.0%	EBITDA achieved minimum in accordance with the revised of RKAP 2020
		8.0%	Net Income achieved minimum in accordance with the revised of RKAP 2020
2.	Maintain the SOE’s financial condition by maintaining gearing ratios equivalent to an investment grade company	8.0%	Debt to EBITDA achieved minimum in accordance with the revised of RKAP 2020
3.	Development of plans for a one-stop-digital platform and marketplace for MSMEs	8.0%	Approval of the Ministry of SOE for the MSME Digital Platform business model
4.	Development of investment plans in potential Start-up	8.0%	Approval of the Ministry of SOE for MDI's investment plan in the Health Industry and Food Industry ecosystems

B. Business Model Innovations		30.0%
5.	To be a B2B IT/digital services leader		Digital Services & Platform B2B
		5.0%	• External Revenue
		5.0%	• EBITDA Margin (Nett Intra before Cost Allocation (CA))
6.	Establishment of digital B2C ecosystem	10.0%	Digital Service & Platform B2C revenue
7.	Produce an integrated proposition for IndiHome customers	5.0%	The SOE Ministry's approval for the business plan accompanied by regulatory approval (BRTI) for TelkomGroup's Bundling Fixed and Mobile Products
8.	Maximizing operational and capital efficiency in line with spectrum utilization	5.0%	Lean Operator: Home-served/home-passed

C. Technology Leadership		5.0%
9.	5G leadership as national operator	5.0%	Approval of the Ministry of SOE for the 5G Business Case

D. Investment Development		15%
10.	Restructuring acceleration of subsidiaries	7.50%	Total subsidiaries with ROIC > WACC Telkom
11.	Telkom Digital Venture as a world-scale venture capital		Telkom Digital Venture (Scale up MDI):

		2.50%	•	Total value for Telkom's investment in Start-up
		2.50%	•	Return on investment in Start-up (> = 1 year investment)
		2.50%	•	Number of Start-ups that given the investment in the sector of health & food

E. Talent Development		10.0%
12.	Establishment of Digital Capabilities Center and Digital Academy	5.0%	Indonesian Telecommunication & Digital Research Institute was formed
		5.0%	Approval of the Ministry of SOE for talent development programs, including the succession program for Directors and the development of young Top Talent (≤ 40 years)

Total		100.0%

Remark:

)
(1)	KPI Audit is still on process so the score is not yet available

BOARD OF DIRECTORS’ REMUNERATION

Until the end of December 2020, the remuneration structure of Telkom's Board of Directors refers to Regulation of the State Minister for State-Owned Enterprises No. PER-04/MBU/2014 as lastly amended by Regulation of the Minister of SOE No. PER-12/MBU/11/2020 regarding Fifth Amendment to Regulation of the Minister of State-Owned Enterprises Number PER-04/MBU/2014 regarding Guidelines for Determining the Income of Directors, Board of Commissioners, and Supervisory Board of State-Owned Enterprises. Based on this regulation, the income components of the Board of Directors consist of:

1.	Salaries;
2.	Allowances;
3.	Facilities; and
4.	Bonus/Incentive.

Telkom determines the remuneration of the Directors through the following procedures:

1.	Board of Commissioners requests Committee for Nomination and Remuneration to draft a remuneration proposal for the Board of Directors.
2.	If needed, Committee for Nomination and Remuneration able to request an independent party to draw up a framework on the remuneration of the Board of Directors.
3.	Committee for Nomination and Remuneration proposes the remuneration framework referred to the Board of Commissioners..
4.	Board of Commissioner proposes remuneration for the Board of Directors to GMS.
5.	The GMS delegates authority and power to the Board of Commissioners with the prior approval of Series A Dwiwarna shareholders to determine the remuneration for the Board of Directors.

Determination of income which in form of salary/honorarium, allowances, also permanent facilities still done by considering the condition of the Company. While bonuses/work incentives are annual work benefits based on the Company's performance, the amount of which is determined by the General Meeting of Shareholders.

For 2020, the total remuneration paid to the entire Board of Directors was Rp223.9 billion. The table below sets forth the remunerations paid to our Board of Directors received in 2020.

Board of Directors’ Recapitulation of Remuneration

70
No.	Board of Directors	Position	Honorarium & Other Allowances	Tantiem(1)	Total
			Rp million
1.	Ririek Adriansyah	President Director	5,532	13,438	18,970
2.	Edi Witjara	Director of EBIS	4,903	12,094	16,997
3.	Afriwandi	Director of HCM(2)	2,996	-	2,996
4.	Dian Rachmawan	Director of WINS(2)	2,883	8,317	11,200
5.	Herlan Wijanarko	Director of NITS(2)	2,884	-	2,884
6.	Heri Supriadi	Director of KEU(2)	2,884	-	2,884
7.	FM Venusiana R.	Director of CONS(2)	2,884	-	2,884
8.	Budi Setyawan Wijaya	Director of SP(2)	2,849	-	2,849
9.	Muhamad Fajrin Rasyid	Director of DB(2)	2,884	-	2,884
10.	Zulhelfi Abidin	Director of NITS(3)	2,752	19,739	22,491
11.	Achmad Sugiarto	Director of SP(3)	2,750	11,422	14,172
12.	Bogi Witjaksono	Director of EBIS(3)	2,750	11,422	14,172
13.	Faizal Rochmad Djoemadi	Director of DB(3)	2,750	11,422	14,172
14.	Edwin Aristiawan	Director of WINS(3)	2,750	11,422	14,172
15.	Harry Mozarta Zen	Director of KEU(3)	2,750	19,739	22,489
16.	Siti Choiriana	Director of CONS(3)	2,750	19,739	22,489
17.	Alex J. Sinaga	President Director(4)	-	9,785	9,785
18.	Abdus Somad Arief	Director of WINS(4)	-	8,317	8,317
19.	Herdy R. Harman	Director of HCM(4)	-	8,807	8,807
20.	David Bangun	Director of DSP(4)	-	8,317	8,317

Remarks:

(1)	Tantiem stated as gross tantiem
(2)	Since June 19, 2020
(3)	Up to June 19, 2020
(4)	Up to May 24, 2019

In addition to providing remuneration, Telkom includes the Board of Directors to become BPJS Kesehatan participants as Telkom's efforts to support the National Health Insurance program run by the Government.

In connection with COVID-19 pandemic which affects almost all economic activities in Indonesia, TelkomGroup provides full support both morally and materially. The Board of Directors donates all Tunjangan Hari Raya (THR) or religious holiday allowance to assist the Government in implementing programs related to the eradication of COVID-19 pandemic in all regions of Indonesia, so that it can improve the economy in all regions of Indonesia.

BOARD OF DIRECTORS’ MEETING

The Board of Directors has provisions for holding internal meetings 1 (once) every month. If needed, the Board of Directors can hold other meetings any time. In addition to the Board of Directors' meeting, Telkom holds a joint meeting between the Board of Directors along with the Board of Commissioners at least 1 (one) time in 4 (four) months.

In meeting, a quorum is reached when more than half of the members of the Board of Directors are present or legally represented at the meeting. Each member of the Board of Directors present one vote (and one vote for each other represented Director). The decision making mechanism at the Board of Directors meeting is based on deliberation to reach consensus. If consensus is not reached, then decision making will be carried out based on the majority vote of the members of the Board of Directors who are present.

In 2020, Telkom Board of Directors has held 65 meetings. The following table explains the frequency of attendance of the Board of Directors' meetings during the 2020 reporting period.

Board of Directors’ Attendance and Agenda at Internal Meetings

No.	Date	Meeting’s Agenda
1.	January 2, 2020	1. Operational Performance & Revenue report of W4 December 2019
2. Telkom Codes’ update
3. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	-	√	√	√	√	√
2.	January 7, 2020	1. YtD Operational Performance & Revenue report (outlook) of December 2019
2. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
3.	January 14, 2020	1. Operational Performance & Revenue report of W2 January 2020
2. Logo and Corporate Theme report 2020
3. Tribe Education report
4. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	-	N/A	N/A	N/A	√	√	√	√	√	√	√
4.	January 21, 2020	1. Operational Performance & Revenue report of W3 January 2020
2. ChatAja report
3. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	-	√	√	-	√
5.	January 24, 2020	1. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	-	-	√	-	√
6.	January 28, 2020	1. Operational Performance & Revenue Report Ytd Des 2019 (closing) and W4 January 2020
2. IOT Platform update
3. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	-	-	√	√	√

No.	Date	Meeting’s Agenda
7.	February 4, 2020	1. Operational Performance & Revenue report of W5 January 2020
2. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
8.	February 11, 2020	1. YtD Operational Performance & Revenue report of January 2020 (outlook) and W1 February 2020 (using new format)
2. Future State Architecture (FSA) Infrastructure report
3. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
9.	February 18, 2020	1. Operational Performance & Revenue report of W2 February 2020
2. Digital Business update
3. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
10.	February 24, 2020	1. Limited agenda report
2. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
11.	February 25, 2020	1. Limited agenda report
2. Limited agenda report
3. YtD Operational Performance & Revenue report of January 2020 (closing) dan W3 February 2020
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
12.	March 3, 2020	1. Limited agenda report
2. Operational Performance & Revenue report of W5 February 2020
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
13.	March 10, 2020	1. YtD Operational Performance & Revenue report of February 2020 (outlook) dan W1 March 2020
2. Future State Architecture (FSA) IT report
3. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
14.	March 16, 2020	1. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
15.	March 17, 2020	1. Operational Performance & Revenue report of W2 March 2020
2. Future State Architecture (FSA) service report
3. Digital Product readiness for COVID-19 emergency report and MelOn update
4. Study on legal aspects related to determination of Corona Virus as a Pandemic (Plague) by WHO report
5. Logistics Management Policy update
6. Readiness to Mitigate the Spreading of COVID-19 in TelkomGroup office area report
7. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
16.	March 20, 2020	1. Limited agenda report

No.	Date	Meeting’s Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
17.	March 24, 2020	1. YtD Operational Performance & Revenue report of February 2020 (closing) and W3 March 2020
2. Telkom’s COVID-19 Crisis Center Task Force socialization report
3. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
18.	March 31, 2020	1. Operational Performance & Revenue report of W4 March 2020
2. Future State Architecture IT report
3. Pijar Mahir Platform as a support for pre-work cards update
4. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
19.	April 7, 2020	1. YtD Operational Performance & Revenue report of March 2020 (outlook)
2. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
20.	April 14, 2020	1. Operational Performance & Revenue report of W1 April 2020
2. Theme of TelkomGroup’s Leadership Meeting I in 2020 report
3. Progress of Telkom's Government Program support related to COVID-19 outbreak report and UMeetMe Application readiness
4. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
21.	April 23, 2020	1. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
22.	28 April 2020	1. Limited agenda report
2. Operational Performance & Revenue report of W3 April 2020
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
23.	May 4, 2020	1. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
24.	May 5, 2020	1. YtD Operational Performance & Revenue report of April 2020 (outlook)
2. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
25.	May 12, 2020	1. Operational Performance & Revenue report of W1 May 2020
2. CorCom: CSR program, Lebaran greeting, and PSBB socialization video update
3. FU HCM report
4. My IndiHomeX progress report
5. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
26.	May 19, 2020	1. Operational Performance & Revenue report of W2 May 2020

No.	Date	Meeting’s Agenda
2. Preparation for TelkomGroup Siaga Event update
3. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
27.	May 26, 2020	1. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
28.	May 27, 2020	1. YtD Operational Performance & Revenue report of April and W3 May 2020
2. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
29.	June 3, 2020	1. Limited agenda report
2. Cloud TelkomSigma product update
3. Operational Performance & Revenue report of W4 May 2020
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
30.	June 9, 2020	1. YtD Operational Performance & Revenue report of May 2020 (outlook)
2. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
31.	June 16, 2020	1. Operational Performance & Revenue report of W2 June 2020
2. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	N/A	N/A	N/A	N/A	√	N/A	N/A	N/A	√	√	√	√	√	√	√
32.	June 22, 2020	1. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
33.	June 23, 2020	1. CSS 2020-2024 update
2. Radir format report update
3. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
34.	June 24, 2020	1. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
35.	June 30, 2020	1. Operational Performance & Revenue report of W4 June 2020
2. Telkom Anniversary preparation report
3. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
36.	July 7, 2020	1. YtD Operational Performance & Revenue report of July 2020 (outlook)
2. SOE Core Values update
3. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A

No.	Date	Meeting’s Agenda
37.	July 14, 2020	1. Operational Performance & Revenue report of W1 July 2020 (outlook)
2. Task Force’s kick off End To End IndiHome CX Improvement report
3. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
38.	July 28, 2020	1. Operational Performance & Revenue report of W3 July 2020
2. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
39.	August 4, 2020	1. Operational Performance & Revenue report of W3 July 2020
2. BOD Virtual Tour to Digital Capability Center Singapore
3. Task Force report of CX IndiHome improvement
4. 75th Anniversary of Republic of Indonesia celebration update
5. Digitalization within TelkomGroup (Resources readiness, HR managing, KPI, and Procurement Authority) report
6. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
40.	August 11, 2020	1. YtD Operational Performance & Revenue report of July (outlook) and W1 August 2020
2. AP Performance Monitoring Dashboard (including policies for determining Financial Ratios that become KPI for AP Directors) progress report
3. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
41.	August 19, 2020	1. Operational Performance & Revenue report of W2 August 2020
2. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
42.	August 24, 2020	1. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
43.	August 25, 2020	1. YtD Operational Performance & Revenue report of July (closing) and W3 August 2020
2. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
44.	September 1, 2020	1. Operational Performance & Revenue report of W4 August 2020
2. Smart City update
3. FU HCM (Talent Development Program) report
4. 5G sharing session by AT Kearney
5. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
45.	September 8, 2020	1. Establishment of Indonesian Telecommunication and Digital Research Institute
2. YtD Operational Performance & Revenue report of August 2020
3. #PeduliInfrastruktur Program progress update
4. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)

No.	Date	Meeting’s Agenda
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
46.	September 15, 2020	1. Operational Performance & Revenue report of W1 September 2020
2. Task Force report of CX IndiHome improvement
3. Microsoft DC Tender preparation report
4. (Company’s KPI 2020) - Establishment of Indonesian Telecommunication and Digital Research Institute update
5. Company’s KPI 2020 Report
6. (Company’s KPI 2020) - TelkomGroup’s Task Force kick off for Strategy Development and 5G Business Case
7. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
47.	September 22, 2020	1. YtD Operational Performance & Revenue report of Agustus (closing) and W2 September 2020
2. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
48.	September 29, 2020	1. FU DB report: Digital Platform Business Model for Small and Medium Enterprise (SME)
2. Operational Performance & Revenue report of W3 September 2020
3. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
49.	October 6, 2020	1. Operational Performance & Revenue report of W3 September 2020
2. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
50.	October 13, 2020	1. Operational Performance & Revenue report of W1 October 2020
2. Task Force progress report of CX IndiHome improvement
3. TKDN Task Force’s kick off
4. TelkomGroup’s Leadership Meeting III in 2020 planning report
5. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
51.	October 19, 2020	1. Limited agenda report
2. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	-	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
52.	October 20, 2020	1. Operational Performance & Revenue report of W2 October 2020
2. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	-	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
53.	October 26, 2020	1. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
54.	November 3, 2020	1. Limited agenda report
2. Operational Performance & Revenue report of W4 October 2020
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A

No.	Date	Meeting’s Agenda
55.	November 10, 2020	1. Limited agenda report
2. Task Force progress report of CX IndiHome improvement
3. YtD Operational Performance & Revenue report of October (outlook) and W1 November 2020
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
56.	November 17, 2020	1. Operational Performance & Revenue report of W2 November 2020
2. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	-	√	-	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
57.	November 23, 2020	1. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	-	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
58.	November 24, 2020	1. Limited agenda report
2. YtD Operational Performance & Revenue report of October (closing) and W3 November 2020
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
59.	November 27, 2020	1. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
60.	Desember 1, 2020	1. Limited agenda report
2. Operational Performance & Revenue report of W4 November 2020
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
61.	Desember 8, 2020	1. HCM Limited agenda report
2. Limited agenda report
3. Telkom Transformation progress report
4. YtD Operational Performance & Revenue report of November 2020 (outlook)
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
62.	December 15, 2020	1. Operational Performance & Revenue report of W2 December 2020
2. Task Force report of CX IndiHome improvement
3. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	-	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
63.	December 18, 2020	1. Limited agenda report
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	-	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
64.	December 22, 2020	1. HCM limited agenda report
2. Limited agenda report (1st session)
3. YtD Operational Performance & Revenue report of November (closing) & W3 December 2020
4. Readiness to visit POSKO NARU 2020/2021 report
5. Limited agenda report (2nd Session)
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A
65.	December 29, 2020	1. Limited agenda report
2. Transformation progress update - Data Center Committee

No.	Date	Meeting’s Agenda
3. Operational Performance & Revenue report of W4 December 2020
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	HMZ(2)	SC(2)	ZA(2)	AS(2)	BW(2)	EA	FRD(2)
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Remarks:

CE
RA	Ririek Adriansyah	HW	Herlan Wijanarko	AS	Achmad Sugiarto	(1)	Since June 19, 2020
DR	Dian Rachmawan	MFR	Muhamad Fajrin Rasyid	BW	Bogi Witjaksono	(2)	Up to June 19, 2020
AW	Afriwandi	BSW	Budi Setyawan Wijaya	EA	Edwin Aristiawan
HS	Heri Supriadi	HMZ	Harry Mozarta Zen	FRD	Faizal Rochmad Djoemadi
FMV	FM Venusiana R.	SC	Siti Choiriana
EW	Edi Witjara	ZA	Zulhelfi Abidin

Board of Directors’ Attendances at Internal Meeting

No.	Name	Position	Total Meetings	Total Attendances	Percentage of Attendance
					%
1.	Ririek Adriansyah	President Director	65	65	100%
2.	Dian Rachmawan	Director of WINS(1)	34	31	91.17%
3.	Afriwandi	Director of HCM(1)	34	34	100%
4.	Heri Supriadi	Director of KEU(1)	34	34	100%
5.	FM Venusiana R.	Director of CONS(1)	34	31	91.17%
6.	Edi Witjara	Director of EBIS	65	64	98.46%
7.	Herlan Wijanarko	Director of NITS(1)	34	33	97.05%
8.	Muhamad Fajrin Rasyid	Director of DB(1)	34	34	100%
9.	Budi Setyawan Wijaya	Director of SP(1)	31	31	100%
10.	Harry Mozarta Zen	Director of KEU(2)	31	31	100%
11.	Siti Choiriana	Director of CONS(2)	31	30	96.77%
12.	Zulhelfi Abidin	Director of NITS(2)	31	28	90.32%
13.	Achmad Sugiarto	Director of SP(2)	31	29	93.54%
14.	Bogi Witjaksono	Director of EBIS(2)	31	31	100%
15.	Edwin Aristiawan	Director of WINS(2)	31	30	96.77%
16.	Faizal Rochmad Djoemadi	Director of DB(2)	31	31	100%

Remarks:

Sampai dengan tanggal 29 Desember 2020
(1)	Since June, 19 2020
(2)	Up to June, 19 2020

CORPORATE SECRETARY

In accordance with POJK No. 35/POJK.04/2014 regarding Corporate Secretary of Issuers or Public Companies, Telkom has a Corporate Secretary/Investor Relations that facilitates internal communication between the Board of Directors and the Board of Commissioners. Besides, in terms of external communication, Corporate Secretary/Investor Relations has function to establish relationships between the Company and its stakeholders, especially the Government, Shareholders, and Financial Services Authority. In terms of compliance, Corporate Secretary also plays an important role in ensuring that Telkom can follow the Capital Market regulations.

CORPORATE SECRETARY’S DUTY AND RESPONSIBILITY

The Corporate Secretary has the following duties and responsibilities:

1.	Preparing and organizing GMS, including the material, particularly the annual report;
2.	Attending the Board of Directors’ Meetings and Joint Meetings between the Board of Commissioners and Board of Directors;
3.	Managing and maintaining documents related to the Company’s activities, including the GMS’s documents and other important documents of the Company; and
4.	Determining criteria regarding types and contents of information that can be presented to the stakeholders, including information that can be published as public documents.

CORPORATE SECRETARY’S FUNCTIONS

The functions of Corporate Secretary include:

1.	To prepare and communicate accurate, complete, and timely information regarding the performance and prospect of the Company to stakeholders.
2.	To synergize with related units, including the subsidiaries, for socialization, implementation, monitoring and reviewing of GCG, and its implementation.
3.	To assist the Board of Directors in various activities, information, and documentation, among others:
	a.	Preparing the Register Book of Shareholders;
	b.	Attending the Board of Directors’ meetings and preparing its minutes of meetings; and
	c.	Preparing and organizing GMS.
4.	To publish the Company’s information in a tactical, strategic and timely manner.

CORPORATE SECRETARY’S PROFILE

Andi Setiawan

Personal

Born	: June 6, 1978
Age	: 42 years old
Nationality	: Indonesian
Domicile	: Jakarta, Indonesia

Education

2002	Bachelor degree in Financial Management, Universitas Indonesia, Indonesia.

Basis of Appointment

Decision Letter of the Board of Directors.

Term of Service

Start from March 4, 2015, up to present.

Career Experiences

2014 - 2015	GM of Investor Relations, PT Telekomunikasi Seluler.
2010 - 2014	Manager of Investor Relations, PT Summarecon Agung Tbk.
2007 - 2010	Manager of Corporate Secretary, PT Bakrieland Development Tbk.
2004 - 2007	Corporate Rating Analyst, PT Pemeringkat Efek Indonesia.

CORPORATE SECRETARY’S IMPLEMENTATION TASKS

Throughout 2020, Telkom’s Corporate Secretary has organized the following activities.

No.	Date	Name of Activities	Organizer	Location
1.	November 27, 2020	Telkom's Written Response regarding to Structured Warrant Regulation Draft.	Financial Services Authority	E-mail
2.	December 11, 2020

In the context of Rule Making Concepts Exchange Rules Rule Number II-S of the Securities Trading Equity Special Monitoring and Concept In Exchange Rules Amendment No. I-A of the Registration of Shares and Equity In addition Shares Issued by the Listed Company.

			Indonesia Stock Exchange	Online Webinar

CORPORATE SECRETARY’S TRAINING AND EDUCATION

To improve the competence of Corporate Secretary/Investor Relations, the Company has conducted training for Investor Relations Unit in 2020 as shown in the following table.

Training and Education Attended by Corporate Secretary/Investor Relations in 2020

No.	Date	Name of Activities	Organizer	Location
1.	May 5, 2020

Socialization of POJK 15/2020 regarding Planning and Implementation of the General Meeting of Shareholders of Public Companies and POJK 16/2020 regarding Implementation of Electronic GMS of Public Companies

			Indonesia Stock Exchange	Online Webinar
2.	July 3, 2020	Reporting on Emission and Climate Risk	Indonesia Stock Exchange	Online Webinar
3.	July 9, 2020	Reporting on Waste with Circular Economy Perspective	Indonesia Stock Exchange	Online Webinar
4.	July 10, 2020	The CFO’s Role in Sustainable Business	Sustainability Accounting Standards Board (SASB)	Online Webinar
5.	July 17, 2020	Opportunities and Challenges of Industry and Business in the New Normal Period	Asosiasi Emiten Indonesia (AEI)	Online Webinar
6.	July 21, 2020	Sustainable Development Goals (SDG’s) Reporting	Indonesia Stock Exchange	Online Webinar
7.	July 24, 2020	Addressing Investor Calls for Environmental, Social and Governance (ESG) Reporting and Assurance	Sustainability Accounting Standards Board (SASB)	Online Webinar
8.	July 29, 2020	ASEAN Corporate Governance Scorecard (ACGS) Workshop	Indonesia Stock Exchange	Online Webinar
9.	August 4, 2020	Preparing Sustainability Report Stakeholders Engagement	Indonesia Stock Exchange	Online Webinar
10.	August 11, 2020	Socialization of POJK 17/2020 regarding Material Transactions and Changes in Business Activities and POJK 42/2020 regarding Affiliated Transactions and Conflict of Interest Transactions	Indonesia Stock Exchange	Online Webinar

No.	Date	Name of Activities	Organizer	Location
11.	September 2, 2020	Increasing Capital Inflow through ESG Development (ESG Rating & Indices)	Indonesia Stock Exchange	Online Webinar
12.	September 9, 2020	WHAM (What How Able to Motivated) dan TPOQ (The Power of Question)	Telkom Human Capital Business Partner	Online Webinar
13.	September 10, 2020	Conceptual Framework and Rules of Procedure Public Comment Launch	Sustainability Accounting Standards Board (SASB)	Online Webinar
14.	September 29, 2020	Living the Grand Why Core Values AKHLAK	Telkom Corporate University Center dan ESQ Group	Online Webinar
15.	October 1, 2020	Introduction of Investor Relations and Use of Technology in Investor Relations	BNY Mellon	Online Webinar
16.	October 8, 2020	Marketing and Investor Outreach	BNY Mellon	Online Webinar
17.	October 8, 2020	ESG and Crisis Communication	BNY Mellon	Online Webinar
18.	October 15, 2020	Marketing Intelligence and Strategic Presentation	BNY Mellon	Online Webinar
19.	October 23, 26, and 27, 2020	TNT Coaching Top Talent	Telkom Corporate University Center dan Hijrah Coach	Online Webinar
20.	November 11, 2020	Focus group discussion in order of hearing the draft amendments to Financial Services Authority Circular Letter (RSEOJK) regarding Form and Content of the Annual Report of Issuers or Public Companies	Financial Services Authority	Online Webinar
21.	December 11, 2020	Fundamental of Jurisprudence and the Selection Process for Sharia Shares in Indonesia	Indonesia Stock Exchange, PT Kliring Penjaminan Efek Indonesia, PT Kustodian Sentral Efek Indonesia, and Financial Services Authority	Online Webinar

INTERNAL AUDIT UNIT

Telkom has an Internal Audit Unit or Internal Audit Department (IA) provides views and presents various recommendations independently and objectively in Telkom's business activities. Internal Audit also helps the Company achieve its objectives through a systematic and disciplined in evaluating and improving the effectiveness of risk management, control and implementation of Good Corporate Governance. With Internal Audit Department hopefully have a role to adding value and increasing the effectiveness and efficiency of Telkom's business operations.

INTERNAL AUDIT CHARTER

Telkom has an IA Charter which is guided by international standards from the Institute of Internal Auditor (IIA). The IA Charter is stated in Resolution of the Board of Directors No.Tel.09/PW000/UTA/COP-C0000000/2015 dated February 12, 2015 regarding Internal Audit Charter, and has been approved by President Director and Audit Committee. IA Charter contains IA Telkom activities which also describe the vision, mission, structure, status, duties, responsibilities and authorities of IA, as well as the requirements for IA personnel.

INTERNAL AUDIT UNIT’S DUTIES AND RESPONSIBILITIES

Based on Internal Audit Charter, duties and responsibilities of Internal Audit are:

1.	To compose Annual Internal Audit plan;
2.	To execute the Annual Internal Audit Plan that has been consulted by Audit Committee or has been reviewed by Audit Committee;
3.	To examine and evaluate the adequacy of internal control and risk management system based on the Company’s Policy;
4.	To examine and assess the efficiency and effectivity in the field of finance, accounting, operational, human capital, marketing, IT, and other activity;
5.	To review and/or audit the Company’s financial statement periodically;
6.	To inspect the compliance to the related regulation;
7.	To identify the alternative improvement and efficiency and to increase efficiency and effectivity of the utility of sources and fund;
8.	Create audit report and to deliver that report to President Director and Board of Commissioner c.q. Head of Audit Committee;
9.	To monitor, analyze and report the implementation of the improvement that has been recommended;
10.	Give objective improvement recommendation and information about the activity that has been inspected to all management level of the Company and the afiliation of the Company;
11.	To provide consultation needed by the Company’s management and its affilation company which the coverage of the assignment has been agreed before;
12.	To carry out task number 2 - 10 for the Company’s Afiliation upon requested by the President Director of the Company (Management instruction);
13.	To collaborate with Audit Committee, including monitor the follow up of the recommendation by the result of the inspection that have a significant impact and deliver the report to the Audit Committee;
14.	To compose the evaluation methodology and progam to increase the quality of Internal Audit activity cooperating/coordinating with Audit Committee;
15.

To review and/or deep inspection Audit Committee request in order to follow up Whistleblower and/or allegations of fraud on the Company or its affiliated company, and deliver the results of the investigation to the President Director and Audit Committee; and

16.	To conduct the preliminary inspection with a particular purposes.

SVP INTERNAL AUDIT UNIT’S PROFILE

Harry Suseno Hadisoebroto

Personal

Born	: Bandung, June 24, 1966
Age	: 54 years old
Nationality	: Indonesian
Domicile	: Bandung, Indonesia

Educations

1990	Graduate Study: Civil Engineering (Ir.), Institut Teknologi Bandung, Indonesia.
1999	Postgraduate Study: Engineering - Project Management (MSc.), University of Manchester Institute of Science and Technology, United Kingdom.

Basis of Appointment

Resolution of the Board of Directors No.1905/PS720/HCC-10/2015 dated June 9, 2015, which came into force from July 1, 2015, to the present. Based on the resolution, the Head of the Internal Audit unit is directly appointed by the President Director.

Term of Office

July 1, 2015 up to present.

Carreer Experiences

2015 - Present	SVP Internal Audit, PT Telkom Indonesia, Tbk.
2014 - 2015	SVP Internal Audit, PT Telekomunikasi Seluler.
2011 - 2014	VP Infrastructure & Supply Management Audit, PT Telkom Indonesia (Persero) Tbk.
2010 - 2011	AVP Infrastructure Audit, PT Telkom Indonesia (Persero) Tbk.
2007 - 2009	Deputy General Manager Kandatel Malang, PT Telkom Indonesia (Persero) Tbk.

INTERNAL AUDIT UNIT’S STRUCTURE AND POSITION

IA Telkom consists of 87 employees, who report directly to the President Director. Internal Audit Unit is headed by a Senior Vice President Internal Audit (SVP IA) who is appointed and dismissed by the President Director with the approval of the Board of Commissioners. The term of office of SVP IA is no longer than 3 (three) years and can be re-appointed for the next period.

If IA SVP does not meet the requirements and/or fails or is unable to carry out its duties, the President Director may terminate IA SVP with the approval of the Board of Commissioners. This is in line with OJK Regulation No. 56/POJK.04/2015 regarding "Formation and Guidelines for the Preparation of Internal Audit Unit Charter". Until the end of 2020, Telkom IA organizational structure can be seen below.

INTERNAL AUDIT UNIT’S TASK IMPLEMENTATION

IA Telkom annually makes a Work Plan as outlined in Internal Audit Work Program of the Internal Audit Department. In 2020, IA has carried out 77 assignments, which include the following audit, consultation, evaluation, and review activities. The description of IA Telkom activities as follows.

Sub Department	Audit	Consultancy	Review	Evaluation	Total
Infrastructure & Operation Audit (IOA)	8	14	-	-	22
Integrated & Financial Audit (IFA)	8	5	17	6	36
Information & Technology Audit (ITA)	11	8	-	-	19
Total	27	27	17	6	77

INTERNAL AUDIT’S QUALIFICATION AND PROFESSIONAL CERTIFICATION

As of December 31, 2020, IA Telkom employees had various certifications needed to carry out their work in a standardized manner and the quality of internal supervision could be assured of going well. As of December 31, 2020, details of the certifications owned by Telkom Internal Audit members are as follows.

No.	Certification Type	Number of Certification
1.	Certification in Risk Management Assurance (CRMA)	1
2.	Certified Accountant (CA)	3
3.	Certified Data Center Specialist (CDCS)	1
4.	Certified Data Center Prosessional (CDCP)	1
5.	Certified Ethical Hacker (CEH)	1
6.	Certified Fraud Examiner (CFE)	1
7.	Certified Forensic Auditor (CFrA)	1
8.	Certified Information Systems Auditor (CISA)	3
9.	Certified Internal Auditor (CIA)	3
10.	Certified IT Infrastructure Library	3
11.	ISO (9000, 9001, 9002, 9003, 14001, 18001, 20000, 22301, 27001, 37001)	14
12.	Qualified Internal Audit (QIA)	4
13.	Certified Associate in Project Management (CAPM)	1
14.	Certified Behavior Consultant (CBC)	3
15.	Certified Management Accountant (CMA)	1
16.	Cisco Certified Network Associate (CCNA)	2
17.	Cisco Certified Networking Profesional (CCNP)	1
18.	Cisco Certified Internetwork Expert (CCIE)	1
19.	Cisco Certified Design Associate (CCDA)	1
20.	Essential Lisenced Trainer (ELT)	1
21.	International Financial Reporting Standards (IFRS)	1
22.	Red Hat Certified System Administrator (RHCSA)	1
23.	Certified Senior Account Manager (CSAM)	1
24.	Telkom Certified Customer Care Expert (TCCCE)	1
25.	Telkom Certified Integrated Marketing Fundamental	1
26.	Telkom Certified IP Fundamental (TCIF)	2
	Total	54

INTERNAL AUDIT’S TRAINING AND EDUCATION

Telkom understands the importance of maintaining the competencies of members of Internal Audit unit. Therefore, throughout 2020, Telkom includes the members of Internal Audit unit to participate in various education and training activities held by Telkom CorpU, ACFE, ACT, IIA, ISACA, SPRINT, etc. as follows

Programs	Number of Participants	Number of Days
Culture	23	7
Leadership	3	13
Business	133	5
Technical	301	44
Certification	2	3
Sharing Knowledge	445	9
Total	907	81

INTERNAL CONTROL SYSTEM

Internal Control System (SPI) is a monitoring mechanism established by the Company's management on an ongoing basis. SPI includes the reliability of financial reports, availability of complete and timely financial reports, including up to the implementation of evaluation of financial reporting.

In accordance with the scope of SPI, Telkom always strives to ensure that the preparation of consolidated financial statements is in accordance with Financial Accounting Standards established by the Indonesian Institute of Accountants (IAI). With Telkom listed on the New York Stock Exchange, Telkom also complies with the provisions of SOX Section 404 which requires Telkom to build, maintain, test, and disclose the effectiveness of internal control over financial reporting.

Furthermore, in addition to the financial aspect, SPI also aims to provide adequate guarantees of achieving efficiency and effectiveness of operational activities, as well as compliance with regulations. Operational control within the SPI framework for business processes is carried out in accordance with the activities and the applicable work system in each function. Through SPI, Telkom monitors compliance with various prevailing laws and regulations, both internal regulations issued by company officials and government regulations.

Currently, Telkom's Internal Control System (SPI) is under the supervision of the President Director and the Director of Finance, and is carried out by the Board of Directors, management and other personnel collectively. The application of SPI aims to gain public confidence regarding the effectiveness of financial reporting and preparation of consolidated financial statements.

INTERNAL CONTROL FRAMEWORK

In its implementation, SPI implemented by Telkom is in line with the 2013 Internal Control-Integrated Framework from The Committee of Sponsoring Organizations of the Treadway Commission (COSO). One of Telkom's efforts to implement this framework is a commitment to always ensure that policies, Company compliance and all business activities are carried out in accordance with applicable laws and regulations, both internal and external. The unit that responsible for compliance with laws and regulations is the Legal & Compliance unit under the Corporate Secretary Department. Activities carried out include legal advisory, legal opinion, legal review and litigation.

Following the COSO Framework, Telkom implements five components of internal control that are bound together at all levels and business units of the Company, which are:

1.	Control Environment
	a.	Demonstrates commitment to integrity and ethical values.
	b.	Exercises oversight responsibility.
	c.	Establishes structure, authority, and responsibility.
	d.	Demonstrates commitment to competence.
	e.	Enforces accountability.

2.	Risk Assessment
	a.	Specifies relevant objectives.
	b.	Identifies and analyzes risk.
	c.	Assesses fraud risk.
	d.	Identifies and analyzes significant change.

3.	Control Activities
	a.	Selects and develops control activities.
	b.	Selects and develops general controls over technology.
	c.	Deploys through policies and procedures.

4.	Information and Communication
	a.	Uses relevant information.
	b.	Communicates internally.
	c.	Communicates externally.

5.	Monitoring Activity
	a.	Conducts ongoing and/or separate evaluations.
	b.	Evaluates and communicates deficiencies.

The five components have been applied and applied to Telkom's policies, including the following:

INTERNAL CONTROL IMPLEMENTATION IN TELKOM
Control Environment
1.

Telkom is committed to integrity and ethical values by building and establishing a corporate culture as a guide for main players in building leadership patterns and strengthening organizational synergies, as an engine of economic growth, an accelerator of social welfare, a provider of employment, and a provider of high performing culture talent. Telkom guarantees sustainable competitive growth in the form of long-term superior performance achievement. Core Values AKHLAK (Amanah, Kompeten, Harmonis, Loyal, Adaptif, and Kolaboratif) are the main values of SOE human resources that must be adopted by TelkomGroup so that every TelkomGroup resource knows, implements, and internalizes seriously, consistently and consequently, thus bring forth to daily behaviors that shape the work culture of TelkomGroup which is in line with the Core Values of SOE.

2.

Telkom ensures the effectiveness of implemented Internal Audit activities by implementing the SOA 302/404 prerequisites and managed with a risk-based audit approach. Telkom also ensures that effective coordination and co-operation with internal and external parties, and business risks to all business activities are adequately managed with internal control systems.

3.

Telkom has a Competency Directory that defines the Company's competency needs. One of them is Finance Stream which includes the competence of Corporate Finance with the sub-area of Capital Structure competency and Working Capital Management (Treasury Management). Then, Accounting with sub-area competence of Financial Accounting, Management Accounting, and Corporate Tax. The competency development policy is aimed at creating superior, global quality, and highly competitive employees.

Risk Assessment
1.

Telkom has several considerations in developing accounting policies such as Statements of Financial Accounting Standards (PSAK), Interpretation of Statements of Financial Accounting Standards (ISAK), International Accounting Standards (IAS, related laws, and changes in impacted internal environments.

2.	Telkom has a principle of financial assertion in ICOFR planning that is well respected by all relevant employees.
3.	Telkom manages internal and external corporate risk with established mechanisms.
4.	Telkom also implements an anti-fraud policy control system and have potential fraud prevention.
Control Activities
1.	Telkom sets up a Business Process Owner (BPO) and AO (Application Owner) that have duties and responsibilities related to ICOFR.
2.	Risk determination rules and internal controls refer to the ICOFR policy consisting of segregation of duties, risk determination, and determination of internal controls.
3.	Telkom has guidelines for the implementation of information systems security that are aligned with company needs and can be implemented on an ongoing basis.
Information and Communication
1.

Telkom has accounting policies implemented under IFAS and IFRS, outlined following accounting principles and implementation, including information or data related to the process and disclosure of financial reporting, and regulates the components of the consolidated financial statements.

2

Telkom has an information technology policy that provides a frame of reference for each process or unit associated with the organization's IT operations in the preparation and implementation of guidelines and procedures. The scope of IT regulations in our Company covers aspects of IT governance and IT management.

Monitoring Activity
1.

Telkom has an Internal Audit Charter that includes the auditor's requirements in the Internal Audit unit, which has professional integrity and behavior, knowledge of risks and important controls in the field of information technology, knowledge of Capital Market laws and regulations.

2.	CEO Telkom always increases awareness from management regarding audit and change management in the form of CEO Notes and establishes Integrated Audit, and forms Probis IFRS.

To improve the quality of the Internal Control System, Telkom regularly conducts assessments related to the implementation of SPI in the Company. In 2020, Telkom has conducted an assessment of the implementation of SPI. This assessment process is in line with Regulation of the Minister of State-Owned Enterprises Article 26 Paragraph 2 Year 2011 regarding the Implementation of Good Corporate Governance (GCG) in SOE.

The result of the SPI assessment state that the effectiveness of Telkom's Internal Control System is Effective.

RISK MANAGEMENT SYSTEM

Telkom realizes that risk management plays an important role to ensure the realization of Good Corporate Governance (GCG) in the business environment of Telkom and its subsidiaries. A well managed risk management able to support the telecommunications business with a wide business area coverage amid various business risks related to communication transformation in the digital era. Therefore, one of Telkom's important steps to achieve GCG by continuing to implement and improve a risk management system on an ongoing basis.

GENERAL ILLUSTRATION REGARDING THE RISK MANAGEMENT SYSTEM

SOE Ministerial Regulation No. 1 Year 2011 requires SOEs, including Telkom to implement risk management. The implementation of risk management is also an obligation for Telkom as a Company which listed in New York Stock Exchange (NYSE) to fulfill the Sarbanes-Oxley Act, specifically articles 302 and 404. All these regulations and provisions serve as Telkom's foundation for implementing risk management, apart from of course referring to various existing standards and best practices.

Risk Management System (Framework) and Policy

There are two guidelines as basis for Telkom Risk Management Policy. The first guideline is regulation of the Board of Directors No.PD.614.00/r.00/HK.200/COP-D0030000/2015 dated September 30, 2015 regarding Corporate Risk Management (Telkom Enterprise Risk Management). The second is Regulation of Director of Finance number PR.614.01/r.00/HK200/COP-D0030000/2016 regarding Guidelines for the Implementation of Corporate Risk Management (Telkom Enterprise Risk Management).

The main framework for risk management at Telkom refers to the framework of COSO (COSO ERM Framework), which includes three main components:

1.	The implementation of Corporate Risk Management must be able to support the Company’s objective from the aspects of strategic, operational, reporting and compliance.
2.	Corporate Risk Management was applied at all levels of the organization, which are Enterprise Level, Division, Business unit, and Subsidiary in the Company.
3.	The implementation of Corporate Risk Management shall consist of 8 components of process which are:
	a.	Internal development
	b.	Objective setting
	c.	Event identification
	d.	Risk assessment
	e.	Risk response
	f.	Control activities
	g.	Information/communication
	h.	Monitoring

Other references and guidelines relevant to the application of risk management in Telkom include:

1.	ISO 31000	Enterprise Risk Management as a comparison and implementation complementary.
2.	ISO 27001	Information Security Management System (ISMS) as a reference in the development of risk management to ensure Information Security in terms of Confidentiality, Integrity, and Availability.
3.	ISO 22301	Business Continuity Management System (BCMS) as a reference in the effort to ensure business continuity.
4.	ISO 20000	Information Technology Service Management (ITSM) as a reference to ensure IT service.

Professional Certification

Risk Management unit consists of professionals who are experts in their fields. At the end of the reporting period, there were 4 (four) members of Telkom Risk Management unit who have professional certification related to risk management, as follows:

Professional Certification of Members of Telkom Risk Management Unit as of December 31, 2020

No.	Members’Name	Certification		Year of Review	Status
1	Jajat Sutarjat	Enterprise Risk & Governance (CERG)		2017	Active/Extended 2019 to 2021
2.	Moh Ahmad	a.	Enterprise Risk & Governance (CERG)	2017	Active/Extended 2019 to 2021
		b.	Certified Risk Professional	2020	Active
3.	Agus Suprijanto	a.	Certified Risk Associate	2017	Active/Extended
		b.	Certified Risk Professional	2020	Active
4.	Rudi Sudiro Murbonegoro	a.	Certified Risk Associate	2017	Active/Extended
		b.	Certified Risk Professional	2020	Active
5.	B Nicolaas Freddy	Certified Risk Professional		2020	Active
6.	Tati Krisnayanti	Certified Risk Professional		2020	Active
7.	Iswatoen Hasanah	Certified Risk Professional		2020	Active
8.	Fivtina Merbelanty	Certified Risk Professional		2020	Active

HEAD OF RISK MANAGEMENT UNIT’S PROFILE

Jajat Sutarjat

Personal

O
Born	: Bandung, June 27, 1967
Age	: 54 years old
Nationality	: Indonesian

Education

1991	Bachelor Degree of Industrial Engineering, Institut Teknologi Bandung, Indonesia.
2003	Master Degree of Financial Management, STMB Yayasan Pendidikan Telkom, Indonesia.

Basis of Appointment

Decision Letter of Telkom Directors No. 781/PS720/HCB 105/2020 dated July 27, 2020 regarding Employee Movements.

Term of Office

August 1, 2020 up to present.

Career Experiences

2020 - present	VP Governance & Risk Management.
2017 - 2020	Senior Principal Expert Risk and Process Assurance.
2015 - 2017	VP Risk & Process Management.
2012 - 2014	VP Corporate Strategic Planning.
2006 - 2012	AVP in Corporate Strategic Planning.

Risk Management’s Organizational Structure

Telkom has formed a Risk Management unit within the Corporate Secretary Department. The appointment and dismissal of Risk Management unit members is carried out by the President Director, HCM Director or SGM HCBP based on Decision Letter of the President Director, HCM Director or SGM HCBP. Currently, number of employees in Risk Management unit are 9 (nine) people. Management of Risk Management function refers to the Directors Regulation and the Director of Human Capital Management Regulation 2020, with the following structure:

TYPES OF RISK AND MANAGEMENT METHOD

Risk Management unit established by Telkom to help the management to identify strategic risks related to the business processes managed by Telkom. Some of the main risks that affect Telkom's business activities can be seen as follows.

Table of Risk and Management Method

Type of Risk	Risks That Is Faced	The Impact to Telkom		Mitigation/Risk Management
1.	Risks Related to Indonesia
Political and Social	The disruption of political stability and social instability to specific issues.	Have negative impact to the business, operation, financial condition, business proceeds and prospect as well as market price for securities.		a.	Monitoring of the influence of social political instability to the disruption of operational/service.
				b.	The maintenance of awareness through the improvement of safety & security functions.
Macro Economy	The change of global, regional, or Indonesian economic activities.	a.	Have the impact on the business, financial condition, business result or business prospect.	a.	Monitoring of the influence of macroeconomy to the change to increase the expense through Cost Leadership program.
The fluctuation of Rupiah Exchange rate.
	The increase of loan interest rate.	b.	Have a material adverse effect to the business, financial, condition, business proceeds or business prospect.	b.	To look for the opportunity to increase the spending of APBN pursuant to the Government focus (Maritime, Tourism, Energy, Transportation, etc).
The decrease of Government or Company’s credit rating.
Risk of Disaster	Flood, thunder, storm, earthquake, tsunami, volcano eruption, epidemic, fire, drought, power shut down and other event beyond Telkom’s control.	Disrupting its business operations and give negative impact to the financial performance and profit, business prospect as well as market price of securities.		a.	Transfer of risk by using the insurance of assets to anticipate the natural disaster and fire.
				b.	Coordination with ASKALSI (Indonesian Sea Cable Association) to secure SKKL.
				c.	Preventive & corrective action by preparing the disaster recovery plan and crisis management team.
Other Risks	Indonesian corporate information disclosure standard is significantly different than what is implemented in other countries including the United States of America.	Disrupting its business operation and giving the negative impact to the financial performance and profit, business prospect as well as market price of securities.		The use of a competent legal consultant that has experience with the issues on corporate law in other countries particularly the United States of America.
The difference in the regulation of dividend determination.
The issue on the legal certainty in Indonesia and United States of America including the implementation of law.
The possibility on the difference in the interest of controlling shareholders with the interest from other shareholders.

Type of Risk	Risks That Is Faced	The Impact to Telkom	Mitigation/Risk Management
2.	Business Related Risks
Operational Risk	The failure in the sustainability of network operation, main system, gateway on Telkom’s network or other operator’s network.	Has the negative impact to the business, financial condition, proceeds from the operation and business prospect.	a.	Implementation of BCM, BCP, and DRP.
			b.	Certification of Integrated Management System (IMS) for infrastructure management.
	Threat of physical and cyber security, such as theft, destruction, or other action.	Has the negative impact to the business, financial condition, result from the operation materially.	a.	The upgrade of Preventive Action in the form of Vulnerability Assessment and Penetration Test periodically.
			b.	Monitor and Identificate all types of attack in the real-time as well as to choose and conduct a necessary action immediately.
			c.	Preparing the recommendation to handle cyber attack based on the historical incident analysis.
			d.	Intensive coordination with relevant parties to handle the cyber attack.
	Risk regarding internet service.	May face a lawsuit and damage the reputation.	To be more prudent in the preparation of contract with content provider partner.
	Leak of revenue due to the internal capability weakness or external factor.	Has a negative impact to Telkom’s business result.	a.	Acceleration of leak detection time and revenue indicated as an external fraud in real-time.
			b.	Monitoring the critical point of the leak of revenue especially on the rejected billing call.
	New technology.	Has an impact on the competitive power.	a.	The preparation of Technology Roadmap by taking into account future technologies and the possible implementation of competitor’s technologies.
			b.	Acceleration of IDN (Indonesia Digital Network) program to support future services.

Type of Risk	Risks That Is Faced	The Impact to Telkom	Mitigation/Risk Management
	The limit of operation period, damage or ruin, delay or failure to launch, or the revocation of Satellite license.	Can create loss to financial condition, operation result and capability to give services.	a.	The planning to change the Satellite of which operation period will be immediately expired.
			b.	The insurance of Satellite operation during the active period.
			c.	Insurance for Manufacturing and Launching of new Satellite.
			d.	Developing the understanding with Regulator in relation to the Satellite operation by Telkom.
Financial Risk	Interest Rate Risk.	Has an adverse effect to the business, financial condition and result from the operation.	Interest rate swap contract from the float interest rate to become the fix interest rate upon certain loan term.
	Foreign exchange rate risk.	Has negative impact on the financial condition or result from the operation.	Placement of time deposit and hedging to cover the fluctuation risk of foreign exchange.
	The limit to fund capital expenditure.	Has a material adverse effect to the business, financial condition, operational performance, and business prospect.	Maintaining and improving the Company’s performance to obtain the trust from National or Global fund institution/source.
Legal and Compliance Risk	Penalty/fine by KPPU in relation to the price-fixing and the occurrence of class action.	Reducing Telkom’s revenue and has negative impact to the business, reputation, and profit.	Strengthening Legal Review towards corporate action plan or certain contract.
Regulation Risk	The change of Indonesian or International Regulation.	Has the impact to the business, financial condition, operational performance, and business prospect.	a.	Analysis on the impact of the regulation plan towards the industry in general and Telkom in particular.
			b.	Giving inputs so that the regulation that will be stipulated will give positive impact to the Company and industry.
Risk in relation to Fix and Mobile Telecommunication Business	Losing the cable phone customers and revenue from the service of cable phone voice call.	Has a material adverse effect on the result from operation, financial condition, and Telkom’s business prospect.	a.	Improving QoS – Quality of Service for cable phone customers.
			b.	Giving Value Added Service.
	Competition on the internet service (Fixed Broadband).	Has a negative impact on the business, financial condition operational performance and business prospect.	a.	Strengthening the perception and quality of IndiHome as New Digital Life Style.
			b.	Acceleration on the launching of the infrastructure for fixed broadband service.
	The competition on mobile service.	Has a negative impact on the business, financial condition operational performance and business prospect.	a.	Acceleration of the launch of the infrastructure for 4G service.
			b.	Improving QoS – Quality of Service.

RISK MANAGEMENT SYSTEM’S REVIEW ON THE EFFECTIVENESS

Throughout 2020, Telkom Risk Management System was implemented effectively. The current system can manage various Telkom business risks to support every policy and process in Telkom and its subsidiaries. Telkom uses a risk management information system as an infrastructure to support the effectiveness of risk management system, including:

1.	Generic Tools Enterprise Risk Management Online (ERM Online) which is used by all units to manage Risk Register.
2.	Specific Tools for certain risk management which are:
	a.	Fraud Management System (FRAMES) application is used as an early detection system for the possibility of Customer Fraud.
	b.	i-Library application managed by Service Operation Division and to be used to manage the documentation system of the Integrated Management System.
	c.	SMK 3 Online application managed by Security & Safety unit for Health and Safety documentation management.

In 2020, Telkom has conducted an evaluation process for evaluating the effectiveness of Risk Management Implementation, which are:

1.	One-on-one Evaluation/discussion with the business unit as necessary.
2.	Workshop for sharing the implementation and development of ERM with the subsidiaries as necessary.
3.	Audit Program on Risk Management implementation as necessary.
4.	Evaluation with Risk Committee, Compliance, and Revenue Assurance in Board of Directors level as necessary.
5.	Evaluation with Committee for Planning and Risk Evaluation and Monitoring (KEMPR) as necessary.
6.	Assessment Risk Maturity Level implementation of risk management by Consultants.

RISK MANAGEMENT UNIT’S ACTIVITIES

In 2020, Risk Management unit has carried out its duties and responsibilities in managing various Company’s risks. In more detail, the duties and responsibilities that have been carried out are as follows:

1.	Manage Enterprise Risk Management policies.
2.	Providing advisory risk management in the units and subsidiaries.
3.	Manage tools and applications for Risk Management information systems in unit and subsidiaries (ERM Tools).
4.	Conduct an assessment of Long Term Corporate Planning risks, Short Term Corporate Planning risks and Specific risks.
5.	Conduct an ICOFR risk assessment.
6.	Conduct a Business Process Fraud risk assessment.
7.	Conducting risk reviews of new business initiatives (Organic and Inorganic) and solving business problems.
8.	Provide advisory and support for the renewal of Telkom's Asset Insurance Policy.
9.	Coordinating the management and implementation of Business Continuity Management.

RISK MANAGEMENT UNIT’S EDUCATION AND TRAINING

In order to improve the competence and quality of the Risk Management unit, Telkom engages members of Risk Management unit in various education and training courses. Telkom also regularly conducts outreach and workshops in the Company environment, divisions and subsidiaries regarding risk management. The socialization and workshop aims to make all units within Telkom have the same understanding in the application of risk management.

The following table describes the risk management training activities throughout 2020.

Risk Management Training in 2020

ate
No.	Date	Name	Training Activities	Organization Instituiton
1.	November 4-7, 2020	Training and Certification of Certified Risk Management Association	Risk Management Certification	TAP Kapital Indonesia
2.	November 24-30, 2020	Training and Certification of Certified Risk Management Professional	Risk Management Certification	TAP Kapital Indonesia
3.	November 11-19, 2020	Training of ISO 22301:2019 Business Continuity Management	Risk Management Training	PT Sucofindo Prima Internasional

WHISTLEBLOWING SYSTEM

Since it was formed in 2006 up to 2020, Telkom has operate the violation reporting system, known as the Whistleblowing System (WBS). This mechanism allows all individuals within Telkom and third parties to report violations, fraud or other forms of ethical violations that occur at Telkom. All individuals at all levels of Telkom's staffing, including the Board of Directors, the Board of Commissioners and committee members under the Board of Commissioners, are entitled to take advantage of WBS.

Currently, WBS has been managed by Audit Committee through Resolution of the Board of Commissioners and ratified by Resolution of the Board of Directors. Every year, Telkom socializes WBS to employees so that the mechanism can be used properly and effectively.

DELIVERING A VIOLATION REPORT

Reports or complaints of violations can be submitted via website, e-mail, fax, or letter with address:

Audit Committee

PT Telkom Indonesia (Persero) Tbk

The Telkom Hub, Telkom Landmark Tower 40th Floor

Jl. Jend. Gatot Subroto Kav. 52, Jakarta, 12710

Email: whistleblower@telkom.co.id; ka301@telkom.co.id

Fax: +6221 5271800

Website: www.telkom.co.id

Complaints must meet the following conditions:

1.	It is submitted through the website, e-mail, fax or letter.
2.	Complaints submitted related to the issue on internal control, accounting, auditing, breach of regulation, allegation on the fraud and/or allegation of corruption, and the breach of code of ethics.
3.	The information that is reported must be supported with sufficient evidence and those are reliable to be used as the initial data to conduct further investigation.

PROTECTION TO THE COMPLAINANT

Telkom guarantees protection of the identity of the reporter who utilizes the WBS mechanism. This is based on the following internal policies:

1.

Resolution of the Board of Commissioners No. 08/KEP/DK/2016 dated June 8, 2016, regarding Policy Procedures for Complaints Handling (Whistleblower) of PT Telkom Indonesia (Persero) Tbk and Consolidated Subsidiaries.

2.	Directors Regulation No. P.6.618.00/r.00/HK200/COP-C0000000/2016 dated December 21, 2016.
3.

Resolution of the Board of Commissioners No. 01/KEP/DK/2018 regarding Standard Operating Procedure of the Whistleblower System at Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk and Consolidated Subsidiaries.

In following up on any complaints or reports, WBS Telkom mechanism promotes the confidentiality and presumption of innocence. The aim is to encourage safe reporting of violations without fear or concern for their safety.

THE COMPLAINT HANDLING

Telkom operates the mechanism of Whistleblowing System is responsibility of Audit Committee. Referring to the Regulation of OJK No.55/POJK.04/2015 and Sarbanes-Oxley Act 2002 Section 301 regarding Public Company Audit Committee. All complaint reports handled by Audit Committee cover the following topics:

1.	Accounting and auditing.
2.	Violation of regulation.
3.	Fraud and/or the allegation of corruption.
4.	Code of conduct.

To fulfill a responsibility and not slanderous complaint report against someone, Telkom determines certain complaint requirements. In order for reports to be immediately followed up, it is necessary to ensure the correctness and accuracy of the information supported by sufficient data. Some WBS complaints cannot be followed up due to inaccurate and unreliable data and information.

THE COMPLAINT HANDLING MECHANISM

The following is a diagram of Telkom's WBS complaint mechanism.

Investigation Process
Reporting and Follow-up
AUDIT COMMITTEE
PRESIDENT DIRECTOR
COMMITTEE PROCESS
SUBSIDIARY
HR
UBIS
Start
Approval to Follow-up
Appointment Process of Expert
Expert
Case Review
Subsidiaries?
No
Forming an Investigation Team
Need Experts?
Yes
No
The Investigation
Yes
Letter of the President Director to Subsidiary Cc.
1. Related President Director of Telkom
2. Audit Committee
3. Internal Audit Subsidiary
Subsidiary Discussion
FU?
Yes
Combined FU?
Yes
No
Response Letter
No
Material Evaluation
Archives
CC
FU?
No
Yes
FU Report
The Result of Investigation Report
KEKD?
No
FU Notes
Yes
FU Notes
Documentation
End
The Audit Report
Investigation by Subsidiary
KEKD Report
KEKD Subsidiary
Joint Team?
No
Yes
Joint KEKD
TPTA Report
Ubis FU
FU Report

Remarks:
KEKD: Komite Etika dan Kepatuhan & Disiplin

Remarks:

KEKD	Komite Etika dan Kepatuhan & Disiplin (Ethics and Compliance & Discipline Committee)

THE PARTY THAT MANAGES THE COMPLAINT

WBS mechanism at Telkom is managed by several parties which are Whistleblower Protection Officer (WPO), Audit Committee, and Investigation Committee with their respective duties and responsibilities.

Whistleblower Protection Officer (WPO) is a member of Audit Committee whose job is to handle complaints by doing the following:

1.	Receiving the complaint.
2.	Administering the complaint.
3.	Conducting the initial verification of whether the complaint is in line with the criteria.
4.	Monitoring the follow up of the complaint.

The Audit Committee through meetings determines decisions relating to:

1.	Approval to follow up or not to receive complaints.
2.	Approval whether the complaint is followed up to internal or external parties.
3.	Assessment whether the follow up of complaints is adequate or not.

Internal Auditors play a role in:

1.	Conducting the initial assessment of the complaint received by Audit Committee.
2.	Preparing initial assessment reports and submitting the reports to the President Director to be copied to Audit Committee.

The Investigation Committee has a role in:

1.	Conducting further investigation upon the complaint that has been initially assessed by Internal Auditor.
2.	Preparing reports on the result of further investigation and submitting the reports to the President Director to be copied to the Audit Committee.

THE RESULT OF COMPLAINT HANDLING

Throughout 2020, Telkom received 48 complaints through the WBS mechanism. From these total, 1 complaint was meet the requirement to be followed up in accordance with the WBS criteria and procedures and total of 47 complaints were service-related complaints. Service complaints have been forwarded to management through Internal Audit unit to be informed and followed up with the related work units.

Description		Total			Remarks
		2020	2019	2018
Total Complaint		48	44	24	Received complaints
Fulfill the requirements		1	5	5	Complaints proper to be followed up
Follow-up
1.	Exploring and further examining complaints in accordance with Company policies and procedures	1	5	5

THE POLICY OF REPORTING SHARE OWNERSHIP OF DIRECTORS AND COMMISSIONERS

Telkom complies with OJK Regulation No. 11/POJK.04/2017 regarding Report of Ownership or Any Change in Share Ownership of Public Companies by requiring each member of the Board of Directors and the Board of Commissioners of Telkom to periodically report any changes in share ownership directly or indirectly through the Board Manual of the Board of Directors and the Board of Commissioners that listed in the Joint Regulation of the Board Commissioners and Directors Number: 08/KEP DK/2020 and Number: PD.620.00/r.00/HK200/COP-M4000000/2020 regarding Guidelines for Work Procedure of the Board of Commissioners and Directors (Board Manual) of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk. In 2020 Financial Year Report, Telkom provides information about share ownership by members of the Board of Directors and the Board of Commissioners, as well as the changes, in the “Shareholder Composition” section.

EMPLOYEE STOCK OWNERSHIP PROGRAM

Telkom has a stock ownership program by employees and/or management, called Employee Stock Ownership Program (ESOP) and/or Management Stock Ownership Program (MSOP). This program was held at the time of Initial Public Offering (IPO) in 1995. Then Telkom implemented the program again share ownership in 2013.

Until the end of the reporting period, the program has not been carried out by Telkom. Therefore, throughout 2020 there is no updated information regarding the number and/or options, implementation period, eligible requirements and/or management, and implementation price displayed in this report.

Table of Telkom ESOP/MSOP as of December 31, 2020

No.	Date	Number of Employees	Number of Shares	Stock Value
1.	November 14, 1995	43,218	116,666,475 shares	Rp239 billion
2.	June 14, 2013	24,993	59,811,400 shares (equivalent to 299,057,000 shares after a stock split)	Rp661 billion

SIGNIFICANT LEGAL DISPUTES

In 2020, Telkom as a business entities faced 76 important cases consisting of 33 criminal law cases and 43 civil law cases. From all of those, total 43 cases are continuation from the previous year and 33 started in 2020. There are 65 unfinished cases as of December 2020 and the process will continue for the next year.

Recapitulation of Lawsuits Cases in 2018-2020

Legal Issues
Status	2020		2019		2018
	Criminal	Civil*	Criminal	Civil	Criminal	Civil
In process	29	36	26	44	14	38
Final and binding (inkracht)	4	7	3	8	22	27
Sub Total	33	43	29	52	36	65
Total	76		81		101

Remark:

* Combination of Civil and Non-Litigation Cases

Significant legal problems and faced by Telkom can be seen in the following table.

Telkom Significant Legal Disputes

Object of Dispute	Type of Court	Status of Dispute	Risk	Demand Value	Financial Implications
Telkom was appointed at DKI Jakarta High Court on suspicion of bad faith in terminating the transponder service to PT Citra Sari Makmur (PT CSM)	High Court and Supreme Court	Supreme Court of Republic of Indonesia has issued a Cassation Decision to reject the appeal from the Cassation Petitioner	None	Rp16 trillion	None

Throughout 2020, apart from the important cases faced by Telkom, there were no important civil or criminal cases faced by members of the Board of Commissioners and Directors of Telkom, both of those who were still serving and those who had ended their positions.

INFORMATION REGARDING ADMINISTRATIVE SANCTIONS

Throughout 2020 Financial Year period, there were several records relating to administrative sanctions imposed on Telkom, members of the Board of Commissioners and/or Directors by the Capital Market authorities and other authorities.

Administrative sanctions can be seen in the following table.

Administrative Sanctions in 2020

No.	Sanctioned Parties	Explanation of Administrative Sanctions	Sanctioning Authority	Financial Impact
1.	PT Telkom Indonesia (Persero) Tbk	Written Warning I for untimely submission of Response in regards to the explanation’s request sent by Indonesia Stock Exchange.	Indonesia Stock Exchange	None

INFORMATION ACCESS AND COMPANY‘S PUBLIC DATA

Telkom has tried to provide access to information and strives to establish a good relationships with stakeholders through various approaches and media. This is also carried out to comply with the provisions of Regulation of OJK No. 31/POJK.04/2015 regarding Transparency of Material Information and Facts by Issuers or Public Companies.

Up to the end of report period, Telkom has approached and organized the line of communication lines as follows:

.
1.	General Meeting of Shareholders (GMS)
Through the GMS, Telkom provides information related to Company performance to shareholders. In the GMS, Shareholders participated in decision making, especially for strategic matters.

.
2.	Media
Throughout 2020, Telkom made news releases and sent them to the mass media to disseminate Company information to stakeholders.

.
3.	Website

Telkom provides a website with a page www.telkom.co.id which is available in Indonesian and English. The latest information about Telkom can be accessed by stakeholders through the website, including regarding profiles, corporate governance, CSR programs, careers, and products from Telkom. Reports that can be accessed through this page including annual reports, financial reports, and other reports to stakeholders.

4.	Meeting with Analyst and Investor

Telkom always held meetings with analyst and investor. This meeting is held for Telkom to provide information on the Company's performance and prospects as well as providing the latest information on the telecommunications industry in general. In times of pandemic, meetings with analysts and investors are held online.

5.	Contact Via E-Mail

One of the corporate contact facilities listed on the Telkom website is in the form of e-mail contacts, which can be used by stakeholders to communicate with each other. Specifically, Telkom customers can use the e-mail address customercare@telkom.co.id, while the e-mail address Investor@telkom.co.id is intended for investors.

V
6.	Internal Media
Telkom has an Intra Telkom bulletin which is managed as a means of information, education, and outreach to all internal employees of the Company.

V
7.	Social Media

In line with the current digital era, Telkom uses a variety of social media to reach out to stakeholders and the wider community. This communication channel is also useful for communicating with young people who are very familiar with digital media and social media today.

Social Media	Twitter	Facebook	Instagram	Youtube
Account	@TelkomIndonesia	Telkom Indonesia	@telkomindonesia	Telkom Indonesia Official
Followers/Subscribers/Fans	135.227 Followers	450.221 Fans	445.764 Followers	13.467 Subscribers

CORPORATE CODE OF CONDUCT

CODE OF CONDUCT’S IMPLEMENTATION FOR BOARD OF DIRECTORS, BOARD OF COMMISSIONERS AND EMPLOYEES

The implementation of Telkom’s code of conduct has met the provisions of Circular Letter of Financial Service Authority No. 32/SEOJK.04/2015 regarding Governance Guidelines for Public Companies. In addition, the implementation of Telkom's code of conduct is also in accordance with the Sarbanes-Oxley Act (SOA) 2002 section 406. Telkom has a code of conduct which is stipulated in the Board of Directors Regulation No.PD.201.01/2014 regarding Business Ethics in the TelkomGroup Environment and Regulation of the Director of Human Capital Management No.PR.209.05/r.01/HK250/COP-A4000000/2020 regarding Employee Discipline.

This code of conduct applies to all levels of the organization including members of the Board of Directors, members of the Board of Commissioners, and the extend family of Telkom employees. Telkom’s code of conduct covers business ethics aimed at the external environment and employee work ethics aimed at Telkom’s internal. Business ethics for the external environment dealing with customers, suppliers, contractors, and other external parties. On the other hand, employee work ethics applies to fellow employees while working at TelkomGroup.

Furthermore, Telkom also has a Board Manual which contains the duties and responsibilities of the Board of Commissioners and Directors also regulates the code of conduct which must be followed by all members of the Board of Commissioners and Directors. The Board Manual which was approved through Joint Regulation of the Board of Commissioners and Directors No. 08/KEP/DK/2020 and No.PD.620.00/r.00/HK200/COP-M4000000/2020 dated June 18, 2020.

In addition to code of conduct, Telkom requires employees, Directors, and the Board of Commissioners to sign an Integrity Pact. The Integrity Pact contains the commitment of employees and Directors not to violate the integrity and established code of ethics which includes Resolution of the Board of Directors Number KD.36/HK290/COP-D0053000/2009.

CODE OF CONDUCT’S PRINCIPLES

The Telkom Code of Conduct, which applies, among others, regulates the main matters concerning:

hich is the system of values or norms that are used by all employees and leaders in the daily work.
1.	Employee Ethics
The system of values or norms that are used by all employees and leaders in the daily work.

2.	Business Ethics
The system of values or norms that are upheld by the Company as guidelines for the company, management, and its employees to interact with the surrounding business environment.

CODE OF CONDUCT’S SOCIALIZATION AND EFFORTS TO ENFORCE THEM

Violation of the code of conduct will potentially lead to sanctions determined after going through an investigation and various considerations. Telkom's code of conduct has set the provisions related to sanctions for each type of violation as follows:

No.	Main Ethics	Type of Violation		Penalty
1.	Employee Work Ethics	1.	Minor Abuse	Minor Disciplinary Punishment
		2.	Medium Violation	Medium Disciplinary Punishment
		3.	Severe Offense	Severe Disciplinary Punishment
2.	Business Ethics	1.	Insider Trading	Integrity Committee Decision
		2.	Conflict of Interest	Employee Discipline Committee Decision
		3.	Windows Dressing	Integrity Committee Decision
		4.	Gratifying	Employee Discipline Committee Decision

EFFORTS TO DISSEMINATION OF CODE OF CONDUCT

In order to socialize Telkom's Code of Conduct, routinely, Telkom management sends outreach materials related to code of conduct to employees which also covers topics on GCG, business ethics, integrity pacts, fraud, risk management, internal control (SOA), whistleblowing, prohibition of gratification, IT governance, information security, and other matters related to good and ethical corporate governance practices. Telkom is consistent in disseminating business ethics through various media, including e-learning.

In addition, another approach to socialized is through  the obligation to make a statement in the form of an integrity pact signed and compiled by all employees every year as long as they are employee of Telkom.

In 2020, efforts to disseminate Telkom’s code of conduct can be seen in the following table:

Table of Code of Conduct Socialization 2020

No.	Oncoming	Amount Reached
1.	E-learning	All employees
2.	Face to face (training, communication forum/workshop)	All employees
3.	Socialization material through the intranet portal	All employees

REPORT ON RESULTS OF APPLICATION OF CODE OF CONDUCT

Telkom recorded a total number of violations of the code of ethics in 2020 of 10 (ten) cases consisting of 22 (twenty two) perpetrators of violation. This total number is higher than the previous year of 2 (two) cases consisting of 18 (eighteen) perpetrators of violations. In general, the trend in the quality of the adoption of the code of ethics was need improvement throughout 2020 as seen from the number of cases that increase in 2020.

The following table provides data on the form of violations of the code of ethics, the number of violations and sanctions provided in 2020.

Results of Code of Conduct in 2020

No.	Forms of Code Violation	Number of Code Violations in 2020	Sanctions Given in 2020
1.	Misuse of goods/assets/money/position authority	6 cases	Disciplinary Punishment:
			Minor	: 2 Peoples
			Medium	: 5 Peoples
			Severe	: 8 Peoples
			On Progress	: 3 Peoples
2.	Absenteeism	2 cases	Dismissal	: 2 Peoples
3.	Criminal Case	2 cases	Scorsing	: 1 Person
			Dismissal	: 1 Person

CORPORATE CULTURE

CORE VALUES AKHLAK

In 2020, based on Circular of the Minister of SOE Number: SE 7/MBU/07/2020 dated July 1, 2020 regarding Core Values of Human Resources of State-Owned Enterprises, every State-Owned Enterprise (SOE) is obliged to implement the main values called AKHLAK. AKHLAK is defined as Trustworthy, Competent, Harmonious, Loyal, Adaptive, and Collaborative values that underlie the behavior of BUMN personnel.

In order to answer these directions and in line with Telkom's Corporate Strategy Scenario 2021-2025, which mandates the Company to Align Ways of Working Under Digital Age, TelkomGroup as one of the SOEs is committed to implementing Core Values AKHLAK. One form of TelkomGroup's commitment to implementing Core Values AKHLAK is by carrying out the pledge and commitment by all TelkomGroup Directors to carry out AKHLAK and become a role model for its implementation at the TelkomGroup Leadership Meeting on 23 July 2020. This pledge and commitment is also followed by all TelkomGroup employees. Furthermore, the Company also issued a Regulation of the Director of Human Capital Management regarding the implementation of Core Values AKHLAK in TelkomGroup.

EVALUATION OF COMPANY CULTURE

Telkom evaluates the company culture using AKHLAK Culture Health Index (ACHI) measurement to determine the level of effectiveness of the implementation of the company culture. The value is measured as a whole or specifically which leads to the internalization of Core Value AKHLAK. ACHI measurement carried out in 2020 is a measurement of the baseline value in the implementation of Core Value AKHLAK. Results of ACHI measurement as a baseline in 2020 are in the fairly healthy category.

COMPANY CULTURE ACTIVATION PROGRAM

In the Company culture activation program, both the TelkomGroup CEO and unit leaders act as role models who are the main movers in the program. In its implementation, the unit leader appoints a Culture Agent to ensure that the internalization of culture through the participation of all employees has gone well. The current number of Culture Agents is 1,977 people, consisting of 1,357 people from units in Telkom, and 620 people from subsidiaries. A Culture Agent must take part in the Culture Agent on Boarding program in order to have an understanding and knowledge of the same Company culture. Then the unit leader will be assisted by a Culture Agent to form a forum called the Cultural Activation Provocation Community (Kipas Budaya) for the implementation of cultural activation in each unit.

CALENDAR OF CULTURE ACTION

Every year, the Company sets a program theme for Company culture. The theme for 2020 is Culture to Commerce. This theme is in line and supporting Company's main program because Company culture activities must work in synergy with the Company’s goals.

This theme is a foundation to prepare the Company culture activities. With the Calendar of Culture Action (COCA) as a reference, it will be easier for each unit to compile and implement various cultural activation programs, because these activities are systematically arranged in the COCA every year. The culture activities that carried out must be able to instill AKHLAK values into daily behavior in order to improve the Company’s performance.

Throughout 2020, Telkom has built Core Value AKHLAK's culture, which includes how to work in the digital era through virtual training, namely:

1.	AKHLAK training specifically for TelkomGroup Top Leader, total 2 batch.
2.	AKHLAK training for Culture Agent and Culture Booster, total 4 batch.
3.	AKHLAK training for TelkomGroup employees, which attended by 8,876 employees, which also attended by 421 employees from 108 SOE.
4.	AKHLAK Training for Trainer for expert, total 1 batch.
5.	E-learning AKHLAK and Telkom CODES, which attended by 24,865 TelkomGroup employees.

BUILDING DIGITAL CULTURE

Telkom strives to continuously carry out digital transformation by updating Company culture program in order to encourage changes in mindset, behavior, capability and digital-oriented skill with AKHLAK benchmarks as the Company’s value system.

Telkom has a main program to develop the digital culture which is Hack Idea activity that has been started since 2017. Hack Idea is an innovation exchange platform between employees such as design sprints, design thinking, experiments, and collaboration. The initial series of activities through Talent Booster, which is a knowledge development and innovation capability through class room and e-learning learning methods followed by the innovation result assesment. For the innovation that qualified will enter the development stage under the guidance of experienced mentors and facilitated by the company in a program called Amoeba that has produced various products and development of internal digital-based business processes.

Telkom using various digital tools in Telkom's business processes such as corporate portal as daily application which includes e-office, e-budgeting, file sharing, collaboration (Diarium), career & succession management (Ingenium), learning & knowledge management (Cognitium), and others.

CORPORATE SOCIAL RESPONSIBILITY (CSR)

250	The Governance of Corporate Social Responsibility
255	Business Integrity, Human Rights and Fair Practices
261	Goods and Services Responsibility
266	Social Responsibility for Employment
274	Social Responsibility for Community Engagement and Development
279	Environmental Responsibility

THE GOVERNANCE OF CORPORATE SOCIAL RESPONSIBILITY

As a leading business in the Indonesian telecommunications industry, TelkomGroup also carries out social responsibility towards its stakeholders. With the paradigm of “Telkom ada untuk Indonesia, tumbuh dan berkembang bersama-sama masyarakat Indonesia,” which means "Telkom exists for Indonesia, grows and develops together with the Indonesian people," Telkom believes that increasing the welfare of stakeholders, including society, and environmental sustainability will also impact the sustainability of the Company. Therefore, TelkomGroup is committed to carrying out social responsibility by applying the principle of “profit-people-planet” (“3P”) or often referred to as “environmental, social, and governance” (“ESG”), as well as contributing to the Sustainable Development Goals (SDGs).

THE COMMITMENT AND POLICY OF CORPORATE SOCIAL RESPONSIBILITY

TelkomGroup's commitment to social responsibility is based on the principles of good corporate governance or GCG, as well as a company code of ethics that all Telkom and its subsidiaries employees must comply with. This commitment is also stated in various Telkom policies, one of them is the Board of Directors Regulation No.PD.701.00/1.00/PR/000/COP-A3000000/2014 dated 14 October 2014, regarding Management of Telkom Corporate Social Responsibility (Telkom CSR).

Furthermore, Telkom as a state-owned enterprise is also required to carry out the Partnership and Community Development Program (PKBL) following the resolution of the Ministry of State-Owned Enterprises (Ministry of SOE). This is stated in the last revision of the Ministry of State-Owned Enterprises’ Regulation of Indonesia Number PER-02/MBU/04/2020 regarding the Third Amendment to the Ministry of State-Owned Enterprises’ Regulation Number PER-09/MBU/07/2015 regarding Partnership Programs and Community Development Programs of State-Owned Enterprise. Under this regulation, TelkomGroup is obliged to carry out various programs to improve socio-economic, community welfare, and nature conservation.

Currently, the PKBL management policy refers to Regulation of the Board of Directors’ No.PD.702.00/r.01/PR000/CDCA1040000/2017 dated 19 December 2017 regarding the management of the Partnership Program and Community Development Program. Its implementation is technically regulated in the Regulation of the Director of Human Capital Management No.PR.702.01/r.01/PR000/CDC-A10400002018 dated 26 February 2018 regarding Guidelines for the Operational Implementation of the Partnership Program and Community Development Program.

The scope formulation of corporate social responsibility is currently being carried out by considering the context of TelkomGroup sustainability, related regulations, and international standards. The implementation of Telkom's corporate social responsibility (CSR) consists of the Partnership Program, the Community Development Program, and the CSR-PR Program. In practice, Telkom CSR has scope in various aspects related to its operational activities and considers the expectations and interests of stakeholders. Those aspects are respecting Human Rights, consumer issues, labor practices, environmental preservation, and community empowerment as well as fair practices, such as anti-corruption, business competition, and intellectual property rights (IPR).

Furthermore, with the issuance of Presidential Decree (Perpres) No. 59 Year 2017 regarding Implementing the Achievement of Sustainable Development Goals, Indonesia has determined the Sustainable Development Goals (SDGs) as a national development platform. Therefore, the implementation of TelkomGroup's social responsibility also aims in contributing to Sustainable Development Goals (SDGs). The SDGs' aspects are health and welfare, high-quality education, gender equality, use of clean energy, good employment, and economic growth, infrastructure development especially digital telecommunications, and sustainable urban settlements.

Other regulations that form the basis of TelkomGroup's social responsibility are OJK Regulation No.51/POJK.03/2017 regarding the Implementation of Sustainable Finance for Financial Service Institutions, Issuers, and Public Companies. As a company listed on the Indonesia Stock Exchange, Telkom is obliged to comply with this regulation and make POJK No.51/2017 as one of the foundations for corporate social responsibility.

In implementing social responsibility, TelkomGroup respects and considers the expectations of stakeholders. Telkom's stakeholders are customers, employees, shareholders and investors, the Government of Indonesia, partners, creditors, community, and the mass media. TelkomGroup has various mechanisms and approaches for engaging the parties, such as customers, investors, and the Government, as well as employees. By using social media and other digital technologies, Telkom accommodates their aspirations as a consideration the social responsibility implementation.

Furthermore, in the social responsibility implementation, TelkomGroup complies with applicable laws and is consistent with international norms of behavior. One of them is that the TelkomGroup respects human rights in conducting its business following the international human rights conventions and the Human Rights Law. In the employment aspect, TelkomGroup strives to meet work health and safety following the international standards and best practices in telecommunications industry.

Throughout 2020, Telkom strived to encourage socially responsible behavior in all parts of the organization, including the units, functions and divisions of the parent company and subsidiaries. It was achieved based on the socialization of the Company code of ethics and the development of corporate culture to all TelkomGroup personnel.

The organization and its arrangement of Telkom CSR initiatives is based on industry needs and characteristics. Nowadays, Telkom CSR consists of the Partnership Program, the Community Development Program, and the CSR-PR Program. The Partnership Program and Community Development Program (PKBL) are under the authority of the Community Development Center (CDC) unit. Then, the Sub Department of Corporate Communication program is authorized to manage the CSR-PR Program.

In terms of financing, Telkom's social responsibility budget comes from operating expenses recorded as the CSR budget according to the Board of Directors’ Regulation No.PD.701.00/2014 dated October 14, 2014. The total budgeted and realized funds for 2020 show in the following table.

Unit	Budget (Rp billion)	Realization (Rp billion)
Sub Department Corporate Communication	50.76	23.69
Community Development Center (CDC)	348.94	346.39

The budget increased compared to 2019 of Rp49.5 billion for the Corporate Communication Sub Department, and it decreased from 2019 for CDC of Rp368.70 billion. Regarding the handling of COVID-19, Telkom disbursed funds of Rp5.21 billion under the Corporate Communication Sub-Department Unit and Rp35.7 billion under the CDC Unit, which mostly use for PPE, medicines, medical device assistance, Social Security Networks, Iftar Ramadhan Package, Orphans & Santri Donation Package, and COVID-19 pandemic response activities.

THE FORMULATION OF CORPORATE SOCIAL RESPONSIBILITY

Telkom formulates the social responsibility and community development programs to fulfill its principles and perform them through internal discussions involving the CDC Unit and the Corporate Communication Sub-Department. In line with the identification of primary social, economic, and environmental issues, Telkom has also identified significant stakeholders affected or influencing the Company's operations.

The identification and formulation of corporate social responsibility and significant stakeholders are approached by defining the priority impacts directly and indirectly on the Company's core activities. Telkom also regularly reviews all regulations, including regulations related to social responsibility issues.

By referring to international standards, such as the Global Reporting Initiative (GRI), the Sustainability Accounting Standard Board (SASB), ISO 26000 Guidance for Social Responsibility, and Sustainable Development Goals (SDGs), the formulation mechanism for important social responsibility issues is carried out with internal analysis and discussion related to the sustainability context of the Company and its stakeholders. Telkom also formulates various potential risks from corporate social responsibility failure. In addition, Telkom also formulates stakeholder expectations of the Company’s social role.

THE PLANNING OF CORPORATE SOCIAL RESPONSIBILITY

Telkom's CSR strategy and planning refer to the previous formulation results of Telkom's social responsibility. Telkom currently has social responsibility initiatives that serve as guidelines to reduce the negative impact of various decisions and activities of the Company. Telkom shows its commitment to creating advantages for the Company, stakeholders, and sustainable development in this CSR or strategic SR initiative. For preparing Telkom's CSR strategy, stakeholder engagement, and analysis of the TelkomGroup sustainability context, including referring to international regulations and standards, to be the fundamental mechanisms and approaches in formulating CSR initiatives or strategies.

The following is the framework of social responsibility initiatives for Telkom and its subsidiaries.

TelkomGroup’s Social Responsibility Initiatives

The Mechanisms and Approaches	Topic and Initiative	Engagement of the Main Stakeholders	Direct and Indirect Major Impacts
Company’s Vision and Mission International Standard Regulation	Sustainable in Business and Use of Technology ● Environmental footprint & energy ● Managing systemic risks ● Product end of life and e-waste management	Strategic and comprehensive engagement of the main stakeholders: ● Customers ● Employees ● Shareholders and investors ● The Government of Republic of Indonesia ● Partners ● Creditor ● Community ● Mass media

The use of technology hardware and infrastructure would impact the environment and the carbon footprint of greenhouse gases. Besides, the no longer used hardware and infrastructure would be possible to become waste that damages the environment. Therefore, Telkom needs to manage this impact.

	Protection of Data & Information ● Data privacy & data security		Data and information protection is an essential aspect of the digital telecommunications industry, especially in maintaining the trust of the parties of TelkomGroup.
	Engagement with Customer ● Customer satisfaction & loyalty		Customers' engagements need to be organized by Telkom to ensure their satisfaction and loyalty. Thus, Telkom will maintain the stability of its market share and revenue.
	Employee Digital Professionalism & Development ● Training & education ● Occupational health & safety ● Business process digitization		The development of professional human resources based on digitalization is one of the significant aspects of TelkomGroup's sustainability in the transformation to be a world-class digital telco.
Digital Economy & Social Value ● Economic impact ● Social impact

Community socioeconomic empowerment, especially in the digital economy, is an essential aspect for TelkomGroup to ensure its sustainability. TelkomGroup is looked forward to having a role in stimulating the development and growth of the digital economy.

THE IMPLEMENTATION OF CORPORATE SOCIAL RESPONSIBILITY

There are several functions in Telkom that currently play a role as work organizations that manage the coordination of CSR implementation. The Community Development Center (CDC) Unit manages the Partnership Program and Community Development Program (PKBL), while the Corporate Communication Program Sub Department is authorized manage the CSR-PR Program.

Furthermore, the engagement and involvement of relevant stakeholders in the Company's CSR initiatives are achieved strategically and comprehensively. One of them is Telkom involving customers in determining the level of customer satisfaction through a survey mechanism. Then, employee involvement is also performed to develop and implement social responsibility in the employment sector, such as work health and safety, and the Collective Labor Agreement (PKB) drafting. The community as a stakeholder is also involved in the planning and implementation of community empowerment programs, both through community development programs and other programs.

The Commitments of TelkomGroup’s Corporate Social Responsibility
1.	Commitment for Customers
	a.	Provide clear and understandable information about the customers' rights and obligations before the contract/subscription signing of both parties.
	b.	Deliver customer rights in providing services as agreed in the Service Level Guarantee (SLG).
	c.	Provide and manage customer contact media to make it easier for customers to submit complaints, feedback, and find information about products/services.
2.	Commitment for Partners
a.

Provide increased skills, competencies, and training on products/services, service procedures, and service ethics to agents, resellers, installers, and setters to provide product and service knowledge to improve service to customers.

b.

The procuring process of goods and services is a fair, transparent, and accountable manner by involving prospective suppliers/partners who have a good reputation, following applicable laws and regulations and the principles of GCG.

	c.	Obliged to select and evaluate work partners objectively.
3.	Commitment for Competitors
	a.	Efforts to obtain information about competitors' businesses are conducted lawfully and obtained from legitimate sources.
	b.	It is prohibited to obtain competitor information by illegal and unethical means, including but not limited to espionage, wiretapping, and/or theft.
4.	Commitment for Social Community
	a.	Build and maintain a compatible and harmonious relationship, and provide advantages to the community nearby.
	b.	Encourage the emergence of the sense of belonging to the community towards the Company aiming the community would take care of the Company.
	c.	Minimize the impact on the environment, including but not limited to cable lines excavation and frequency use.
5.	Commitment for Employees
	a.	Avoid discrimination practices of employees through:
• Respect the human rights and the rights and obligations of employees following the cooperation agreement.
• Provide equal opportunities regardless of age, group, ethnicity, nation and religion, alma mater, and gender.
• Respect religious freedom.
• Provide equal and fair treatment in terms of employment, benefits, and other compensation.
	b.	Maintain a healthy, secure, safe and comfortable work environment through:
• Provide health insurance for employees and their families.
• Provide appropriate fees and pension guarantees according to the Company's ability.
• Fulfilling the aspirations of employees through employee unions and making them partners in building business.
• Provide a comfortable work environment.

BUSINESS INTEGRITY, HUMAN RIGHTS, AND FAIR PRACTICES

TelkomGroup strives to maintain integrity based on respect for human rights and fair business practices in its operation. Its realization includes the aspect scopes of anti-corruption, fair competition, intellectual property rights, political involvement, and compliance with laws and regulations.

THE COMMITMENT AND POLICY OF CORPORATE SOCIAL RESPONSIBILITY FOR HUMAN RIGHTS AND FAIR PRACTICES

TelkomGroup carries out its business activities by respecting human rights under international norms and applicable legal regulations. Human rights aspects related to TelkomGroup business include fundamental rights at work, social and economic rights of the community, and serving of consumer rights. The implementation is through various policies and procedures which integrate into TelkomGroup's business operations.

The commitment to business integrity practices as stated in the Regulation of the Board of Directors No. PD.201.01/r.00/PS150/COP-B0400000/2014 dated May 6, 2014, regarding Business Ethics within the TelkomGroup. The policy covers various aspects includes TelkomGroup's commitment to avoid discrimination practices of the employees, by providing the opportunity to occupy the same position regardless of group, age, ethnicity, nationality, religion, and gender. TelkomGroup is also committed to maintaining a healthy, safe, and comfortable working environment; and ensuring the employees' human rights as a citizen for gathering, associating, organizing, and delivering political aspirations with the definite boundaries.

In line with that, the form of TelkomGroup integrity manifests in the implementation of anti-corruption. This commitment indicates in the Resolution of the Board of Directors Number KD.43/HK290/COP-D0031000/2008 dated 2 December 2008 regarding Anti-Fraud Policy in Telkom, which has been approved and signed by the Board of Directors since December 2, 2008. TelkomGroup also shows its commitment by obtaining the ISO 37001: 2016 certificate regarding anti-bribery management systems in August 2020.

Various Company regulations support TelkomGroup's seriousness in enforcing anti-corruption, such as:

•	Resolution of the Board of Directors Number KD.43/HK290/COP-D0031000/2008 dated December 2, 2008 regarding Anti-Fraud Policy in Telkom.
•	Resolution of the Board of Directors Number KD.36/HK290/COP-D0053000/2009 dated November 20, 2009, regarding Integrity Pact.
•	Regulation of the Board of Directors Number PD.201.01/r.00/PS150/COP-B0400000/2014 dated May 6, 2014, regarding Business Ethics within TelkomGroup.
•	Regulation of Director of Human Capital Management Number PR.209.04/r.00/PS000/COP-A4000000/2016 dated July 26, 2016, regarding Gratuity Control.
•	Regulation of Director of Human Capital Management Number PR..209.05/r.01/HK.250/COP-A4000000/2020 regarding Employee Disciplinary

Furthermore, TelkomGroup maintains its business integrity by committing itself to be free from conflicts of interest and not politically influenced, both on a local and national scale. TelkomGroup commits to not being involved in any lobbying and political contributions and carried away into the politics in Indonesia. TelkomGroup strictly prohibits all dispositions of activities related to political activities or lobbying carried out by the Company and Telkom's personnel.

TelkomGroup prohibits employees from participating in campaigns or executing election campaigns. It is under the Regulation of Director of Human Capital Management Number PR.209/01/r,00/HK200/COP-B0200000/2013 dated 30 August 2008 regarding Telkom employees who are Members of Political Parties, Candidates for State Officials, Candidates for Members of the Regional Representative Council, or Candidates for Members of the House of Representatives. Besides, Telkom has never made any other contributions or assistance, including the use of its facilities and infrastructure for election activities.

TelkomGroup's business practices should operate within the applicable legal framework and regulations, to maintain its integrity and increase the trust of stakeholders. One of the significant regulations to be obeyed by TelkomGroup is Law No. 5/1999 regarding the Prohibition of Monopolistic Practices and Unfair Business Competition ("Business Competition Law"). Another regulation that TelkomGroup adheres is Law Number 28 of 2004 regarding Copyright, to consider the intellectual property rights over technology and innovations on its operations. With these various efforts, TelkomGroup strives to ensure its business practices integrity in the 2020 reporting period.

THE FORMULATION OF CORPORATE SOCIAL RESPONSIBILITY FOR HUMAN RIGHTS AND FAIR PRACTICES

Telkom formulates corporate social responsibility for human rights aspects and fair operating practices. The formulation considers social, economic, and environmental impacts and issues. Due diligence on corporate social responsibility regarding human rights and fair operations in the TelkomGroup value chain is not carried out specifically but is integrated into various activities and operating procedures.

One of them is the implementation of a procurement process based on digitization to prevent incidents of corruption. Then, another one is the evaluation process on various technologies used by TelkomGroup to ensure there are no violations of IPR. TelkomGroup also has procedures that encourage partners to have fair labor practices.

Furthermore, in recognizing and formulating social responsibility and significant corporate stakeholders for fair operations, Telkom's approach is to identify the direct or indirect significant impacts of Company activities and decisions. The identifications are related to corruption, human rights violations, violations of intellectual property rights, and monopolistic acts. Telkom also regularly reviews all regulations for fair operational issues.

The following table is the significant issues and brief descriptions of social responsibility in fair operations which relevant to the Company's business.

Description of Significant Issues, Risks, and Stakeholder Expectations of Fair Operations in Social Responsibility

No.	Aspect	Significant Issue	Risk	Stakeholder Expectation
1.	Human Rights	Potential human rights violations by TelkomGroup or partners, in the scope of employment or related to society	Workforce or community demands, which lead to lawsuits or disruption of operations	Basic rights at work as well as social and economic rights of the community are fulfilled
2.	Anti Corruption	Potential for fraud or gratification in the procurement and licensing process	The legal lawsuit that leads to the criminal indictment, and loss of public trust	TelkomGroup is free from incidents of corruption
3.	Business Competition	The bundling of TelkomGroup products and services may be indicated as violating business competition regulations	Fines or demands from the Business Competition Commission	Fair business competition practices
4.	Intellectual Property Rights	Alleged business competition violations in the case of Interconnection, IP Transit, and Netflix blocking.	Lawsuits and fines if proven to violate IPR	Appreciation for IPR, both for internal and external innovations
5.	Political Involvement	The independence of TelkomGroup needs to be protected from political interests that want to benefit from certain parties	Conflicts of interest that would have an impact on financial losses	Not involved in politics, free from political influence and conflicts of interest
6.	Compliance with Laws and Regulations	Strict and dynamic regulations in the telecommunications industry, such as in frequency use, technology import duties, and other aspects	The legal lawsuit that leads to the criminal indictment, and loss of public trust	Compliance with laws and regulations

THE PLANNING OF CORPORATE SOCIAL RESPONSIBILITY FOR HUMAN RIGHTS AND FAIR PRACTICES OPERATION

Social responsibility planning and fair operating practices aim to reduce the negative impact on its decisions and activities in its value chain. Besides, planning social responsibility initiatives also create benefits and fair operations for stakeholders and the Company, including to increase work productivity.

In the planning process, TelkomGroup involves stakeholders, such as employees and labor unions in the law and regulation boundaries. TelkomGroup also encourages equitable operations in the Company's value chain, such as partners. TelkomGroup takes advantage of its influence to carry out business practices with integrity, including respect for human rights and fair business practices. One of them is the employment and work health and safety that should be considered by work partners.

In particular, TelkomGroup has mechanisms and procedures for dealing with conflicts of fair operations. The WBS is one of the mechanisms and procedures for reporting and resolving complaints about ethics code violations, including complaints regarding human rights and fair operating practices. If there are complaints related to products and services, consumers can provide input to management by email of customercare@telkom.co.id

Following the Directors Regulation Number PD.701.00/r.00/PR000/COP-A3000000/2014 dated 14 October 2014 regarding Management of Telkom Corporate Social Responsibility, Telkom's CSR budget, including those related to human rights and fair operating practices, originates from operating expenses recorded as the CSR budget. The total budgeted and realized funds for 2020 have been disclosed and can be seen in The Governance of Corporate Social Responsibility in this Annual Report.

The activity plan and targets for 2020 includes:

1.	Telkom Tanggap COVID-19 or Telkom Responds COVID-19, the channel target of 30% of the available allocation is Rp37.5 billion.
2.	Internet Untuk Pendidikan or Internet for Education, targeted 7 location points nationally.
3.	Sociodigipreneurship Incubation for students and university students, targeted participants of 3000 crowd talent.

THE IMPLEMENTATION OF CORPORATE SOCIAL RESPONSIBILITY FOR HUMAN RIGHTS AND FAIR PRACTICES OPERATION

Telkom highly appreciates Human Rights that manifest in the basic rights at work. Telkom supports the SEKAR (Employee Union) in its implementation as an organizational forum representing employees for collective negotiations with management, resulted in Collective Labor Agreement or Perjanjian Kerja Bersama (PKB) valid for 2 years and will end on 20 September 2021. TelkomGroup's support for labor unions impacts the good relations between the Company and employees, so that there are not any lawsuit related to the industrial relations throughout 2020.

Fulfillment of human rights in the TelkomGroup work environment throughout 2020 has gone well. The Company carried out activities and budgets related to human rights, including freedom of association and gathering, working hours, underage workers. All parties participate in these activities, including the Board of Directors, Managers, and employees.

Furthermore, for intellectual property rights (IPR), during 2020 Telkom registered 26 IPR which consists of trademarks and copyrights to the Directorate General of Intellectual Property, Ministry of Law and Human Rights of the Republic of Indonesia. It aims to protect and reward the creativity of research as well as product and service development. Registered intellectual property rights in 2020 include:

•	Trademarks and services for the Company's goods and services, company logos and names, as well as Company goods and service product logos;
•	Copyrights for computer programs, research, papers, and books.

Based on the Directors Regulation Number PD.605.00/r.00/HK000/COO-D0030000/2011 dated 11 July 2011 regarding Management of Intellectual Property and Intellectual Property Rights, to commercialize intellectual property rights owned by the Company with other parties (co-owner), the transfer of IPR ownership should be done under the permission of the other owner (co-owner) or with the approval of the other owner (co-owner) and/or with the knowledge of the related parties.

In terms of implementing anti-corruption efforts, Telkom implements a procurement and partnership process using an e-auction system application in the implementation under the Regulation of Director of Finance Number PR.301.08/r.03/HK240/COP-A00110000/2020 dated 19 August 2020 regarding Procurement Implementation Guidelines. It aims to minimize physical contact with suppliers so that the tender would be fair and transparent because the process is using computer-based technology.

Telkom selects suppliers through three main stages, such as registration, selection, then continued to the determination of the Eligible Bidder. Supplier Registration, namely suppliers registering online through the Supply Management and Logistic Enhancement (SMILE) application. Supplier selection is a supplier assessment process according to business classifications and several other criteria that result in ranking and short-list. The last process is the Eligible Bidder, the entitled suppliers will be involved in the procurement process. The advantages obtained from this electronic process include the fast tender process, the suitable prospective tender participants with the requirements,  the fairness of price, and transparency.

In the selection process, each prospective supplier or contractor must be committed to the rules of labor/human rights, as well as work health and safety. Also, Telkom evaluates supplier performance in providing support to Telkom to achieve the Company's vision and mission. With this process, it is expected that Telkom and its suppliers' relationship will be better, more sustainable, and bring optimal benefits to the Company.

Telkom's commitment to anti-corruption and fraud against external parties, such as vendors or partners, is stated in the Regulation of Director of Finance Number PR.301.08/r.03/HK240/COP-A00110000/2020 dated 19 August 2020 regarding Guidelines for Procurement Implementation. In the implementation, we ask each vendor or partner to sign an integrity pact that states that they will not practice corruption, collusion, nepotism, price collusion, and conflicts of interest.

Telkom's commitment to preventing corruption is also indicated in Telkom's initiative to become the Kolaborasi Tunas Integritas and the Rembug Integritas Nasional (RIN) member. It was initiated by the Tunas Integritas and Organizer of the Pengendali Kepatuhan dan Gratifikasi Kementrian Lembaga Organisasi dan Perusahaan (KLOP). Its activities include being an active member in several events, being a resource person, panel discussions, and benchmarking objects for KLOP and the National Private Sector in the Business Ethics and Integrity development.

Telkom has reviewed and evaluated various mechanisms, initiatives, and internal policies related to anti-corruption as a corrective measure. Since 2020, Telkom has placed 1 (one) its employees to participate in the Integrity Building Expert Certification (API LSP KPK BNSP) and obtaining an Expert Integrity Building Certificate from the KPK LSP in the Integrity Builder Expert Certification event held by LSP KPK-BNSP.

Telkom involves the Board of Directors, management, and employees in its implementation. The Board of Directors reviews and enhances the credibility of social responsibility initiatives. Through the sustainability report, the Board of Directors oversees the social responsibility performance and approves the sustainability report.

Following the Law No.5 of 1999 regarding the Prohibition of Monopolistic Practices and Unfair Business Competition (Anti-Monopoly Law), an agency was formed, the Business Competition Supervisory Committee or Komite Pengawas Persaingan Usaha (KPPU) which functions as an anti-monopoly supervisor in Indonesia. This committee has the authority to apply the Anti-Monopoly Law. The Anti-Monopoly Law and Government Regulation No.57/2010 dated 20 July 2010 regarding Merger or Consolidation of Business Entities and Acquisition of Company Shares Resulted in Monopolistic Practices and Unfair Business Engagement.

Telkom upholds these laws and regulations. Telkom always implements business practices that support healthy competition and respect the role of KPPU. Telkom is also consistently practicing business that prioritizes healthy competition for service excellence, product completeness, and supporting infrastructure as well as operational efficiency. In 2020, there were 3 cases of business competition.

Netflix Blocking

The status of KPPU's examination of Netflix blocking activities by Telkom and Telkomsel has increased from Investigation to Advanced Investigation, with allegations of the discriminatory practices of PT Telkom Indonesia (Persero) Tbk and PT Telekomunikasi Seluler against Netflix, regarding the Provision of Internet Provider Access Services.

KPPU has submitted a Report on Alleged Violation on September 24, 2020, which Telkom and Telkomsel then respond to by submitting a Response to the Report on Alleged Violation on October 15, 2020. The KPPU submitted a Resolution of the KPPU Assembly, dated November 3, 2020, regarding examination, with an audit schedule. First continuation was on December 10, 2020. The examination carried out with the last agenda of Submission of Conclusions from Investigators, Telkom, and Telkomsel on March 18th, 2021.

IP Transit

In August 2020, we also received a summons for investigation as the Reported Party from the KPPU in connection with the investigation Number 07-164/DH/KPPU.LID.L /II/2020, regarding the alleged Monopolistic Practices of IP Transit Services by Telkom. In August 2020, we provided information on the investigation as requested by KPPU. After the provision of the information, no further summons has been sent to Telkom.

Interconnection

In June 2020, we also received a summons from the KPPU in connection with investigation Number 48/DH /KPPU.LID.I/XI/2020, regarding the alleged violation of the Anti-Monopoly Law. In this regard, Telkom has submitted a postponement letter, but there has been no follow-up or call back from KPPU.

GOODS AND SERVICES RESPONSIBILITY

THE COMMITMENT AND POLICY OF CORPORATE SOCIAL RESPONSIBILITY FOR CUSTOMERS

TelkomGroup understands the importance of maintaining customer satisfaction and loyalty for the sustainability of the Company. Therefore, TelkomGroup has business ethics and policies governing the responsibility for goods and services delivered to customers. This commitment stated in the Resolution of the Board of Directors Number PD.201.01/r.00/PS150/COP-B0400000/2014 dated May 6, 2014, regarding Business Ethics in the TelkomGroup.

Several TelkomGroup approaches in ensuring customer satisfaction and loyalty are:

1.	Provide clear and understandable information of the customers' rights and obligations before the contract/subscription contract is signed by both parties
2.	Fulfill the customers' rights in providing the services stated in the Service Level Guarantee (SLG)
3.

Provide and manage customer contact media (complaint counters, phones, emails, and other media) to be more convenient for customers to submit complaints, feedback, and find information about products/services.

THE FORMULATION OF CORPORATE SOCIAL RESPONSIBILITY FOR CUSTOMERS

In formulating corporate social responsibility for customers, Telkom has conducted due diligence that carried out internally on corporate social responsibility in the consumer sector. It is carried out in discussions with related functions or departments and involving independent consultants.

Telkom also has the Telkom Integrated Quality Assurance (TIQA) program as a method and approach to identify and formulate social responsibility and major corporate stakeholders. Through TIQA, Telkom has identified significant direct or indirect impacts of the Company's activities and decisions on consumers. TIQA also aims to ensure that the offered products and services do not harm customers as their health and safety risks. With this program, Telkom strives to ensure that the created products and the provided services do not give any negative impacts on consumers.

Besides, Telkom reviews regulations related to consumer issues, such as Law No.8 of 1999 regarding Consumer Protection. The important CSR issues in the consumer and the relevant Company's business are related to customer satisfaction and loyalty, experience, complaints, and data protection and confidentiality. Issues related to customer health and safety have low relevance in the TelkomGroup business context.

The formulation of corporate social responsibility for customers also considers the consumer risks, both risks to companies and stakeholders. Customer dissatisfaction can hurt the Company's reputation and then could put its economic performance at risk. In line with that, TelkomGroup is also aware of stakeholder expectations regarding the Company's role in handling consumer issues, including listening and resolving complaints, developing innovative and quality products and services.

The implementation of social responsibility activities in the consumer sector could provide mutual benefits for stakeholders, TelkomGroup and shareholders.  Customers would get the advantage of digital telecommunication products and services effectively and efficiently in their daily socio-economic activities with the Company's high-quality products and services. It also supports the sustainable development goals as stipulated in Government Regulation No. 59 of 2017, specifically for providing the telecommunications infrastructure by TelkomGroup that also considers the middle and lower economic groups.

THE PLANNING OF CORPORATE SOCIAL RESPONSIBILITY FOR CUSTOMERS

To maintain the quality of service to customers, TelkomGroup renews the TelkomGroup Customer Experience (CX) management guideline regulation No. PR.169/r.00/HK200/COP-J0000000/2020 valid since December 23, 2020. It is an in-depth guide as a follow-up to the Company Regulation on TelkomGroup Digital Business Management that guides Customer Experience management in TelkomGroup to support the Company's vision and mission achievement.

TelkomGroup has planned several programs during 2020 related to corporate social responsibility for costumers, including:

●

Promoting digital society empowerment, namely encouraging the digital community’s empowerment through pioneering digitalization of Indonesian talent education, digitizing the community life aspects through organizing sociodigipreneurship incubation programs for students and university students, deploying internet access infrastructure for education, and improving the quality of education in teacher training activities in the field of ICT (Indonesia Digital Learning).

●

Knitting SME digitalization development, namely realizing the digitalization synergy of Micro and Small Enterprises (MSEs) through the digital platform development for MSEs, commercialization of MSE products in the marketplace, and building MSEs capacity by providing training, mentoring, certification assistance, and participating in local to international exhibitions.

The TelkomGroup social responsibility program plan is essentially trying to reduce the negative impact on consumers and create mutual benefits for stakeholders and the Company. TelkomGroup currently has mechanisms and procedures for customer satisfaction, complaints, and/or conflicts.

In its implementation, TelkomGroup ensures the involvement of stakeholders in various CSR initiatives in the consumer sector. It implemented with annual customer gatherings and satisfaction surveys. Furthermore, TelkomGroup also uses its influence in protecting consumers, such as encouraging suppliers and other partners to prioritize customer satisfaction in their business activities.

Telkom's CSR budget comes from operating expenses recorded as CSR budget following the Board of Directors Regulation No. PD.701.00/2014 dated October 14, 2014. In 2020, the Company costs incurred related to CSR initiatives for consumers were Rp397.14 billion, decreased 5.03% compared to Rp418.20 billion than the previous year.

THE IMPLEMENTATION OF CORPORATE SOCIAL RESPONSIBILITY FOR CUSTOMERS

Following the management guidelines of TelkomGroup Customer Experience (CX) No. PR.169/r.00/HK200/COP-J0000000/2020 as stated in Article 5, Customer Experience is significant in operating the Company's management. It is related to the provider service companies that interact directly or indirectly with customers in particular. The Customer Experience provides feedback on the Company's four main elements such as strategy, service development, customer relationship management, and operation management.

At Telkom, the Board of Directors, management, and employees' engagements in CSR activities for consumers accomplished comprehensively. It is necessary so that all Telkom employees can contribute to customer satisfaction and loyalty according to their respective duties and functions. Customer service programs to customer dispute resolutions involve the management and employees. The Board of Directors is monitoring and evaluating the CSR performance for consumers, including evaluating sustainability reports.

In implementing CSR programs for consumers, Telkom ensures the engagement and/or involvement of relevant stakeholders in the Company's CSR initiatives, especially the customers. One of them is through a customer satisfaction survey. Other activities carried out include customer gatherings and consumer complaint channels.

Telkom understands the demand for accurate and updated information regarding the consumers' desire for Telkom and its subsidiaries products and services in the digital telecommunications industry. Therefore, TelkomGroup provides information on various products and services on the following media:

1.	Mobile starter pack package
2.	Website
3.	Promotional activities
4.	Intensive marketing communication

Furthermore, Telkom realizes the importance of the Company's position in serving the public as consumers. Therefore, the consumer complaint mechanism or procedure can be used if there is dissatisfaction or conflict with consumers.

If there are complaints related to products and services, consumers can provide suggestion to management with the following media:

•	Apps: myIndiHome.
•	Social Media: @IndiHome (Twitter), @IndiHome (Instagram), IndiHome (Facebook).
•	Complaint via web chat at www.indihome.co.id.
•	E-mail: customercare@telkom.co.id
•	Call Center: 147
•	Plasa Telkom.

For the cellular customers in particular, Telkom provides “Caroline” call center, which is an abbreviation for Customer Care Online. The contact numbers of Caroline are as follows:

•	188 (24 hours, paid) for postpaid and prepaid subscriber.
•	0807-1811811 (PSTN local rate tariff) for national scale.

Moreover, the corporate customer complaints may be submitted through:

•	0800-1-835566 and e-mail tele-am@telkom.co.id and social media @Smart_Bisnis (Twitter) and Smartbisnis (Facebook) for SMB customers.
•	08001 Telkom or 08001035566 and e-mail: c4@telkom.co.id, and social media @TelkomSolution (Twitter) and TelkomSolutionID (Facebook) for corporate customers and Government Institutions.

PROGRAMS AND ACHIEVEMENTS OF CORPORATE SOCIAL RESPONSIBILITY FOR CUSTOMERS

Following the issuance of TelkomGroup Customer Experience (CX) management guidelines, five main pillars must implement for Customer Experience transformation, namely 1) CX Vision, "To be the one of the most Customer-Centric companies in Indonesia"; 2) CX Metrics in the form of NPS (Net Promoter Score); 3) CX Action, a process of identifying customer pain-points and root causes to be followed up in the form of short-term (fix the basic) and long-term (create the WOW) actions; 4) CX Enhancement which includes 3 aspects of improvement, namely People, Process and System/Tools; and 5) CX Organization as pillar basic consisting of 3 elements, namely organization, culture, and mindset, as well as communication for both internal and external companies. The Customer Experience Transformation framework was established to help facilitate feedback between the Company and customers. Some of these policies are by the Company to create maximum interaction between customers and Telkom.

Description of the achievements of the consumer CSR initiative:

1.	There is information on various achievements of CSR initiatives of community involvement and development.
2.	The outcomes provide an overview of the benefits to stakeholders.
3.	The outcomes provide a benefits overview for the Company, either directly or indirectly, as responsibility for CSR implementation to shareholders.
4.	The outcomes provide an overview of the direct or indirect benefits of sustainable development.
5.	Owned awards of community involvement and development.

One of Telkom's measurements made related to CSR for consumers is the ability to handle disturbances so that customer satisfaction and loyalty can be maintained properly. In 2020, the speed of handling disruption increased compared to the previous year. It was due to the stronger of Mean Time To Install (MTTI) and Mean Time To Repair (MTTR) that continuously carried out by increasing the capacity of technicians and improving business processes. Telkom through its subsidiary Telkom Akses, launched the Telkom Akses Command Center as a center for managing access networks with digitally integrated controls. It is also capable of detecting potential disturbance fast in an area so it can repair immediately. An automatically generated predictive ticket will instruct the field technician to take proactive steps for the customer. Furthermore, the agent tracks the ticket completion done by the technician.

The following table is the data of MTTR for the last three years.

Mean Time To Repair (MTTR) 2018-2020

Description	2020	2019	2018
	Hour
Mean Time To Repair (MTTR)	8.46	7.10	9.80

In 2020, TelkomGroup endeavored to improve customer experience with customers' feedback and input. In making improvements, TelkomGroup determined two ways of solving. The first was improving simple things fast, such as improving processes and training. The second one is radical and comprehensive improvements in various aspects, such as people, processes, systems, and tools.

TelkomGroup measures its progress using the Net Promote System (NPS) measurement metric to ensure that the improvements are adjusted as the customer demands. Also, with the NPS, the Company could find out the updated voice of customers as suggestions. In addition, TelkomGroup could conduct NPS tracking and monitoring on two systems, such as Top-Down NPS and Bottom-Up NPS. Top-Down NPS is the overall customer perception of TelkomGroup as measured by external parties. Bottom-up NPS is the customer experience during direct interaction with TelkomGroup as measured in an internal survey.

TelkomGroup NPS score has increased 2 points YoY (H2-2019 to H2-2020). It indicates that the customer experience increase needs to improve in the future. TelkomGroup NPS scores during 2019-2020, as shown in the following table (unit: NPS points).

TelkomGroup NPS Score 2019-2020

NPS Score	2020		2019
	2H 2020	1H 2020	2H 2019	1H 2019
Telkom	45	43	43	41
Point Increase	2	0	2	2

Besides NPS Top Down, the Company also continues to implement the Customer Satisfaction and Loyalty Survey (CSLS) which informs the index of customer satisfaction, dissatisfaction, and loyalty with the Structural Equation Modeling (SEM) approach. With the SEM approach, the Company can easily trace technical and non-technical factors that will be improvement material or Opportunity for Improvement (OFI) from the dimensions of Product, Price, Delivery System, Service Mindset, and Relationship.

In 2020, TelkomGroup conducted customer satisfaction and loyalty surveys which cover products and services such as Consumer and Enterprise segment customers.

Regarding customer satisfaction, the CSI value increased to 88.72%, and CLI value increased to 86.59%. The increase in survey results at the consumer level occurred due to changes in people's behavior during the pandemic, in which all activities, learning, working, playing, and even exercising were done at home, and the need for entertainment at home also increased so that existing customers tended to be more loyal to service.

Furthermore, in the enterprise customer segment in 2020, the survey conducted showed a CSI of 96.20%. Then, CLI and CDI reached 92.40% and 0.80%. Compared to the previous year, the survey results show a decline but still within reasonable limits, which enterprise customers still want improvement in the use episode and get support for TelkomGroup. The following table shows the survey results for the last three years by TelkomGroup.

TelkomGroup Customer Satisfaction and Loyalty Survey 2018-2020

CSLS Survey	2020	2019	2018
	%
Consumer
Customer Satisfaction Index (CSI)	88.72	88.56	87.71
Customer Loyalty Index (CLI)	86.59	83.44	82.84
Customer Dissatisfaction Index (CDI)	0.44	1.04	2.17
Enterprise
Customer Satisfaction Index (CSI)	96.20	97.70	96.42
Customer Loyalty Index (CLI)	92.40	95.36	94.53
Customer Dissatisfaction Index (CDI)	0.80	0.55	1.22

Until the end of 2020, Telkom has had certification and awards in the consumer sector. The certifications and awards obtained in 2020 were IndiHome as the 1st Millennials Choice Brand for Internet Provide & TV Cable category from Warta Ekonomi Magazine. Besides, Telkom received an award of Contact Center Service Excellent 147 from Marketing Magazine and One Stop Entertainment Media of the Year from Marketeers Editor's Choice Award.

TelkomGroup also implements CX Actions by identifying the main customers' problems so it can find the problem cause properly and determine the appropriate resolution action. This policy was implemented by establishing the "Fixed the Basic" and "Create the Wow" strategy. Every improvement process is continuously carried out (continuous improvement) whose results can be seen from the various assessments above.

SOCIAL RESPONSIBILITY FOR THE WORKFORCE

THE COMMITMENT AND POLICY OF CORPORATE SOCIAL RESPONSIBILITY FOR THE WORKFORCE

TelkomGroup understands the importance of managing a decent workforce to realize the vision of becoming a world-class digital telco company. TelkomGroup's commitment to the workforce aspect manifests in various ways. One of them is a commitment to ensure no discrimination of rights and obligations in the workplace, such as discrimination against ethnicity, race, religion, gender, and disabilities.

It follows the Resolution of the Board of Directors Number PR.208.03/r.00/HK250/COP-B0020000/2012 dated September 10, 2012, regarding Career Management. With this resolution, both men and women can hold positions at various levels based on their competence with clear, measurable, and objective criteria. Based on the Resolution of the Board of Directors Number PR.204.03/r.02/HK200/COP-J2000000/2015 dated June 26, 2015, regarding the Recruitment System, Telkom's recruitment process is taken an open, objective, effective, and efficient principle.

In the implementation, TelkomGroup is committed to respecting workers' rights of special social facilities such as for disabled workers, breastfeeding mothers, and other social facilities. TelkomGroup also supports women's work participation, such as flexible working arrangements or telecommuting.

TelkomGroup's commitment to social responsibility for the workforce is based on the applicable laws and regulations as well as the Resolution of the Board of Directors Number PD.201.01/r.00/PS150/COP-B0400000/2014 dated May 6, 2014, regarding Business Ethics within the TelkomGroup. For the commitment to safety, health, and security in the operational environment specifically, Telkom has a policy stated in the Resolution of the Board of Directors No. KD.37/UM400/COO-DOO3OOOO/2010 dated October 26, 2010, regarding the Establishment of Security and Safety Management Policies. In addition to the Resolution of the Board of Directors, Telkom states its commitment by clearly stating "Telkom is obliged to carry out occupational safety and health programs following the prevailing laws" in the Collective Labor Agreement (PKB) VIII article 51.

For the remuneration, Telkom complies with the Provincial Minimum Wage (UMP) regulation and internal policies, such as:

1.	Resolution of the Board of Directors Number KD.28/PS560/SDM-20/2004 dated June 4, 2004, regarding the Remuneration System.
2.	Resolution of the Director of Human Capital Management Number PR.207.19/r.00/PS560/COP-J2000000/2015 dated December 8, 2015, regarding Remuneration System and Structure Arrangement.

For employee development and education, TelkomGroup is committed to providing employees opportunities without discrimination to develop their full potential according to their duties and responsibilities in the Company. This commitment is in various policies, such as:

•	Resolution of the Director of Human Capital and General Affairs Number PR.206.03/r.00/HK250/COP-B0200000/2013 dated April 12, 2013, regarding Competency Development.
•	Resolution of the Director of Human Capital Management Number PR.207.09/r.00/HK200/COP-B02000000/2013 dated December 21, 2013, regarding Education Allowances for Company Initiatives.
•	Resolution of the Director of Human Capital Management Number PR.206.09/r.02/HK200/COP-J2000000/2015 dated June 29, 2015, regarding TelkomGroup Leadership Development System.

THE FORMULATION OF CORPORATE SOCIAL RESPONSIBILITY FOR THE WORKFORCE

The social responsibility formulation for the workforce is taken by internal due diligence and regulation reviews related to the workforce issues. Therefore, Telkom also recognizes and formulates social responsibility and significant corporate stakeholders in the workforce sector. The stakeholders are employees, labor unions, and partner employees who work in the TelkomGroup. Then, other key stakeholders are the Government of the Republic of Indonesia, in this case, the Ministry of Manpower, and its regional office.

Furthermore, the social responsibility formulation for the workforce considers the significant direct or indirect impacts of the Company's activities and decisions by emphasizing its key issues and relevance to the business. TelkomGroup is also aware of workforce risks, both for the Company and stakeholders, including their expectations about its role in handling workforce issues. The potential risk of the inconsistent implementation of workforce social responsibility includes decreasing employee productivity and the Company's value in society.

Telkom formulated social responsibility initiatives with its components of the employee, digital, professionalism, and development in internal discussions. Its specific aspects are employee health and safety, development, and digitization of human resource management. Other general aspects include gender equality, equal opportunity for education and training, use of the local workforce, remuneration, promotion, and freedom of association.

THE PLANNING OF CORPORATE SOCIAL RESPONSIBILITY FOR THE WORKFORCE

The targets/plans for TelkomGroup activities in 2020 to do social responsibility for the workforce are:

1.	Gender Issue

Telkom also supports the program to increase the high-ranking women composition in SOEs announced by the Minister of SOE, along with the innovation and transformation of its human resource management. Telkom targets 15% of Senior Management's talent pool to be filled by women, by implementing leadership development programs to bring out the best talents who will advance the Company's performance and performance.

2.	Education and Training

The Company provides training programs for all employees to form professional and productive human resources, following the Company business and operational needs. The Company budgeted a minimum of 1.5% of the Unconsolidated Annual Revenue based on Training Need Analysis (TNA) and following the FU HCM Strategy. Training provides to each employee at least two types of training per year.

	a.	Education:

b.	Training:

Training Types	Participants	Programs	Learning Hours
Certification	2,195	242	73,343
Leadership Training	1,016	38	1,520
Regular Training	36,320	1,359	635,238
Technical	34,420	1,292	527,678
Management	1,900	67	107,560
Total	39,531	1,639	710,101

Remarks:

The total number of participants who have attended the training in 2020 were 39,531 people.

Total participants who took the certification = 2,195 people of which there were 1,814 people certified.

3.	Local Workforce

Telkom empowers local workers through a recruitment program with Regional Talent sources under the Recruitment Management Implementation Guidelines v.01 issued by the VP Human Capital Development through official note C.Tel 330/PS 200/COP-A3000000, aiming to fill positions in the specific region.

Telkom also participated in the Program Perekrutan Bersama (PPB) BUMN, which is the Ministry of BUMN measures through FHCI to seek, acquire and develop Indonesia's Best Talents capabilities, with a more open recruitment system and provides equal opportunities for all groups including disabilities and candidates from Papua, West Papua, Maluku, North Maluku, West Nusa Tenggara, and East Nusa Tenggara. They intended to work in their domicile areas or all SOEs operation area.  Telkom has accepted 22 employees based on the Company's needs of the 493 all SOE formations.

4.	Remuneration and Promotion
Telkom applies the Total Reward System concept consists of:
a.

Foundational Rewards (Monthly and Non-Monthly), including various facilities such as special allowances for disaster or conflict areas, holiday allowances, health facilities, housing and transportation, social security, and pension benefits.

	b.	Career & Environment Rewards (training, coaching/mentoring, scholarship, career opportunity, digital culture).
	c.	Performance-Based Rewards (corporate/unit/individual variable pay) such as sales and marketing incentives, incentives and other benefits.

The Telkom compensation and benefits policies are stated in the Collective Labor Agreement or Perjanjian Kerja Bersama (PKB), which is reviewed every three years. Promotion policies implemented in Telkom in an objective, honest and transparent manner. Telkom has formed a Career Committee responsible for evaluating assessments of employee performance and competency by considering their character, performance, competency, assessment, and other relevant matters.

5.	Freedom of Association

Telkom Indonesia is a company that always puts forward the basic principles in the Constitution of the Republic of Indonesia Article 28E paragraph (3), which regulates freedom of association, assembly, and expressing opinions. The base instrument of freedom of association in Telkom Indonesia is a specific employee organization of Telkom Employees Union or Serikat Karyawan Telkom (SEKAR Telkom). Established on March 1, 2000 and recorded in the Resolution of the Minister of Manpower of Indonesia on February 1, 2001, SEKAR Telkom is the only employee union organization in Telkom Indonesia, which functions as a management control in implementing any policies for employees. Having a total of 7,321 (seven thousand three hundred and twenty-one) members spread throughout the Telkom Indonesia working area, SEKAR Telkom is a constructive partner in any policy formulation related to employee welfare, which is divided into 9 (nine) representative regions from regional offices of Telkom Indonesia. The Collective Labor Agreement, which has now entered its VIII (eight) edition, reflects the balance of industrial relations in Telkom Indonesia. Telkom Indonesia always involves in improving the capabilities of SEKAR Telkom management by regularly providing industrial relations training to all organizers and managers of human capital in each region.

SEKAR Telkom also established four pillars of historical roles as the direction of the organization, namely:
	•	As a unifying container for employees;
	•	As a forum for employee aspirations;
	•	As a constructive partner of management;
	•	As guardians and enforcers of Good Corporate Governance (Clean, Transparent, and Professional).

6.	Employee Health and Safety

In 2020 the Company budgeted a budget for employee health and safety during the pandemic of Rp53.3 billion (Source: Daily Report of the Corona Crisis Center Task Force 31 Dec 2020) consisting of an emergency response budget, rapid test implementation, employee health identification, medical recovery of the Health Foundation, distribution of PPE and supplements for CSR, salesforce, and technicians, communication budget and public relations, prevention and handling of COVID-19, operational activities for handling the COVID-19 outbreak, chemical disinfectants, and data collection on Telkom office perimeter.

The Company also budgeted Rp3.0 billion (Source: Daily Report of the Corona Crisis Center Task Force 31 Dec 2020) for security management, building cleanliness, and adaptation of new habits such as entry screening (sinks, thermal guns, rapid test/declaration forms), general cleaning, social distancing markers, spraying disinfectants, cleaning air conditioners, PPE, masks, protective clothing, regulating and health of personnel as well as monitoring during the implementation of the PSBB Transition Extension in Telkom.

TelkomGroup's social responsibility planning for the workforce emphasizes the efforts to reduce the Company's operational impact on the employee, such as the risk of work accidents and potential employee turnover. Besides, it also aims to create mutual benefits for the Company, stakeholders, the Company's employees, and partners' employees, also the government, and society.

The stakeholders' engagement in various Company's CSR activities or initiatives for the workforce is carried out comprehensively. TelkomGroup involves labor unions in the implementation of social responsibility. Besides, TelkomGroup uses its influence to implement social responsibility for the workforce. There are encouraging suppliers and partners to be socially responsible and support the fulfillment of labor rights and obligations in the TelkomGroup.

Telkom provides mechanisms and procedures for handling work safety emergencies and/or conflicts related to the workforce sector if necessary. It aims to minimize the employees' dissatisfaction experienced by providing compliant services as an aspiration forum for employees.

Complaints about workforce issues may be submitted to:

•	HR helpdesk is a complaints mechanism through web-in service, email-in service HR_helpdesk@telkom.co.id, the phone-in service number 1500305 and Whatsapp as well as Telegram chat in 08111-900-305.
•	HR Wiki is search engine service to search information about Telkom’s employements and human capital policy catalog
•	Employee aspiration is an adaptation of the employee suggestion system (ESS) which may be utilized by the employees to convey their suggestions and aspirations

THE IMPLEMENTATION OF CORPORATE SOCIAL RESPONSIBILITY FOR THE WORKFORCE

In the implementation, TelkomGroup ensures that the management is involved in reviewing and increasing the credibility of CSR initiatives and reports. The engagement of the TelkomGroup's Board of Directors, management, and employees is also carried out comprehensively in CSR activities for the workforce.

On the other hand, TelkomGroup engages relevant stakeholders in CSR initiatives, such as the local Manpower Office and the partners. It is in line with the importance of the Company's position in influencing stakeholders to cooperate in the implementation of CSR for the workforce, that related to work health and safety.

ACHIEVEMENTS OF CORPORATE SOCIAL RESPONSIBILITY FOR THE WORKFORCE

NON-DISCRIMINATION AND GENDER EQUALITY

In the end of 2020, Telkom recruited 219 men and 223 women. In general, the proportion of male and female employees recruited by the Company is equal.

Employees Recruitment Based on Gender in 2018-2020

Description	2020			2019			2018
	Men	Women	Total	Men	Women	Total	Men	Women	Total
Telkom	219	223	442	256	231	487	349	212	561
Total	219	223	442	256	231	487	349	212	561

Both men and women have the same opportunity to occupy positions at various levels according to their competence. It follows the Resolution of the Board of Directors Number PR.208.03/r.00/HK250/COP-B0020000/2012 dated 10 September 2012 regarding Career Management, which career decision making must be on an equal opportunity by referring to clear criteria, measurable and objective assessment.

Employees Based on Gender and Managerial Position per December 31, 2018-2020

Description	2020			2019			2018
	Men	Women	Total	Men	Women	Total	Men	Women	Total
Band I	122	7	129	199	9	128	144	6	150
Band II	564	65	629	604	62	666	607	58	665
Band III	1,914	600	2,514	1,661	368	2,029	2,010	355	2,365
Total	2,600	672	3,272	2,384	439	2,823	2,761	419	3,180

Remarks:

BP I, II, III above are Position Bands for Telkom Employees only.

For female employees, Telkom provides a policy of additional leave for menstruation and childbirth.  It is given for two days on the first and second day of each month for menstrual leaves, with no reducing the annual leave by attaching a doctor's certificate, regulated in PKB VIII 2019-2021 article 19 paragraph (4). Then, maternity leave is given to pregnant female employees for 3 (three) months, which can implement for 1.5 (one and a half) months before giving birth and 1.5 (one and a half) months after giving birth following Article 19 paragraph (1) PKB VIII 2019-2021. Male employees can use leave with urgent reasons for 7 (seven) days and can be extended as needed based on PKB VIII 2019-2021 Article 18. Besides the right to leave, Telkom's concern for female employees is manifested by providing lactation rooms and disability care.

Besides, based on the MoU between the Ministry of Manpower and the Ministry of SOE, since 2014 TelkomGroup has employed disabled people and will continue to recruit them. The Company has developed an i-CHAT application that can help deaf people communicate. To build positive work competition, the Company also provides awards for disabled people who inspire and contribute to the environment and society (Gantari Award).

EDUCATION AND TRAINING

Telkom always improves the quality and quantity of education and training for all employees of Telkom and its subsidiaries. In 2020, Telkom provided educational and training opportunities for 8,293 men and 6,835 women who work at Telkom. It generally increased due to changes in the learning method to the self-learning, which Telkom provides a knowledge repository based on business needs.

Telkom’s Employee Participation to Education and Training Program Based on Gender 2018-2020

Description	2019			2018
	Men	Women	Total	Men	Women	Total	Men	Women	Total
Certification	1,179	481	1,660	1,213	571	1,784	1,140	193	1,333
Leadership Development Program	614	344	958	1,215	637	1,852	1,048	426	1,474
Regular Training	6,500	6,010	12,510	5,869	3,270	9,139	10,709	1,766	12,475
Total	8,293	6,835	15,128	8,297	4,478	12,775	12,897	2,385	15,282

REMUNERATION

Telkom sets the lowest salary for Telkom companies to be above the UMP. Besides, there is no difference between male and female employees' salaries in the same position. Percentage of remuneration of lowest permanent employees to the average regional minimum wage was 173%. Then, there is no regulation difference between the salaries of male and female Telkom employees.

Competitively, Telkom provides remuneration packages at every position level, which consists of a monthly salary, allowances, and various facilities, including pensions, healthcare, housing and others.

EMPLOYEE TURNOVER RATE

The low employee turnover rate could be an indication of decent employee satisfaction. Therefore, Telkom monitors the employee turnover rate continuously.

In 2020, Telkom's employee turnover rate reached 17.92%, increased compared to 2019 of 17.59%. Most of the employees who leave Telkom are due to retirement reasons.

Telkom’s Employee Turnover Rate 2018-2020

5
Description	2020	2019	2018

Total number of Telkom Employees	9,745	11,059	12,765
Employee turnover rate	1,746	1,945	1,919
By own request/voluntary	25	22	15
Becoming a political party official	-	-	-
Becoming an SOE director/government official	4	9	4
Disciplinary misconduct	-	-	-
Marry another Telkom employee	-	-	2
Retired	1,678	1,849	1,832
Pass away	39	65	66
Turn Over percentage (%)	17.92	17.59	15.03

Remarks:

Restated by including retirement & death data.

RETIREMENT PROGRAM

Telkom defines the retirement age for all employees at 56 years. We have 2 (two) retirement schemes consist of:

1.	Program Pensiun Manfaat Pasti (PPMP).
2.	Program Pensiun Iuran Pasti (PPIP), which applies to permanent employees (other than Directors) on or after July 1, 2002.

PPMP is regulated in Indonesian pension laws and managed by the Dana Pensiun Telkom (“Dapen”). The Company contributed to Dapen for the years ended December 31, 2020, and 2019 respectively for Rp205 billion and Rp233 billion. The Company did not contribute to Dapen for the year ended December 31, 2018.

PPIP is managed by the Financial Institution Pension Fund (DPLK). Some pension funds plan is borne by the employees partially, while the rest is charged to the Company. The Company's contribution to DPLK is calculated based on a certain percentage of employees' salaries, which for the years ended December 31, 2020, 2019, and 2018 were Rp41 billion, Rp55 billion, and Rp13 billion, respectively.

The Incurred Funds of Telkom's Pension Program 2018-2020

Retirement Program	2020	2019	2018
PPMP (Rp billion)	205	233	-
PPIP (Rp billion)	41	55	13

OCCUPATIONAL HEALTH AND SAFETY ENVIRONMENT

Telkom believes that decent occupational Health and Safety Environment (HSE) will increase employee productivity. It will improve the Company's operational and financial performance. Therefore, TelkomGroup is committed to applying HSE under regulations and best practices in the telecommunications industry with good corporate governance. On the other hand, the implementation of HSE also shows the commitment to the Sustainable Development Goals (SDGs) mainly for the 3rd goal: "Good Health and Wellbeing".

As of December 31, 2020, Telkom was able to maintain zero accidents. It is a good achievement for the occupational Health and Safety Environment (HSE) of Telkom employees. The implementation of HSE does not apply only in Telkom offices but also in projects carried out by Telkom. HSE strictly implemented.

Telkom also evaluates HSE management by internal and external parties. Reviews conducted by internal parties with HSE Management Internal Audit, and external parties by PT Sucofindo, which refers to the standard of Government Regulation No. 50 Year 2012. This standard is used in all Telkom and its subsidiaries work environments and the partners in the TelkomGroup operational area.

One of Telkom's HSE management system implementation is the emergency response and first aid simulation in accidents, such as flood simulation in Witel Cirebon, and simulation of COVID-19 anticipation in GMP Japati office area. Telkom created an application on the SAS Portal to ensure occupational safety readiness for Telkom employees. TelkomGroup also routinely conducts fire drills, especially in the head office and branch buildings. To strengthen HSE awareness, TelkomGroup routinely holds OHS seminars and training.

During 2020 Telkom held training related to HSE, including training of General HSE and HSE Management Internal Auditor.

Besides, there are TelkomGroup's programs of occupational safety in the operation field, such as:

1.	Safety Talk
2.	Safety Observation Round (SOR)
3.	Check List of Safe Work Readiness
4.	Management Visit
5.	HSE Patrol
6.	Manufacture and Installation of HSE Signs
7.	HSE Team Meeting

In 2020, there were significant health and safety environment issues that are relevant to TelkomGroup business, such as the anticipation and prevention of COIVD-19 pandemic in TelkomGroup.

CERTIFICATION AND AWARDS

At the end of the 2020 reporting year, TelkomGroup has several certificates related to Manpower, one of them is TelkomGroup successfully passing the ISO 37001: 2016 Anti-Bribery Management System (SMAP) certification on August 10, 2020.

Telkom also received various awards related to labor aspects in 2020, including Award as a BUMN with the second-best gratification management in 2020 in the BUMN sector in December 2020 on World Anti-Corruption Day (HAKORDIA).

Telkom also always maintains relationships with stakeholders, one of them is the Ministry of Manpower, which Telkom is one of the state-owned companies for pilot projects in submitting the ratification by the General Director of the Directorate of Work Requirements for the Collective Labor Agreement VIII Year 2019-2021 online through an integrated application at the wajiblapor.kemenaker.go.id.

SOCIAL RESPONSIBILITY FOR COMMUNITY ENGAGEMENT AND DEVELOPMENT

THE COMMITMENT AND POLICY OF CORPORATE SOCIAL RESPONSIBILITY FOR COMMUNITY ENGAGEMENT AND DEVELOPMENT

In principle, TelkomGroup's social responsibility for community engagement and development is very related to the business ethics commitment stipulated in the Resolution of the Board of Directors Number PD.201.01/r.00/PS150/COP-B0400000/2014 dated May 6, 2014, regarding Business Ethics in the TelkomGroup Environment. The TelkomGroup community engagement and development initiatives are regulated in the Partnership and Community Development Program (PKBL) framework, which the Company is obliged as a state-owned enterprise (SOE). It is stated in the Directors Regulation No. PD.701.00/r.00/PR.000/COP-A3000000/2014 (PD.701.00/2014) dated October 14, 2014, regarding Management of Telkom Corporate Social Responsibility (Telkom CSR). The implementation of social responsibility for community engagement and development is under the framework of Partnership and Community Development Program (PKBL) and Telkom CSR PR (Corporate Social Responsibility Public Relations).

Telkom CSR PR strategies and policies are the authority of the Corporate Communication sub-department. On the other hand, PKBL is under the Community Development Center (CDC) unit. For the implementation of Telkom CSR policy and operational functions are regulated as follows:

1.	Telkom CSR Policy decision is the Telkom President Director's responsibility, assisted by the CDC unit and the Corporate Communication Sub-Department for its operations.
2.	The CDC Unit and the Corporate Communication Sub-Department can coordinate with related work units and subsidiaries for their operational activities.

Consistently, TelkomGroup's community socio-economic development initiatives focus on digitalization-based business activities support. It is significant for maximizing the potential of Indonesia's digital economy, with various initiatives in routine and ad hoc activities. On the other hand, TelkomGroup also engages and empowers the nearby community by cooperating with partners that use local labor. The scope of local labor use is related to the operational construction and maintenance of infrastructure.

In 2020 due to the COVID-19 outbreak, TelkomGroup was very concerned about the disruption of its business and community activities. Therefore, TelkomGroup also accomplished various social responsibility initiatives related to pandemic handling and support for the national health system.

THE PLANNING AND FORMULATION OF CORPORATE SOCIAL RESPONSIBILITY FOR COMMUNITY ENGAGEMENT AND DEVELOPMENT

TelkomGroup's CSR program for community engagement and development reflects its efforts to increase its positive social impact and build the community's social capital and independence. In performing this social responsibility, TelkomGroup attempt to create mutual benefits for stakeholders, especially startups and digital entrepreneurs, also Telkom and its subsidiaries for sure.

In the implementation, TelkomGroup ensures the presence of its stakeholder engagement in various community development activities. In a more comprehensive context, TelkomGroup attempt to use its influence, particularly on its subsidiaries and partners, to collaborate in community engagement and development activities.

Telkom's social responsibility initiative budget for community empowerment is from operating expenses recorded as the CSR budget, according to the Board of Directors Regulation No. PD.701.00/2014 dated October 14, 2014. In the implementation, the CSR budgeted cost for community engagement and development was Rp397.14 billion in 2020. It was lower 5.03% compared to Rp418.20 billion than the previous year.

Furthermore, TelkomGroup provides a complaint mechanism and procedure for stakeholders via email or TelkomGroup social media in conflict handling with the community. TelkomGroup is also open to public critics and suggestions regarding its operational activities and those environmental and social impacts.

If there are any complaints, people could contact 147, the application of MyIndiHome, or www.indihome.co.id/support. They can also use Twitter @IndiHome or email customercare@telkom.co.id and come to the nearest Plasa Telkom. The complaints will be followed up and resolved according to a different Service Level Agreement (SLA) depending on the problem.

Target/Plan of Social Responsibility Activities for The Community Engagement and Development

BUMN untuk Indonesia: Telkom Tanggap COVID-19

(SOEs for Indonesia: Telkom responds to COVID-19)

Following the instruction of the Ministry of SOE, the allocation of funds for the Community Development Program for disaster management (natural and non-natural) is 30% of the total Community Development budget. Besides, some policies support stimulus Foster Partners, namely restructuring the Partnership Program loans or postponing the Partnership Program loan installment payment to support the economic-vulnerable business affected by the COVID-19.

Internet untuk Pendidikan

(Internet for Education)

Following the President's direction, such as continue infrastructure development through investment in internet network development to serve rural areas, the Telkom CSR Program provides free internet access for communities to poor internet access areas to support the learning process, with the priority of frontier, outermost, and least developed regions or 3T (Terdepan, Terluar, Tertinggal) regions. Internet assistance includes installing internet access, Wi-Fi devices, and computers, with installation targets in 7 locations.

Inkubasi Sociodigipreneurship untuk Pelajar, Mahasiswa, dan Karyawan

(Sociodigipreneurship Incubation for Students, Students, and Employees)

Telkom's commitment and one of the CSR focus in education are utilizing the digital competence of the community and the Company, which is expected to contribute to advancing Indonesian education and social investment for the Company for future generations. The program manifests in the incubation of sociodigipreneurship for SMK (vocational school) students (SMK Digi Social Fest), students (Innovillage), and employees (Ayo Bikin Nyata) as a forum to foster innovation culture in developing digital solutions that can bring solutions to social issues. The target number of participants involved in this sociodigipreneurship incubation program is 1,500 crowd talent.

Digital Amoeba Program

Following the Amoeba Digital Program or Program Amoeba Digital (PDA) roadmap in 2020, it is expected that innovation can become BAU (business as usual), or innovation become a daily operational activity in TelkomGroup, especially in Regional offices. PDA targets to create additional 120 new digital talents in innovator format, has 40 new incubated products and creates 10 exit products as new businesses. In this year, it is also expected that PDAs will be strong enough to support Indonesia's digitalization development in general and BUMN in particular with the brand Amoeba for Indonesia. Not only the successful PDA in developing intrapreneurial innovation frameworks and techniques (from employees, but not business or entrepreneurs), but also Amoeba products can be used for MSMEs and non-profit organizations.

Indigo Creative Nation

In 2020, the Indigo Creative Nation Program targeted to incubate up to 50 startups, including gaming startups with the Indigo Game Startup Incubation program. Besides functioning as innovation sources for the development of the Company's digital business, the Indigo Program also expects to help people who want to develop their digital business ideas through the DILo Customer Validation program.

THE IMPLEMENTATION OF CORPORATE SOCIAL RESPONSIBILITY FOR COMMUNITY ENGAGEMENT AND DEVELOPMENT

The implementation of TelkomGroup's social responsibility initiatives is in the framework of the Partnership and Community Development Program, such as BUMN untuk Negeri, and in the other frameworks. TelkomGroup ensures its management engagement, specifically in reviewing and increasing the credibility of CSR implementation and reporting initiatives. Management is also involved in implementing social responsibility in community engagement and development.

TelkomGroup efforts in the Board of Directors, management, and employees' engagement for social responsibility activities in the community development consist of the planning, budget approval, and achievement evaluation of social responsibility initiatives. The involvement and/or engagement of relevant stakeholders in TelkomGroup CSR initiatives also carried out with various dialogues and activities. Those are involving professionals and C-level practitioners to be inspirational speakers at various TelkomGroup activities.

ACHIEVEMENTS OF CORPORATE SOCIAL RESPONSIBILITY FOR COMMUNITY ENGAGEMENT AND DEVELOPMENT

The social responsibility for community engagement and development carried out by TelkomGroup provides benefits for stakeholders and the Company, either directly or indirectly. The impact on stakeholders, specifically on program beneficiaries, is increased capability, better independence, and the ability to develop a better digital business.

For TelkomGroup, the achievement of social responsibility for community engagement and development is a commitment of corporate social responsibility to shareholders and a direct or indirect contribution to sustainable development.

In empowering the local workforce, as of December 31, 2020, TelkomGroup recorded the local workers at Telkom and its Subsidiaries as 25,123 people. There were 225 foreign workers employed by TelkomGroup because they have the required qualifications. Most of TelkomGroup suppliers are domiciled and owned by Indonesians, such as 852 local suppliers or 98.95% of the total number of suppliers as of December 31, 2020. The supplier data is continuously recorded and monitored on the SMILE application.

During 2020, Telkom has realized Rp397.14 billion for social responsibility activities funds including for community empowerment and social investment. Of the total funds, Rp221.66 billion or 55.81% allocated for the Partnership Program and Rp124.73 billion or 31.40% used for the Community Development Program, while the rest was used for the Corporate Social Responsibility Program.

Realization Funds of Social Responsibility 2018-2020

Description	2020	2019	2018
	Rp (Billion)
Partnership & Community Development Program	346.39	368.70	385.86
Partnership Program	221.66	253.44	279.98
Community Development Program	124.73	115.26	105.88
Corporate Social Responsibility	50.75	49.50	39.80
Total	397.14	418.20	425.66

Community empowerment programs with the PKBL program is more detailed in the Partnership and Community Development Program (PKBL) chapter in this annual report.

Achievements of Social Responsibility Activities for The Community Engagement and Development

BUMN untuk Indonesia: Telkom Tanggap COVID-19

(SOEs for Indonesia: Telkom responds to COVID-19)

In 2020, Telkom's Community Development Program distributed assistance worth Rp37.5 billion to handle the COVID-19 impact on the community. These assistances are PPE (Personal Protective Equipment), masks, sanitizers, disinfectants. Besides, Telkom has implemented a Program Jaring Pengamanan Sosial or Social Safety Network Program through the distribution of basic foodstuffs to poor families, the informal workers, and layoffs by purchasing Telkom's Foster Partners. It is one of the steps to optimize SMEs/Telkom Development Partners.

Internet untuk Pendidikan

(Internet for Education)

In 2020, the Internet for Education Program was held in 7 locations in West Java, Central Java, and East Java. This program is part of Telkom in supporting education and learning programs that are inclusive of society by utilizing digital technology. Next, it would educate the society to make monthly mutual assistance fees when the grace period is over. It is to ensure the sustainability of aid benefits.

Inkubasi Sociodigipreneurship untuk Pelajar, Mahasiswa, dan Karyawan

(Sociodigipreneurship Incubation for Students, Students, and Employees)

During 2020, Telkom held three types of sociodigipreneurship incubation programs for three different segments, namely the SMK Digi Social Fest (SMK student segment), Innovillage (student segment), and the Ayo Bikin Nyata Program (employee segment). The total number of participants involved in this program was 1,708 crowd talents, consisting of 358 vocational students, 900 students, and 450 employees.

Amoeba Digital Program

As a result of strong collaboration between the Directorate of Digital Business and the Directorate of Human Capital Management, PDA in 2020 has succeeded in encouraging innovation, and digital mindset and culture, to become part of TelkomGroup operations, specifically Regional offices (to become BAU or business as usual). In 2020, through the active 7 AMA satellites in 7 Regionals, PDA will hold several events, including 2 major events HackIdea #5 with 21 teams (product) winners and HackIdea # 6 with 20 teams (product) winners, added Finding Founder in the form of assignments from 6 teams (products) and 8 specific teams from the Wholesale & International Business Directorate. To that end, PDA managed to add 55 new products incubated with the addition of 170 new talents. The COVID-19 pandemic has postponed many activities, including 20 teams from HackIdea #6 with 62 talents, the incubation must be postponed to 2021. Since 2017, PDA has 7,680 talent sourcing for TelkomGroup digital talent (Talents), 226 Amoeba products incubated (Products), and 13 exit products as new businesses. Recorded revenue in 2020 was Rp55.4 billion with an internal cost-saving of Rp670.3 billion (the value of this business impact has not been audited in detail and is indicative of the business units that have benefited from the innovation).

PDAs contribute to creating digital tools products and developing digital-based business processes within TelkomGroup. Besides, PDAs also contribute to the development of the digitization of BUMN. On July 30, 2020, 3 Amoeba innovation products were successful as finalists for the BUMN Millennial Innovation Summit (2 of which were BIGBOX and MANGOESPACE). The three finalists of innovation are the development of infrastructure and big data platforms that also support the Kominfo program, namely One Data (BIGBOX), 3T community empowerment to be able to get better internet access (MANGOESPACE), and a business management platform at the UMKM level which also supports the Ministry's program. BUMN, namely Pasar Digital UMKM (PaDi UMKM). PDA provides knowledge sharing to 10 employee innovation management organizations, including the Ministry of State Secretariat and the Human Initiative. In the third quarter of 2020, the Indonesia Telecommunication and Digital Research Institute (ITDRI) was established and PDA management was transferred to ITDRI. It made PDAs will further develop their social benefits directly or through their network of partnerships, especially with all state-owned enterprises. Amoeba will become ITDRI's key brand in 2021, especially for the pentahelix network, which consists of academics, business, government, technology providers, and communities.

Indigo Creative Nation

As of December 31, 2020, 51 teams actively validated new products and new processes, with 23 synergy projects aimed at faster development and validation of TelkomGroup's digital business. Since 2013, Indigo Creative Nation has incubated 183 startups. As of December 31, 2020, 110 startups have started commercial operations and 23 startups have received funding from domestic and foreign investors. Several startups have synergized with us in providing digital products and solutions such as Tees.id, Privy.ID, Run System, Opsigo, Goers, Doclink, Tyranix, Habibi Garden, Muslimlife, Bahaso and Verihubs. Besides, through the DILo Customer Validation program, Indigo has helped as many as 112 new startups to validate their business ideas through intensive mentorship activities.

During 2020, TelkomGroup received awards in social responsibility for community engagement and development in the following table.

No.	Month	Date	Event	Award	Awarding Institution
1.	February	27	CSR Program Awards 2020	Excellence Corporate Social Responsibility Program in 2020	Iconomics
2.	June	5	Top Corporate Social Responsibility of the year 2020	Special Achievement of The Corporate’s Contribution to Social Responsibility In COVID-19 Handling Activities	Infobrand.id
3.	July	15	Teropong CSR Award (TCA) 2020	Gold Winner “Peduli UMKM dan Pengembangan Digital E-Learning”	Teropong Senayan
4.	August	27	Anugrah Gatra Award 2020	The Innovation and Development of MSMEs Economy	Gatra
5.	September	23	PKBL/CSR Awards 2020	Indonesia Best CSRxPKBL Award 2020 “Prosperity, Humanity and Sustainability”	Warta Ekonomi
6.	October	22	La Tofi School of CSR Award	Gold Winner “Peningkatan Mutu Pendidikan”	The La Tofi School of CSR
7.	November	27	HR Excellence Award 2020	Gold Winner in HR Excellence CSR Strategy	Human Resource Online

Top Corporate Social Responsibility (CSR) of the year 2020. This award is a recognition of Telkom's success in its continuous efforts to balance its business activities by considering the concept of profit-people-planet.

ENVIRONMENTAL RESPONSIBILITY

THE COMMITMENT AND POLICY OF CORPORATE SOCIAL RESPONSIBILITY FOR THE ENVIRONMENT

TelkomGroup always strives to minimize the negative impact of its policies and operational activities on the environment. It follows the Company's business ethics stated in the policy number PD.201.01/r.00/PS150/COP-B0400000/2014 dated May 6, 2014, regarding Business Ethics in TelkomGroup. The commitment of corporate social responsibility for the environment is by respecting and considering the stakeholders' expectations, complying with applicable laws, and consistent with international norms of behavior.

Telkom encourages socially responsible behavior for the environment on the whole organization, its subsidiaries, and business partners in the implementation. It is expected would contribute to sustainable development, specifically related to the management of energy, water, and waste in the TelkomGroup operational environment. The organization and organizing of corporate social responsibility initiatives in the environment are integrated with other social responsibility initiatives. The implementation of social responsibility in the environment is under the framework of Telkom's social responsibility initiatives.

In the budgeting, the implementation of Telkom's social responsibility for the environment is supported by several budget sources according to the management unit. Some of them are from GSD/Telkom Property (for building electricity and STO, and fuel for operational vehicles), the Digital Service Operation unit (for STO fuel), Telkomsel (for BTS), and Telin and Telkomsigma (for data centers).

THE FORMULATION OF CORPORATE SOCIAL RESPONSIBILITY FOR THE ENVIRONMENT

Telkom has conducted internal due diligence on the various impacts of TelkomGroup decisions and activities for stakeholders and sustainable development. Telkom also reviews every defined policy for all its operational activity. It is to ensure the minimization of negative impacts caused by its activities on the environment.

In principle, Telkom and its subsidiaries always support the Government's efforts to improve environmental conditions, such as mitigation and adaptation to climate change. It realizes the extreme climate change is a sequence of greenhouse effects that would affect all human beings' activities and affect all corporate entities including TelkomGroup.

The potential risks of climate change for TelkomGroup include extreme weather that can damage digital telecommunications networks and infrastructure, and those will impact consumer service and the sustainability of the Company. For prevention, Telkom mitigates the impact of global warming by reducing carbon emissions and supporting the implementation of environmentally friendly business activities.

In recognizing and formulating social responsibility and significant stakeholders for the environment, Telkom has an initiative as a social responsibility approach. The formulating mechanisms of major social responsibility issues are internal discussions, reviewing all regulations related to them, and considering international social responsibility reporting standards, such as the publication of the Global Reporting Initiative (GRI) and Sustainability Accounting Standard Board (SASB).

One of the sustainability initiative pillars in implementing social responsibility for the environment is "sustainable in business and use of technology." This pillar includes energy use, environmental impact management, and electronic waste end-life management. Those aspects represent the significant direct or indirect impacts of the Company's activities and decisions, and the sustainability context of TelkomGroup. It also shows the risks that may occur from the failure of social responsibility implementation which is very related to stakeholder expectations on Telkom's social role.

Besides the high energy use for its operations, the other main activity that impacts the environment is materials use for telecommunications equipment and infrastructure on land and sea. The infrastructure construction includes the submarine telecommunications cables installation, the establishment of Base Transceiver Station (BTS) towers, and other infrastructure installations.

THE PLANNING OF CORPORATE SOCIAL RESPONSIBILITY FOR THE ENVIRONMENT

In 2020, Telkom's social responsibility planning for the environment including:

1.	STO Management
	a.	Electric generator optimization for diesel fuel consumption efficiency as its capacity adjusted to the load capacity.
	b.	Optimization of air conditioner (AC) system for device room to increase its reliability and electricity efficiency.
	c.	Revitalization of the obsolete and inefficient device to another with an efficiency of more than 90%.
2.	BTS Management
	a.	Presenting cutting edge technology that more energy efficient to support operational activities.
	b.	Use of Base Transceiver Station (BTS) with clean energy or environmentally friendly.
3.	Sigma Data Center Management
	a.	AC system consumption saving by temperature and humidity adjustment setting on AC units. It aims to maintain PUE (Power Usage Effectiveness) on average to the efficient level.
4.	Telin Data Center Management
	a.	Saving water with the gutters on the rooftop to collect rainwater which will be processed and used for water consumption in Jurong-3.
	b.	The use of the IoT concept with sensor power for non-IT electronics, such as automatic light adjustment affected by time or hour.
c.

Using Diesel Rotary Uninterruptible Power Supply (DRUPS) technology for backup power sources (generators). This technology replaces batteries which produce a lot of chemical impacts on the environment.

5.	Building Management
	a.	LED lamp and cooling system management use on office buildings.
	b.	Reflective glass uses on most office buildings with a depth of 6 mm to reduce incoming heat.
	c.	Use a zoning lighting scheme to adjust the lighting area as its necessity for energy saving.
	d.	Apply lighting and automatic device schedule to save electricity consumption without disturbing the user building convenience and safety.
	e.	Capacitor bank uses to optimize electricity consumption.
	f.	Educate the energy-saving to the employees.
	g.	Put the reminder board and sticker in various strategic locations to get the employees aware of power and water saving.
	h.	Biopores and infiltration wells in part of Telkom building for rainwater control.

In the implementation, Telkom's social responsibility planning for the environment shows TelkomGroup's commitment to reduce negative impacts on the environment and demonstrate efforts to create mutual benefits of environmental initiatives for the stakeholders and Company. TelkomGroup uses its influence to prevent, mitigate, and improve the environment quality to get maximum impact, including vendor or partner selection that offer more reliable and efficient device.

In the planning, Telkom strives to involve stakeholders in the future environmental activities of the Company. These stakeholders are the more eco-friendly technology provider partner and employees who operate various infrastructure and technologies in the TelkomGroup.

Following the business context, the sustainability aspects of TelkomGroup are not very relevant and significant to environmental incidents, such as explosions or oil spills, which cause emergencies and/or conflicts. However, with the existing mechanisms and procedures, TelkomGroup can prepare itself to face this situation. If there are complaints and suggestions related to the environment, people could send an email via web www.telkom.co.id or Telkom's social media.

THE IMPLEMENTATION OF CORPORATE SOCIAL RESPONSIBILITY FOR THE ENVIRONMENT

TelkomGroup accomplishes its social responsibility for the environment comprehensively and involves the Board of Directors, management, employees, and relevant stakeholders, such as suppliers or work partners. Management and employees are the executors supported by stakeholders, while the Board of Directors provides direction, supervises, and reviews its performance and reporting. This review will increase the credibility of the activity initiatives and social responsibility reports.

In 2020, TelkomGroup consistently implemented various policies to reduce adverse impacts on the environment. Those are the use of air conditioners with inverter technology, LED lights, and capacitor banks to optimize electricity use, which has been implemented since 2010. Besides, TelkomGroup also educates employees to save energy. In offices, warning boards and stickers are placed at strategic locations to remind employees to save electricity and water. The work area uses a zoning lighting scheme and reflective glass with a thickness of 6 mm in most office buildings to reduce incoming heat.

For STO operation, Telkom optimizes the electric generator's capacity to its load capacity for diesel fuel-efficiency consumption and the air conditioner system of the device room to increase its reliability and electricity consumption. For data center management, Telkomsigma had AC system consumption saving by temperature and humidity adjustment setting on AC units to maintain PUE (Power Usage Effectiveness) on 1.8 level in 2020. Telin data center in Singapore also improved in the PUE value from 1.73 in 2019 to 1.43 in 2020. Meanwhile, in the operational management of BTS, Telkomsel presents advanced technology to support operational activities, such as the Go Green Fuel Cell Base Transceiver Station (BTS). This commitment is realized by utilizing Fuel Cell through an energy source using Hydro Plus (a mixture of Methanol and Water) and Solar cell with solar energy sources. Telkomsel has implemented this technology in several BTS in several operational areas.

Telkom always reviews the potential environmental impacts while carrying out operational activities, such as installing telecommunication cables and constructing Base Transceiver Station (BTS) towers. Telkom always follows standards according to international norms in development. The Company understands the importance of environmental aspects to avoid the lessen public image risk of neglecting this impact.

ACHIEVEMENTS OF CORPORATE SOCIAL RESPONSIBILITY INITIATIVES FOR THE ENVIRONMENT

The social responsibility programs realization for the environment in 2020 was considered a positive impact on the community. Reducing fuel, electricity consumption, and emissions expected to contribute to the lower climate change impact. On the other hand, through a sequence of the implemented social responsibility programs, TelkomGroup also received positive benefits, both directly and indirectly, such as efficient resources use.

By carrying out social responsibility for the environment, TelkomGroup is committed to providing sustainable development benefits, either directly or indirectly. It is an effort to support Government Regulation No.59 of 2017 related to the sustainable development goals achievement.

ECO-FRIENDLY WORK CULTURE

Telkom understands the importance of creating an environmentally friendly work culture in the operational areas of the Company and its subsidiaries. Besides, partners who work their activities in the TelkomGroup operation area also should understand and support the work culture. One of Telkom's efforts is to socialize an eco-friendly lifestyle, such as reducing plastic beverage packaging and plastic-based material in the ongoing activities.

Since 2009, Telkom has built an eco-friendly lifestyle system. It was marked by the "Bike to Work" program as a campaign to reduce carbon emissions. Also, TelkomGroup has determined several policies, including online official memos, virtual meetings, shared files, online surveys, and IT-based human resource management. During the pandemic, TelkomGroup implemented a Work from Home policy. Besides the health and safety of employees, it could give a positive impact on the environment due to decreased resource use and discharged emissions.

In 2020 it was estimated that there were 321,827 published online internal official memos. Assuming each official memo is equivalent to 1 sheet of paper and addressed to 2 recipients, Telkom saved as much as 643,654 sheets or 1,288 reams of paper.

TelkomGroup continues to educate customers by paperless bills via email. Besides, customers can also access MyIndiHome and MyTelkomsel applications. From 8.0 million IndiHome subscribers and 6.5 million postpaid cellular subscribers, Telkom can save 147 million sheets of paper (equivalent to 348 thousand reams of paper) assuming 1 bill sheet per month in 1 year.

TelkomGroup through Telkomsel also invites people to show commitment and take real action to reduce plastic use while reducing plastic waste through the #BhayPlastik movement. It has been held since December 2018 aiming to spread environmental awareness, so that people can use plastic wisely.

ELECTRICITY CONSUMPTION

As of the end of 2020, TelkomGroup has calculated electricity consumption includes fixed and cellular networks, building operations, and data centers. The total electricity consumption for 2020 was 2,313,300,900 kWh, increased by 78,447,855 kWh or 3.5% than the previous year.

The electricity increase was due to the consumption of cellular networks in line with the addition of more BTS to strengthen Telkomsel network across country and client colocation, or IT load capacity of data center customers. On the other hand, the electricity consumption decreased due to upgrading STO type device with higher efficiency consumption and the lower electricity consumption of operational building due to the COVID-19 pandemic that decreased the office activities. The following table is the electricity consumption of TelkomGroup for the last three years.

TelkomGroup’s Electricity Consumption 2018-2020

Electricity Consumption	2020	2019	2018
	kWh
Fixed Network (STO)	287,927,905	323,667,742	338,596,501
Operational (Building)*	71,981,976	80,916,935	84,649,125
Cellular Network (BTS)	1,889,032,157	1,776,077,129	1,679,150,702
Data Center	64,358,862	54,191,239	43,042,256
Sigma Data Center	62,736,741	52,821,841	41,801,266
Telin Data Center in Hong Kong	251,241	90,678	18,430
Telin Data Center in Timor Leste	1,370,880	1,278,720	1,222,560
Total	2,313,300,900	2,234,853,045	2,145,438,584

*Building managed by Telkom Property.

FUEL CONSUMPTION

Furthermore, through the facility of Employee Shuttle Bus (EMSHUB), Telkom contributes to reducing the congestion and emissions in Jakarta. The presence of EMSHUB is supported by Satellite Office facilities in Bogor, Tangerang, and Bekasi allowing employees to continue their work when the traffic is high. EMSHUB also has a meeting room and collaboration room equipped with video conferencing facilities and high-speed internet so they can work comfortably in a mobile manner and remain productive. Besides, TelkomGroup Board of Directors have also participated in reducing emissions by using electrical vehicles since 2020.

Furthermore, TelkomGroup uses mostly fuel for operational vehicles, BTS, and STOs. In 2020, there was a decrease in fuel consumption around 130,692 liters or 0.9% due to the lower fuel consumption for STO operation by 31.6% due to the increasing PLN continuity supply, so power outage and the low gap of electric generator capacity and its load rarely occurred. Fuel efficiency also shows in the BTS operational due to energy saving and eco-friendly technology use. The following table is TelkomGroup's fuel consumption for the last three years.

TelkomGroup’s Fuel Consumption 2018-2020

Fuel Consumption	2020	2019	2018
	Litre
Fixed Network (STO)	1,082,622	1,583,986	N/A
Operational Vehicle*	2,100,567	1,463,650	4,799,513
Cellular Network (BTS)	9,979,993	10,246,811	± 12,000,000
Sigma Data Center	18,215	16,642	27,230
Telin Data Center in Timor Leste	9,000	10,000	12,000
Total	13,190,397	13,321,089	±16,838,743

*Operational vehicles managed by Telkom Property.

ECO-FRIENDLY ENERGY

To reduce carbon emission, TelkomGroup currently uses eco-friendly energy for BTS. The eco-friendly energy use is not new for Telkomsel. Previously, Telkomsel has utilized alternative eco-friendly energy sources of Fuel Cells and Solar Cells (solar power). We can use this eco-friendly energy thanks to continuous research based on the spirit of maintaining and improving Telkomsel services.

Fuel Cell technology can produce power with exhaust gas of water vapor (zero emission). Telkomsel has deployed 216 Go Green Fuel Cell BTSs and 209 Solar Cell BTSs across Indonesia. The eco-friendly alternative energy use is also part of Telkomsel measures to ensure the broadband networks available across the country.

WATER MANAGEMENT AND CONSUMPTION

In water consumption, TelkomGroup uses water sources from the Regional Drinking Water Company. Water use includes domestic needs. Several efficiencies that have been made were implementing water-saving policies, using automatic taps in most of Telkom buildings and use the AC effluent water. Water saving also implemented by with the gutters use on the rooftop to collect rainwater which will be processed and used for water consumption in Jurong-3. Besides, most of Telkom buildings have biopores and infiltration wells for rainwater control and water reuse. The following table is TelkomGroup's water consumption in 2018-2020.

TelkomGroup’s Water Consumption 2018-2020

Water Consumption	2020	2019	2018
	m3

Office Operational*	1.588.177	1,881,747	1,779,662
Total	1.588.177	1,881,747	1,779,662

*Water consumption for domestic purpose in Telkom Property buildings.

TOTAL ENERGY CONSUMPTION AND CARBON EMISSION

Telkom's total energy consumption in 2020 was 8,753,352 GJ with on-grid electricity consumption of 8,327,883 GJ and fuel consumption of 425,469 GJ from the exposure to on-grid electricity and fuel consumption. Overall, the energy consumption increased by 278,196 GJ or 3.2% from energy consumption in the previous reporting period.

Total Energy Consumption 2018-2020

Energy Consumption	2020	2019	2018
	Gigajoules (GJ)
Electricity Consumption*	8,327,883	8,045,471	7,723,579
Fuel Consumption**	425,469	429,685	543,150
Total Energy Consumption	8,753,352	8,475,156	8,266,729

* Source: https://www.convertunits.com/from/kWh/to/gigajoule

**(1) Conversion of liters to petrol metric ton (Source: https://www.gowebtool.com/unit-conversion/volume/)

(2) Conversion of gasoline (metric ton) to gigajoules (Source: http://ideas24.asset4.thomsonreuters.com/ideas24/unit_converter.jsp)

Reducing carbon emissions is one of Telkom and its subsidiaries efforts to contribute to the environment and sustainable development. So far, TelkomGroup only calculates emissions limited to electricity and fuel consumption. TelkomGroup recorded an increase in electricity consumption of 78,447,855 kWh in 2020 (equivalent to an increase in carbon emissions of 27,140 tons of CO2eg). For fuel consumption, there were a decrease of approximately 130,692 liters in 2020 (equivalent to a reduction in carbon emissions by 608 tons of CO2eg). TelkomGroup's carbon emissions of fuel and electricity use can be seen in the following table.

TelkomGroup’s Carbon Emission 2019-2020

Description	Unit	2020	2019
Carbon Emission of Electricity Consumption	kg CO2/TJ	800,309,579	773,169,759
Carbon Emission of Fuel Consumption	kg CO2/liter	34,453,894	35,061,450
Total Carbon Emission		834,763,473	808,231,209
Carbon Emission Increase in Electricity Consumption	ton CO2eg	27,140	30,934
Carbon Emission Reduction in Fuel Consumption	ton CO2eg	608	8,065
Total Carbon Emission Increase	ton CO2eg	26,532	22,869
*Carbon emission of scope 2 includes electricity consumption
**Carbon emission of scope 1 includes fuel consumption

WASTE MANAGEMENT

Waste management in Telkom and its subsidiaries depends on its operational activities. For the management of Toxic and Hazardous Waste and non-Toxic and Hazardous waste, they are not classified as e-waste. TelkomGroup coordinates with the Sanitation Office in the local government for waste disposal. For recyclable materials such as used batteries, copper cables, and metal materials, it hands over to the third party. Old devices and equipment were replaced with new ones. It should not use Freon R6 or Halon gas for new air conditioners to reduce carbon gas emissions. In 2020 there were no waste spills that endanger the environment.

PRODUCT END-LIFE MANAGEMENT

Electronic waste (e-waste) management is one of TelkomGroup’s concern, which most of the waste is CPE (Customer Premises Equipment). CPE is various hardware related to product and service requirements and installed in the customer location. CPE is related to IT hardware, including desktop PC, peripheral, server, and router. Other hardware in the customer is modem and IP-Set Top Box with remote control for IndiHome subscribers. For CPE procurement, Telkom cooperates with one of the subsidiaries PT PINS. CPE Procurement held by three methods as Fully on Customer (Telkom as operational and maintenance personnel), Fully on Telkom, and Telkom with Customer.

For CPE of Telkom's responsibility, CPE handling adjust to conditions and uses. The decent CPE can be used as a backup in case of disruption or as a replacement device, though it exceeded its useful life. The unsuitable CPE will be stored in the warehouse and wait for management's decision to get the further measure.

The following is the number of CPE withdrawn by TelkomGroup over the last three years.

The Withdrawn CPE and The Treatment 2018-2020

CPE Type	Unit	Treatment Method	2020	2019	2018
Router	Unit	Reused	100	100	50

REDUCING SIM CARD AND VOUCHER CARD

For the last four years, the Government restricts SIM card distribution by requiring all mobile phone subscribers to register their SIM card, following the Ministry of Communication and Information regulation No. 12/2016. This regulation caused a decreased demand for new SIM card.

In line with the Go Digital Channel initiative, Telkom determined a policy to change voucher cards into e-voucher. It is supposed to reduce printing costs, logistics/storage, distribution, and solid waste. People can access e-voucher via digital payment to minimize the base cost of phone credit and support Telkom’s program of Go Digital Channel by promoting top-up credit in Own Channel Telkomsel such as LinkAja and MyTelkomsel. In 2020, the percentage of e-vouchers to total voucher sales was 52.7% for Wifi.id and 9% for Telkomsel.

For voucher card printing, Telkomsel has also used eco-friendly SIM card raw materials, and the card size is optimized from 1in1 to 2in1 to get a smaller card size. It directly impacted the waste reduction of new SIM card starter packs and voucher cards in the environmental aspect.

ENVIRONMENTAL COMPLAINTS

TelkomGroup is committed to preserving the environment by minimizing the negative impact of its operations. If there is an environmental complaint, people could submit it via the email listed on the website www.telkom.co.id and Telkom's official social media. In 2020 there were no environmental complaints from the public to Telkom and its subsidiaries.

CERTIFICATION AND AWARDS IN THE ENVIRONMENT

The Company obtained certification for its achievement of social responsibility activities in the environment such as:

1.	EMS ISO 14001:2015 from British Standards Institution for Telkomsigma data center.
2.	ISO 50001:2011 dan SS 564 Part-1:2013 from TUV SUD for Telin-3 Data Center in Singapore.

Meanwhile, the National Energy Efficiency Award (PEEN) was not held in 2020 due to the COVID-19 pandemic.

PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM (PKBL)

288	Partnership and Community Development Program (PKBL) Report

PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM (PKBL) REPORT

For Telkom, the Partnership Program and the Community Development Program (PKBL) are an effort to manage the impact of policies and operational activities on the community and the environment in a sustainable manner. The Partnership Program (PK) is a Government mandate to channel loan funds to micro and small businesses and increase the capacity of the Fostered Partners, while the Community Development Program (BL) is an empowerment of the social conditions of the community consisting of 7 (seven) assistance objects, which are:

1.	Natural disaster victims assistance;
2.	Education assistance;
3.	Healthcare improvement assistance;
4.	Developments of infrastructure and/or public facilities assistance;
5.	Places of worship assistance;
6.	Nature conservation assistance; and
7.	Civil society for poverty alleviation assistance.

Digitalization of PKBL Management

Since 2016, Telkom has implemented PK loan application services through the SmartBisnis web, installment payments through bank virtual accounts, which are Bank Mandiri and Bank BNI. Starting in 2017, Telkom has implemented an expansion of the installment payment method through virtual accounts, in synergy with subsidiaries, which are PT Finnet Indonesia as a payment point non-bank payment point aggregator and payment point, including PT Pos Indonesia, PT Pegadaian, Alfamart and Indomaret.

In 2018, Telkom made an innovation in the form of Smart Survey and SMS Reminder. Then, throughout 2019, Telkom made various innovations in terms of digitizing PKBL business processes, including the PKBL Dashboard, the system for recording transactions for Community Development activities in the FiNEC application, and the PKBL Helpdesk. All of these efforts are aimed at making it easier for Foster Partners to pay loan installments and ensuring transparency and accountability in the management of the Partnership Program that has spread to the outermost, underdeveloped and frontier areas throughout Republic of Indonesia (NKRI).

In addition, in 2020, Telkom digitalizing information services needed by Foster Partners through the implementation of UKM Access. This application is needed to support transparent communication & information between the manager and the Development Partners, as well as the mutual control regarding the installments of the Foster Partners.

LEGAL BASIS AND GENERAL POLICY

The legal basis for implementing PKBL activities has been regulated through Law No. 19 dated June 19, 2003, on SOEs, as well as Resolution of SOE Ministerial that have been amended several times. The last amendment is Regulation of the Minister for State-Owned Enterprises Number: PER-02/MBU/04/2020 dated April 7, 2020 regarding Third Amendment to the Regulation of the Minister for State-Owned Enterprises Number: PER-09/MBU/07/2015 regarding Partnership Program and State Owned Enterprises Development Program. Another legal basis is the Letter of the Minister for State-Owned Enterprises Number: S-574/MBU/ 08/2019 dated August 30, 2019 regarding Shareholders Aspirations for the Preparation of the 2020 Work Plan and Company’s Budget.

To carry out this obligation, Telkom has formulated policy and operational guidelines, which is the Company Regulation (Persero) PT Telekomunikasi Indonesia Tbk Number: PR.702.01/r.01/PR000/CDC-A1040000/2018 dated February 26, 2018 regarding Guidelines for the Operational Implementation of the Partnership Program and Community Development Program.

SUCCESS PARAMETER

CSR (PKBL) Index

In 2020, Company measured the CSR (PKBL) Index with the achievement of 79.58%. This achievement illustrates that CSR activities carried out by the Company was in a good category or strong level, and have a positive influence on Company's image. Compared to the previous year, the CSR (PKBL) Index increased from 76.08% in 2019. This was due to an increase in the perception of fostered partners/aid objects and the surrounding community regarding Telkom CSR program, especially in the dimensions of citizenship, governance, and workplace.

Net Promoter Score – NPS

In measuring the success of social responsibility towards the community, Telkom uses the measurement of the Net Promoter Score (NPS). With NPS, Telkom identifies people's motivation to encourage or promote Telkom products and services. The 2020 NPS measurement results were 47,35% showed a positive value from the perspective of the community in recommending the use of Telkom products. However, the result is higher than the previous year which was 25.23%.

According to the increase, this indicates people's motivation to recommend or promote Telkom’s products and services. The results of the 2020 NPS measurement show a positive value from the perspective of the community in recommending the use of Telkom products.

The following table presents Telkom's NPS in the past three years.

NPS Measurement Results in 2018-2020

Criteria	2020	2019	2018
	%
Promoters	53.98	38.53	42.23
Passive	39.39	48.18	42.14
Detractor	6.63	13.30	15.63
NPS	47.35	25.23	26.60

PKBL REALIZATION

Partnership Program

The Partnership Program is a community economic empowerment program which has the main objective to improve the income of micro and small scale business activities (Micro, Small and Medium Enterprises/MSMEs) through the provision of loan funds with low interest and administrative services. Management of the Partnership Program run by Telkom is also focused on digitalization. Therefore, in addition to providing loans, Telkom provides digital training for Fostered Partners and includes Fostered Partners at national and international exhibitions.

Throughout 2020, the Partnership Program funds distributed by Telkom amounted to Rp221.66 billion to 5,091 MSMEs engaged in the industry, trade, agriculture, animal husbandry, plantation, fishery, services sector, and others. The following is data on the realization of the number of Fostered Partners and Distribution of funds per business sector from 2018 to 2020.

Table of Distribution of Partnership Program Funds and the Number of Telkom Fostered Partners in 2018-2020

No.	Business Sector	Number of Foster Partners			Total Disbursements
					Rp billion
		2020	2019	2018	2020	2019	2018
1.	Industry	1,043	1,261	1,699	45.10	46.34	53.86
2.	Trading	2,795	2,872	4,028	112.74	108.91	134.39
3.	Agriculture	100	108	125	4.46	4.53	4.17
4.	Farming	168	144	216	7.38	5.80	8.20
5.	Plantation	45	46	80	2.02	1.80	2.71
6.	Fishery	99	116	146	4.81	4.06	4.78
7.	Service	807	985	1,184	33.11	38.28	43.06
8.	Others	34	10	20	0.93	0.44	0.77
	Special SOE	-	1	-	-	25.00	-
	Sub Total	5,091	5,543	7,498	210.55	235.16	251.99
	Fostering Partnership Fund				11.11	18.28	27.99
	Total	5,091	5,543	7,498	221.66	253.44	279.98
	CAGR (%)	(8.15)	(26.07)	(10.39)	(12.53)	(9.48)	(7.80)

The number of recipients of Partnership Program funds in 2020 decreased by 8.15% compared to 2019, while the number of funds channeled in 2020 decreased by 12.53%.

Increased Capacity of Fostered Partners

One of Telkom's efforts to increase the Capacity of Foster Partners is to participate in Indocraft 2020 exhibition on March 11-15, 2020 at Cendrawasih Hall, Jakarta Convention Center (JCC). In this exhibition, various batik and craft products are presented as the mainstay products of Indonesia's creative economy. Pandemic conditions transformed the way to deliver the Partnership Development Program from face-to-face to digital-based, including Telkom-Assisted UKM webinar to Help Relieve the Impact of COVID-19 on Business Continuity on May 13, 2020, which was attended by 650 Foster Partners.

The Effectiveness of Partnership Program Fund Disbursement

In 2020, Telkom targets the effectiveness of Partnership Program funding to reach 90% of the available funds. The effectiveness of the distribution of Partnership Program funds reached 98.27% with a score of 3. The achievement is not much different in the last three years.

Effectiveness of Program Fund Disbursement in 2018-2020

20
Partnership Program	Unit	2020	2019	2018
Total Funds Disbursed	Rp billion	221.66	253.44	279.98
Total Funds Allocated	Rp billion	225.58	268.48	293.87
Fund Disbursement Effectiveness Rate	%	98.27	94.40	95.27
Fund Disbursement Effectiveness Score		3	3	3

The Collectability of Partnership Program Funds

The realization of the collectability of Telkom Partnership Program refunds in 2020 reached 74.03% with a score of 3. With a collectability target of 70%, the achievement exceeded expectations. The performance is also relatively constant in the last three years.

Collectability Rate of Partnership Program Funds in 2018-2020

Collectability	Unit	2020	2019	2018
Collectability Rate	%	74.03	86.96	88.85
Score		3	3	3

The Effectiveness of Community Development Program Fund Disbursement

In setting the 2020 target, Telkom is expected to be able to channel 100% of Community Development funds from a fund allocation of Rp124.74 billion. Realization of funds for the Community Development Program in 2020 amounted to Rp124.73 billion or 99.99% of the fund allocation for that year. This achievement in 2020 is considered to have increased from the previous year.

Effectiveness of Community Development Program Fund Disbursement in 2018-2020

Community Development Program	Unit	2020	2019	2018
Total Funds Disbursed	Rp billion	124.73	115.26	105.88
Total Funds Allocated	Rp billion	124.74	118.93	105.00
Fund Disbursement Effectiveness Rate	%	99.99	96.91	100.84

PKBL BUDGET ALLOCATION

In accordance with Regulation of the Ministry of SOE, budget allocation for Partnership and Community Development Program comes from the calculated budget as SOE’s cost. Total of PKBL budget decreased from Rp383.93 billion in 2019 to Rp350.32 billion in 2020. That was due to no additional approval of the budget allocation for the partnership program from the Ministry of SOE.

Budget Allocation of Partnership Program and Community Development in 2018-2020

No.	Type of Program	Change	2020	2019	2018
		%	Rp billion
1.	Partnership Program	(14.88)	225.58	265.00	300.00
2.	Community Development Program	4.89	124.74	118.93	105.00
	Total	(8.75)	350.32	383.93	405.00

APPENDICES

293	Appendix 1	:	Glossary
300	Appendix 2	:	List of Abbreviations
306	Appendix 3	:	Circular Letter of Financial Services Authority No. 30/SEOJK.04/2016 Cross Reference
319	Appendix 4	:	List of Affiliate Transactions

APPENDIX 1:

GLOSSARY

2G

The abbreviation for second-generation: relating to or using a technology that gave mobile phone users improved features and allowed people to send text messages (SMS).

3G

The generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.

4G/LTE

A fourth generation super fast internet network technology based on IP that makes the process of data transfer much faster and more stable.

5G

A fifth generation of cellular mobile communications which targets high data rate, reduced latency, energy saving, cost reduction, higher system capacity and massive device connectivity.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an "ADR"), a certificate traded on a U.S. securities market (such as the New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 100 shares of common stock.

AKHLAK

Defined as Amanah (trustworthy), Kompeten (competent), Harmonis (harmonious), Loyal (loyal), Adaptif (adaptive), and Kolaboratif (collaborative) values that underlie the behavior of SOE personnel.

ARPU

Average Revenue per User, a measure used primarily by telecommunications and networking companies which states how much revenue is generated by the user on average. It is defined as the total revenue from specified services divided by the number of users of such services.

B2B (Business-to-Business)

The sale of products or services provided by one business and intended for another business, not to consumers.

B2C (Business-to-Customer)

A business that provides services or sales of goods or services to individual or group consumers directly.

Backbone

The main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, fiber optic and other transmission technology.

Balanced Scorecard

One of the tools used by managers to measure the performance of a business seen from four perspectives. The four perspectives consist of a financial perspective, a customer perspective, an internal business process perspective, and a growth and learning perspective.

Bandwidth

The capacity of a communication link.

Bapepam-LK

Badan Pengawas Pasar Modal dan Lembaga Keuangan, or the Indonesian Capital Market and Financial Institution Supervisory Agency, the predecessor to the OJK.

BigCap

The largest market capitalization.

Broadband

A signaling method that includes or handles a relatively wide range (or band) of frequencies.

BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

C2C (Customer-to-Customer)

A business model where customers can sell their merchandise to each other.

CFU

Customer Facing Unit, similar to a strategic business unit, which is an organizational unit that interacts with certain customer segments, with responsibility for profit and loss respectively, and is responsible for restructuring subsidiaries and business portfolios that are relevant to certain business segments that being its responsibility.

Common Stock

Our Series B shares having a par value of Rp50 per share.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer’s premises.

Cyber Attack

A cyber attack is deliberate of the exploitation of computer systems, technology-dependent enterprises, and networks. Cyber attacks use malicious code to alter computer code, logic or data, resulting in disruptive consequences that can compromise data and lead to cybercrimes, such as information and identity theft.

Cyber Security

An effort to protect information from cyber attacks. Cyber attacks in information operations are any kind of deliberate action to disrupt the confidentiality, integrity, and availability of information.

DBPP

Defined Benefit Pension Plan. A type of pension plan in which an employer promises a specified monthly benefit on retirement that is predetermined by a formula based on the employee’s earnings history, tenure of service and age, rather than depending on investment returns. It is considered ‘defined’ in the sense that the formula for computing the retirement benefits is known in advance.

DCPP

Defined Contribution Pension Plan. A type of retirement plan in which the amount of the employer’s annual contribution is specified. Individual accounts are set up for participants and benefits are based on the amounts credited to these accounts (through the employer’s contributions and if applicable, the employee’s contributions) plus any investment earnings on the money in the account. Only the employer’s contributions to the account are guaranteed, not future benefits. In defined contribution plans, future benefits fluctuate on the basis of investment earnings.

Digitization

Process of converting non-digital information to digital. If a company uses this digital information to increase business, generate revenue, or simplify some business processes, it is called digitization. The result of the digitization and digitization process is called digital transformation.

Dwiwarna Share

The Series A Dwiwarna Share having a par value of Rp50 per share. The Dwiwarna Share is held by the Government and provides special voting rights and veto rights over certain matters related to our corporate governance.

e-Commerce

Electronic Commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.

e-Procurement

Electronic procurement, the process of procuring goods and services carried out online.

Earth Station

Antennas and related equipment used to receive or transmit telecommunication signals via satellites.

EBITDA

Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure.

Edutainment

Education and Entertainment.

Fiber Optic

Cables using optical fiber and laser technology through which modulating light beams representing data are transmitted through thin filaments of glass.

Fixed Line

Fixed wireline and fixed wireless.

Fixed Wireline

A fixed wire or cable path linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

Gateway

A peripheral that bridges a packet-based network (IP) and a circuit-based network (PSTN).

Gbps

Gigabyte per second, the average number of bits, characters, or blocks per unit time passing between equipment in a data transmission system. This is typically measured in multiples of the unit bit per second or byte per second.

GHz

Gigahertz, The hertz (symbol Hz), is the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.

GMS

General Meeting of Shareholders, which may be an Annual General Meeting of Shareholders (“AGMS”) or an Extraordinary General Meeting of Shareholders (“EGMS”).

GraPARI

Telkomsel service network.

GSM

Global System for Mobile Telecommunication, a European standard for the digital cellular telephone.

Homes Passed

A connection with access to fixed-line voice, IPTV and broadband services.

IDD

International Direct Dialing, a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

Insider Trading

The trading of a public company's stock or other securities (such as bonds or stock options) by individuals with access to nonpublic information about the company. In various countries, some kinds of trading based on insider information is illegal.

Interconnection

The physical linking of a carrier’s network with equipment or facilities not belonging to that network.

Intranet

a computer network based on TCP / IP protocols such as the internet, however the usage is restricted or closed and only certain people or users can log on and use the intranet network.

IP

Internet Protocol, the method or protocol by which data is sent from one computer to another on the internet.

IPO

Initial Public Offering, the first sale of stock by a Company to the public.

IPTV

Internet Protocol Television, a system through which television services are delivered using the Internet Protocol suite over a packet-switched network such as the internet, instead of being delivered through traditional terrestrial, satellite signal, and cable television formats.

ISP

Internet Service Provider, an organization that provides access to the internet.

Leased Line

A dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

Mbps

Megabyte per second, a measure of speed for digital signal transmission expressed in millions of bits per second.

Metro Ethernet

Bridge or relationship between locations that are apart geographically. This network connects LAN customers at several different locations.

MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second.

MidCap

Middle cap market.

Mobile Broadband

The marketing term for wireless internet access through a portable modem, mobile phone, USB Wireless Modem or other mobile devices.

Network Access Point

A public network exchange facility where ISPs connected in peering arrangements.

OJK

Otoritas Jasa Keuangan, or the Financial Services Authority, the successor of Bapepam-LK, is an independent institution with the authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as a non-bank financial industry sector.

OTT

Over The Top, A generic term commonly used to refer to the delivery of audio, video and other media over the internet without the involvement of a multiple-system operator in the control or distribution of the content.

PoP

Point of Presence. An access point, location or facility that connects to and helps other devices establish a connection with the Internet, which may consist of a router, switches, servers and other data communication devices. We operate two points of presence, namely main and primary points of presence. The "main point of presence" is the main transportation network that contains traffic aggregates within a country. The "primary point of presence" is a collection of major regional transportation networks that have the ability to create a service.

Postpaid

A type of communication service where customers can use telecommunications services first and then pay for them.

Prepaid

A type of communication service where the customer makes an advance payment in order to use telecommunications services.

PSA 62

Audit Standard Statement No. 62 (PSA 62) is a statement issued by the Indonesian Accounting Association which states that in conducting audits of financial statements of government entities or other recipients of government financial assistance which conducts stock offers through the capital market, auditors must comply with the provisions of the Capital Market Law.

PSTN

Public Switched Telephone Network, a telephone network operated and maintained by Telkom.

Pulse

The unit in the calculation of telephone charges.

Reverse Stock

The compression of shares to become a smaller amount of shares using higher value per share.

RMJ

Regional Metro Junction, an inter-city cable network installation service in one regional (region/province).

Satellite Transponder

Radio relay equipment embedded in a satellite that receives signals from earth and amplifies and transmits the signal back to the earth.

Self Assessment

Guidelines are used as a form of accountability for collegially assessing the performance of the Board of Commissioners.

SIM cards

Subscriber Identity Module card is a stamp-sized smart card placed on a mobile phone that holds the key to the telecommunication service.

SKKL

Sistem Komunikasi Kabel Laut/Submarine Communications Cable System, a cable laid on the sea bed between land-based stations to carry telecommunication signals across stretches of ocean.

SMS

Short Messaging Service, a technology allowing the exchange of text messages between mobile phones and between fixed wireless phones.

SOA

Sarbanes-Oxley Act, effective from July 30, 2002, also known as the Public Company Accounting Reform and Investor Protection Act and Corporate and Auditing Accountability and Responsibility Act.

SOE/BUMN

State-Owned Enterprise/Badan Usaha Milik Negara is a government-owned company, state-owned company, state-owned entity, state-owned company, public-owned company, or parastatal which is a legal entity formed by the Government to conduct commercial activities on behalf of the Government as the owner.

SOX Section 404

SOX Section 404 (Sarbanes-Oxley Act Section 404) mandates that all publicly-traded companies must establish internal controls and procedures for financial reporting and must document, test and maintain those controls and procedures to ensure their effectiveness.

Stock Split

Splitting the number of shares becoming more shares using a lower value per share.

Switching

A mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

TPE

a normalized way to refer to transponder bandwidth it simply means how many transponders would be used if the same total bandwidths used only 36 Mt transponder (1 TPE = 36 MHz).

Treasury Stock

The company’s share has been buying back from the outstanding share temporarily.

USO

Universal Service Obligation, the service obligation imposed by the Government on all telecommunications services providers for the purpose of providing public services in Indonesia.

VoIP

Voice over Internet Protocol, a means of sending voice information using the IP.

VPN

Virtual Private Network, a secure private network connection, built on top of publicly-accessible infrastructure, such as the internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to secure the traffic they carry. VPNs provide connectivity to many machines behind a gateway or firewall.

VSAT

Very Small Aperture Terminal, a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

Whistleblower

The term for employees, former employees or workers, members of institutions or organizations who report actions that are considered to violate the regulation to the authorities.

APPENDIX 2:

LIST OF ABBREVIATIONS

Keyword	Descriptions
3T	Terdepan, Terluar, Tertinggal
A2P	Application to Person
AAG	Asia-America Gateway
AC	Air Conditioner
ACGS	ASEAN Corporate Governance Scorecard
ACHI	AKHLAK Culture Health Index
ADS	American Depositary Shares
AEI	Asosiasi Emiten Indonesia
AGMS	Annual General Meeting of Shareholders
AKHLAK	Amanah Kompeten Harmonis Loyal Adaptif Kolaboratif
AO	Application Owner
APCN-2	Asia Pacific Cable Network 2
ARPU	Average Revenue Per Unit
ASEAN	Association of Southeast Asian Nations
ATM	Automated Teller Machine
AUP	Agreed Upon Procedure
AVP	Assistant Vice President
B2B	Business-to-Business
B2C	Business-to-Consumer
BAM	Business Account Manager
Bapepam-LK	Badan Pengawas Pasar Modal dan Lembaga Keuangan or Financial Institution Supervisory Agency
BAU	Business as Usual
BBM	Bahan Bakar Minyak
BCM	Business Continuity Management
BCP	Business Continuity Plan
BEI/IDX	Bursa Efek Indonesia or Indonesia Stock Exchange
BL	Bina Lingkungan or Community Development
BNSP	Badan Nasional Sertifikasi Profesi
BOC	Board of Commissioners
BOD	Board of Directors
BPJS	Badan Penyelenggara Jaminan Sosial or Social Insurance Administration Organization
BPK	Badan Pemeriksa Keuangan
BPO	Business Process Outsourcing
BSCS	Batam-Singapore Cable System
BSI	British Standard Institution
BTS	Base Transceiver Station
C2C	Consumer-to-Consumer
CAGR	Compound Annual Growth Rate
CAPEX	Capital Expenditure
CCTV	Closed-Circuit Television
CDC	Community Development Center
CDI	Customer Dissatisfaction Index
CDN	Content Delivery Networks
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CLI	Customer Loyalty Index
CLCS	Customer Satisfaction and Loyalty Survey
COCA	Calendar of Culture Action
CONS	Consumer Service
COSO	Committee of Sponsoring Organizations of the Treadway Commission

Keyword	Descriptions
COVID-19	Corona Virus Disease 19
CPaaS	Communication Platform as a Service
CPE	Customer Premises Equipment
CSLS	Customer Satisfaction and Loyalty Survey
CRM	Customer Relationship Management
CSI	Customer Satisfaction Index
CSPA	Conditional Sale and Purchase Agreement
CSR	Corporate Social Responsibility
CSR-PR	Corporate Social Responsibility – Public Relations
CSS	Corporate Strategic Scenario
CVC	Corporate Venture Capital
CX	Customer Experience
DB	Digital Business
DBPP	Defined Benefit Pension Plan
DCPP	Defined Contribution Pension Plan
DER	Debt to Equity Ratio
DMCS	Dumai-Malacca Cable System
DR	Depositary Receipt
DJP	Direktorat Jenderal Pajak or Directorate General of Taxes
DRP	Disaster Recovery Plan
DRUPS	Diesel Rotary Uninterruptible Power Supply
DS	Depositary Shares
DSL	Digital Subscriber Line
DTH	Direct to Home
EBIS	Enterprise & Business Service
Edutainment	Education and Entertainment
EGM	Executive General Manager
EIG	Europe-India Gateway
EMSHUB	Employee Shuttle Bus
ERM	Enterprise Risk Management
ESG	Environmental, Social, and Governance
ESOP	Employee Stock Ownership Program
ESS	Employee Suggestion System
EVP	Employee Volunteer Program
EWR	Early Warning Report
EY	Ernst & Young
F&B	Food and Beverage
FHCI	Forum Human Capital Indonesia
FRAMES	Fraud Management System
FSA	Future State Architecture
Gbps	Gigabyte per second
GCG	Good Corporate Governance
GCT	Group Corporate Transformation
GDP	Gross Domestic Product
GHz	Gigahertz
GMS	General Meeting of Shareholders
GRI	Global Reporting Initiative
GRO	Government Relationship Officer
GSD	Graha Sarana Duta
GSM	Global System for Mobile Communication
HAKORDIA	Hari Anti Korupsi Dunia or World Anti-Corruption Day
HAM	Hak Asasi Manusia or Human Rights
HCGA	Human Capital and General Affairs
HCM	Human Capital Management
HD	High Definition

Keyword	Descriptions
HDC	HyperScale Data Center
HIS	High-Speed Internet
HR	Human Research
HR	Human Resource
HSE	Occupational Health and Safety
HTS	High Throughput Satellite
IA	Internal Audit
IAI	Ikatan Akuntan Indonesia
IAS	International Accounting Standards
ICOFR	Internal Control Over Financial Reporting
ICT	Information and Communications Technology
IDN	Indonesian Digital Network
IFAS	Indonesian Financial Accounting Standards
IFRS	International Financial Reporting Standard
IGG	Indonesia Global Gateway
IIA	Institute of Internal Auditor
IICD	Indonesia Institute for Corporate Directorship
IMS	Integrated Management System
IoT	Internet of Things
IPLC	International Data Center or International Connectivity
IPO	Initial Public Offering
IPR	Intellectual Property Rights
ISAK	Interpretasi Standar Akuntansi Keuangan or Interpretation Statements of Financial Accounting Standards
ISO	International Organization for Standardization
ISP	Internet Service Provider
IT	Information Technology
ITDRI	Indonesia Telecommunication and Digital Research Institute
JaKaLaDeMa	Jawa Kalimantan Sulawesi Denpasar Mataram
Jo.	Juncto
KAP	Kantor Akuntan Publik or Public Accountant Firm
KEKD	Komite Etika dan Kepatuhan & Disiplin
KEMPR	Komite Evaluasi dan Monitoring Perencanaan dan Risiko or Committee for Planning and Risk Evaluation and Monitoring
KEU	Keuangan or Finance
KIPAS	Komunitas Provokasi Aktivasi or Community Cultural Activation Provocation
KLOP	Kementerian Lembaga Organisasi dan Perusahaan
KM	Kontrak Manajemen or Management Contract
KNR	Komite Nominasi dan Remunerasi or Committee for Nomination and Remuneration
KPI	Key Performance Indicator
KPK	Komisi Pemberantasan Korupsi or Corruption Eradication Commission
KPKU	Kriteria Penilaian Kinerja Unggul or Criteria for Superior Performance Appraisal
KPPU	Komisi Pengawasan Persaingan Usaha or Commission for the Supervision of Business Competition
kWh	KiloWatt Hour
LED	Light Emitting Diode
LFH	Learn From Home
LSA Expenses	Long Service Award Expenses
LSE	London Stock Exchange
LFH	Learn From Home
LSP	Lembaga Sertifikasi Profesi
LTI	Long Term Incentive
LUMORI	Luwuk-Morowali-Kendari
M&A	Merger & Acquisition
MDI	Metra Digital Investama
MDM	Metra Digital Media
MNO	Mobile Network Operator

Keyword	Descriptions
MSOP	Management Stock Ownership Program
MSE	Micro and Small Enterprise
MTN	Medium-Term Notes
MTTI	Mean Time to Install
MTTR	Mean Time to Repair
MVNO	Mobile Virtual Network Operator
MyTDS	My Telkom Digital Solution
NAP	Network Access Point
NIB	Nomor Induk Berusaha
NITS	Network, IT & Solution
NJOP	Nilai Jual Objek Pajak or Sales Value of Tax Objects
NKRI	Negara Kesatuan Republik Indonersia or Unitary Republic of Indonesia
NPS	Net Promoter Score
NPWP	Nomor Pokok Wajib Pajak or Tax Identification Number
NSP	Nada Sambung Pribadi
NYSE	New York Stock Exchange
OECD	Organization for Economic Co-operation and Development
OFI	Opportunity for Improvement
OJK	Otoritas Jasa Keuangan or Financial Services Authority
OLO	Other Licensed Operator
OTT	Over The Top
OVP	Operational Vice President
PaDi	Pasar Digital
PANDI	Pengelola Nama Domain Internet Indonesia or Indonesian Internet Domain Name Registry
PATARA	Papua Utara
PAYU	Pay As You Use
PDA	Program Digital Amoeba or Amoeba Digital Program
PEFINDO	PT Pemeringkat Efek Indonesia
Pilkada	Pemilihan Kepala Daerah or Regional Election
PK	Program Kemitraan or Partnership Program
PKB	Perjanjian Kerja Bersama or Collective Labor Agreement
PKBL	Program Kemitraan dan Bina Lingkungan or Partnership and Community Development Program
PN	Perusahaan Negara or State Company
POJK	Peraturan Otoritas Jasa Keuangan or Regulation of Indonesia Financial Services Authority
PoP	Point of Presence
POTS	Plain Old Telephone Service
PPB	Program Perekrutan Bersama
PPE	Personal Protective Equipment
PR	Public Relation
PPIP	Program Pensiun Iuran Pasti
PPMP	Program Pensiun Manfaat Pasti
PSAK	Pernyataan Standar Akuntansi Keuangan or Statements of Financial Accounting Standards
PSBB	Pembatasan Sosial Berskala Besar or Large-Scale Social Restrictions
PSTN	Public Switched Telephone Network
PUE	Power Usage Effectiveness
QMS	Quality Management System
QoS	Quality of Service
RIN	Rembug Integritas Nasional
RJPP	Rencana Jangka Panjang Perusahaan or Company’s Long Term Plan
RKAP	Rencana Kerja Anggaran dan Pendapatan or Budgeting and Revenue Work Plan
ROA	Return on Asset
ROE	Return on Equity
RPP	Rancangan Peraturan Pemerintah or Government Regulation Draft
SaaS	Software as a Service
SAK	Standar Akuntansi Keuangan or Financial Accounting Standard

Keyword	Descriptions
SAS	Security and Safety
SASB	Sustainability Accounting Standards Board
SD	Standard Definition
SDG	Sustainable Development Goals
SEA-ME-WE 4	South East Asia-Middle East-Western Europe 4
SEA-ME-WE 5	Southeast Asia-Middle East -Western Europe 5
SEA-US	South East Asia-United States
SEC	Securities and Exchange Commission
SEKAR	Serikat Karyawan or Employee Union
SEM	Structural Equation Modeling
SEOJK	Surat Edaran Otoritas Jasa Keuangan or Circular Letter of Indonesia Financial Service Authority
SFH	School From Home
SGM	Senior General Manager
SIUP	Surat Izin Usaha Perdagangan or Business Permit
SJC	Southeast Asia-Japan
SKKL	Sistem Komunikasi Kabel Laut or Submarine Communications Cable System
SLA	Service Level Agreement
SLG	Service Level Guarantee
SLI	Sambungan Langsung Internasional or International Direct Dialing
SMAP	Sistem Manajemen Anti Penyuapan or Anti-Bribery Management System
SMB	Small Medium Business
SME	Small Medium Enterprise
SMILE	Supply Management and Logistic Enhancement
SMK	Sekolah Menengah Kejuruan or Vocational School
SMK3/OHSAS	Sistem Manajemen Keselamatan dan Kesehatan Kerja or Occupational Health and Safety Assessment System
SMPCS	Sulawesi-Maluku-Papua Cable System
SOP	Standard Operating Procedures
SOR	Safety Observation Round
SOX	Sarbanes Oxley Act
SP	Strategic Portfolio
SPI	Sistem Pengendalian Internal or Internal Control System
SPKN	Standar Pemeriksaan Keuangan Negara or Standards on Auditing of State Finance
SSO	Shared Service Operation
STO	Sentral Telepon Otomatis or Private Automatic Branch Exchange
TAM	Tele Account Management
TDP	Tanda Daftar Perusahaan or Company Registration Certificate
THR	Tunjangan Hari Raya or Religious Holiday Allowance
TIOC	Telkom Integrated Operation Center
TIQA	Telkom Integrated Quality Assurance
TIS	Thailand-Indonesia-Singapore
TKDN	Tingkat Komponen Dalam Negeri
TLK	Telkom Ticker in New York Stock Exchange
TLKM	Telkom Ticker in Bursa Efek Indonesia
TNA	Training Need Analysis
UMP	Upah Minimum Provinsi or Provincial Minimum Wage
USO	Universal Service Obligation
VAR	Value Added Reseller
VOD	Video on Demand
VOD	Voice Over Data
VoIP	Voice over Internet Protocol
VP	Vice President
VPN	Virtual Private Network
WBS	Whistleblowing System

Keyword	Descriptions
WFH	Work From Home
WHO	World Health Organization
WIB	Wholesale and International Business
WINS	Wholesale and International Service
WPO	Whistleblower Protection Officer

APPENDIX 3:

CIRCULAR LETTER OF FINANCIAL SERVICES AUTHORITY NO. 30/SEOJK.04/2016 CROSS REFERENCE

No.	CRITERIA		EXPLAINATION	PAGES
I	FORM OF ANNUAL REPORT
1.	Annual Report should be able to be reproduced in printed document copy and electronic document copy.
2.	Annual Report presented as printed document should be printed on light-colored, good quality, A4 sized paper, bound and possible to be reproduced in good quality.
3.	Annual Report presented as electronic document copy is the Annual Report converted to pdf format.
II	CONTENT OF ANNUAL REPORT
1	General Requirements
a.	Annual Report should at least contain information about:	1)	key financial data highlight;	16-17
		2)	stock information (if any);	18-19
		3)	Board of Commissioners’ report;	22-25
		4)	Directors’ report;	26-31
		5)	Issuer or Public Company’s profile;	11-12
		6)	management discussion and analysis;	86-151
		7)	Issuer or Public Company’s governance;	152-249
		8)	Issuer or Public Company social and environmental responsibility;	250-283
		9)	audited annual financial report; and	321
		10)	statement of Directors and board of Commissioners on the responsibility for the Annual Report.	32-33
b.	Annual Report may present information in the form of images, graphs, tables, and/or diagrams by including clear title and/or description to be easily read and understood.			√
2.	Description of The Contents of Annual Report
a.	Key Financial Data Highlight

Highlights of Key Financial Data presents information in comparative form over a period of 3 (three) financial years or since the commencement of business if the Issuer or Public Company has been running for less than 3 (three) years, and should at least contain:

16-17
		1)	revenue;
		2)	gross profit;
		3)	profit (loss);
		4)	profit (loss) attributable to parent and non-controlling interests;
		5)	comprehensive profit (loss);
		6)	comprehensive profit (loss) attributable to parent and non-controlling;
		7)	net profit (loss) per share;
		8)	total assets;
		9)	total liabilities;
		10)	total equity;
		11)	profit (loss) to total asset ratio;
		12)	profit (loss) to equity ratio;
		13)	profit (loss) to revenue ratio;
		14)	current ratio;
		15)	liabilities to equity ratio;
		16)	liabilities to total asset ratio; and
		17)	other financial information and ratios relevant to Issuer or Public Company and their industry type.

No.	CRITERIA		EXPLAINATION		PAGES
b.	Stock Information	Information of stock (if any) at least contains:			18
		1)	stock issued for three months period (if any) presented in comparative form in the last 2 (two) financial years at least contain:
			a)	outstanding stock;
			b)	market capitalization by the price in the Stock Exchange where the stock is listed;
			c)	highest, lowest, and closing stock price by the price in the Stock Exchange where the stock is listed; and
			d)	traded volume in the Stock Exchange where the stock is listed;
		2)	in the event of corporate actions such as stock split, reverse stock, stock dividend, stock bonus, and par value decrease, stock price information referred to in point 1) should then include explanation concerning at least:		19
			a)	date of corporate actions;
			b)	ratio of stock split, reverse stock, stock dividend, stock bonus, and the changes of par value;
			c)	amount of outstanding stock before and after corporate actions; and
			d)	stock price before and after corporate actions;
		3)	in the event that the company’s stock trade is suspended and/or delisted during the year reported, Issuer or Public Company should explain the reason for such suspension and/or delisting; and		No suspension/delisting
4)

in the event that such suspension and/or delisting referred to in point 3) still goes on until the final period of Annual Report, the Issuer or Public Company should explain the action carried out by the company in solving the matter.

No suspension/delisting
c.	Director’s Report	Report from the Directors at least contain:			26-31
		1)	brief description about the performance of Issuer or Public Company, that at least include:
			a)	strategies and strategic policies of Issuer or Public Company;
			b)	comparison between achievement of results and targets; and
			c)	constraints experienced by Issuer or Public Company;
		2)	description of business prospects;
		3)	implementation of Issuer or Public Company’s governance; and
		4)	changes in the composition of the Board of Directors and reasons for such changes (if any).

No.	CRITERIA		EXPLAINATION			PAGES
d.	Board of Commissioners’ Report	Report from Board of Commissioners’ at least contains:				22-25
		1)	assessment on the performance of the Directors in managing the Issuer or Public;
		2)	supervision of implementation of Issuer or Public Company’s strategies;
		3)	overview on the business prospects of Issuer or Public Company established by the Board of Directors;
		4)	overview on the implementation of Issuer or Public Company’s governance;
		5)	changes in the composition of Board of Commissioners and reasons for such changes; and
		6)	frequency and method of advising the member of Directors.
e.	Profile of Issuer or Public Company	The Issuer or Public Company’s Profile at least contains:
		1)	name of Issuer or Public Company, including, if any, changes in names, reasons for such changes, and the effective date of name;			11
		2)	access to Issuer or Public Company, including branch or representative offices that enables people to obtain the information of:			8
			a)	address;
			b)	telephone number;
			c)	facsimile number;
			d)	e-mail address; and
			e)	web site address;
		3)	brief history of the Issuer or Public Company;			37-38
		4)	vision and mission of Issuer or Public Company;			35-36
		5)	business activities under the latest articles of association, business activities conducted during the financial year, and type of goods and/or services offered;			39-40
		6)	organizational structure of Issuer or Public Company in a form of chart, of at least to 1 (one) structural level under the directors, with name and position included;			45
		7)	profile of the Directors, consisting of at least:			56-67
			a)	name and position that corresponds to the duties and responsibilities;
			b)	latest photograph;
			c)	age;
			d)	nationality;
			e)	educational background;
			f)	employment record, consisting of:
				1.	legal basis of Board of Directors members appointment for the first time at the related Issuer or Public Company;
				2.	double position, either as member of Directors, Commissioners, and/or committee as well as other positions (if any); and
				3.	work experience and the time period both inside and outside the Issuer or Public Company;
			g)	education and/or trainings participated by member of Directors in enhancing the competencies within a financial year (if any); and

No.	CRITERIA		EXPLAINATION			PAGES
			h)	Affiliation with other member of Directors, Commissioners, and major shareholders (if any), consisting of the names of affiliated parties;
		8)	profile of Board of Commissioners, consisting of:			46-55
			a)	name;
			b)	latest photograph;
			c)	age;
			d)	nationality;
			e)	educational background;
			f)	employment record, consisting of:
				1.	legal basis of non-Independent Board of Commissioners members appointment at the related Issuer or Public Company;
				2.	legal basis of Independent Board of Commissioners members appointment at the related Issuer or Public Company;
				3.	double position, either as member of Board of Commissioners, Directors, and/or committee, as well as other positions (if any); and
				4.	work experience and the time period both inside and outside the Issuer or Public Company;
			g)	education and/or trainings participated by member of Board of Commissioners in enhancing the competencies within a financial year (if any);
			h)	Affiliation with other member of Board of Commissioners and major shareholders (if any), consisting of the names of affiliated parties; and
			i)	Independence Commissioners’ disclosure of independency in terms of the board has served more than 2 period (if any); and
			j)	education and/or trainings participated by member of Board of Commissioners in enhancing the competencies within a financial year (if any);
9)

in the event of a change in the composition of the Board of Commissioners and/or Directors taking place after the fiscal year until the deadline of Annual Report submission, management composition stated in the Annual Report is then the composition of the Board of Commissioners and/or Directors both the latest and the previous one;

46-67
		10)	number of employees and description of the range of educational background and ages in a financial year;			67-72
		11)	name of Shareholders and ownership percentage at the end of financial year. Information includes among others:			73-74
			a)	shareholders having 5% (five percent) or more shares of Issuer or Public Company;
			b)	member of Directors and Board of Commissioners owning shares of Issuer or Public Company; and
			c)	group of public shareholders each having less than 5% (five percent) share ownership of Issuer or Public Company;
		12)	number of shareholders and ownership percentage at the end of financial year presented in the following classifications:			73-74

No.	CRITERIA		EXPLAINATION		PAGES
			a)	local institution ownership;
			b)	foreign institution ownership;
			c)	local individual ownership; and
			d)	foreign individual ownership;
		13)	information concerning major and controlling shareholder of Issuer or Public Company, both direct and indirect, until the individual owner, presented in the form of scheme or diagram;		73
14)

names of subsidiaries, associated companies, joint ventures in which Issuer or Public Company owns control with the entities, along with the percentage of share ownership, line of business, total asset, and operating status of such companies (if any);

For subsidiaries, information of company’s address should be added;

75-78
15)

chronology of stock listing, number of stock, par value, and offering price from the beginning of listing up to the end of the financial year and name of Stock Exchange where Issuer or Public Company’s stock are listed (if any);

79-80
16)

chronology of other securities listing other than the securities referred to in point 15) that contains the least securities’ name, year of issuance, maturity date, offering value, and rating (if any);

81-82
		17)	names and addresses of institutions and/or capital market supporting professionals;		83-85
18)

in the event that capital market supporting professionals provides services periodically to the Issuer or Public Company, there should be information on services provided, fees and period of assignment; and

41-44
		19)	award and certification received by the Issuer or Public Company, both national and international scale during the fiscal year (if any), that includes:		41-44
			a)	name of Award and/or certification;
			b)	rewarding agency or institution; and
			c)	validity period of the award and/or certification (if any).
f.	Management Discussion and Analysis

Annual Report must contain discussion and analysis of Financial Report and other significant information by emphasizing material changes taking place during the year under review. It should at least contain:

		1)	operational review by business segment in accordance with the industry of Issuer or Public Company, consisting of at least:		91-106
			a)	Production, which includes process, capacity and its development;
			b)	Revenue; and
			c)	Profitability;
2)

comprehensive financial performance including a comparison between the financial performance of the last two financial years, explanation on the causes of such changes and their impact, which among others includes:

121-133
			a)	current assets, non-current assets, and total assets;

No.	CRITERIA		EXPLAINATION		PAGES
			b)	Short-term liabilities, long-term liabilities, and total liabilities;
			c)	equity;
			d)	revenue, expenses and profit (loss), other comprehensive revenue and comprehensive income (loss); and
			e)	cash flow;
		3)	capability to pay debts by presenting relevant ratio;		134
		4)	account receivables collectability of Issuer or Public Company receivable by presenting relevant ratio;		140
		5)	capital structure and Management’s policies on the capital structure, as well as basis of the policy making;		135
		6)	discussion on material commitment for the investment of capital expenditure with explanation concerning:		138
			a)	purpose of such commitment;
			b)	sources of funds expected to fulfill to the commitment;
			c)	currency of denomination;
			d)	steps taken by the Issuer or Public Company to protect the position of related foreign currency against risks;
		7)	discussion on realization of investment of capital expenditure within the last Financial year, that at least contains:		137
			a)	type of capital expenditure investments;
			b)	purpose of capital expenditure investments;
			c)	value of capital expenditure investments issued;
		8)	material information and facts occurring after the date of accountant’s report (if any);		140
9)

business prospects of Issuer or Public Company in relation to the industry, economy in general, and international market, and accompanied with the supporting quantitative data from reliable Data resource;

141-142
		10)	comparison between target/projection at the beginning of financial year and the realization, that includes:		143
			a)	revenue;
			b)	profit (loss);
			c)	capital structure; or
			d)	other information deemed necessary by the Issuer or Public Company;
		11)	target/projection of the Issuer or Public Company within 1 (one) year, that includes:		144
			a)	revenue;
			b)	profit (loss);
			c)	capital structure;
			d)	dividend policy; or
			e)	other information deemed necessary by the Issuer or Public Company;
		12)	marketing aspects of the goods and/or services of Issuer or Public Company, including among others marketing strategies and market Share;		107-120
		13)	description of dividend during the past 2 (two) financial years (if any), includes at least:		145
			a)	dividend policy;

No.	CRITERIA		EXPLAINATION			PAGES
			b)	date of cash dividend payment and/or date of non-cash dividend Distribution;
			c)	amount of dividend per share (cash and/or non-cash); and
			d)	amount of dividend paid per year;
		14)	realization of the use of proceeds from Public Offering is under the Following conditions:			146
a)

in the event that during the financial year reported, the Issuer is obliged to submit report on realization of use of proceeds, then Annual Report should disclose accumulated realization of use of Proceeds until the end of the financial year; and

b)

in the event that there is a change in the use of proceeds as stipulated in Financial Services Authority Regulation on Report on Realization of Use of Proceeds, the Issuer should then explain such change;

		15)	material information (if any) concerning, among others investment, expansion, divestment, merge, acquisition, debt/capital restructuring, Affiliated transaction, and transaction with conflict of interests, taking place during the financial year (if any). Information includes:			147
			a)	date, value and object of transaction;
			b)	name of transacting parties;
			c)	nature of Affiliated relation (if any);
			d)	explanation of fairness of transaction; and
			e)	compliance with related rules and regulations;
		16)	description of changes in regulation which have a significant effect on the Issuer or Public Company and its impacts on the financial report (if any); and			148
		17)	changes in the accounting policy, rationale and impacts on the financial statement (if any).			149-150
g.	Governance of Issuer or Public Company	Governance of Issuer or Public Company at least contains brief description of:
		1)	Directors, consisting of among others:			161-170, 203-218
			a)	scope of work and responsibility of each member of the Directors;
			b)	disclosure that the Directors have Directors’ charter;
			c)	disclosure of procedures, basis of decision, and amount of remuneration for members of Directors, along with the relation between remuneration and the performance of Issuer or Public Company;
d)

disclosure of company policies and the implementation on frequency of Directors meetings, including joint meetings with the Board of Commissioners and attendance of members of Directors in such meetings;

			e)	disclosure of resolutions of GMS of 1 (one) previous year and the realization during the fiscal year, along with reasons in the event that there is a resolution not yet realized:
				1.	resolutions of GMS realized in one financial year; and

No.	CRITERIA		EXPLAINATION			PAGES
				2.	reasons in the event that there is a resolution not yet realized.
			f)	disclosure of resolutions of GMS during financial year, that includes:
				1.	resolutions of GMS realized in one financial year; and
				2.	reasons in the event that there is a resolution not yet realized; and
			g)	disclosure of company policies on performance assessment of members of Directors;
		2)	Board of Commissioners, consisting of among others:			171-186
			a)	description of responsibility of the Board of Commissioners;
			b)	disclosure that the Board of Commissioners has Board of Commissioners’ charter;
			c)	disclosure of procedures, basis of decision, and amount of remuneration for members of Board of Commissioners;
d)

disclosure of company policies and the implementation on frequency of Board of Commissioners meetings, including joint meetings with the Directors, and attendance of members of Board of Commissioners in such meetings;

			e)	disclosure of Issuer or Public Company’s policies on performance assessment of members of Directors and Board of Commissioners and its implementation, including among others:
				1.	procedure of performance assessment implementation;
				2.	criteria of assessment; and
				3.	parties conducting the assessment;
			f)	disclosure of performance assessment of committee supporting the duties of Board of Commissioners; and
			g)	in the event that the Board of Commissioners did not establish Committee for Nomination and Remuneration, the least information to disclose includes:
				1.	reasons for not establishing a committee; and
				2.	procedure of nomination and remuneration implemented during financial year;
		3)	Syariah Supervisory Board, for Issuer or Public Company running business under the principles of Syariah as expressed in the Articles of Association, contains at least:			Not relevant
			a)	name;
			b)	tasks and responsibilities of Syariah Supervisory Board; and
			c)	frequency and method of advising and supervisory on the compliance of Syariah Principles in Capital Market toward the Issuer or Public Company;

No.	CRITERIA		EXPLAINATION			PAGES
		4)	Audit Committee, consisting of among others:			187-193
			a)	name and position in the committee;
			b)	age;
			c)	nationality;
			d)	educational background;
			e)	employment record, consisting of:
				1.	legal basis of appointment as member of committee;
				2.	double position, either as member of Board of Commissioners, Directors, and/or committee and other positions (if any); and
				3.	work experience and the time period, both inside and outside the Issuer or Public Company;
			f)	period of service of Audit Committee members;
			g)	disclosure of independence of Audit Committee;
			h)	disclosure of company policies and the implementation on frequency of Audit Committee meetings and the attendance of Audit Committee members in such meetings;
			i)	education and/or trainings participated within a financial year (if any); and
			j)	brief description activities carried out by Audit Committee during the financial year based on what is stated in Audit Committee Charter;
5)

other committees the Issuer or Public Company has in order to support the function and tasks of Directors and/or Board of Commissioners, such as Committee for Nomination and Remuneration, consisting of among others:

194-202
			a)	name and position in the committee;
			b)	age;
			c)	nationality;
			d)	educational background;
			e)	employment record, consisting of:
				1.	legal basis of appointment as committee member;
				2.	double position, either as member of Board of Commissioners, Directors and/or committee and the other positions (if any); and
				3.	work experience and the time period both inside and outside the Issuer or Public Company;
			f)	period of service of committee members;
			g)	description of the tasks and responsibilities;
			h)	disclosure that the committee has charter of committee;
			i)	disclosure of independence of committee members;
			j)	disclosure of company policies and the implementation on frequency of committee meetings and the attendance of committee members in such meetings;
			k)	education and/or trainings participated within a financial year (if any); and

No.	CRITERIA		EXPLAINATION			PAGES
			l)	brief description activities carried out by committee during the financial year;
		6)	Corporate Secretary, consisting among others:			219-221
			a)	name;
			b)	domicile;
			c)	employment record, consisting of:
				1.	legal basis of appointment as Corporate Secretary; and
				2.	work experience and the time period both inside and outside the Issuer or Public Company;
			d)	educational background;
			e)	education and/or trainings participated within a financial year; and
			f)	brief description activities carried out by Corporate Secretary during the financial year;
		7)	Internal Audit Unit, consisting among others:			222-225
			a)	name of Internal Audit Unit’s chief;
			b)	employment record, consisting of:
				1.	legal basis of appointment as Internal Audit Unit’s chief; and
				2.	work experience and the time period both inside and outside the Issuer or Public Company;
			c)	qualification/certification as an Internal Audit (if any);
			d)	education and/or trainings participated within a financial year;
			e)	structure and position of Internal Audit Unit;
			f)	description of tasks and responsibilities of Internal Audit Unit;
			g)	disclosure that the unit has charter Internal Audit Unit; and
			h)	brief description of tasks implementation of Internal Audit Unit during the financial year;
		8)	description of internal control system implemented by Issuer or Public Company, consisting of at least:			226-228
			a)	operational and financial control, along with compliance with other prevailing rules and regulations; and
			b)	review on effectiveness of internal control system;
		9)	risk management system implemented by Issuer or Public Company, consisting of at least:			229-236
			a)	general description of risk management system of Issuer or Public Company;
			b)	types of risks and efforts to manage such risks; and
			c)	review on effectiveness of the risk management system of Issuer or Public Company;
		10)	material litigation faced by the Issuer or Public Company, subsidiaries, present members of the Board of Commissioners and Directors (if any), including among others:			242
			a)	material of the case/claim;
			b)	status of settlement of case/claim; and

No.	CRITERIA		EXPLAINATION			PAGES
			c)	impacts on the financial condition of the Issuer or Public Company;
		11)	information on administrative sanctions to Issuer or Public Company, members of the Board of Commissioners and Directors, by Capital Market authority and other authorities during the fiscal year (if any);			243
		12)	information on code of conducts and culture of Issuer or Public Company (if any) consisting of:			245-246
			a)	main points of code of conducts;
			b)	form of socialization of code of conducts and efforts to enforce it; and
			c)	disclosure of that code of conducts is applicable to member of Directors, Board of Commissioners, and employers of Issuer or Public Company;
		13)	information on corporate culture or corporate values (if any);			247-248
		14)	explanation on employees and/or Management stock ownership program carried out by Issuer or Public Company, including among others amount, period of time, requirements for eligible employees and/or Management, and exercise price (if any):			241
			a)	amount of stock and/or options;
			b)	time period of exercise;
			c)	requirements for eligible employees and/or Management; and
			d)	exercise price;
		15)	explanation on Whistleblowing System at the Issuer or Public Company to report misconducts causing potential loss to the company or the stakeholders (if any), consisting of among others:			237-239
			a)	procedure to submit whistleblowing report;
			b)	protection for whistleblower;
			c)	handling of whistleblowing;
			d)	party managing whistleblowing; and
			e)	results of whistleblowing handling, consisting of at least:
				1.	number of whistleblowing registered and processed in financial year; and
				2.	follow up of whistleblowing;
		16)	implementation of Public Company Governance Guidelines for Issuer that issues Equity Securities or Public Company, consisting of:			154-158
			a)	disclosure of implemented recommendations; and/or
			b)	explanation concerning unimplemented recommendation, including reasons for such conditions and alternatives (if any).

No.	CRITERIA		EXPLAINATION			PAGES
h.	Social and Environmental Responsibility of Issuer or Public Company	1)	Information on Issuer or Public Company’s social and environmental responsibility consisting of policies, types of programs, and cost, in relation of the aspects of among others:
			a)	environment, among others:		277-283
				1.	use of environmentally friendly and recyclable material and energy;
				2.	waste management system;
				3.	mechanisms of complaints on environmental concern; and
				4.	certification in the field of environment;
			b)	labor practices, occupational health and safety, among others:		264-271
				1.	equality in gender and work opportunity;
				2.	work facility and safety;
				3.	employees turnover;
				4.	work accident rate;
				5.	education and/or training.
				6.	remuneration; and
				7.	mechanisms of complaints on Employment concern;
			c)	social and community development, among others:		272-276
				1.	use of local work force;
				2.	empowerment of the Issuer or Public Company’s surrounding community, among others by the use of raw materials produced by the community or provision of education to the community;
				3.	improvement of social facilities and infrastructure;
				4.	other forms of donations; and
				5.	communication on anti corruption policy and procedure in the Issue or Public Company, as well as training on anti corruption (if any);
			d)	product and/or services responsibility, among others:		259-263
				1.	consumers’ health and safety;
				2.	product and/or services information; and
				3.	facilities for customers’ complaints, number of complaints and complaints handling;

No.	CRITERIA		EXPLAINATION	PAGES
		2)	Issuer or Public Company may disclose information referred to in point 1) as part of the Annual Report or in a separate report, such as submitted at the same time as Sustainability Report or Corporate Social Responsibility Report, and therefore the Issuer or Public Company is excluded to disclose information on social and environmental responsibility in the Annual Report; and	-
		3)	The report referred to in point 2) is submitted to Financial Services Authority at the same time as the Annual Report submission.	-
i.	Audited Financial Statement	The Financial Statement contained in the Annual Report should be presented in accordance with Financial Accounting Standard in Indonesia and has been audited by Accountant. The Financial Statement should contain statement regarding responsibility on the financial statement in compliance with Regulations in Capital Market sector on the Directors’ responsibility to the financial statement or regulations in Capital Market sector on periodical report of Securities Companies in the event that the Issuer is a Securities Company; and		324
j.	Statement of Members Board of Directors and Board of Commissioners on The Responsibility for the Annual Report

Statement of members of Directors and Board of Commissioners on the responsibility for the Annual Report is composed in accordance to the format of Statement of Members of Directors and Board of Commissioners on the Responsibility for the Annual Report as attached in the Appendix as an inseparable part of the  Circular Letter of FSA.

32-33

APPENDIX 4:

LIST OF AFFILIATE TRANSACTIONS

Service Receiver
Service Provider		Telkom	AdMedika	Finnet	Infomedia Solusi Humanika	Metraplasa	Balebat	MDI	GYS	Metranet	Nutech	Pointer	Telkomsat	Infratel	TLT	Mitratel	GSD	Infomedia Nusantara	Melon	Telkom Metra	PINS	Telkomsel	Telin	Telin HK	Telin Singapore	Sigma	Telkom medika	Sarana Swadharma Informatika	Bosnet	Telkom Akses	Telin Timor Leste	Collega Inti Prima	Telin USA	Media Nusantara Data Global	MD Media	Signet Pratama	Metrasat	Telin Malaysia	TSGN
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38
Telkom
1.	Link Rental Service: Metroethernet, Astinet, VPN IP, DINACCESS		√	√	√	√	√	√	√	√	√		√	√	√	√	√	√	√	√	√	√	√			√	√	√		√		√		√		√
2.	Training/Assessment Service				√								√			√		√					√
3.	Advertising/Printing Service					√		√		√									√			√
4.	e-ticketing Service											√
5.	Management Service												√
6.	Telecommunication and Supporting Facilities Service												√	√		√		√	√			√	√											√			√
7.	Colocation/Maintenance /Supporting Service																√
8.	Content Service/PIB																			√		√
9.	I/C SLI 007 Service																					√		√	√													√
10.	ii 007 Signaling Service																					√
11.	Domestic Incoming Service (Interconnection)																					√
12.	PE2PE Service																					√
13.	Telecommunication Facility Service: CINOP, GRX etc.														√							√
14.	Building Management Service
15.	Content Service/PIB																		√			√
16.	Telecommunication and WiFi.ID Supporting Facilities Service																						√

AdMedika
1.	Health Service	√

Finnet
1.	e-Payment/Money Service	√
2.	Collection Service	√																				√
3.	Phone Credit Voucher Fee/RITNAS Service																			√	√
4.	Injapati/VAS Service: Call Center, Calling Card, VAS																							√

Infomedia Solusi Humanika
1.	Outsourcing Service	√								√			√							√	√	√	√							√
2.	Training/Assessment Service																√

Metraplasa
1.	e-Commerce Service	√																													√
2.	Advertising/Printing Service						√			√														√

Balebat
1.	Advertising/Printing Service	√								√
2.	Supporting Facilities Service									√

MDI
1.	Incubation Service	√

Service Receiver
Service Provider		Telkom	AdMedika	Finnet	Infomedia Solusi Humanika	Metraplasa	Balebat	MDI	GYS	Metranet	Nutech	Pointer	Telkomsat	Infratel	TLT	Mitratel	GSD	Infomedia Nusantara	Melon	Telkom Metra	PINS	Telkomsel	Telin	Telin HK	Telin Singapore	Sigma	Telkom medika	Sarana Swadharma Informatika	Bosnet	Telkom Akses	Telin Timor Leste	Collega Inti Prima	Telin USA	Media Nusantara Data Global	MD Media	Signet Pratama	Metrasat	Telin Malaysia	TSGN
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38
Graha Yasa Selaras (GYS)
1.	Building Management Service	√

MD Media
1.	Advertising/Printing Service	√								√								√	√			√
2.	Management Service	√
3.	SMS KA Service												√
4.	I/C SLI 007 Service																							√

Metranet
1.	Advertising/Printing Service	√				√		√					√					√		√
2.	Colocation/Maintenance/Supporting Service	√																								√
3.	License/Application Service	√
4.	Supporting Facilities Service			√																	√		√			√
5.	Satellite Service & VAS Service																														√

Nutech Integrasi
1.	CPE Managed Device Service	√																			√
2.	Supporting Facilities Service	√											√
3.	License/Application Service	√
4.	e-Payment/Money Service																					√

Pojok Celebes Mandiri (Pointer)
1.	e-Ticketing Service	√											√
2.	Management Service	√

Telkomsat
1.	Satellite Link/Transponder/VISAT/Circuit Service	√																		√		√				√													√
2.	Manage Capacity Service	√
3.	Management Service	√
4.	Maintenance Service															√

Telkom Infra (Infratel)
1.	Manage Capacity Service	√
2.	Equipment Installation Service	√
3.	Maintenance Service																					√
4.	Management Service																						√
5.	Supporting Facilities Service																					√

Telkom Landmark Tower (TLT)
1.	Building Management Service	√		√				√		√			√	√					√	√	√	√	√				√								√
2.	Supporting Facilities Service									√
3.	Building/Tower Rental Service							√		√						√										√

Mitratel
1.	Building/Tower Rental Service	√																				√									√
2.	Manage Capacity Service	√
3.	Technical Assistance Service/Investigation Survey	√
4.	Equipment Installation Service	√
5.	Lease & Trade Service																				√

Graha Sarana Duta (GSD)
1.	Building/Site Management Service	√	√	√	√							√	√	√				√	√		√	√	√			√	√	√							√
2.	Transport Management	√																												√
3.	Supporting Facilities Service									√										√										√
4.	Building/Tower Rental Service												√			√				√						√
5.	Construction Service	√

Service Receiver
Service Provider		Telkom	AdMedika	Finnet	Infomedia Solusi Humanika	Metraplasa	Balebat	MDI	GYS	Metranet	Nutech	Pointer	Telkomsat	Infratel	TLT	Mitratel	GSD	Infomedia Nusantara	Melon	Telkom Metra	PINS	Telkomsel	Telin	Telin HK	Telin Singapore	Sigma	Telkom medika	Sarana Swadharma Informatika	Bosnet	Telkom Akses	Telin Timor Leste	Collega Inti Prima	Telin USA	Media Nusantara Data Global	MD Media	Signet Pratama	Metrasat	Telin Malaysia	TSGN
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38
Infomedia Nusantara
1.	Call Center/Contact Center - Outsourcing Service	√											√
2.	Outsourcing Service	√																			√	√								√
3.	Supporting Facilities Service									√											√		√
4.	Advertising/Printing Service															√
5.	Building/Site Management Service																√
6.	Management Service																		√
7.	Access Network Service	√

Melon Indonesia																						√		√
1.	Content Service/PIB	√
2.	Advertising/Printing Service	√

Telkom Metra
1.	Content Service/PIB	√																	√
2.	Satellite Service & VAS Service	√
3.	Satellite Link/Transponder/VISAT/Circuit Service	√											√									√	√
4.	Telecommunication and Supporting Facilities Service	√
5.	Advertising/Printing Service	√
6.	CPE Managed Application Service	√
7.	Building/Tower Rental Service	√
8.	Building/Site Management Service									√
9.	Supporting Facilities Service																					√

PINS
1.	Pulse Fee Voucher/RITNAS	√
2.	CPE Managed Network Service	√																												√
3.	CPE Managed Application Service	√
4.	Maintenance Service	√
5.	Work Facilities/Seat Management Rental Service	√											√							√		√	√
6.	Building/Site Management Service														√		√					√
7.	CPE Managed Service								√
8.	Supporting Facilities Service									√
9.	CPE Managed Device Service																			√		√
10.	Server Rental Service	√

Service Receiver
Service Provider		Telkom	AdMedika	Finnet	Infomedia Solusi Humanika	Metraplasa	Balebat	MDI	GYS	Metranet	Nutech	Pointer	Telkomsat	Infratel	TLT	Mitratel	GSD	Infomedia Nusantara	Melon	Telkom Metra	PINS	Telkomsel	Telin	Telin HK	Telin Singapore	Sigma	Telkom medika	Sarana Swadharma Informatika	Bosnet	Telkom Akses	Telin Timor Leste	Collega Inti Prima	Telin USA	Media Nusantara Data Global	MD Media	Signet Pratama	Metrasat	Telin Malaysia	TSGN
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38
Telkomsel
1.	I/C SLI 007 Service	√																						√							√
2.	Domestic Incoming (Interconnection) Service	√
3.	PE2PE Service	√
4.	APP2P Service	√
5.	IoT Services	√
6.	Content/PIB Service	√
7.	SMS KA Service																																		√
8.	Advertising/Printing Service	√								√
9.	Injapati/VAS Service: Call Center, Calling Card, VAS										√
10.	Phone Credit Voucher Fee /RITNAS																	√
11.	Incubation Service																			√
12.	Link Rental Service: Metroethernet, Astinet, VPN IP, DINACCESS	√																		√
13.	Building/Tower Rental Service															√								√
14.	Colocation/Maintenance/Supporting Service																					√

Telin
1.	IPLC/SIMBOX International Service	√
2.	Satellite Link/Transponder/VISAT/Circuit Service	√											√
3.	Telecommunication and Support Facilities for WiFi Roaming Service	√
4.	Telecommunication and WiFi.ID Supporting Facilities Service	√
5.	Hosting Service/CDN	√																√
6.	Content/PIB Service																		√
7.	Link Rental Service: Metroethernet, Astinet, VPN IP, DINACCESS	√

Telin Hong Kong
1.	I/C SLI 007 Service	√		√
2.	Satellite Link/Transponder/VISAT/Circuit Service	√
3.	IoT Service	√
4.	Supporting Facilities Service									√
5.	Content/PIB Service																		√
6.	Building/Tower Rental Service																					√
7.	e-Commerce Service					√

Telin Singapore
1.	I/C SLI 007 Service	√
2.	Supporting Facilities Service																		√

Sigma
1.	Colocation/Maintenance/Supporting Service	√											√	√		√	√		√		√	√	√	√	√					√
2.	Supporting Facilities Service									√
3.	License/Application Service															√
4.	Maintenance Service																				√
5.	Rental Server Service																														√

Service Receiver
Service Provider		Telkom	AdMedika	Finnet	Infomedia Solusi Humanika	Metraplasa	Balebat	MDI	GYS	Metranet	Nutech	Pointer	Telkomsat	Infratel	TLT	Mitratel	GSD	Infomedia Nusantara	Melon	Telkom Metra	PINS	Telkomsel	Telin	Telin HK	Telin Singapore	Sigma	Telkom medika	Sarana Swadharma Informatika	Bosnet	Telkom Akses	Telin Timor Leste	Collega Inti Prima	Telin USA	Media Nusantara Data Global	MD Media	Signet Pratama	Metrasat	Telin Malaysia	TSGN
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38
Telkomedika
1.	Health Service	√							√				√	√	√	√	√		√		√		√							√	√
2.	Medical Equipment Sales Service	√								√

Bosnet
1.	Management Service	√

Persada Sokka Tama
1.	Building/Tower Rental Service																					√

Collega Inti Prima
1.	License/Application Service	√

Telin USA
1.	Technical Assistance Service/Investigation Survey							√

Media Nusantara Data Global
1.	Colocation/Maintenance/Supporting Service	√												√									√
2.	Data Center Service												√

Telkom Akses
1.	Access Network Service	√																								√

Metrasys
1.	License/Application Service															√							√	√	√						√
2.	Colocation/Maintenance/Supporting Service													√			√
3.	Maintenance Service	√																			√

Sigma Solusi Integrasi
1.	Colocation/Maintenance/Supporting Service															√			√

Metrasat
1.	Satellite Link/Transponder/VISAT/Circuit Service	√											√

Telin Timor Leste
1.	I/C SLI 007 Service																					√

Sarana Swadharma Informatika
1.	Maintenance Service Income	√

Telin Malaysia
1.	I/C SLI 007 Service	√

CONSOLIDATED FINANCIAL STATEMENTS

Exhibit 99	Audited Consolidates Financial Statements 2020 and Audited PKBL Financial Statements 2020